RHDonnelley® DEX MEDIA

Combining Strengths Expanding Opportunities

2005 ANNUAL REPORT

LEADERSHIP

SENIOR LEADERSHIP

David C. Swanson
Chief Executive Officer

Peter J. McDonald
President and Chief Operating Officer

Steven M. Blondy
Executive Vice President and Chief Financial Officer

George F. Bednarz
Senior Vice President
Integration, Corporate Planning/Administration and Communications

Robert J. Bush
Senior Vice President, General Counsel and Corporate Secretary

Alan R. Duy
Senior Vice President
Information Technology and Publishing Services

Simon D. Greenman
Senior Vice President
Digital Strategy, Innovation and Products

Margaret Le Beau
Senior Vice President and Chief Marketing Officer

Debra M. Ryan
Vice President
Human Resources

BOARD OF DIRECTORS

George A. Burnett
Chairman
R.H. Donnelley Corporation

David C. Swanson
Director and Chief Executive Officer
R.H. Donnelley Corporation

James A. Attwood
Managing Director
The Carlyle Group

Michael P. Connors
Chairman and Chief Executive Officer (Retired)
VNU Media Measurement and Information

Nancy E. Cooper
Senior Vice President and Chief Financial Officer
IMS Health Incorporated

Anthony J. de Nicola
General Partner
Welsh, Carson, Anderson & Stowe

R. Glenn Hubbard
Dean, Graduate School of Business
Columbia University

Robert Kamerschen
Chairman and Chief Executive Officer (Retired
ADVO, Inc.

Russell T. Lewis
President and Chief Executive Officer (Retired)
The New York Times Company

Alan F. Schultz
Chairman and Chief Executive Officer
Valassis Communications, Inc.

David M. Veit
Executive Director (Retired)
Pearson plc

Barry Lawson Williams
President
Williams Pacific Ventures, Inc.

Edwina D. Woodbury
President and Chief Executive Officer
The Chapel Hill Press, Inc.

CONTENTS


RECEIVED
JUN 0 2 2006
SECTION

TO OUR FELLOW INVESTORS

2005 was another year of transformation for R.H. Donnelley.

With the acquisition of Dex Media, completed in early 2006, we are now the third-largest prir and online Yellow Pages company in the United States.

We are pleased to present this unique annual report, highlighting the separate performance in 2005 of two strong companies—both industry leaders—that are even stronger joined as one. As the new R.H. Donnelley, we are leading our industry into a new era of local commercial search.

2005 HIGHLIGHTS



David Swanson

For both businesses, 2005 was a year of solid performance. From a financial perspective, we continued to generate stable revenue growth and successfully convert that revenue to free cash flow. As a result, we collectively paid down more than $800 million in debt in 2005, bring g our total combined debt pay down to more than $2.2 billion during the past three years, transferring significant value from our debt holders to our equity holders.

From an operational perspective, R.H. Donnelley continued to demonstrate excellence in execution, driving industry-leading results in our Sprint markets. Dex Media solidified its reputation as the leader in innovation, with notable success in generating leadership share through the Internet.

We are building on these complementary strengths to create a new standard for performar e and innovation. Our print business remains strong, as we continue to connect advertisers with consumers who are ready to buy. The Internet has proven to be an attractive expansio medium, delivering additional usage to our existing advertisers and attracting new consume and advertisers to our products.

We are very pleased to share highlights for 2005 for our growing business, operating under tr e strong market brands.

Dex

At **Dex**, publication sales growth was driven in large part by innovation, both in print and online. In 2005, we introduced Dex Plus™ companion directories that effectively support our competitive objectives and driving aggregate usage. Our Internet strategy is also a powerful differentiator. Internet highlights for 2005 included the roll-out of Dex Web Click: our search engine marketing solution; significant traffic growth on DexOnline.com®, now with in-region usage leadership for eight consecutive quarters;* and continued progress distribution agreements with Yahoo!®, Switchboard® and others, further extending the rea of our advertisers' messages to consumers.

Sprint

At R.H. Donnelley, our success was driven in large part by strong execution of our busine: process. In our **Sprint** branded markets, publication sales growth was once again at the top of the incumbent industry. We are pleased with our ability to deliver this level of sale: performance and successfully compete against competitive entry. Key to our success is customer growth—our ability to attract new advertisers as well as strong renewals and increased spending from our existing base of advertisers. We also see further potential w Internet products, as a growing number of our display advertisers are purchasing online products from us.

* comScore Networks®, Internet Yellow Pages Search Report, Dex 14-state region, Q4 2005.

AT&T

In R.H. Donnelley's **AT&T** branded markets, sales performance reflected a year of reconstruction to position this business for long-term success. We made considerable progress implementing the business model that worked so well for us in our Sprint markets. We still have a lot of work ahead of us, but remain confident that by focusing on consumer usage and advertiser value, revenue growth will follow.

STRONG INVESTMENT PROFILE

The measurable value we deliver to our advertisers drives high recurring revenues and stable topline growth. EBITDA margins are at the top of the U.S. media industry, as is free cash flow conversion, reflecting the great value we deliver to our advertisers. In addition, R.H. Donnelley has significant tax benefits for the next decade. We anticipate we will continue to convert a significant portion of EBITDA to free cash flow. This strong and stable cash flow allows us to reinvest in the business and retire debt by approximately one-half turn of leverage each year, which represents a direct transfer of value from debt to equity holders.

2006 AND BEYOND

We look forward to another year of progress in 2006. As we finish constructing a solid foundation in our AT&T markets, we'll continue working on the Dex integration, using the phased approach that we successfully implemented with our previous aquisitions. While an integration of this size is certainly complex, our cultural similarities and operating system compatibility will facilitate progress. We were pleased, for example, to complete the integration plan in early 2006, which we began implementing immediately following the close of the transaction. Consistent with this year's priorities, work is also well underway to develop and execute an enterprise-wide online local commercial search strategy.


George Burnett

We now serve more than 600,000 advertisers with print and Internet advertising products in 28 states, including some of the most attractive markets in the U.S.—Chicago, Denver, Las Vegas, Orlando, Phoenix and Seattle.

We gain much more than size and scale through this combination. We gain the collective contributions of a high-energy, high-performing team of more than 4,400 professionals. Our direct sales channel of 1,800 people work directly with thousands of local advertisers every day. Our senior management team has the experience to integrate our businesses effectively and ensure we remain focused on our customers and our day-to-day business priorities. Our board of directors has the experience and enthusiasm to help guide us into the future.

The additional information that follows provides a thoughtful overview of our combined businesses, as well as a reflection on last year's performance as separate companies.

Thank you for your continued interest in R.H. Donnelley.

PROGRESS

COMBINING STRENGTHS

The closing of the Dex Media acquisition on January 31, 2006, represents an important milestone for R.H. Donnelley a well as for its investors, advertisers, consumers and employees.

With this event, the company solidified its position as a leader in Yellow Pages and online local commercial search in the U.S., with combined 2005 adjusted net revenue of approximately $2.7 billion‡ and more than 600,000 advertisers buying print and internet search products in markets across 28 states.

R.H. Donnelley also gained greater operational scope and scale, further strengthening its solid financial profile, strong recurring revenue and free cash flow.


Seattle
Portland
Minneapolis
Salt Lake City
Chicago
Denver
Las Vegas
Albuquerque
Phoenix
Orlando

Blue indicates R.H. Donnelley coverage.

- More than **600** directories published in **28** states
- More than **600,000** advertisers
- Circulation of approximately **80 million**; approximately **150 million** online searches annually
- More than **4,400** employees

‡All non-GAAP amounts are reconciled to the comparable GAAP amounts in the schedule following the attached Form 10-Ks.

CAPITALIZING IN OUR MARKETS

Small and medium-sized companies see R.H. Donnelley as their trusted marketing advisor for advertising and promoting their businesses, both in print and online. Because of R.H. Donnelley's integrated, multi-platform approach to the market, the company is well positioned to meet the evolving needs of advertisers.

R.H. Donnelley's marketing solutions include:

- Advertisements in its highly referenced Yellow Pages products
- Priority placement and advertisements in its rapidly growing online local commercial search products
- Exposure of its advertisers' messages on other high-traffic Internet search sites
- Search engine marketing services, including web clicks, website design and e-commerce



RHDonnelley®
DEX

Dex | Sprint Yellow Pages (Soon to be EMBARQ Yellow Pages) | AT&T Yellow Pages (Formerly SBC Yellow Pages) in Illinois and Northwest Indiana

Dex

Publication sales growth of 2.2 percent[‡] in the Dex markets in 2005 was driven in large part by innovation in both print and online. Dex continued to roll out its Dex Plus™ companion directories, with 26 new titles introduced in 2005. Third-party research indicates that these products are driving incremental usage, which, in turn, generates more leads for advertisers.

Dex also helped advertisers leverage the Internet as a source for additional references. DexOnline.com remained number one in online local commercial search in its 14-state region, according to comScore Networks data[*] and traffic grew significantly. Dex Web Clicks—a product that provides guaranteed clicks from 30 major search engines—was rolled out across Dex markets with strong advertiser acceptance. Agreements with Yahoo!, Switchboard and others further extended the reach of Dex advertisers. Dex now provides advertisers with aggregate reach that represents around 60 percent of all local consumer searches in its region.

Sprint Yellow Pages (Soon to be EMBARQ Yellow Pages)

Sprint publication sales growth of 4.5 percent[‡] once again ranked at the top of the U.S. incumbents. This performance was fueled by strong growth in major markets as well as the introduction of online search products in all markets. Advertiser renewal rates demonstrated high levels of satisfaction, validating R.H. Donnelley's value proposition to deliver large quantities of high-quality leads to advertisers.

Traffic increased sharply to the online search product in the Sprint markets, as measured by unique users, page views and number of searches. There was also significant growth in online revenues. The majority of R.H. Donnelley's print display advertisers in the Sprint markets are purchasing its online products.

AT&T Yellow Pages (Formerly SBC Yellow Pages) in Illinois and Northwest Indiana

In the AT&T markets, publication sales for 2005 declined 2.8 percent[‡] compared to the prior year, reflecting the ongoing impact of the reconstruction efforts. These initiatives included a rescope of directories to better reflect changes in population characteristics and shopping patterns, as well as enforcement of tighter credit policies to improve long-term results in those markets. These changes will continue to impact results in the first half of 2006 as the company works through directory publication cycles. These actions should continue to drive consumer usage and advertiser value, and ultimately long-term revenue growth.

[*] comScore Networks Internet Yellow Pages Search Report, Dex 14-state region, Q3 2005.
[‡] All non-GAAP amounts are reconciled to the comparable GAAP amounts in the schedule following the attached Form 10-Ks.

PERFORMANCE

FINANCIAL HIGHLIGHTS

- Strong free cash flow generation supported by stable, consistent organic revenue growth
- Mid-50s EBITDA margins‡
- Attractive tax benefits for more than ten years
- Low capital expenditure and working capital requirements
- Combined debt paydown of more than $800 million in 2005


Cumulative Debt Repayment by Company
$2,500
$2,000
$1,500
$1,000
$500
$0
$ millions
DEX
R.H. Donnelley
$648
$1,406
$2,238
2003
2004
2005

DELIVERING ON DELEVERING

High recurring revenue continues to drive stable and consistent financial performance for R.H. Donnelley. High EBITDA margins, low capital requirements and attractive tax benefits lead to strong free cash flow conversion and significant debt repayment. On a combined basis, R.H. Donnelley and Dex Media repaid more than $800 million of debt in 2005 and have retired more than $2.2 billion of debt over the past three years. This has resulted in significant value transfer to equity holders.


Cumulative Returns Since June 1998*
400%
300%
200%
100%
0%
-100%
R.H. Donnelley
S&P 500 Total Return
RHD stock price on December 30, 2005: $62.61
RHD: Up 296%**
RHD stock price on June 30, 1998: $15.55
S&P 500 Total Return: Up 23%**
6/98
12/99
6/01
12/02
6/04
12/05

*R.H. Donnelley became a public company on June 30, 1998, when it was spun off by Dun & Bradstreet.
**Returns are adjusted for stock splits and dividends.

‡All non-GAAP amounts are reconciled to the comparable GAAP amounts in the schedule following the attached Form 10-Ks.

EXPANDING OPPORTUNITIES

The new R.H. Donnelley is well positioned to lead the industry in the print and online arenas.

The print Yellow Pages business remains robust—with remarkably strong and stable usage, especially when compared with other, increasingly fragmented media. Consumers continue to turn to the rich content to find businesses that offer the products and services they seek.

The Internet offers tremendous opportunity for the company to expand its business and deliver additional value to advertisers. The online local commercial search business is growing rapidly and R.H. Donnelley is uniquely positioned to monetize online traffic in its local markets through a robust sales channel reaching a vast and diverse customer base of small and medium-sized enterprises.

The company's senior management team includes competitive, execution-oriented, motivated and innovative leaders who have the experience and knowledge to drive results in both print and online.

R.H. Donnelley has a solid financial profile. Strong and growing free cash flow—driven by high margins, low capital expenditures and a significant tax shield—allows the company to drive shareholder value through EBITDA growth and deleveraging.

In 2006, the company will focus on four key priorities:

- Making significant progress with the integration of Dex Media
- Finishing the construction of a solid foundation in its AT&T markets from which to build long-term, sustainable and profitable growth
- Advancing a comprehensive local online search and digital products strategy
- Maintaining focus on generating free cash flow to repay debt and create value for shareholders


Dex Media Integration
Foundation in AT&T Markets
R.H. Donnelley 2006 Focus
Repay Debt with High Free Cash Flow
Online and Digital Products


RHDonnelley
DEX
MEDIA

2005 ANNUAL REPORT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
Annual Report Pursuant
to Sections 13 or 15(d) of the Securities Exchange Act of 1934

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-07155

R.H. Donnelley Corporation
(Exact name of registrant as specified in its charter)

Delaware	**13-2740040**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1001 Winstead Drive, Cary, N.C.	**27513**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code (919) 297-1600

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered
Common Stock, par value $1 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value at June 30, 2005, the last day of our most recently completed second quarter, of shares of the Registrant's common stock (based upon the closing price per share of $61.98 of such stock on The New York Stock Exchange on such date) held by non-affiliates of the Registrant was approximately $1,967,974,000. At June 30, 2005, there were 31,751,764 outstanding shares of the Registrant's common stock, not including any shares of common stock beneficially owned by The Goldman Sachs Group, Inc. The aggregate market value at March 1, 2006 of shares of the Registrant's common stock (based upon the closing price per share of $60.11 of such stock on The New York Stock Exchange on such date) held by non-affiliates of the Registrant was approximately $4,120,724,000. For purposes of these calculations, only those shares held by directors and executive officers of the Registrant and shares beneficially owned by affiliates of The Goldman Sachs Group, Inc (as of June 30, 2005) and The Carlyle Group and Welsch, Carson, Anderson & Stowe (as of March 1, 2006) have been excluded as held by affiliates. Such exclusion should not be deemed a determination or an admission by the Registrant or any such person that such individuals or entities are, in fact, affiliates of the Registrant. At March 1, 2006, there were 68,553,054 outstanding shares of the Registrant's common stock.

Commission file number 333-59287

R.H. DONNELLEY INC. *

(Exact name of registrant as specified in its charter)

Delaware	**36-2467635**
(State of Incorporation)	*(IRS Employer Identification No.)*
1001 Winstead Drive, Cary, N.C.	**27513**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code
(919) 297-1600

---

* R.H. Donnelley Inc. is a wholly owned subsidiary of R.H. Donnelley Corporation. R.H. Donnelley Inc. meets the conditions set forth in General Instructions I 1(a) and (b) of Form 10-K and is therefore filing this report with respect to R.H. Donnelley Inc. with the reduced disclosure format. R.H. Donnelley Inc. became subject to the filing requirements of Section 15(d) on October 1, 1998 in connection with the public offer and sale of its 9.125% Senior Subordinated Notes, which Notes were redeemed in full on February 6, 2004. In addition, R.H. Donnelley Inc. is the obligor of 10.875% Senior Subordinated Notes due 2012 and is subject to the filing requirements of Section 15(d) as a result of such notes. As of March 1, 2006, 100 shares of R.H. Donnelley Inc. common stock, no par value, were outstanding.

Documents Incorporated By Reference

Part III		
Item 10	Directors and Executive Officers of the Registrant	Information responsive to this Item can be found under the captions "Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed with the Commission on or prior to April 28, 2006.
Item 11	Executive Compensation	Information responsive to this Item can be found under the caption "Director and Executive Compensation" in the Company's Proxy Statement to be filed with the Commission on or prior to April 28, 2006.
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	Information responsive to this Item can be found under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement to be filed with the Commission on or prior to April 28, 2006.
Item 13	Certain Relationships and Related Transactions	Information responsive to this Item can be found under the caption "Director and Executive Compensation — Compensation Committee Interlocks and Insider Participation; Certain Relationships and Related Party Transactions" in the Company's Proxy Statement to be filed with the Commission on or prior to April 28, 2006.
Item 14	Principal Accountant Fees and Services	Information responsive to this Item can be found under the caption "Board of Directors — Committees of the Board of Directors — Audit and Finance Committee" and "— Report of the Audit and Finance Committee — Fees" in the Company's Proxy Statement to be filed with the Commission on or prior to April 28, 2006.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

(This page intentionally left blank)

PART I

ITEM 1. *BUSINESS.*

General

Except where otherwise indicated, the terms "Company," "Donnelley," "RHD," "we," "us" and "our" refer to R.H. Donnelley Corporation and its direct and indirect wholly owned subsidiaries. As of December 31, 2005, R.H. Donnelley Inc. was our only wholly owned direct subsidiary. Our executive offices are located at 1001 Winstead Drive, Cary, North Carolina 27513 and our telephone number is (919) 297-1600. Our Internet Website address is www.rhd.com. We make available free of charge on our Web site our annual, quarterly and current reports, including amendments to such reports, as soon as practicable after we electronically file such material with, or furnish such material to, the United States Securities and Exchange Commission ("SEC"). Our filings can also be obtained from the SEC Web site at www.sec.gov. However, the information found on our Web site or the SEC Web site is not part of this annual report.

RHD was formed on February 6, 1973 as a Delaware corporation. In November 1996, the Company then known as The Dun & Bradstreet Corporation separated through a spin-off into three separate public companies: The Dun and Bradstreet Corporation, ACNielsen Corporation, and Cognizant Corporation. In June 1998, The Dun & Bradstreet Corporation separated through a spin-off into two separate public companies: R.H. Donnelley Corporation (formerly The Dun & Bradstreet Corporation) and a new company that changed its name to The Dun & Bradstreet Corporation.

Significant Business Developments

On January 31, 2006, we acquired all of the outstanding common stock of Dex Media, Inc. ("Dex Media") for a purchase price of $4.1 billion, consisting of 36,547,381 shares of our common stock valued at $2.2 billion and $1.9 billion in cash (the "Dex Media Merger"). We also assumed all of Dex Media's outstanding indebtedness with a fair value of $5.7 billion. Dex Media is the exclusive publisher of the "official" yellow pages and white pages directories for Qwest Communications International Inc. ("Qwest") where Qwest is the primary Local Exchange Carrier ("LEC"). Prior to the Dex Media Merger, Dex Media was a leading directory publisher in the United States. See "Acquisitions-Dex Media Merger" below for a further description of the Dex Media Merger. The purpose of the Dex Media Merger was to take a further step in the transformation of RHD into a leading publisher of Yellow Pages directories, as well as to combine the complementary strengths of both companies.

On January 27, 2006, and in conjunction with the Stock Purchase and Support Agreement signed on October 3, 2005, we repurchased the remaining 100,301 shares of our outstanding 8% convertible cumulative preferred stock ("Preferred Stock") from investment partnerships affiliated with The Goldman Sachs Group, Inc. (the "GS Funds") for $336.1 million in cash including accrued cash dividends and interest (the "GS Repurchase"). Based on the terms of the Stock Purchase and Support Agreement, the repurchase of the Preferred Stock became a probable event on October 3, 2005, requiring the recorded value of the Preferred Stock to be accreted to its redemption value. The accretion to redemption value during 2005 totaled $211.0 million and has been recorded as a reduction to net income available to common shareholders on the Consolidated Statements of Operations for the year ended December 31, 2005. Subsequent to the GS Repurchase, we have no outstanding shares of Preferred Stock. See Item 8, "Financial Statements and Supplementary Data — Note 17, Subsequent Events" for a further description of the GS Repurchase.

In January 2005, we repurchased 100,303 shares of our outstanding Preferred Stock from the GS Funds for $277.2 million in cash. In connection with this Preferred Stock repurchase, we recorded a reduction in earnings available to common shareholders on the Consolidated Statements of Operations and Comprehensive Income of $133.7 million to reflect the loss on the repurchase of these shares for the year-ended December 31, 2005.

Corporate Overview

Following the closing of the Dex Media Merger, we are the third largest print and online directory publisher in the United States, based on revenue. During 2006, we expect to have a total annual distribution of approximately 80 million, serving over 600,000 local and national advertisers with more than 625 directories in 28 states. In 2005, Dex Media published 293 directories and printed approximately 52 million copies of these directories for distribution to virtually all business and residential customers throughout the following Dex Media states: Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. Dex Media's Internet-based directory, DexOnline.com™, which is bundled with Dex Media's print product to provide web-based access to Dex Media's directories, further expands the distribution of Dex Media's advertiser content. In addition to the acquired Dex Media directory business, we publish Sprint-branded directories in 18 states, with major markets including Las Vegas, Nevada and Orlando and Lee County, Florida, with a total distribution of approximately 18 million serving approximately 160,000 local and national advertisers. We also publish AT&T (formerly known as "SBC")-branded directories in Illinois and Northwest Indiana, with a total distribution of approximately 10 million serving approximately 100,000 local and national advertisers. We also offer online city guides and search web sites in all our Sprint markets under the Best Red Yellow Pages brand at www.bestredyp.com and in the Chicagoland area at www.chicagolandyp.com.

Acquisitions

Dex Media Merger

On January 31, 2006, we completed the Dex Media Merger by purchasing all of the outstanding common stock of Dex Media for a purchase price of $4.1 billion. Pursuant to the Agreement and Plan of Merger dated October 3, 2005 ("Merger Agreement"), each issued and outstanding share of Dex Media common stock was converted into $12.30 in cash and 0.24154 of a share of RHD common stock, resulting in an aggregate cash value of $1.9 billion and an aggregate stock value of $2.2 billion, based on 36,547,381 newly issued shares of RHD common stock. Additionally, we assumed Dex Media's outstanding indebtedness on January 31, 2006 with a fair value of $5.7 billion. The acquired Dex Media directory business now operates as Dex Media, Inc., one of our direct, wholly-owned subsidiaries.

In connection with the Dex Media Merger, we assumed by operation of law (1) a publishing agreement with a term of 50 years commencing November 8, 2002 (subject to automatic renewal for additional one-year terms), which grants us the right to be the exclusive official directory publisher of listings and classified advertisements of Qwest's telephone customers in the geographic areas in the Dex Media states in which Qwest provides local telephone services; (2) a non-competition agreement with a term of 40 years commencing November 8, 2002, pursuant to which Qwest has agreed not to sell directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex Media states in which Qwest provides local telephone service; (3) an advertising agreement whereby Qwest has agreed to purchase an aggregate of $20 million of advertising per year through 2017 from us at pricing on terms at least favorable as those offered to similar large customers; (4) an intellectual property contribution agreement pursuant to which Qwest assigned and or licensed to us the Qwest intellectual property previously used in the Qwest directory services business; and (5) a trademark license agreement pursuant to which Qwest license granted to us the right until November 2007 to use the Qwest Dex and Qwest Dex Advantage marks in connection with directory products and related marketing material in the Dex Media states and the right to use these marks in connection with DexOnline.com.

The Dex Media Merger will be accounted for as a purchase business combination in the first quarter of 2006 and the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values as of January 31, 2006. The results of the Dex Media business will be included in our consolidated results commencing February 1, 2006. Under purchase accounting rules, we will not assume the deferred revenue balance of Dex Media at January 31, 2006. This amount represented revenue that would have been recognized in 2006 under our deferral and amortization revenue recognition method had the Dex Media Merger not occurred. Accordingly, we will never record

revenue associated with directories that published prior to the Dex Media Merger. Although the deferred revenue balance will be eliminated, we retained all of the rights associated with the collection of amounts due under and obligations under the advertising contracts executed prior to the Dex Media Merger. As a result, Dex Media's accounts receivable balances remain our assets. Also under purchase accounting rules, we did not assume deferred directory costs of Dex Media at January 31, 2006 related to those directories that were published prior to the Dex Media Merger. These costs represented operating expenses that would have been recognized by Dex Media in 2006 under the deferral and amortization method had the Dex Media Merger not occurred.

AT&T Directory Acquisition

On September 1, 2004, we completed the acquisition of the directory publishing business ("AT&T Directory Business") of AT&T Inc. ("AT&T") in Illinois and Northwest Indiana, including AT&T's interests in The DonTech II Partnership ("DonTech"), a 50/50 general partnership between us and AT&T (collectively, the "AT&T Directory Acquisition") for $1.41 billion in cash, after working capital adjustments and the settlement of a $30 million liquidation preference owed to us related to DonTech. This transaction was consummated pursuant to a purchase agreement dated as of July 28, 2004, as amended, by and among RHD, Ameritech Corporation ("Ameritech"), a direct wholly owned subsidiary of AT&T, and Ameritech Publishing, Inc. ("API"), a direct wholly owned subsidiary of Ameritech. The acquired AT&T Directory Business now operates as R.H. Donnelley Publishing & Advertising of Illinois Partnership, one of our indirect, wholly-owned subsidiaries.

In connection with the AT&T Directory Acquisition, we entered into a directory services license agreement, a non-competition agreement, an Internet Yellow Pages reseller agreement and a directory publishing listing agreement (collectively, the "AT&T Directory Services Agreements") with certain affiliates of AT&T. The directory services license agreement designates us as the official and exclusive provider of yellow pages directory services for AT&T (and its successors) in Illinois and Northwest Indiana (the "Territory"), grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute white pages directories in the Territory as AT&T's agent and grants us the exclusive license (and obligation as specified in the agreement) to use the AT&T brand and logo on print directories in the Territory. The non-competition agreement prohibits AT&T (and its affiliates and successors), with certain limited exceptions, from (1) producing, publishing and distributing yellow and white pages print directories in the Territory, (2) soliciting or selling local or national yellow or white pages advertising for inclusion in such directories, and (3) soliciting or selling local Internet yellow pages advertising for certain Internet yellow pages directories in the Territory or licensing AT&T marks to any third party for that purpose. The Internet Yellow Pages reseller agreement gives us the exclusive right to sell local Internet yellow pages advertising and the non-exclusive right to sell Internet yellow pages advertising with respect to geographies outside the Territory to any advertiser (excluding national advertisers) located inside the Territory onto the Yellow-Pages.com platform (and any successor products as specified in the agreement). The directory publishing listing license agreement gives us the right to purchase and use basic AT&T subscriber listing information and updates for the purpose of publishing directories. The AT&T Directory Services Agreements are all interrelated and each (other than the Internet Yellow Pages reseller agreement) has an initial term of 50 years, subject to automatic renewal and early termination under specified circumstances. The Internet Yellow Pages reseller agreement has a term of 5 years.

SPA Acquisition

On January 3, 2003, we completed the acquisition of the directory publishing business (the "SPA Directory Business") of Sprint Corporation (now known as Sprint Nextel Corporation, "Sprint") by purchasing all the outstanding stock of two subsidiaries comprising Sprint Publishing & Advertising ("SPA"), Directories America, Inc. and Centel Directory Company ("Centel"), for $2.23 billion in cash (collectively, the "SPA Acquisition"). This transaction was consummated pursuant to a purchase agreement dated as of September 21, 2002, by and among RHD, Sprint and Centel Directories LLC. The acquired SPA Directory Business now operates as R.H. Donnelley Publishing & Advertising, Inc., one of our indirect, wholly-owned subsidiaries.

In connection with the SPA Acquisition, we entered into a directory services license agreement, a trademark license agreement and a non-competition agreement (collectively, the "SPA Directory Services Agreements") with Sprint. The directory services license agreement grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute yellow and white pages directories for Sprint (and its successors) in the markets in 18 states where Sprint provided local telephone service at the time of the transaction. The trademark license agreement grants us the exclusive license (and obligation as specified in the agreement) to use certain Sprint trademarks, including the Sprint diamond logo, in those markets. The non-competition agreement prohibits Sprint (and its affiliates and successors) in those markets from selling local directory advertising or producing, publishing and distributing print directories, with certain limited exceptions. The SPA Directory Services Agreements are all interrelated and each has an initial term of 50 years, subject to automatic renewal and early termination under specified circumstances. The SPA Directory Services Agreements may be assigned or comparable agreements may be entered into in connection with the proposed separation from Sprint Nextel Corporation of the local telephone company, expected to occur in the second quarter of 2006.

Both the AT&T Directory Acquisition and SPA Acquisition were accounted for as purchase business combinations. The purchase price for each acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values on each acquisition date. The results of the AT&T Directory Business have been included in our consolidated results from and after September 1, 2004 and the results of the SPA Directory Business have been included in our consolidated results from and after January 3, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this annual report for more information regarding the financing and the accounting for, and financial implications of, these acquisitions.

Historical Overview

Donnelley

Prior to the Dex Media Merger, we were the sixth largest telephone directory publisher in the United States, producing 384 directories in 19 states with an annual distribution of more than 28 million. Previously, all of our operations were conducted through RHD Inc, which was then our only direct subsidiary. We also published additional supplements that are added to revenue generating directories to meet certain telephone company regulations. We have an exclusive license to publish directories in the 18 states where Sprint provided local telephone service and are the official provider of yellow pages directory services for AT&T in Illinois and Northwest Indiana. Both the Sprint and AT&T contracts are long-term, expiring in 2053 and 2054, respectively, and are subject to automatic renewal.

Our advertiser base included approximately 260,000 local and national advertisers with local businesses representing approximately 85% of gross revenues. Our directory coverage areas included a number of states with attractive demographics and rapidly growing populations, including Florida, Nevada, North Carolina and Virginia, as well as Illinois, which includes the large metropolitan area of Chicago.

The AT&T Directory Acquisition and SPA Acquisition transformed Donnelley into a leading publisher of yellow pages directories. Prior to the SPA Acquisition, we were one of the largest independent sales agents and pre-press vendors for yellow pages advertising in the United States. At the time, our 2002 revenue reflected sales commissions and pre-press fees from, or other transactions with, our business partners, including Sprint and AT&T. Commencing in 2003 following the SPA Acquisition, our operating and financial results reflect our yellow pages publishing business, rather than our former business as a sales agent and pre-press vendor for yellow pages advertising on behalf of other publishers. As a publisher, we report the full value of advertising sales and certain direct costs under the deferral and amortization method. DonTech's business remained unchanged following the SPA Acquisition, but our investment in DonTech was eliminated in connection with the AT&T Directory Acquisition on September 1, 2004. During 2003 and in 2004 until the AT&T Directory Acquisition, we continued to earn revenue from pre-press publishing and other ancillary services related to the AT&T Directory Business and we continued to report partnership income from our investment in DonTech.

During the third quarter of 2004 following the AT&T Directory Acquisition, we revised our historical segment reporting to reflect the change in our business and to reflect the way management now reviews and analyzes the business. Our business of publishing yellow pages directories is conducted in one reportable operating segment. All pre-press publishing services and other ancillary services previously performed on behalf of other publishers are now performed entirely on behalf of the directories we publish. As a result of the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income, we consolidate all net profits from DonTech and our DonTech partnership investment was eliminated. Consequently, partnership income was no longer reported commencing September 1, 2004 and, accordingly, the previously reported DonTech operating segment is no longer applicable. See Note 13 to the Company's audited consolidated financial statements included in Item 8 of this annual report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this annual report for more information regarding the Company's segments.

Dex Media

Prior to the Dex Media Merger, Dex Media was a leading yellow pages publisher in the United States. In 2005, Dex Media published 293 directories and printed approximately 52 million copies for distribution in the Dex Media states. In addition, DexOnline.com, an Internet-based directory solution, further extends the distribution of Dex Media advertisers' content. DexOnline.com, which is offered both bundled with print directories and on a stand-alone basis, includes approximately 20 million business listings and approximately 124 million residential listings from across the United States.

Products and Services

In almost every market that we serve, we publish both a white pages section and a yellow pages section in our directory products. Whenever practicable, we combine the two sections into one directory. In large markets where it is impractical to combine the two sections into one volume, separate stand-alone white and yellow pages directories are normally published at the same time.

These directories are designed to meet the advertising needs of local and national businesses and the informational needs of local consumers. The diversity of advertising options available enables us to create customized advertising programs that are responsive to specific customer needs and financial resources. The yellow pages and white pages directories are also efficient sources of information for consumers, featuring a comprehensive list of businesses in the local market that are conveniently organized under thousands of directory headings.

We have two primary types of printed directories: core directories and community directories. Core directories generally cover large population or regional areas, whereas community directories typically focus on a sub-section of the areas addressed by a corresponding core directory. Most core directories contain yellow pages, white pages and specialty sections. These print directory advertising products can be broken down into three basic categories: Yellow Pages, White Pages and Specialty/Awareness Products.

Yellow Pages

We offer businesses a basic listing at no charge in the relevant edition of its yellow pages directories. This listing includes the name, address and telephone number of the business and is included in alphabetical order in the relevant classification.

A range of paid advertising options is available in our yellow pages directories, as set forth below:

Listing options — An advertiser may enhance its complimentary listing in several ways. It may pay to have its listing highlighted or set in a bolder typeface, both of which increase the visibility of the listing. An advertiser may also purchase extra lines of text to convey information, such as hours of operation or a more detailed description of its business.

In-column advertising options — For greater prominence on a page, an advertiser may expand its basic alphabetical listing by purchasing advertising space in the column in which the listing appears. The cost of in-

Business Cycle Overview

Our directories usually have a 12-month directory cycle period, except Las Vegas, which has two six-month directory cycles. A publication process generally takes 15 to 20 months from the beginning of the sales cycle to the end of a directory's life and the sales stage closes approximately 70 days prior to publication.

Sales

After the Dex Media Merger, our local sales force is comprised of approximately 1,800 sales representatives.

We assign our customers among premise representatives and telephone representatives based on a careful assessment of a customer's expected advertising expenditures. This practice allows us to deploy our sales force in an effective manner. Our sales force is decentralized and locally based, operating throughout the country in local service areas. Management believes that its locally based sales force facilitates the establishment of personal, long-term relationships with local advertisers that are necessary to maintain a high rate of customer renewal.

The local sales channel is divided into three sales sub-channels: premise sales, telephone sales and centralized sales.

Premise sales representatives — conduct sales calls face to face at customers' business locations and typically handle higher dollar and more complex accounts.

Telephone sales representatives — handle lower dollar value accounts and conduct their sales over the phone.

Centralized sales — includes multiple types of sales efforts, including centralized sales reps, prospector sales reps and a letter renewal effort. These sales mechanisms are used to contact very low dollar value customers that in many cases have renewed their account for the same product for several years. Some of these centralized efforts are also focused on customer win-back initiatives.

Management believes that formal training is important to maintaining a highly productive sales force. Our sales force undergoes ongoing training, with new sales representatives receiving approximately eight weeks of training in their first year, including classroom training on sales techniques, product portfolio, customer care and administration, standards and ethics. Following classroom training, they are accompanied on sales calls by experienced sales personnel for further training. Ongoing training and our commitment to developing best sales practices across RHD are intended to ensure that sales representatives are able to give advertisers high-quality service and advice on appropriate advertising products and services.

In addition to our locally based sales personnel, we utilize a separate sales channel to serve our national advertisers. In 2005, national advertisers accounted for about 15% of the directory services revenue. National advertisers are typically national or large regional chains such as rental car companies, insurance companies and pizza businesses that purchase advertisements in many yellow pages directories in multiple geographic regions. In order to sell to national advertisers, we contract with third party Certified Marketing Representatives ("CMR"). CMRs design and create advertisements for national companies and place those advertisements in relevant yellow pages directories nationwide. Some CMRs are departments of general advertising agencies, while others are specialized agencies that focus solely on directory advertising. The national advertiser pays the CMR, which then pays the publisher after deducting its commission. We have contracts with approximately 180 CMRs and employ 14 national account managers to manage our selling efforts to national customers.

Marketing

Our sales and marketing processes are closely related and managed in an integrated manner. We believe that a bifurcated marketing process, composed of both centralized and decentralized strategies and responsibilities, best suit our needs.

Our marketing process includes the functions of market management, product development and management, marketing research, pricing, advertising and public relations. The market management function is decentralized and coordinates with local sales management to develop market plans and products that address the needs of individual local markets. The other marketing functions are centralized and provide support to all markets as needed. Advertising programs are targeted to advertisers and consumers and are determined by specific market and include television, radio, newspaper and outdoor ad placements.

Publishing and Information Services

Pre-press publishing activities include canvass and assignment preparation, sales order processing, graphics and ad composition, contract processing, white and yellow pages processing, database management and pagination. We provide comprehensive tools and information to effectively conduct sales and marketing planning, sales management, sales compensation and customer service activities. Once an individual sales campaign is complete and final advertisements have been produced, white and yellow pages are paginated, proofed and prepared for printing. Most of these functions are accomplished through an Amdocs® publishing system, a leading industry system considered to be the standard. Our information management and pre-press publishing systems are located primarily in facilities in Morrisville, North Carolina, with additional services provided in facilities located in Bristol, Tennessee and in Dunmore, Pennsylvania. Following the Dex Media Merger, information technology is also managed from facilities in Omaha, Nebraska and in Englewood, Colorado, with production and graphics activities located in Aurora, Colorado and six other locations.

Printing and Distribution

Prior to the Dex Media Merger, our directories were printed through our long-standing relationship with printing vendor R.R. Donnelley & Sons Company ("R.R. Donnelley"). We recently negotiated a new contract for the printing of these directories with R.R. Donnelley for the period from January 1, 2006 to December 31, 2012. Although the two companies share a common heritage, there is no other common ownership or business relationship between us and R.R. Donnelley. Printing, paper and distribution costs are approximately 10% of total revenue.

Directories acquired in the Dex Media Merger are printed by either R.R. Donnelley or Quebecor, Inc ("Quebecor"). In general, R.R. Donnelley prints larger, higher-circulation directories, whereas Quebecor prints directories that are smaller and have a more limited circulation. The agreements with R.R. Donnelley and Quebecor with respect to directories acquired in the Dex Media Merger do not contain any volume guarantees and prices are annually adjusted based on changes to the consumer price index. These agreements with R.R. Donnelley and Quebecor expire on December 31, 2011 and December 31, 2014, respectively.

The delivery of directories is facilitated through several outsourcing relationships. Delivery methods utilized to distribute directories to consumers are selected based on factors such as cost, quality, geography and market need. Primary delivery methods include U.S. Postal Service and hand delivery. Occasionally, we use United Parcel Service or other types of expedited delivery methods. Frequently, a combination of these methods is required to meet the needs of the marketplace.

Credit Collections and Bad Debt Expense

Since most directories are published on 12-month cycles and most advertising customers are billed over the course of that 12-month period, we effectively extend credit to our customers. Many of these customers are small- and medium-sized businesses with default rates that usually exceed those of larger companies. Our policies toward the extension of credit and collection activities are market specific and designed to manage the expected level of bad debt while accommodating reasonable sales growth.

Local advertising customers spending above identified levels as determined appropriate by management for a particular market may be subject to a credit review that includes, among other criteria, evaluation of credit or payment history with us, third party credit scoring, credit checks with other vendors along with consideration of credit risks associated with particular headings. Where appropriate, advance payments (in whole or in part) and/or personal guarantees from business owners may be required. Beyond efforts to assess

credit risk prior to extending credit to advertising customers, we employ well-developed collection strategies utilizing an integrated system of internal, external and automated means to engage customers concerning payment obligations. In some markets, we charge back commissions to sales representatives when advertisers do not pay their local advertising charges.

Fees for national customers are generally billed upon each issue of the directory in which the advertising is placed by CMRs. Because we do not usually enter into contracts with national advertisers directly, we are subject to the credit risk of CMRs on sales to those advertisers; to the extent we do not receive fees in advance. We have historically achieved favorable credit experience with CMRs.

Competition

The competitive dynamics in the vast majority of our markets are stable. Most markets have two to three existing publishers. Incumbent publishers benefit from pricing and efficiencies. For incumbents, revenue growth generally slows in the year of competitive entry with the resumption of normalized growth in one to two years.

We face competition from other yellow pages publishers and from other types of media, including broadcasting, newspaper, radio and emerging technologies (e.g., Internet yellow pages). However, we believe that the preference for directory advertising is due to its relatively low cost, broad demographic and geographic distribution, directional and permission-based nature and high consumer usage rates. Directory advertising is attractive because consumers view directories as a free, comprehensive, non-intrusive single source of locally relevant information. Also, while overall advertising tends to track a local economy's business cycle, directory advertising tends to be more stable and does not fluctuate as widely with economic cycles due to this preference by small to medium-sized businesses. Given the mature state of the directory advertising industry and our position in most of our markets, independent competitors are typically focused on aggressive pricing to gain market share.

The Internet has also emerged as an attractive medium for advertisers. Although advertising on the Internet still represents only a small part of the total U.S. advertising market, as the Internet grows and high-speed Internet access becomes more mainstream, it has increasingly become important as an advertising medium. Most major yellow pages publishers operate an Internet-based directory business. From 1997 to 2000, overall references to print yellow pages directories in the U.S. declined; however, overall references to print yellow pages directories have remained relatively stable from 2000 through 2005. We believe the past decline was primarily a result of demographic shifts among consumers, particularly the increase of households in which English was not the primary language spoken. We also believe that the past decline was attributable to increased usage of Internet-based directory products, particularly in business-to-business and retail categories, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the yellow pages. We believe that over the next several years, references to print yellow pages directories may gradually decline as users may increasingly turn to digital and interactive media delivery devices for local commercial search information. We expect overall directory usage to grow, largely due to steady growth of Internet directory usage.

Directory publishers, including us, have increasingly bundled online advertising with their traditional print offerings in order to enhance total usage and advertiser value. We compete through bestredyp.com, chicagolandyp.com and a small suite of additional sites serving various local markets in Illinois and, as a result of the Dex Media Merger, we will also compete through DexOnline.com.

Through our Internet sites, we also compete with other Internet sites, including those available through wireless applications, that provide classified directory information, such as Switchboard.com, Citysearch.com and Zagat.com, and with search engines and portals, such as Yahoo!®, Google®, MSN® and others, some of which have entered into affiliate agreements with other major directory publishers, including Dex Media. We compete with all of these online competitors based on value, local relevance and features.

The yellow pages directory advertising business is subject to changes arising from developments in technology, including information distribution methods and users preferences. The use of the Internet and

wireless devices by consumers as a means to transact commerce may result in new technologies being developed and services being provided that could compete with our traditional products and services. National search companies such as Google and Yahoo are focusing and placing large priorities on local commercial search initiatives. Our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet and wireless devices.

Raw Materials

Our principal raw material is paper. It is one of our largest cost items accounting for approximately 5% to 7% of our total operating and general and administrative expenses, respectively. Prior to the Dex Merger, we purchased all of our paper from three vendors under agreements that expire on December 31, 2006. Pursuant to the contract under which we obtained the great majority of our paper, the price of the paper was set at inception of the contract and increases at various dates during the term of the agreement. Should the market price of the paper drop below the set prices under that contract, both parties are obligated to negotiate in good faith a lower paper price. Also, we are subject to delays in receiving this principal raw material. Further, changes in the supply of, or demand for, paper could affect delivery times and market prices.

Following the Dex Media Merger, substantially all of the paper used to produce these acquired directories (other than for covers) is supplied by two companies, Nippon Paper Industries USA, Co., Ltd. ("Nippon") and Catalyst Paper Corporation (formerly Norske Skog Canada (USA), Inc.) ("Catalyst"). Prices under these two agreements are negotiated each year based on prevailing market rates. Since the second half of 2004, pulp prices have been increasing at rates higher than the general inflation rate. This has resulted in upward pressure on our paper prices. The effect of such upward price pressure, however, has been moderated due to the fact that prices under both Dex Media's paper agreements are subject to certain price escalation limits. Furthermore, paper used for the covers of these directories is purchased from Spruce Falls, Inc. ("Spruce Falls"), and pursuant to this agreement, Spruce Falls is obligated to provide 100% of the annual cover stock paper requirements. Prices under this agreement are negotiated each year. If, in a particular year, the parties are unable to agree on repricing, either party may terminate this agreement. This agreement expires on December 31, 2006.

Intellectual Property

We own and control confidential information as well as a number of trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights that, in the aggregate, are of material importance to our business. We believe that the "Donnelley" name and related names, marks and logos are, in the aggregate, material to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us.

We have the exclusive license to produce, publish and distribute directories for Sprint (and its successors, including Embarq) in the markets where Sprint provided local telephone service at the time of the SPA Acquisition as well as the exclusive license to use Sprint's brand, including Sprint's diamond logo, on directories in those markets, and we acquired the "Best Red Yellow Pages" tagline and the "look and feel" trademarks previously used by SPA. In addition, we have the exclusive license to provide yellow pages directory services for AT&T (and its successors) and to produce, publish and distribute white pages directories on behalf of AT&T in Illinois and Northwest Indiana, as well as the exclusive right to use the AT&T brand and logo on print directories in that territory. In addition, following the Dex Media Merger, we assumed by operation of law (1) a publishing agreement with a term of 50 years commencing November 8, 2002 (subject to automatic renewal for additional one-year terms), which grants us the right to be the exclusive official directory publisher of listings and classified advertisements of Qwest's telephone customers in the geographic areas in the Dex Media states in which Qwest provides local telephone services; (2) a non-competition agreement with a term of 40 years commencing November 8, 2002, pursuant to which Qwest has agreed not to sell directory products consisting principally of listings and classified advertisements for subscribers in the

geographic areas in the Dex Media states in which Qwest provides local telephone service; (3) an advertising agreement whereby Qwest has agreed to purchase an aggregate of $20 million of advertising per year through 2017 from us at pricing on terms at least as favorable as those offered to similar large customers; (4) an intellectual property contribution agreement pursuant to which Qwest assigned and or licensed to us the Qwest intellectual property previously used in the Qwest directory services business; and (5) a trademark license agreement pursuant to which Qwest license granted to us the right until November 2007 to use the Qwest Dex and Qwest Dex Advantage marks in connection with directory products and related marketing material in the Dex Media states and the right to use these marks in connection with DexOnline.com®.

Although we do not consider any individual trademark or other intellectual property to be material to our operations, we believe that, taken as a whole, the licenses and trademarks we acquired in conjunction with the SPA Acquisition, AT&T Directory Acquisition, and the Dex Media Merger are material to our business. We consider our trademarks, service marks, databases, software and other intellectual property to be proprietary, and we rely on a combination of copyright, trademark, trade secret, non-disclosure and contract safeguards for protection. We also benefit from the use of the phrase "yellow pages" and the walking fingers logo, both of which we believe to be in the public domain in the United States.

As a result of the Dex Media Merger, we assumed by operation of law, a number of patents, copyrights and trademarks in the United States. Trademarks acquired include DEX®, DexOnline.com® and Dex Knows® trademarks.

Pursuant to an intellectual property contribution agreement assumed in the Dex Media Merger, Qwest assigned, in certain cases, and licensed, in other cases, the Qwest intellectual property used in the Qwest directory services business to us. We currently own all of Qwest's former right, title and interest in certain Dex trademarks, including DEX, and specific Internet domain names. We also own specific patents and other intellectual property of Qwest Dex previously owned by Qwest and used in the directory services business, as well as all of Qwest's former right, title and interest in registered copyrights for printed directories in the Qwest service areas in the Dex Media states and certain non-public data created by Qwest Dex, Inc. ("Qwest Dex") regarding advertising customers in the Dex Media states.

Pursuant to a trademark license agreement assumed in the Dex Media Merger, Qwest licenses to us the right to use the Qwest Dex and Qwest Dex Advantage marks until November 2007 in connection with directory products and related marketing materials in the Dex Media states. Qwest has also licensed to us the right to use these marks in connection with DexOnline.com. Each of these licenses is generally exclusive for a period of time with respect to the sale of directory products consisting principally of listings and classified advertisements directed primarily at customers in the geographic areas in the Dex Media states in which Qwest provides local telephone service. We may terminate this agreement upon 30 days notice, and Qwest may terminate this agreement in the event of an uncured, material breach by us. In addition, this agreement may terminate if our Company ceases using the licensed trademarks for a substantial period of time, or if the publishing agreement terminates before the expiration of the five-year term of this agreement.

Under license agreements for the use of directory publisher lists and directory delivery lists, Qwest granted to each of Dex Media East and Dex Media West a non-exclusive, non-transferable restricted license of listing and delivery information for persons and businesses that order and/or receive local exchange telephone services at prices set forth in the agreements. Dex Media East and Dex Media West may use the listing information solely for publishing directories and the delivery information solely for delivering directories. The initial term of the agreement with Dex Media East expired in November 2005, at which time it was automatically renewed for an additional 18-month term. The agreement with Dex Media West will remain in effect until September 2006. Each agreement is subject to automatic renewal for additional 18-month periods until either Qwest or Dex Media East or Dex Media West, as applicable, terminates the applicable agreement by providing 18 months' notice. Our publishing agreement with Qwest, however, requires Qwest to continue to license the listing and delivery information to Dex Media East and Dex Media West for as long as the publishing agreement is in effect. Pursuant to license agreements for the expanded use of subscriber lists, Qwest granted to each of Dex Media East and Dex Media West a non-exclusive, non-transferable restricted license of listing information for persons and businesses that order and/or receive local exchange telephone

services at prices set forth in the agreements. Dex Media East and Dex Media West may use this information for the sole purpose of reselling the information to third party entities solely for direct marketing activities, database marketing, telemarketing, market analysis purposes and internal marketing purposes, and for our use in direct marketing activities undertaken on behalf of third parties. Each of these agreements will be in effect until November 2007, subject to automatic renewal for additional one-year terms until either Qwest, on the one hand, or Dex Media East or Dex Media West, as applicable, on the other hand, terminates such agreement by providing six months notice.

Employees

As of December 31, 2005, we had approximately 2,100 full-time employees, none of whom are subject to collective bargaining agreements, and we consider relations with our employees to be good. Following the Dex Media Merger, as of March 1, 2006, we have approximately 4,600 employees and approximately 1,600 of our employees are represented by labor unions covered by two collective bargaining agreements in the Dex Media states. The unionized employees are represented by either the International Brotherhood of Electrical Workers of America ("IBEW"), which represents approximately 500 of the unionized workforce, or the Communication Workers of America ("CWA"), which represents approximately 1,100 of the unionized workforce. The contract with the IBEW expires in May 2006 and the contract with the CWA expires in October 2006. We consider our relationship with both unions to be good.

Executive Officers of the Registrant

The following table sets forth information concerning the individuals who serve as executive officers of the Company as of March 1, 2006.

Name	Age	Position(s)
George A. Burnett	50	Chairman of the Board
David C. Swanson	51	Chief Executive Officer; Director
Peter J. McDonald	55	President and Chief Operating Officer
Steven M. Blondy	46	Executive Vice President and Chief Financial Officer
George F. Bednarz	52	Senior Vice President — Integration, Corporate Planning, Administration and Communications
Robert J. Bush	40	Senior Vice President, General Counsel and Corporate Secretary
Alan R. Duy	62	Senior Vice President of Information Technology and Publishing Services
Simon Greenman	38	Senior Vice President — Digital Strategy, Innovation and Products
Margaret LeBeau	47	Senior Vice President and Chief Marketing Officer
Debra M. Ryan	54	Vice President — Human Resources
Jenny L. Apker	48	Vice President and Treasurer
Jeffrey A. Smith	41	Vice President and Controller *
Robert A. Gross	46	Vice President — Finance and Administration *

* During 2005, Mr. Gross served as RHD's Vice President and Controller (Principal Accounting Officer). Effective February 1, 2006, Mr. Smith replaced Mr. Gross as our Vice President and Controller (Principal Accounting Officer). Mr. Gross has assumed the position of Vice President — Finance and Administration at RHD and will sign this annual report along with Mr. Smith as Co-Principal Accounting Officers.

The executive officers serve at the pleasure of the Board of Directors. We have been advised that there are no family relationships among any of the officers listed, and there is no arrangement or understanding among any of them and any other persons pursuant to which they were elected as an officer.

George A. Burnett has been Chairman of the Board since January 2006. Prior to the Dex Media Merger, he served as President, Chief Executive Officer and Director for Dex Media since November 2002. Mr. Burnett served as President and Chief Executive Officer of Qwest Dex from February 2001 to September 2003. Mr. Burnett served as a director of The Yellow Pages Association (formerly called the Yellow Pages Integrated Media Association) from 2001 until January 2006 and served as Chairman of that organization from March 2004 until March 2005. Mr. Burnett served as Chief Marketing Officer of Qwest from August 2000 to February 2001. Mr. Burnett served as President and CEO of the Mass Market Retail Group of American Electric Power in 2000. Prior to holding that position, he spent six years at AT&T as President of Local Services, General Manager of two market segments and General Manager of Card and Operator Services. In addition, he worked for 14 years at D'Arcy Masius Benton and Bowles, a worldwide advertising agency.

David C. Swanson has been Chief Executive Officer since May 2002 and was Chairman of the Board from December 2002 until January 2006. He was first elected to the Board in December 2001. He served as President and Chief Operating Officer from December 2000 until May 2002. Prior to that, Mr. Swanson served as President of Donnelley Directory Services from March 1999. Mr. Swanson joined Donnelley as an Account Executive in 1985 and has held increasingly senior management positions over the next 20 years. In 1995, he became Executive Vice President of Sales and in 1997 was named Executive Vice President and General Manager of Proprietary Operations. In 1998, he was named Executive Vice President of Corporate Strategy in conjunction with our spin-off from The Dun & Bradstreet Corporation ("D&B").

Peter J. McDonald has served as President and Chief Operating Officer since October 2004. Prior to that, Mr. McDonald served as Senior Vice President and President of Donnelley Media from September 2002. Mr. McDonald was a director of RHD between May 2001 and September 2002. Previously, Mr. McDonald served as President and Chief Executive Officer of SBC Directory Operations, a publisher of yellow pages directories, from October 1999 to April 2000. He was President and Chief Executive Officer of Ameritech Publishing's yellow pages business from 1994 to 1999, when Ameritech was acquired by SBC. Mr. McDonald was President and Chief Executive Officer of DonTech from 1993 to 1994. Prior to that time, he served in a variety of sales positions at Donnelley, after beginning his career at National Telephone Directory Corporation. He is also a past vice chairman of the Yellow Pages Association.

Steven M. Blondy has served as Executive Vice President and Chief Financial Officer since January 2006. Prior to that, Mr. Blondy served as Senior Vice President and Chief Financial Officer since March 2002. Prior to joining Donnelley, Mr. Blondy served as Senior Vice President — Corporate Development for Young & Rubicam, Inc., a global marketing and communications company, from 1998 to 2000. Mr. Blondy served as Executive Vice President and Chief Financial Officer for Poppe Tyson, a leading Internet and integrated marketing communications agency, from 1996 to 1997. Mr. Blondy served as Chief Financial Officer for Grundy Worldwide, an independent producer of television programs in Europe and Australia, from 1994 to 1995. Prior to that, he spent 12 years in the investment banking industry with Chase Manhattan Bank and Merrill Lynch.

George F. Bednarz has served as Senior Vice President — Integration, Corporate Planning, Administration and Communications since January 2006. Prior to that, Mr. Bednarz served as Vice President — Corporate Planning and Information Technology since October 2004. Prior to that, Mr. Bednarz served as Vice President, Publishing, Information Technology and Corporate Planning, from January 2003 and Vice President, Publishing and Information Technology, from April 2001. Previously, he served as Vice President and General Manager — Publishing from 1999. Mr. Bednarz joined us in November 1995 to lead the start-up implementation of our Morrisville, North Carolina Publishing and Information Center. Prior to joining us, Mr. Bednarz spent 19 years at D&B, where he held executive positions of increasing responsibility in various functions.

Robert J. Bush has served as Senior Vice President and General Counsel since January 2006. Prior to that, Mr. Bush served as General Counsel since January 2001. Since 2000, Mr. Bush served as Vice President and Corporate Secretary, having joined Donnelley in October 1999 as Assistant Vice President and Assistant General Counsel. Prior to joining us, Mr. Bush was Assistant General Counsel and Assistant Secretary at MIM Corporation, a pharmacy benefit management company, from 1998 to 1999, and an Associate at the New York

offices of the law firm of Jones, Day, Reavis & Pogue (now known as Jones Day) from August 1993 to May 1998.

Alan R. Duy has served as Senior Vice President of Information Technology and Publishing Services since January 2006. He formerly consulted for RHD in systems integration and sales force automation projects from 2002 to 2005. Mr. Duy has more than 40 years of directory experience, most recently as Vice President of Information Technology for SBC Communications Inc. from 1999 to 2000 and Vice President of Information Technology and Operations for Ameritech's directory operations from 1995 to 1999. From 1996 to 1997 at Ameritech, he led the formation of the company's first Internet Yellow Pages and Internet service provider businesses. His previous experience includes numerous information technology, publishing, printing, and marketing positions for GTE and several US WEST companies from 1962 to 1995.

Simon Greenman has served as Senior Vice President — Digital Strategy, Innovation and Products since January 2006. Prior to the Dex Media Merger, Mr. Greenman served as Vice President of Internet Products for Dex Media from January 2004 to January 2006. Mr. Greenman was an independent interactive marketing and strategy consultant from 2002 until 2003. Mr. Greenman served as President and Chief Operating Officer of Asterand, Inc. from 2001 through 2002. Mr. Greenman served as General Manager of Webb Interactive Services Local Commerce group (now part of Local Matters, Inc.) from 1999 through 2001. Prior to holding these positions, Mr. Greenman was a co-founder of MapQuest.com and also held increasingly senior management positions at Accenture and R.R. Donnelley & Sons.

Margaret Le Beau has served as Senior Vice President and Chief Marketing Officer since January 2006. Prior to the Dex Media Merger, Ms. LeBeau served as Senior Vice President of Marketing for Dex Media from November 2002 to January 2006. Ms. LeBeau served as Senior Vice President of Marketing & Growth Ventures of Qwest Dex from November 1999 until September 2003. From 1994 until 1999, she served in other capacities within Qwest Dex, including Director of Product Management and Pricing. Prior to joining Qwest Dex, Ms. Le Beau was a Senior Director in the marketing department at the American Express Company.

Debra M. Ryan has served as Vice President — Human Resources since January 2002. Prior to that, Ms. Ryan served as Vice President — Human Resources for R.H. Donnelley Inc. since 1994. Ms. Ryan joined Donnelley in 1973 as a sales representative and has held several management positions with increasing responsibility in the sales organization.

Jenny L. Apker has served as Vice President and Treasurer since May 2003. Prior to that, she was Assistant Treasurer at Allied Waste Industries, a waste services company, since 1998. Before joining Allied Waste Industries, Ms. Apker was Vice President at First Interstate Bank of Arizona, a banking institution that was subsequently acquired by Wells Fargo. Prior to joining First Interstate Bank of Arizona, Ms. Apker spent 11 years at Greyhound Financial Corporation, a financial services company.

Jeffrey A. Smith has served as Vice President and Controller since February 2006. Prior to the Dex Media Merger, Mr. Smith served as Senior Director — Accounting and Financial Reporting of Dex Media from February 2003 through January 2006. Mr. Smith served as Chief Financial Officer of ScienTel LLC, a communications services provider, from March 2001 through November 2001 and as Vice President and Chief Financial Officer of PetroNet Corporation, a start-up communications venture from December 1999 through January 2001. From 1998 to 1999 Mr. Smith served as Vice President — Financial Reporting at Tele-Communications, Inc , a cable television company, and from 1992 to 1996 as Vice President — Financial Reporting at Life Partners Group, a life insurance holding corporation. Mr. Smith also held various positions with the public accounting firm of Cooper & Lybrand LLP (now PricewaterhouseCoopers LLP) from 1986 to 1992, and 1997 to 1998, most recently as Audit Manager. Mr. Smith is a licensed Certified Public Accountant in Colorado.

Robert A. Gross has served as Vice President — Finance and Administration since February 2006. Mr. Gross served as Vice President and Controller from January 2005 to January 2006 and Vice President — Finance from September 2004 to January 2005. Prior to that, Mr. Gross served as Vice President and Chief Financial Officer of DonTech from December 1997. Mr. Gross joined DonTech in October 1992 as Manager of Budgets and Strategic Planning and was appointed Controller of DonTech in March 1993. Prior to joining

DonTech, Mr. Gross held various roles of increasing responsibility at G.R.I. Corporation, a direct marketing company, and Continental Bank, a banking institution. Prior to that, Mr. Gross worked for Ernst & Whinney (now Ernst & Young), a public accounting firm.

ITEM 1A. *RISK FACTORS*

Forward-Looking Information

Certain statements contained in this Annual Report on Form 10-K regarding Donnelley's future operating results, performance, business plans or prospects and any other statements not constituting historical fact are "forward-looking statements" subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Where possible, words such as "believe," "expect," "anticipate," "should," "will," "would," "planned," "estimates," "potential," "goal," "outlook," "may," "predicts," "could," or the negative of those words and other comparable expressions, are used to identify such forward-looking statements. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks and uncertainties discussed below. Those factors may cause our actual results to differ materially from any of RHD's forward-looking statements. All forward-looking statements attributable to us or a person on our behalf are expressly qualified in their entirety by this cautionary statement. All forward-looking statements reflect only our current beliefs and assumptions with respect to our future results, business plans, and prospects, and are based solely on information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. These forward-looking statements are made as of the date of this annual report and, except as required under the federal securities laws and the rules and regulations of the SEC, we assume no obligation to update or revise them or to provide reasons why actual results may differ.

Risks, uncertainties and contingencies include:

1) Our ability to meet substantial debt service obligations

We have a substantial amount of debt and significant debt service obligations due in large part to the financings related to the Dex Media Merger, AT&T Directory Acquisition and the SPA Acquisition. As of December 31, 2005, we had total outstanding debt of $3,078.8 million and had $170 million available under the revolving portion of our Senior Secured Credit Facility (as amended to date, the "Credit Facility"). On January 31, 2006, subsequent to the Dex Media Merger, we had total outstanding debt of $10,889.1 million, including fair value adjustments required by purchase accounting, and had $175 million and $186.9 million available under the revolving portions of our Credit Facility and the Dex Media credit facilities, respectively.

As a result of our significant amount of debt and debt service obligations, we face increased risks regarding, among other things, the following:

- our ability to obtain additional financing in excess of the borrowing capacity under our $175 million revolving Credit Facility and $186.9 million under the revolving portion of Dex Media's credit facilities on satisfactory terms to fund working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements is limited;
- we are more vulnerable to general economic downturns, competition and industry conditions, which could place us at a competitive disadvantage compared to our competitors that may be less leveraged;
- we face increased exposure to rising interest rates as a portion of our debt (including debt assumed in the Dex Media Merger) is at variable interest rates;
- we have reduced availability of cash flow to fund working capital requirements, capital expenditures, acquisitions or other strategic initiatives, investments and other general corporate requirements because a substantial portion of our cash flow will be needed to service our debt obligations;
- we have limited flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- the agreements governing our debt substantially limit our ability to access the cash flow and value of our subsidiaries and, therefore, to make payments on our notes and the notes of our subsidiaries;
- our ability to borrow additional funds or refinance existing indebtedness may be limited; and
- there could be a material adverse effect on our business and financial condition if we were unable to service our debt or obtain additional financing, as needed.

Our ability to pay principal and interest on our debt obligations will depend upon our future operating performance and our ability to refinance debt. If we are unable to service our debt and fund our business, we may be forced to reduce or delay capital expenditures, defer or refuse to pursue certain strategic initiatives, seek additional debt financing or equity capital, restructure or refinance our debt or sell assets. We may not be able to obtain additional financing, refinance existing debt or sell assets on satisfactory terms or at all. Furthermore, the debt under our Credit Facility and the Dex Media credit facilities, bear interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

2) Restrictive covenants under our debt agreements

The indentures governing our and Dex Media's notes and the agreements governing our Credit Facility and Dex Media's credit facilities, include a number of significant restrictive covenants. These covenants could adversely affect RHD by limiting our ability to obtain funds from its subsidiaries, to plan for or react to market conditions or to otherwise meet its capital needs. These covenants, among other things, restrict our ability and the ability of our subsidiaries to:

- incur additional debt;
- pay dividends on R.H. Donnelley Inc.'s ("RHD Inc.") equity interests, repurchase RHD Inc.'s equity interests or make other payments to RHD, which could adversely affect the ability of RHD to satisfy its obligations under the notes;
- make certain investments;
- enter into certain types of transactions with affiliates;
- expand into unrelated businesses;
- use assets as security in other transactions; and
- sell certain assets or merge with or into other companies.

In addition, the Credit Facility includes other restrictive covenants and prohibits us from prepaying our and Dex Media's notes while borrowings under the Credit Facility are outstanding. The Credit Facility also requires us to maintain certain financial ratios and meet other financial tests.

The Dex Media credit facilities also include other and more restrictive covenants to maintain certain financial ratios and meet other financial tests.

Our failure to comply with these covenants could result in an event of default, which, if not cured or waived, could require us to repay these borrowings before their scheduled due date.

3) Competition

The U.S. directory advertising industry is highly competitive. Approximately 80% of total U.S. directory advertising sales are attributable to Regional Bell Operating Company ("RBOCs") and other incumbent directory publishers, collectively referred to as the incumbent publishers, that typically publish directories where they (or their licensors or affiliates) offer local phone service. In addition, more than 240 independent yellow pages directory publishers operating in the United States compete with those incumbent publishers and represent the remaining market share.

In nearly all markets, we compete with one or more yellow pages directory publishers, which are predominantly independent publishers, such as the U.S. business of Yell Group Ltd., Trans Western Publishing Company LLC (acquired by Yell Group Ltd.), and White Directory Publishing Inc. In some markets, we also compete with other incumbent publishers in overlapping and adjacent markets. Some of these independent publishers and other incumbent publishers with which we compete are larger than we are and have greater financial resources than we have. We may not be able to compete effectively with these other publishers for advertising sales or these companies or others (including private equity firms) for acquisitions in the future.

We also compete for advertising sales with other traditional media, including newspapers, magazines, radio, direct mail, telemarketing, billboards and television. Many of these other traditional media competitors are larger than we are and have greater financial resources than we have. We may not be able to compete effectively with these companies for advertising sales or acquisitions in the future.

The Internet has emerged as an attractive medium for advertisers. Advances in technology have brought and likely will continue to bring new participants, new products and new channels to the industry, including increasing use of electronic delivery of traditional directory information and electronic search engines/services. The yellow pages directory advertising business is subject to changes arising from developments in technology, including information distribution methods and users' preferences. The use of the Internet and wireless devices by consumers as a means to transact commerce may result in new technologies being developed and services being provided that could compete with our traditional products and services. National search companies such as Google® and Yahoo!® are focusing and placing large priorities on local commercial search initiatives. Our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet and wireless devices. We may not be able to respond successfully to any such developments.

Directory publishers have increasingly bundled online advertising with their traditional print offerings in order to enhance total usage and advertiser value. We compete through our Internet sites, DexOnline.com, bestredyp.com, chicagolandyp.com and a small suite of additional sites serving various local markets in Illinois. Through our online city guides, "look and feel" electronic directories and search websites, we also compete with the Internet yellow pages directories of independent and other incumbent directory publishers, and with other Internet sites, including those available through wireless applications, that provide classified directory information, such as Switchboard.com, Citysearch.com and Zagat.com, and with search engines and portals, such as Yahoo!®, Google®, MSN® and others, some of which have entered into affiliate agreements with other major directory publishers. We may not be able to compete effectively with these other companies, some of which may have greater resources than we do for advertising sales or acquisitions in the future.

In addition, the market position of telephone utilities, including those with which we have relationships, may be adversely impacted by the Telecommunications Act of 1996, referred to as the Telecommunications Act, which effectively opened local telephone markets to increased competition. In addition, Federal Communication Commission rules regarding local number portability, advances in communications technology (such as wireless devices and voice over Internet protocol) and demographic factors (such as potential shifts in younger generations away from wire line telephone communications towards wireless or other communications technologies) may further erode the market position of telephone utilities, including Sprint, AT&T and Qwest. As a result, it is possible that Sprint, AT&T and/or Qwest will not remain the primary local telephone service provider in their local service areas. If Sprint, AT&T or Qwest were no longer the primary local telephone service provider in any particular local service area, our license to be the exclusive publisher in that market and to use the ILEC brand name on our directories in that market may not be as valuable as we presently anticipate, and we may not realize some of the existing benefits under our commercial arrangements with Sprint, AT&T or Qwest.

Following the completion of the merger of Sprint and Nextel Communications, it was announced that the combined company intends to spin-off its local telephone operations under the name *Embarq*™. While our contractual arrangements with Sprint provide that any successor to the local telephone business must enter into

substantially similar arrangements with us for the remaining term of our agreement with Sprint, it is possible that the spin-off could have a material adverse effect on our results of operations or financial condition for a variety of reasons, including if the spun-off business does not perform as well as it would have had it remained part of a larger company. We will also be required to transition to new branding of the separated local telephone businesses, which could have a material adverse effect on our business, results of operations or financial condition. While SBC's acquisition of AT&T has not yet raised any issues regarding the value of our contractual relationship with AT&T, we cannot assure you that the form of or ramifications from that transaction will not have some material adverse effect on our financial condition or results of operations. Likewise, we have transitioned to the AT&T brand, which could have a material adverse effect on our business, results of operations or financial condition.

4) Usage of printed yellow pages directories and changes in technology.

From 1997 to 2000, overall references to print yellow pages directories in the United States declined; however, overall references to print yellow pages directories have remained relatively stable from 2000 through 2005. We believe the past decline was primarily a result of demographic shifts among consumers, particularly the increase of households in which English was not the primary language spoken. We also believe that the past decline was attributable to increased usage of Internet-based directory products, particularly in business-to-business and retail categories, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the yellow pages. We believe that over the next several years, references to print yellow pages directories may gradually decline as users may increasingly turn to digital and interactive media delivery devices for local commercial search information.

Any decline in usage could:

- impair our ability to maintain or increase our advertising prices;
- cause businesses that purchase advertising in our yellow pages directories to reduce or discontinue those purchases; and
- discourage businesses that do not purchase advertising in our yellow pages directories from doing so.

Although we believe that the decline in the usage of our printed directories will be offset in part by an increase in usage of our Internet-based directories, we cannot assure you that such increase in usage will result in additional revenue. Any of the factors that may contribute to a decline in usage of our print directories, or a combination of them, could impair our revenues and have a material adverse effect on our business.

The directory advertising industry is subject to changes arising from developments in technology, including information distribution methods and users' technological preferences. The use of the Internet and wireless devices by consumers as a means to transact commerce may result in new technologies being developed and services being provided that could compete with our products and services. As a result of these factors, our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet. We may not be able to provide services over the Internet successfully or compete successfully with other Internet-based directory services. In addition, if we fail to anticipate or respond adequately to changes in technology and user preferences or are unable to finance the capital expenditures necessary to respond to such changes, our results of operations or financial condition could be materially adversely affected.

5) Integration of the Dex Media business into our operations

Combining the operations, technologies and personnel of Dex Media, coordinating and integrating its sales organizations and distribution channels, and implementing appropriate standards, internal controls, processes, procedures, policies and information systems will be time consuming and expensive. Disruption of, or loss of momentum in, the activities of one or more of our and Dex Media's businesses or loss of key personnel caused by the integration process, diversion of management's attention from our daily operations

and any delays or difficulties encountered in connection with the integration of Dex Media could have an adverse effect on our business, results of operations or financial condition. In addition, during the integration process it is possible that some of our assets may be disposed of and a reduction in our workforce may occur, thereby resulting in restructuring charges that could adversely affect our financial results.

Achieving the benefits we expect from the Dex Media Merger will depend in large part on successful integration of our operations with Dex Media's operations. Failure to realize these benefits could have an adverse effect on our business, results of operations or financial condition.

6) Impact of bankruptcy proceedings against Qwest, Sprint or AT&T during the term of the respective commercial arrangements

Qwest is currently highly leveraged and has a significant amount of debt service obligations over the near term and thereafter. In addition, Qwest has faced and may continue to face significant liquidity issues as well as issues relating to its compliance with certain covenants contained in the agreements governing its indebtedness. Based on Qwest's public filings and announcements, Qwest has taken measures to improve its near-term liquidity and covenant compliance. However, Qwest still has a substantial amount of indebtedness outstanding and substantial debt service requirements. Consequently, it may be unable to meet its debt service obligations without obtaining additional financing or improving operating cash flow. Accordingly, we cannot assure you that Qwest will not ultimately seek protection under U.S. bankruptcy laws. In any such proceeding, our agreements with Qwest, and Qwest's ability to provide the services under those agreements, could be adversely impacted.

For example:

- Qwest, or a trustee acting on its behalf, could seek to reject our agreements with Qwest as "executory" contracts under U.S. bankruptcy law, thus allowing Qwest to avoid its obligations under such contracts. Loss of substantial rights under these agreements could effectively require us to operate our business as an independent directory business, which could have a material adverse effect on us.

- Qwest could seek to sell certain of its assets, including the assets relating to Qwest's local telephone business, to third parties pursuant to the approval of the bankruptcy court. In such case, the purchaser of any such assets might be able to avoid, among other things, our publishing agreement and non-competition agreement with Qwest.

- We may have difficulties obtaining the funds collected by Qwest on our behalf pursuant to the billing and collection service agreements at the time such proceeding is instituted, although pursuant to such agreements, Qwest prepares settlement statements ten times per month for each state in the Dex Media states summarizing the amounts due to Dex Media East and Dex Media West and purchases Dex Media East's and Dex Media West's accounts receivable billed by it within approximately nine business days following such settlement date. Further, if Qwest continued to bill our customers pursuant to the billing and collection services agreement following any such bankruptcy filing, customers of Qwest may be less likely to pay on time, or at all, bills received, including the amount owed to us.

Contract rights under the directory services license agreement, trademark license agreement and non-competition agreement with Sprint and its affiliates and under the directory services license agreement and non-competition agreement with AT&T and its affiliates constitute a substantial portion of RHD's commercial arrangements with Sprint and AT&T, as the case may be. Pursuant to these commercial arrangements, we are the exclusive directory publisher for Sprint in the markets where Sprint provided telephone service at the time of the relevant agreements and for AT&T in Illinois and Northwest Indiana. If a bankruptcy case were to be commenced by or against Sprint or AT&T or the relevant respective affiliates, as the case may be, it is possible that all or part of the applicable agreements could be considered an "executory" contract and could therefore be subject to rejection by Sprint or AT&T or the relevant respective affiliates, as the case may be, or by a trustee appointed in a bankruptcy case.

If one or more of these agreements were rejected, the applicable agreement may not be specifically enforceable, in which case we would have only an unsecured claim for damages against Sprint or AT&T, as

the case may be, for the breach of contract resulting from the rejection. If the applicable directory services license agreement were rejected, we would, among other things, no longer be entitled to be Sprint's or AT&T's, as the case may be, exclusive publisher of telephone directories in the affected markets. We could also lose our right to use Sprint's and/or AT&T's (or their respective successors) name and logo, as the case may be, and to enforce the provisions of the applicable agreements under which we have the right to license trademarks of successor local exchange carriers in the Sprint or AT&T markets, as the case may be. If the applicable non-competition agreement were rejected and specific enforcement were not available, Sprint or AT&T, as the case may be, would, among other things, no longer be precluded from publishing print telephone directories or selling certain advertising in the respective applicable restricted markets. The loss of any rights under any of these arrangements with Sprint and its affiliates or AT&T and its affiliates may have a material adverse effect on our financial condition or results of operations.

7) The inability to enforce any of our key agreements with Sprint, AT&T or Qwest

In connection with our acquisitions, we entered into commercial arrangements with each of Sprint and AT&T, including non-competition agreements, and in connection with the Dex Media Merger, we assumed several agreements with Qwest, including a publishing agreement, a noncompetition agreement, billing and collection services agreements and a hosting agreement. The Sprint non-competition agreement prohibits Sprint in the markets where Sprint provided local telephone service at the time of the transaction from selling local directory advertising or producing, publishing and distributing print directories, with certain limited exceptions. The AT&T non-competition agreement prohibits AT&T from producing, publishing and distributing print directories in Illinois and Northwest Indiana, from selling local or national directory advertising in such directories and from selling local Internet yellow pages advertising for certain Internet yellow pages directories (or from licensing certain AT&T marks to a third party for that purpose), subject to limited exceptions. The Qwest noncompetition agreement prohibits Qwest from selling directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex Media states in which Qwest provides local telephone service that are directed primarily at customers in those geographic areas. However, under state and federal law, a covenant not to compete is only enforceable:

- to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;
- if it does not unreasonably restrain the party against whom enforcement is sought; and
- if it is not contrary to the public interest.

Enforceability of a non-competition covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible for us to predict whether, or to what extent, a court would enforce either Sprint, AT&T or Qwest's covenants not to compete against us during the term of the non-competition agreement. If a court were to determine that the non-competition agreement is unenforceable, Sprint, AT&T or Qwest, as the case may be, could compete directly against us in the previously restricted markets. Our inability to enforce the non-competition agreement with Sprint, AT&T or Qwest could have a material adverse effect on our financial condition or results of operations.

Our commercial arrangements with each of Sprint and AT&T have an initial term of 50 years, subject to specified automatic renewal and early termination provisions. These commercial arrangements with Sprint and AT&T may be terminated by them prior to their stated term under certain specified circumstances, some of which at times may be beyond our reasonable control and/or which may require extraordinary efforts or the incurrence of material excess costs on our part in order to avoid breach of the applicable agreement. It is possible that these arrangements will not remain in place for their full stated term or that we may be unable to avoid all potential breaches of or defaults under these commercial arrangements. Further, any remedy exercised by Sprint or AT&T, as the case may be, under any of these arrangements with Sprint or AT&T could have a material adverse effect on our financial condition or results of operations.

Under the Qwest publishing agreement, we are the exclusive official publisher of directories for Qwest in the Dex Media states until November 7, 2052. Under the billing and collection services agreements, as

amended, Qwest has agreed until December 31, 2008 to continue to bill and collect, on behalf of Dex Media East and Dex Media West, amounts owed by Dex Media's accounts, which are also Qwest local telephone customers, for our directory services. In 2005, Qwest billed approximately 28% of Dex Media's local revenue on Dex Media's behalf as part of Qwest's telephone bill and held these collections in joint accounts with Qwest's own collections. Under the hosting agreement, Qwest has agreed until October 1, 2009 to provide dedicated hosting services, including backup and recovery of data hosted on our servers in Qwest's data centers. The termination of any of these agreements or the failure by Qwest to satisfy its obligations under any of these agreements could have a material adverse effect on our business.

8) Future changes in directory publishing obligations in AT&T and Qwest markets

Pursuant to the directory services license agreement with AT&T, we are required to discharge AT&T's regulatory obligation to publish white pages directories covering each service territory in the Illinois and Indiana markets for which we acquired the AT&T Directory Business. If the staff of a state public utility commission in Illinois or Indiana were to impose additional or change legal requirements in any of these service territories with respect to this obligation, we would be obligated to comply with these requirements on behalf of AT&T, even if such compliance were to increase our publishing costs. Pursuant to the directory services agreement, AT&T will generally not be obligated to reimburse us for any increase in our costs of publishing directories that satisfy AT&T's publishing obligations. Our results of operations relative to competing directory publishers could be adversely affected if we are not able to increase our revenues to cover any such unreimbursed compliance costs. Pursuant to our publishing agreement with Qwest, we are required to discharge Qwest's regulatory obligation to publish white pages directories covering each service territory in the Dex states where it provides local telephone service as the incumbent service provider. If the staff of a state public utility commission in a Dex state were to impose additional or changed legal requirements in any of Qwest's service territories with respect to this obligation, we would be obligated to comply with these requirements on behalf of Qwest, even if such compliance were to increase our publishing costs. Pursuant to the publishing agreement, Qwest will only be obligated to reimburse us for one half of any material net increase in our costs of publishing directories that satisfy Qwest's publishing obligations (less the amount of any previous reimbursements) resulting from new governmental legal requirements, and this obligation will expire on November 7, 2009. Our competitive position relative to competing directory publishers could be adversely affected if we are not able to recover from Qwest that portion of our increased costs that Qwest has agreed to reimburse and, moreover, we cannot assure you that we would be able to increase our revenue to cover any unreimbursed compliance costs.

Our directory services license agreement with Sprint generally provides that Sprint will reimburse us for material increases in our costs relating to our complying with Sprint's directory publishing obligations in our Sprint markets.

9) Reliance on, and extension of credit to, small and medium-sized businesses

Approximately 85% of our directory advertising revenue is derived from selling advertising to small and medium-sized enterprises ("SMEs"). In the ordinary course of our yellow pages publishing business, we extend credit to these advertisers for advertising purchases. SMEs, however, tend to have fewer financial resources and higher failure rates than large businesses. The proliferation of very large retail stores may continue to harm small- and medium-sized businesses. We believe these limitations are significant contributing factors to having advertisers in any given year not renew their advertising in the following year. In addition, full or partial collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to small- and medium-sized businesses.

10) Dependence on third-party providers of printing, distribution and delivery services

We depend on third parties for the printing and distribution of our respective directories. We have a printing contract with R.R. Donnelley, which expires on December 31, 2012. As a result of the Dex Media Merger, we assumed printing contracts with R.R. Donnelley and Quebecor, which expire in December 2011 and December 2014, respectively. Because of the large print volume and specialized binding of directories,

only a limited number of companies are capable of servicing our printing needs. Accordingly, the inability or unwillingness of R.R. Donnelley or Quebecor, as the case may be, to provide printing services on acceptable terms or at all could have a material adverse effect on our business. No common ownership or other business affiliation exists between R.R. Donnelley and us.

We have contracts with three companies for the distribution of our directories. Although these contracts are scheduled to expire in February 2007, any of these vendors may terminate its contract with us upon 120 days' written notice. As a result of the Dex Media Merger, we assumed a contract with Product Development Corporation, or PDC, for the distribution of our directories. Although this contract expires on May 31, 2009, PDC may terminate the contract with us upon 120 days written notice. Only a limited number of companies are capable of servicing our delivery needs. Accordingly, the inability or unwillingness of our current vendors to provide delivery services on acceptable terms or at all could have a material adverse effect on our business.

11) Fluctuations in the price and availability of paper

Our principal raw material is paper. Prior to the Dex Media Merger, we purchased paper from three vendors under agreements that expire on December 31, 2006. Pursuant to the contract under which we obtained the great majority of our paper, the price of the paper was set at inception and increases at various dates during the term of the agreement. Should the market price of the paper drop below the set prices under that contract, both parties are obligated to negotiate in good faith a lower paper price. Following the Dex Media Merger, all of the paper that the acquired directories currently use is supplied by two companies: Nippon Paper Industries USA, Co., Ltd. (formerly Daishowa America Co., Ltd.), which we refer to as Nippon, and Catalyst Paper Corporation (formerly Norske Skog Canada (USA), Inc.), which we refer to as Catalyst. Pursuant to our agreements with Nippon and Catalyst, they are obligated to provide up to 60% and 40% of our annual paper requirements, respectively. Prices under the two agreements are set each year based on prevailing market rates. If, in a particular year, the parties to either of the agreements are unable to agree on repricing, either party may terminate the agreement. The contract with Nippon expires on December 31, 2009 and the contract with Catalyst expires on December 31, 2008. Furthermore, we purchase paper used for the covers of our directories from Spruce Falls, Inc., which we refer to as Spruce Falls. Pursuant to an agreement between Spruce Falls and us, Spruce Falls is obligated to provide 100% of our annual cover stock paper requirements. Prices under this agreement are negotiated each year. If, in a particular year, the parties are unable to agree on repricing, either party may terminate this agreement. This agreement expires on December 31, 2006.

Changes in the supply of, or demand for, paper could affect market prices or delivery times. Paper is one of our largest cost items, accounting for approximately 5% to 7% of our total operating and general and administrative expenses during the year ended December 31, 2005. We cannot assure you that we will continue to have access to paper in the necessary amounts or at reasonable prices or that any increases in the cost of paper will not have a material adverse effect on our business, results of operations or financial condition.

12) The sale of advertising to national accounts is coordinated by third parties that we do not control

Approximately 15% of our revenue is currently derived from the sale of advertising to national or large regional companies, such as rental car companies, automobile repair shops and pizza delivery businesses, that purchase advertising in several of our directories. Substantially all of the revenue derived from national accounts is serviced through Certified Marketing Representatives, which we refer to as CMRs, with whom we contract. CMRs are independent third parties that act as agents for national companies and design their advertisements, arrange for the placement of those advertisements in directories and provide billing services. As a result, our relationship with these national advertisers depend significantly on the performance of these third party CMRs that we do not control. Although we believe that our respective relationships with these CMRs have been mutually beneficial, if some or all of the CMRs with whom we have established relationships were unable or unwilling to do business with us on acceptable terms or at all, such inability or unwillingness could materially adversely affect our business. In addition, any decline in the performance of the CMRs with whom we contract could harm our ability to generate revenue from our national accounts and could materially

adversely affect our business. During 2003, we began acting as a CMR directly placing certain national advertising. It is possible that such a development could adversely impact our relationships with CMRs or expose us to possible legal claims from CMRs. We are also subject to credit risk with CMRs with whom we contract.

13) General economic factors

Our business results could be adversely affected by a prolonged national or regional economic recession. We derive substantially all of our net revenue from the sale of advertising in directories. Typically, our advertising revenues, as well as those of yellow pages publishers in general, do not fluctuate widely with economic cycles. However, a prolonged national or regional economic recession could have a material adverse effect on our business, operating results or financial condition. As a result, we may experience lower than expected revenues for our business in the future.

In addition, any residual economic effects of, and uncertainties regarding the following, could adversely affect our business:

- the general possibility, express threat or future occurrence of terrorist or other related disruptive events; or
- the United States' continuing or expanded involvement in war especially with respect to the major markets in which we operate that depend heavily upon travel, tourism or the military.

14) Work stoppages among our sales force

Following the Dex Media Merger, approximately 1,600 of our Dex Media employees are represented by labor unions covered by two collective bargaining agreements. Dex Media's collective bargaining agreement with the IBEW, which covers approximately 500 of Dex Media's unionized workforce, expires in May 2006, and Dex Media's collective bargaining agreement with the CWA, which covers approximately 1,100 of Dex Media's unionized workforce, expires in October 2006. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, our business could experience a significant disruption of operations and an increase in operating costs, which could have a material adverse effect on our business. We cannot assure you that the collective bargaining agreements with IBEW and CWA will be renewed on satisfactory terms or at all and upon expiration of such agreements we cannot assure you that a strike or other work stoppage may not ensue. In addition, if a greater percentage of our work force becomes unionized, the business and financial results of our business could be materially adversely affected.

15) Turnover among our sales force or key management

The success of our business is dependent on the leadership of its key personnel. The loss of a significant number of experienced sales representatives and sales managers could adversely affect our Company's results of operations, financial condition and liquidity, as well as its ability to service our debt. Our success also depends on our ability to identify, hire, train and retain qualified sales personnel in each of the regions in which we operate. We currently expend significant resources and management time in identifying and training their sales representatives and sales managers. Our ability to attract and retain qualified sales personnel will depend, however, on numerous factors, including factors outside our control, such as conditions in the local employment markets in which we operate.

Furthermore, our success depends on the continued services of key personnel, including our experienced senior management team as well as our regional sales management personnel. If we fail to retain the necessary key personnel of RHD, our results of operations, financial conditions and liquidity, as well as our ability to service our debt, including payment on the notes could be adversely affected.

Following the Dex Media Merger, a number of the officers of Dex Media have left the company or notified us of their intention to leave. Further loss of key personnel could result from the integration process associated with the Dex Media Merger. Although we believe that we can replace key employees within a reasonable time, the loss of key personnel could have a material adverse effect on our business.

16) The loss of important intellectual property rights

Some trademarks such as the "Sprint," "AT&T" and "Donnelley" brand names and as a result of the Dex Media Merger, trademarks such as "Dex," "DexOnline.com" and "Dex Knows" and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as contractual arrangements, including licensing agreements, particularly with respect to Sprint, AT&T and Qwest markets, to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties to protect our intellectual property rights. Similarly, from time to time, we are party to proceedings whereby third parties challenge our rights. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. Although we are not aware of any material infringements of any trademark rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations. In addition, we only have rights to use the Sprint, AT&T and Qwest name and logos in certain markets. Furthermore, in connection with the anticipated spin-off by Sprint of its local telephone operations, we will be required to transition to new branding of the separated local telephone businesses, which will use the name Embarq TM. The loss of important intellectual property rights such as trademarks could have a material adverse effect upon our business, financial condition and results of operations and the business.

(17) Information technology modernization effort

We are in the process of upgrading and modernizing our legacy Amdocs process management infrastructure to Amdocs' iGen platform, an integrated, Web-based, fully scalable set of business applications. While we expect this modernization effort to permit us to advance our digital local commercial search and integrated media strategy by more effectively and efficiently capturing and organizing our local market content, the modernization effort is complicated and is expected to be fully implemented for Sprint and AT&T during 2007. At this stage, it is also unclear what impact (if any) the integration of the Dex Media business may have on our existing information technology modernization effort. During the modernization effort we may experience a disruption to our business. We cannot assure you that any disruption caused by the modernization effort will not materially adversely affect our business. In addition, we expect to incur capital expenditures in connection with this modernization effort, which are relatively higher than our historical levels of capital expenditures, and which represent funds that would otherwise have been available to repay debt or for other strategic or general corporate purposes.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

The following table details the location and general character of the properties used by R.H. Donnelley to conduct its business, prior to the Dex Media Merger:

Property Location	Approximate Square Footage	Purpose	Lease Expiration
Cary, NC	102,000	Corporate Headquarters	2015
Chicago, IL	100,000	Sales and Administration	2012
Morrisville, NC	55,000	Pre-Press Publishing	2006
Overland Park, KS	49,000	Operations and Sales	2009
Blountville, TN*	42,000	Former Graphics Operations	2012
Purchase, NY**	35,000	Former Headquarters	2006
Bristol, TN	25,000	Graphics Operations	Owned
Dunmore, PA	20,000	Graphics Operations	2009
Lombard, IL	20,000	Sales and Administration	2010

* Presently 50% subleased

** Presently 100% subleased

We also lease space for our other sales offices.

As a result of the Dex Media Merger, we have acquired all of the leased properties of Dex Media. The following table details the location and general character of the properties used by Dex Media to conduct its business:

Property Location	Approximate Square Footage	Purpose	Lease Expiration
Aurora, CO	200,000	Sales Office/Operating Center	2008
Englewood, CO	161,000	Former Corporate Headquarters	2008
Omaha, NE	103,000	Sales Office/Operating Center	2010
Maple Grove, MN	71,000	Sales Office/Operating Center	2007
Phoenix, AZ	57,000	Sales Office/Operating Center	2007
Beaverton, OR	44,000	Sales Office/Operating Center	2016
Bellevue, WA	42,000	Sales Office/Operating Center	2008
Murray, UT	25,000	Sales Office/Operating Center	2009

Additional office space is leased to conduct the Dex Media business. RHD will re-evaluate the required use of all of these facilities throughout 2006.

We believe that our current facilities in addition to the facilities acquired in the Dex Media Merger are and will be adequate for our current use and future operations.

ITEM 3. *LEGAL PROCEEDINGS*

We are involved in various legal proceedings arising in the ordinary course of our business, as well as certain litigation and tax matters described below. We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available to us. For those matters where it is probable that we have incurred a loss and the loss or range of loss can be reasonably estimated, we record reserves in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to both the probable outcome and amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Based on our review of the latest information available, we believe our ultimate liability in connection with pending legal proceedings, including the litigation and tax matters described below, will not have a material adverse effect on our results of operations, cash flows or financial position, as described below. No material amounts have been accrued in our financial statements with respect to any of these matters.

In order to understand our potential exposure under the litigation and tax matters described below under the captions "Information Resources, Inc." and "Tax Matters," you need to understand the relationship between us and D&B, and certain of our predecessors and affiliates that, through various corporate reorganizations and contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, the company then known as The Dun & Bradstreet Corporation separated through a spin-off ("1996 Distribution") into three separate public companies: The Dun and Bradstreet Corporation, ACNielsen Corporation ("ACNielsen"), and Cognizant Corporation ("Cognizant"). In June 1998, The Dun & Bradstreet Corporation separated through a spin-off ("1998 Distribution") into two separate public companies: R.H. Donnelley Corporation (formerly The Dun & Bradstreet Corporation) and a new company that changed its name to The Dun & Bradstreet Corporation. Later in 1998, Cognizant separated through a spin-off ("Cognizant Distribution") into two separate public companies: IMS Health Incorporated ("IMS"), and Nielsen Media Research, Inc. ("NMR"). In September 2000, The Dun & Bradstreet Corporation separated into two separate public companies: Moody's Corporation, ("Moody's") (formerly The Dun & Bradstreet Corporation), and a new company that changed its name to The Dun & Bradstreet Corporation. As a result of the form of R.H. Donnelley Corporation's separation from The Dun & Bradstreet Corporation in 1998, we are the

corporate successor of and technically the defendant and taxpayer referred to below as D&B with respect to any matter accruing prior to June 30, 1998.

Information Resources, Inc.

The following is a description of an antitrust lawsuit filed in 1996 by Information Resources, Inc. ("IRI"). In July 1996, IRI filed a complaint, subsequently amended in 1997, in the United States District Court for the Southern District of New York, naming as defendants D&B (now, the Company, as successor of D&B), A.C. Nielsen Company (a subsidiary of ACNielsen) and IMS (then known as Cognizant), at the time of the filing, all wholly owned subsidiaries of D&B. VNU N.V., a publicly traded Dutch company ("VNU"), and its U.S. subsidiaries VNU, Inc., AC Nielsen, AC Nielsen (US), Inc. ("ACN (US)"), and NMR (collectively, the "VNU Parties"), have assumed exclusive joint and several liability for any judgment or settlement of this antitrust lawsuit (collectively, the "IRI Liabilities").

The amended complaint alleged, among other claims, various violations of U.S. antitrust laws under Sections 1 and 2 of the Sherman Antitrust Act. IRI sought damages in excess of $650.0 million, which IRI sought to treble under the antitrust laws. IRI also sought punitive damages of an unspecified amount, which we believe are precluded as a result of the prior dismissal of one of IRI's claims.

In December 2004, the Court entered an order that barred IRI from arguing that defendant's pricing practices or discounts were illegal or anti-competitive unless it could satisfy a specified burden of proof. In response to this ruling, in a press release, IRI stated, in relevant part, "without this evidence, IRI believes that little would be left of IRI's case to take to trial." As a result, IRI asked the Court to enter a final judgment against it so that it could take an immediate appeal to the Second Circuit. Defendants did not object to this request. On February 1, 2005, the U.S. District Court for the Southern District of New York entered a final judgment against IRI dismissing IRI's claims with prejudice and on the merits. The appeal was fully briefed, and was argued before the Court on October 18, 2005.

On Febraury 16, 2006, IRI and the defendants (including the Company) entered into a settlement agreement pursuant to which the VNU Parites agreed to pay IRI approximately $55.0 million in consideration for release of claims against the defendants. As a result of this settlement, we will no longer report on this matter.

Tax Matters

D&B entered into global tax-planning initiatives in the normal course of its business, primarily through tax-free restructurings of both its foreign and domestic operations (collectively, "Legacy Tax Matters"). The IRS has disputed in the past and is currently disputing certain tax positions taken with respect to the Legacy Tax Matters. The current status of these Legacy Tax Matters is summarized below.

As of December 31, 2005, settlement agreements have been executed with the IRS with respect to the Legacy Tax Matters previously referred to in our SEC filings as "Utilization of Capital Losses" and "Royalty Expense Deductions." With respect to the Utilization of Capital Losses matter, the settlement agreement resolved the matter in its entirety without any financial impact to us. For the Royalty Expense Deductions matter, the settlement resolved tax years 1995 and 1996 without any financial impact to us, which represented approximately 90% of the total potential liability to the IRS, including penalties. We believe that the resolution of the remaining exposure to the IRS under the Royalty Expense Deduction matter will not have a material adverse impact on our financial position, results of operations or cash flows. Based upon these settlements, these matters will no longer be reported upon in our SEC filings. The one remaining Legacy Tax Matter is described immediately below.

Amortization and Royalty Expense Deductions/Royalty Income — 1997-1998

In the fourth quarter of 2003, D&B received (on our behalf) IRS notices of proposed adjustment with respect to a partnership transaction entered into in 1997. The IRS asserted that certain amortization expense deductions claimed by D&B on its 1997 and 1998 tax returns should be disallowed.

In April 2004, D&B received (on our behalf) proposed notices of deficiency from the IRS, proposing adjustments with respect to the same 1997 partnership transaction consistent with the notices of proposed adjustment. We understand that D&B filed protests relating to this matter for the 1997 and 1998 tax years with the IRS Office of Appeals. During the third quarter of 2004, D&B was informed by the IRS Office of Appeals that the 1997 and 1998 tax years were being returned to the Examination Division of the IRS for further development of the issues.

In addition, the IRS has asserted that royalty expense deductions, claimed by D&B on its tax returns for 1997 and 1998 for royalties paid to the partnership should be disallowed. The IRS also has asserted that the receipt of these same royalties by the partnership should be reallocated to and reported as royalty income by D&B, including the portions of the royalties that were allocated to third party partners in the partnership, and, thus, included in their taxable income. We understand that D&B believes that the IRS' stated positions with respect to the treatment of the royalty expense and royalty income are mutually inconsistent, making it unlikely that the IRS will prevail on both of the positions. We also understand that D&B nonetheless believes that the IRS may seek to issue notices with respect to both of these inconsistent positions.

We understand that D&B estimates that its additional tax liability as a result of the disallowance of the 1997 and 1998 amortization deductions could be up to $44.3 million (tax, interest and penalties, net of tax benefits).

In the event the IRS were to prevail on both positions with respect to the royalty expense and royalty income, which D&B believes unlikely, D&B estimates that the additional tax liability to it as a result of the disallowance of the 1997 and 1998 royalty expense deductions and the inclusion of the reallocated royalty income for all relevant years could be up to $146.3 million (tax, interest and penalties, net of tax benefits), which would be in addition to the $44.3 million noted above related to the amortization expense deduction.

We understand that D&B is attempting to resolve these matters with the IRS before proceeding to litigation, if necessary. If D&B were to challenge, at any time, any of these IRS positions for years 1997 and 1998 in U.S. District Court or the U.S. Court of Federal Claims, rather than in U.S. Tax Court, the disputed amounts for each applicable year would need to be paid in advance for the Court to have jurisdiction over the case.

Pursuant to a series of tax sharing and other agreements (collectively, "Tax Sharing Agreements") relating to the spin-offs and separations referred to above, D&B and Moody's are jointly and severally liable for all amounts resulting from the "Amortization and Royalty Expense Deductions/Royalty Income — 1997-1998" described above. Under the terms of the 1998 Distribution, D&B agreed to assume the defense and to indemnify us against any tax liability that may be assessed against us and any related costs and expenses that we may incur in connection with any of these Legacy Tax Matters. Also, as required by those agreements, Moody's has agreed to be jointly and severally liable with D&B for the indemnity obligation to us. Under the terms of certain of the other spin-offs and separations, D&B and Moody's have, between each other, agreed to be financially responsible for 50% of any potential liabilities that may arise to the extent such potential liabilities are not directly attributable to each party's respective business operations. Only if D&B and Moody's were unable to bear all or a part of these liabilities, would we be liable, and then only to the extent that both of them could not satisfy their joint and several indemnity obligations to us.

While we cannot assure you as to the outcome of the remaining Legacy Tax Matter (Amortization and Royalty Expense Deductions/Royalty Income — 1997-1998), management presently believes that D&B and Moody's have sufficient financial resources and borrowing capacity to satisfy their respective indemnity obligations in connection with the remaining Legacy Tax Matter. Therefore, management presently believes that the ultimate resolution of this Legacy Tax Matter would not have a material adverse effect on the Company's results of operations, cash flows or financial condition.

Other Matters

The Company is exposed to potential defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using advertiser and telephone

subscriber data. If such data were determined to be inaccurate or if data stored by us were improperly accessed and disseminated by us or by unauthorized persons, the subjects of our data and users of the data we collect and publish could submit claims against the Company. Although to date we have not experienced any material claims relating to defamation or breach of privacy, we may be party to such proceedings in the future that could have a material adverse effect on our business.

We are also involved in other legal proceedings, claims and litigation arising in the ordinary conduct of our business. Although we cannot assure you of any outcome, management presently believes that the outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial condition and no material amounts have been accrued in our consolidated financial statements with respect to these matters.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2005.

On January 26, 2006, a special meeting of Donnelley's stockholders (the "Meeting") was held in Cary, North Carolina to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Donnelley common stock in the Dex Media Merger.

At the Meeting, Donnelley's stockholders approved the Dex Media Merger Agreement and the transactions contemplated by the Dex Media Merger Agreement, including the issuance of shares of Donnelley common stock in the Dex Media Merger, as follows.

	Votes For	Votes Against	Abstentions
Approval of Dex Media Merger	30,560,073	93,926	136,040

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

The Company's common stock trades on the New York Stock Exchange under the symbol "RHD." The table below indicates the high and low sales price of the Company's common stock for each quarter of the last two years.

	2005		2004	
	High	Low	High	Low
1st Quarter	$62.58	$56.22	$47.00	$39.40
2nd Quarter	$63.24	$55.20	$48.75	$40.66
3rd Quarter	$67.58	$60.89	$50.11	$40.38
4th Quarter	$64.28	$59.27	$59.35	$48.66

On March 1, 2006, there were approximately 2,788 holders of record of the Company's common stock. On March 1, 2006, the closing market price of the common stock was $60.11. We have not paid any common dividends during the last two years and do not expect to pay common dividends in the foreseeable future. Our Preferred Stock earned a cumulative dividend of 8%, compounded quarterly, prior to its repurchase by the Company on January 27, 2006, as further described below. As of December 31, 2005, no Preferred Stock dividends have been paid in cash by the Company, although a portion of the cash purchase price for the repurchase of the Preferred Stock on January 27, 2006 was attributable to cash dividends payable by the Company for the period October 1, 2005 through January 3, 2006. Our various debt instruments contain financial restrictions that place limitations on our ability to pay dividends in the future (see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for additional information regarding these instruments and agreements and relevant limitations thereunder).

On January 14, 2005, the Company repurchased 100,303 shares of its outstanding Preferred Stock for $277.2 million from the GS Funds. The GS Funds initially had purchased the Preferred Stock in connection with the SPA Acquisition. On January 27, 2006, the Company repurchased the remaining outstanding shares of Preferred Stock held by the GS Funds pursuant to the Stock Purchase and Support Agreement dated October 3, 2005 for an aggregate purchase price of $336.1 million. The GS Funds no longer have the right to elect any directors to the Company's Board of Directors, but continue to hold warrants to purchase 1.65 million shares of our common stock.

The following table sets forth securities outstanding under existing equity compensation plans, as well as securities remaining available for future issuance under those plans, in each case as of December 31, 2005.

Equity Compensation Plan Information

Plan category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1):			
2005 Plan	75,500	$61.94	5,301,277
2001 Plan	3,323,782	34.66	—
Equity compensation plans not approved by security holders:			
1991 Key Employees' Stock Option Plan(2)	555,816	17.98	—
1998 Directors' Stock Plan(3)	16,150	17.09	—
1998 Partner Share Plan(4)	10,375	15.31	—
2001 Partner Share Plan(5)	20,621	26.45	—
Total	4,002,244	$32.69	5,301,277

(1) This reflects securities covered by our 2005 Stock Award and Incentive Plan ("2005 Plan") and our 2001 Stock Award and Incentive Plan ("2001 Plan"). The 2005 Plan and the 2001 Plan were adopted and approved by our shareholders at our 2005 and 2001 annual meeting of stockholders, respectively.

(2) This reflects outstanding options under our 1991 Key Employees' Stock Option Plan ("1991 Plan"). The 1991 plan was originally a D&B plan that was carried over at the time of the spin-off from D&B. The 2001 Plan replaced the 1991 Plan and all shares available for grant under the 1991 Plan became available for grant under the 2001 Plan upon its approval by stockholders; provided, however, all options then outstanding remained subject to the terms and conditions of the 1991 Plan.

(3) This reflects shares and options still outstanding under our 1998 Directors' Stock Plan ("1998 Director Plan"). The 2001 Plan replaced the 1998 Director Plan and all shares available for grant under the 1998 Director Plan became available for grant under the 2001 Plan upon its approval by stockholders; provided, however, all shares and options then outstanding remained subject to the terms and conditions of the 1998 Director Plan.

(4) This reflects options still outstanding under our 1998 Partner Share Plan ("1998 PS Plan"), which was a broad-based plan covering lower level employees not eligible for grants under the 1991 Plan. The 1998 PS Plan authorized 262,000 shares for grant at its inception and only 10,375 shares remain outstanding. The 2001 Plan replaced the 1998 PS Plan and all shares available for grant under the 1998 PS Plan became available for grant under the 2001 Plan upon its approval by stockholders; provided, however, all shares and options then outstanding remained subject to the terms and conditions of the 1998 PS Plan.

(5) This reflects options still outstanding under our 2001 Partner Share Plan ("2001 PS Plan"), which was a broad-based plan covering lower level employees whose grants were made prior to shareholder approval of the 2001 Plan. The 2001 PS Plan authorized 124,750 shares for grant at its inception and only 20,621 remain outstanding. The 2001 Plan replaced the 2001 PS Plan and all shares available for grant under the 2001 PS Plan became available for grant under the 2001 Plan upon its approval by stockholders; provided, however, all shares and options then outstanding remained subject to the terms and conditions of the 2001 PS Plan.

At January 31, 2006, equity awards outstanding under the existing Dex Media equity compensation plans totaled 4.0 million and had a weighted average exercise price of $5.48. As a result of the Dex Media Merger, all outstanding Dex Media equity awards were converted to RHD equity awards on February 1, 2006. Upon conversion to RHD equity awards, the number of securities to be issued upon exercise of outstanding awards total 1.7 million shares of RHD and have a weighted average exercise price of $12.73. On February 1, 2006, the number of RHD shares remaining available for future issuance totaled 0.5 million under the Dex Media, Inc. 2004 Incentive Award Plan.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected financial data are derived from our audited consolidated financial statements. The information set forth below should be read in conjunction with the audited consolidated financial statements and related notes in Item 8 and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.

	Years Ended December 31,				
	2005(1)	2004(1)(2)	2003(2)	2002	2001
	(in thousands, except per share data)				
Statement of Operations Data					
Net revenue	$ 956,631	$ 603,116	$ 256,445	$ 75,406	$ 80,253
Partnership income	—	77,967	114,052	136,873	139,964
Operating income	375,241	291,748	92,526	145,982	111,472
Net income (loss)	67,533	70,312	(49,953)	67,177	49,815
Preferred dividend	11,708	21,791	58,397	24,702	—
Loss on repurchase of Preferred Stock(4)	(133,681)	—	—	—	—
Accretion of Preferred Stock to redemption value(5)	(211,020)	—	—	—	—
(Loss) income available to common shareholders	(288,876)	48,521	(108,350)	42,475	49,815
(Loss) Earnings Per Share					
Basic	$ (9.10)	$ 1.19	$ (3.53)	$ 1.42	$ 1.65
Diluted	$ (9.10)	$ 1.15	$ (3.53)	$ 1.40	$ 1.61
Shares Used in Computing (Loss) Earnings Per Share					
Basic	31,731	31,268	30,683	29,643	30,207
Diluted	31,731	32,616	30,683	30,298	30,976
Balance Sheet Data(3)					
Total assets	$3,867,824(6)	$3,978,922	$2,538,734	$2,223,375	$ 295,981
Long-term debt, including current maturities	3,078,849	3,127,342	2,092,133	2,075,470	283,904
Preferred Stock(4)(5)	334,149	216,111	198,223	63,459	—
Shareholders' (deficit) equity	(291,415)	17,985	(56,245)	(30,600)	(111,313)

(1) Financial data for the years ended December 31, 2005 and 2004 include the results of the AT&T Directory Business from and after September 1, 2004. Net revenue, net income and (loss) income available to common shareholders reflect purchase accounting adjustments that precluded the recognition of revenue and certain expenses associated with directories published by the acquired AT&T Directory Business prior to the acquisition, including all September 2004 published directories. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of these items.

(2) Financial data for the years ended December 31, 2004 and 2003 include the results of the SPA Directory Business from and after January 3, 2003. Net revenue, net income (loss) and income (loss) available to common shareholders reflect purchase accounting adjustments that precluded the recognition of revenue and certain expenses associated with directories published by the acquired SPA Directory Business prior to the acquisition, including all January 2003 published directories. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of these items.

(3) In connection with the AT&T Directory Acquisition on September 1, 2004 and the SPA Acquisition on January 3, 2003, we incurred a significant amount of debt. We issued Preferred Stock in November 2002

and borrowed funds under certain debt instruments in December 2002. Therefore, our cash and debt balances during these periods were higher than in prior periods.

(4) On January 14, 2005, we repurchased 100,303 shares of our outstanding Preferred Stock from the GS Funds for $277.2 million in cash. In connection with the Preferred Stock repurchase, we recorded a reduction in income available to common shareholders on the Consolidated Statements of Operations of $133.7 million to reflect the loss on the repurchase of these shares for the year ended December 31, 2005.

(5) On October 3, 2005, we entered into an agreement to repurchase the remaining shares of Preferred Stock held by the GS Funds. In connection with this agreement, we have accreted the carrying value of the Preferred Stock to its redemption value of $334.1 million as of December 31, 2005. The accretion of the Preferred Stock totaling $211.0 million has been recorded as an increase to loss available to common shareholders on the Consolidated Statements of Operations for the year ended December 31, 2005. On January 27, 2006, we repurchased the remaining 100,301 shares of Preferred Stock from the GS Funds for $336.1 million in cash including accrued cash dividends and interest.

(6) Total assets, as well as certain other balance sheet amounts reported in our press release dated February 22, 2006 as preliminary and subject to change pending the filing of this Annual Report, differ from amounts included in this Annual Report, resulting from a reclassification of deferred tax accounts. Such press release was included as an exhibit to our Current Report on Form 8-K furnished to the SEC on February 22, 2006.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Item should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in Item 8. Unless otherwise indicated, the terms "Company," "Donnelley," "RHD," "we," "us" and "our" refer to R.H. Donnelley Corporation and its direct and indirect wholly owned subsidiaries.

Significant Business Developments

On January 31, 2006, we acquired all of the outstanding common stock of Dex Media, Inc. ("Dex Media") for a purchase price of $4.1 billion, consisting of 36,547,381 shares of our common stock valued at $2.2 billion and $1.9 billion in cash (the "Dex Media Merger"). We also assumed all of Dex Media's outstanding indebtedness with a fair value of $5.7 billion. Dex Media is the exclusive publisher of the "official" yellow pages and white pages directories for Qwest Communications International Inc. ("Qwest") where Qwest is the primary local exchange carrier ("LEC"). Prior to the Dex Media Merger, Dex Media was a leading directory publisher in the United States. See "Acquisitions-Dex Media Merger" below for a further description of the Merger. The purpose of the Dex Media Merger was to take a further step in the transformation of RHD into a leading publisher of Yellow Pages directories, as well as to combine the complementary strengths of both companies.

On January 27, 2006, and in conjunction with the Stock Purchase and Support Agreement signed on October 3, 2005, we repurchased the remaining 100,301 shares of our outstanding 8% convertible cumulative preferred stock "Preferred Stock" from investment partnerships affiliated with The Goldman Sachs Group, Inc. (the "GS Funds") for $336.1 million in cash including accrued cash dividends and interest (the "GS Repurchase"). Based on the terms of the Stock Purchase and Support Agreement, the repurchase of the Preferred Stock became a probable event on October 3, 2005, requiring the recorded value of the Preferred Stock to be accreted to its redemption value. The accretion to redemption value during 2005 totaled $211.0 million and has been recorded as an increase to net loss available to common shareholders on the Consolidated Statements of Operations for the year ended December 31, 2005. Subsequent to the GS Repurchase, we have no outstanding shares of Preferred Stock. See Item 8, "Financial Statements and Supplementary Data — Note 17, Subsequent Events" for a further description of the GS Repurchase.

In January 2005, we had repurchased 100,303 shares of our outstanding Preferred Stock from the GS Funds for $277.2 million in cash. In connection with this Preferred Stock repurchase, we recorded a reduction in earnings available to common shareholders on the Consolidated Statements of Operations and Comprehensive Income of $133.7 million to reflect the loss on the repurchase of these shares for the year-ended December 31, 2005.

Corporate Overview

Following the closing of the Dex Media Merger, we are the third largest print and online directory publisher in the United States, based on revenue. During 2006, we expect to have a total annual distribution of approximately 80 million, serving over 600,000 local and national advertisers with more than 625 directories in 28 states. In 2005, Dex Media published 293 directories and printed approximately 52 million copies of these directories for distribution to virtually all business and residential customers throughout the following Dex Media states: Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. Dex Media's Internet-based directory, DexOnline.com TM, which is bundled with Dex Media's print product to provide web-based access to Dex Media's directories, further expands the distribution of Dex Media's advertiser content. In addition to the acquired Dex Media directory business, we publish Sprint-branded directories in 18 states, with major markets including Las Vegas, Nevada and Orlando and Lee County, Florida, with a total distribution of approximately 18 million serving approximately 160,000 local and national advertisers. We also publish AT&T (formerly known as "SBC")-branded directories in Illinois and Northwest Indiana, with a total distribution of approximately 10 million serving approximately 100,000 local and national advertisers. We also offer online city guides and search web sites in all our Sprint markets under the Best Red Yellow Pages brand at www.bestredyp.com and in the Chicagoland area at www.chicagolandyp.com.

Forward-Looking Information

Certain statements contained in this Annual Report on Form 10-K regarding Donnelley's future operating results, performance, business plans or prospects and any other statements not constituting historical fact are "forward-looking statements" subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Where possible, words such as "believe," "expect," "anticipate," "should," "will," "would," "planned," "estimates," "potential," "goal," "outlook," "may," "predicts," "could," or the negative of those words and other comparable expressions, are used to identify such forward-looking statements. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks and uncertainties discussed below. Those factors may cause our actual results to differ materially from any of RHD's forward-looking statements. All forward-looking statements attributable to us or a person on our behalf are expressly qualified in their entirety by this cautionary statement. All forward-looking statements reflect only our current beliefs and assumptions with respect to our future results, business plans, and prospects, and are based solely on information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. These forward-looking statements are made as of the date of this annual report and, except as required under the federal securities laws and the rules and regulations of the SEC, we assume no obligation to update or revise them or to provide reasons why actual results may differ.

Such risks, uncertainties and contingencies include those items disclosed under Item 1A of this Annual Report.

Acquisitions

Dex Media Merger

On January 31, 2006, we completed the Dex Media Merger by purchasing all of the outstanding common stock of Dex Media for a purchase price of $4.1 billion. Pursuant to the Merger Agreement, each issued and outstanding share of Dex Media common stock was converted into $12.30 in cash and 0.24154 of a share of RHD common stock, resulting in an aggregate cash value of $1.9 billion and an aggregate stock value of

$2.2 billion, based on 36,547,381 newly issued shares of RHD common stock. Additionally, we assumed Dex Media's outstanding indebtedness on January 31, 2006 with a fair value of $5.7 billion. The acquired Dex Media directory business now operates as Dex Media Inc., one of our direct wholly owned subsidiaries. To finance the Dex Media Merger, we issued $660 million 6.875% Senior Discount Notes due January 15, 2013 for gross proceeds $600.5 million and $1,210 million 8.875% Senior Notes due January 15, 2016 to pay the cash portion of the purchase price to the Dex Media stockholders.

In connection with the Dex Media Merger we assumed by operation of law (1) a publishing agreement with a term of 50 years commencing November 8, 2002 (subject to automatic renewal for additional one-year terms), which grants us the right to be the exclusive official directory publisher of listings and classified advertisements of Qwest's telephone customers in the geographic areas in the Dex Media states in which Qwest provides local telephone services; (2) a non-competition agreement with a term of 40 years commencing November 8, 2002, pursuant to which Qwest has agreed not to sell directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex Media states in which Qwest provides local telephone service; (3) an advertising agreement whereby Qwest has agreed to purchase an aggregate of $20 million of advertising per year through 2017 from us at pricing on terms at least favorable as those offered to similar large customers; (4) an intellectual property contribution agreement pursuant to which Qwest assigned and or licensed to us the Qwest intellectual property previously used in the Qwest directory services business; and (5) a trademark license agreement pursuant to which Qwest license granted to us the right until November 2007 to use the Qwest Dex and Qwest Dex Advantage marks in connection with directory products and related marketing material in the Dex Media states and the right to use these marks in connection with DexOnline.com.

The Dex Media Merger will be accounted for as a purchase business combination in the first quarter of 2006 and the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values as of January 31, 2006. The results of the Dex Media business will be included in our consolidated results commencing February 1, 2006. Under purchase accounting rules, we will not assume the deferred revenue balance of Dex Media at January 31, 2006. This amount represented revenue that would have been recognized in 2006 under our deferral and amortization revenue recognition method had the Dex Media Merger not occurred. Accordingly, we will never record revenue associated with directories that published prior to the Dex Media Merger. Although the deferred revenue balance will be eliminated, we will retain all of the rights associated with the collection of amounts due under and obligations under the advertising contracts executed prior to the Dex Media Merger. As a result, Dex Media's accounts receivable balances remain our assets. Also under purchase accounting rules, we will not assume deferred directory costs at January 31, 2006 related to those directories that were published prior to the Dex Media Merger. These costs represented operating expenses that would have been recognized in 2006 under the deferral and amortization method had the Dex Media Merger not occurred.

AT&T Directory Acquisition

On September 1, 2004, we completed the AT&T Directory Acquisition for $1.41 billion in cash, after working capital adjustments and the settlement of a $30 million liquidation preference owed to us related to DonTech. To finance the acquisition, we amended and restated our Credit Facility, consisting of a $700 million Term Loan A-2, a $1,650 million Term Loan B-2 and a $175 million Revolving Credit Facility ("Revolver") for an aggregate facility of $2,525 million.

In connection with the AT&T Directory Acquisition, we entered into a directory services license agreement, a non-competition agreement, an Internet Yellow Pages reseller agreement and a directory publishing listing agreement (collectively, the "AT&T Directory Services Agreements") with certain affiliates of AT&T. The directory services license agreement designates us as the official and exclusive provider of yellow pages directory services for AT&T (and its successors) in Illinois and Northwest Indiana (the "Territory"), grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute white pages directories in the Territory as AT&T's agent and grants us the exclusive license (and obligation as specified in the agreement) to use the AT&T brand and logo on print directories in the Territory. The non-competition agreement prohibits AT&T (and its affiliates and successors), with certain

limited exceptions, from (1) producing, publishing and distributing yellow and white pages print directories in the Territory, (2) soliciting or selling local or national yellow or white pages advertising for inclusion in such directories, and (3) soliciting or selling local Internet yellow pages advertising for certain Internet yellow pages directories in the Territory or licensing AT&T marks to any third party for that purpose. The Internet Yellow Pages reseller agreement gives us the exclusive right to sell local Internet yellow pages advertising and the non-exclusive right to sell Internet yellow pages advertising with respect to geographies outside the Territory to any advertiser (excluding national advertisers) located inside the Territory onto the Yellow-Pages.com platform (and any successor products as specified in the agreement). The directory publishing listing license agreement gives us the right to purchase and use basic AT&T subscriber listing information and updates for the purpose of publishing directories. The AT&T Directory Services Agreements are all interrelated and each (other than the Internet Yellow Pages reseller agreement) has an initial term of 50 years, subject to automatic renewal and early termination under specified circumstances. The Internet Yellow Pages reseller agreement has a term of 5 years.

The AT&T Directory Acquisition was accounted for as purchase business combination and the purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values on the acquisition date. The results of the AT&T Business are included in our consolidated results from and after September 1, 2004.

The allocation of the purchase price to the fair value of assets acquired and liabilities assumed is shown in the table below. The purchase price allocation below reflects the initial allocation and subsequent purchase price adjustments made in 2005.

		(Amounts in millions)
Calculation of allocable purchase price:		
Cash		$1,406.1
Liquidation preference		29.9
Allocable transaction costs		12.7
Total allocable purchase price		$1,448.7
Allocation of purchase price:		
AT&T Directory Services Agreements		$ 952.5
Customer relationships		145.0
Net assets acquired	129.1	
Fair value adjustments:		
Reverse pre-acquisition deferred revenue	41.9	
Estimated profit on acquired sales contracts	49.3	
Reverse deferred directory costs associated with directories published pre-acquisition	(175.8)	
Eliminate historical income taxes	55.5	
Other	16.5	
Fair value of net assets acquired		116.5
Goodwill		222.0
Total cash purchase price		1,436.0
Allocable transaction costs		12.7
Total allocable purchase price		$1,448.7

SPA Acquisition

On January 3, 2003, we completed the SPA Acquisition for $2.23 billion in cash including post-acquisition working capital adjustments. To finance the acquisition, we entered into a new $1,525 million Credit Facility, consisting of a $500 million Term Loan A, a $900 million Term Loan B and a $125 million Revolver. We also issued the Senior Notes and the Senior Subordinated Notes. Additionally, we issued $200 million of Preferred Stock and warrants to purchase 1.65 million shares of our common stock to the GS Funds.

In connection with the SPA Acquisition, we entered into a directory services license agreement, a trademark license agreement and a non-competition agreement (collectively, the "SPA Directory Services Agreements") with Sprint. The directory services license agreement grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute yellow and white pages directories for Sprint (and its successors) in the markets in 18 states where Sprint provided local telephone service at the time of the transaction. The trademark license agreement grants us the exclusive license (and obligation as specified in the agreement) to use certain Sprint trademarks, including the Sprint diamond logo, in those markets. The non-competition agreement prohibits Sprint (and its affiliates and successors) in those markets from selling local directory advertising or producing, publishing and distributing print directories, with certain limited exceptions. The SPA Directory Services Agreements are all interrelated and each has an initial term of 50 years, subject to automatic renewal and early termination under specified circumstances. The SPA Directory Services Agreements may be assigned or comparable agreements may be entered into in connection with the proposed separation from Sprint Nextel Corporation of the local telephone company, expected to occur in the second quarter of 2006.

The SPA Acquisition was accounted for as purchase business combination and the purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values on the acquisition date. The results of the SPA Business are included in our consolidated results from and after January 3, 2003.

The allocation of the purchase price to the fair value of assets acquired and liabilities assumed is shown in the table below. The purchase price allocation below reflects the initial allocation and subsequent purchase price adjustments made in 2003.

		(Amounts in millions)
Calculation of allocable purchase price:		
Cash		$2,229.8
Allocable transaction costs		17.6
Total allocable purchase price		$2,247.4
Allocation of purchase price:		
SPA Directory Services Agreements		$1,625.0
Customer relationships		260.0
Trade names		30.0
Net assets acquired	81.5	
Fair value adjustments:		
Reverse pre-acquisition deferred revenue	315.9	
Reverse deferred allowance for doubtful accounts and sales claims included in SPA's opening deferred revenue	(22.8)	
Reverse deferred directory costs associated with directories published pre-acquisition	(89.5)	
Eliminate historical deferred tax and goodwill	(43.5)	
Other	(23.8)	
Fair value of net assets acquired		217.8
Goodwill		97.0
Total cash purchase price		2,229.8
Allocable transaction costs		17.6
Total allocable purchase price		$2,247.4

Segment Reporting

Based on its plan to integrate, evaluate performance, and allocate resources to the newly acquired Dex Media operations, management currently believes that its business of publishing yellow pages directories will remain in one reportable operating segment.

During 2004, we revised our historical segment reporting to reflect the change in our business that resulted from the AT&T Directory Acquisition and to reflect how management now reviews and analyzes the business. Our business of publishing yellow pages directories is now conducted in one reportable operating segment. All pre-press publishing services and other ancillary services previously performed on behalf of other publishers are now performed entirely on behalf of the directories we now publish. As a result of the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income, we consolidate all net profits from DonTech and we eliminated our partnership investment in DonTech. Consequently, partnership income was no longer reported commencing on September 1, 2004 and, accordingly, the previously reported DonTech operating segment is no longer applicable.

Critical Accounting Estimates

The preparation of financial statements in accordance with generally accepted accounting principles ("GAAP") requires management to estimate the effect of various matters that are inherently uncertain as of the date of the financial statements. Each of these estimates varies in regard to the level of judgment involved and its potential impact on the Company's reported financial results. Estimates are deemed critical when a different

estimate could have reasonably been used or when changes in the estimate are reasonably likely to occur from period to period, and could materially impact the Company's financial condition, changes in financial condition or results of operations. The Company's significant accounting polices as of December 31, 2005 are discussed in Note 2 of the consolidated financial statements included in Item 8 of this annual report. The critical estimates inherent in these accounting polices as of December 31, 2005 are discussed below. Management believes the current assumptions and other considerations used to estimate these amounts in the Company's consolidated financial statements are appropriate.

Allowance for Doubtful Accounts and Sales Claims

We record our revenue net of an allowance for sales claims. In addition, we record a provision for bad debts. The provision for bad debts and allowance for sales claims are estimated for each directory based on historical experience. We also evaluate the current condition of our customer balances, bankruptcy filings, any change in credit policy, historical charge-off patterns, recovery rates and other data when determining our allowance for doubtful accounts reserve. We review these estimates periodically to assess whether additional adjustment is needed based on economic events or other circumstances, including actual experience at the end of the billing and collection cycle with respect to each directory. We believe that the allowance for doubtful accounts and sales claims is adequate to cover anticipated losses under current conditions; however, significant deterioration in any of the factors noted above or in the overall economy could materially change these expectations. The provisions for sales claims and doubtful accounts are estimated based on a percentage of revenue. Accordingly, an additional 1% change in these allowance percentages would have impacted 2005 GAAP net income by approximately $6.1 million and 2005 adjusted net income by $6.4 million. See "Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures" below for a description and reconciliation of adjusted and adjusted pro forma net income to reported GAAP net income.

Pension Benefits

Our pension plan obligations and related assets of the Company's defined benefit retirement plans are presented in Note 10 to our consolidated financial statements. Plan assets consist primarily of marketable equity and debt instruments and are valued using market quotations. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions. Key assumptions in measuring the plan obligations include the discount rate, the rate of future salary increases and the long-term expected return on plan assets. The methodology used to determine the discount rate for 2005 was changed to a methodology that discounts the projected plan cash flows to the measurement date using the spot rates provided in the Citigroup Pension Discount Curve. A single discount rate is then computed so that the present value of the benefit cash flows using this single rate equals the present value computed using the Citigroup Pension Discount Curve. The Company changed to this approach in 2005 to better reflect the specific cash flows of these plans in determining the discount rate. In prior years, discount rates were developed by reference to the Moody's long-term Aa corporate bond yield at the plan's measurement date, with consideration of the plan's duration relative to the duration of the Moody's Aa corporate bond portfolio. Salary increase assumptions are based upon historical experience and anticipated future management actions. Asset returns are based upon the anticipated average rate of earnings expected on invested funds of the plan over the long-run. At December 31, 2005, the weighted-average actuarial assumptions were: discount rate of 5.5%; long-term rate of return on plan assets of 8.25%; and assumed salary increases of 3.66%. Net periodic pension costs recognized in 2005 were $4.6 million. A 1% change in the discount rate would affect net income by approximately $1.4 million; a 1% change in the long-term rate of return on plan assets would affect net income by approximately $1.0 million; and a 1% change in assumed salary increases would affect net income by approximately $0.7 million. As of December 31, 2005, we had no benefit plan assets or liability associated with the Dex Media Merger.

Intangible Assets and Goodwill Valuation and Amortization

Our intangible assets consist of Directory Services Agreements between the Company and each of Sprint and AT&T, respectively, established customer relationships and trademarks and trade names, all resulting from

the SPA Acquisition and the AT&T Directory Acquisition. The intangible assets are being amortized over the period the assets are expected to contribute to the cash flow of the Company, which reflect the expected pattern of benefit. Our recorded goodwill resulted from the SPA Acquisition and the AT&T Directory Acquisition and is not subject to amortization. As of December 31, 2005, we owned no intangible assets associated with the Dex Media Merger.

The intangible assets are subject to an impairment test in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets* ("SFAS 144"), and the goodwill is subject to an impairment test in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). The Company reviews the carrying value of its intangible assets for impairment at least annually or more frequently whenever events or circumstances indicate that their carrying amount may not be recoverable. The impairment test for the intangible assets is performed by comparing the carrying amount of the intangible assets to the sum of the undiscounted expected future cash flows. In accordance with SFAS 144, impairment exists if the sum of the future undiscounted cash flows is less than the carrying amount of the intangible asset, or to its related group of assets. Impairment would result in a write-down of the intangible asset to its estimated fair value based on the discounted future cash flows. Goodwill is tested for impairment by comparing the carrying amount of the reporting unit to which it was assigned to the estimated fair value of the reporting unit. In accordance with SFAS 142, impairment exists if the carrying amount of the reporting unit is less than its estimated fair value. Impairment would result in a write-down equal to the difference between the carrying amount and the estimated fair value of the reporting unit.

We used certain estimates and assumptions in our impairment evaluation, including, but not limited to, projected future cash flows, revenue growth, customer attrition levels, and estimated write-offs. As of December 31, 2005, management believes that there was no impairment to the intangible assets or goodwill. However, significant deterioration in our business, the assumptions underlying the impairment evaluations, or in the overall economy, could result in impairment charges in future reporting periods. Had the aggregate net book value of the intangible assets and goodwill at December 31, 2005 been impaired by 1%, net income on both a reported GAAP and adjusted basis in 2005 would have been adversely impacted by approximately $19.2 million. See "Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures" below for a description and reconciliation of adjusted and adjusted pro forma net income to reported GAAP net income.

Additionally, management must assess whether the remaining useful lives of the intangible assets represent the period that the intangible assets are expected to contribute to our cash flow. In our assessment process, we used certain estimates and assumptions, including projected future cash flows, customer attrition levels and industry and economic conditions. In accordance with SFAS 144, we evaluate the remaining useful lives annually to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimated remaining useful lives change, the remaining carrying amount of the intangible asset would be amortized prospectively over that revised remaining useful life. For the year ended December 31, 2005, amortization of intangible assets was approximately $72.1 million. Had the remaining useful lives of the intangible assets been shortened by 10%, net income on both a reported GAAP and adjusted basis in 2005 would have been adversely impacted by approximately $8.1 million. See "Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures" below for a description and reconciliation of adjusted and adjusted pro forma net income to reported GAAP net income.

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires companies to calculate the fair value of all share-based payments to employees, including grants of employee stock options, and amortize that amount over the vesting period as an expense through the statement of operations. Pro forma disclosure, as allowed under SFAS No. 123, will no longer be a permitted alternative. SFAS No. 123(R) offers a choice of

transition methods including Modified Prospective and Modified Retrospective (to all prior periods or interim periods in year of adoption).

On April 14, 2005, the Securities and Exchange Commission ("SEC") announced the adoption of a new rule that amends the compliance dates for SFAS No. 123(R). The SEC's new rule allows companies to implement SFAS No. 123(R) at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The Company adopted SFAS No. 123(R) effective January 1, 2006 using the Modified Prospective application method. Upon adoption of SFAS No. 123(R), the Company anticipates that it will recognize compensation expense of approximately $47 million related to its equity awards during 2006, of which approximately $35 million relates to a modification of existing equity awards and issuance of new awards in conjunction with the Dex Media Merger.

In May 2005 the FASB issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS No. 154"). The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement carries forward without change the guidance contained in APB Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Accordingly, the Company will adopt SFAS 154 effective January 1, 2006. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial position, results of operations or cash flows.

The Company has reviewed other new accounting standards not identified above and does not believe any other new standards will have a material impact on the Company's financial position or operating results.

RESULTS OF OPERATIONS

Year Ended December 31, 2005 compared to the Year Ended December 31, 2004

Factors Affecting Comparability

Acquisitions

As a result of the AT&T Directory Acquisition and the SPA Acquisition, the related financings and associated purchase accounting, our 2005 reported GAAP results are not comparable to our 2004 reported GAAP results. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing directory revenue and certain expenses associated with directories that published prior to each acquisition, including all directories published in the month each acquisition was completed. Thus, our reported 2005 and 2004 GAAP results are not indicative of our underlying operating and financial performance. Accordingly, management is presenting 2005 adjusted and 2004 adjusted pro forma information that, among other things, eliminates the purchase accounting impact on revenue and certain expenses for each acquisition and assumes the AT&T Directory Acquisition and related financing occurred at the beginning of 2004. Management believes that the presentation of this 2005 adjusted and 2004 adjusted pro forma information will help financial statement users better and more easily compare current period underlying operating results against what the combined company performance would more likely have been in the comparable prior period. All of the 2005 adjusted and 2004 adjusted pro forma amounts disclosed under the caption "Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures" or elsewhere are non-GAAP measures and are reconciled to the most comparable GAAP measures under that caption below. While we believe the 2005 adjusted and 2004 adjusted pro forma results reasonably represent results as if the businesses had been combined since January 1, 2004, because of differences in the application of accounting

policies and practices between the Company and the acquired entities, management does not believe these adjusted and adjusted pro forma amounts are strictly comparable, nor are they necessarily indicative of results for future periods. The following Results of Operations disclosure does not give pro forma effect to the Dex Media Merger, as it was not consummated until January 31, 2006.

Before the AT&T Directory Acquisition, we reported our 50% share of DonTech net income as partnership income in our consolidated statement of operations. Partnership income also included revenue participation income from AT&T. Revenue participation income was based on DonTech advertising sales and was recognized when a sales contract was executed with a customer. Upon the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income, we consolidate all net profits of DonTech and we eliminated our partnership investment in DonTech. Consequently, commencing on September 1, 2004, we no longer report partnership income. During 2004 until the AT&T Directory Acquisition, we earned revenue from pre-press publishing and other ancillary services related to the AT&T Directory Business and we continued to report partnership income from our investment in DonTech.

Relocation and Integration Charges

Our 2005 expenses included $2.4 million related to the acquisition and integration of the AT&T Directory Business, $1.4 million related to the relocation of our corporate offices to Cary, North Carolina, and $0.4 million for sales office lease expenses related to the SPA Acquisition.

Our 2004 expenses included $7.3 million related to the relocation of our corporate offices to Cary, North Carolina, $2.5 million related to the acquisition and integration of the AT&T Directory Business, and $1.1 million for sales offices relocation expenses related to the SPA Acquisition.

GAAP Reported Results

Net Revenue

The components of our net revenue in 2005 and 2004 were as follows:

	For the Years Ended December 31,		
	2005	2004	$ Change
	(Amounts in millions)		
Gross directory advertising revenue	$956.0	$589.5	$366.5
Sales allowances	(10.4)	(6.5)	(3.9)
Net directory advertising revenue	945.6	$583.0	362.6
Pre-press publishing and application service fees	—	13.0	(13.0)
Other revenue	11.0	7.1	3.9
Total net revenue	$956.6	$603.1	$353.5

Following the AT&T Directory Acquisition, substantially all of our revenue is derived from our directory publishing business. Before the AT&T Directory Acquisition, DonTech was accounted for under the equity method and we did not recognize revenue with respect to the AT&T Directory Business. Our directory advertising revenue is earned primarily from the sale of advertising in the yellow pages directories we publish, net of sales allowances. Revenue from directory advertising sales is recognized under the deferral and amortization method, whereby revenue from advertising sales is initially deferred when the directory is published and recognized ratably over the directory's life, which is typically 12 months. Before the AT&T Directory Acquisition, we also earned pre-press publishing and other related fees with respect to services we rendered on behalf of AT&T for the AT&T-branded directories we now publish. These fees were, and other revenue was and is, recognized when earned.

Total net revenue in 2005 was $956.6 million, representing an increase of $353.5 million from total net revenue reported in 2004 of $603.1 million. The primary increase in total net revenue in 2005 from 2004 is due to recognizing a full year of results from the acquired AT&T Directory Business. Total revenue in 2005 and 2004 includes $372.3 million and $29.1 million, respectively, of net revenue from the AT&T-branded

directories we published following the AT&T Directory Acquisition. Due to purchase accounting, directory revenue for the year ended December 31, 2005 and 2004 excluded the amortization of advertising sales for AT&T-branded directories published before October 2004 under the deferral and amortization method totaling $85.0 million and $429.7 million, respectively, that would have been reported absent purchase accounting. Purchase accounting related to the AT&T Directory Acquisition will no longer adversely impact reported revenue after 2005. Additionally, we expect 2006 reported revenue to be higher than 2005 due to the adverse impact of purchase accounting on 2005 revenues. 2006 reported revenue will also be considerably higher than 2005 due to the Dex Media Merger. The increase in net revenue also resulted from higher recurring advertising in our major Sprint markets, partially offset by a decline in results in our AT&T markets. The decline in results in our AT&T markets is primarily due to our Chicagoland business, which was primarily the result of three major changes we announced in the second quarter of 2005 including (1) removing advertising from the covers of our directories to strengthen brand awareness, (2) re-aligning the coverage areas of our publications to better reflect shopping patterns and (3) tightening our credit standards to match the same disciplined approach employed in our Sprint markets to build a more stable account base over time.

Revenue from pre-press publishing and other related services was $13.0 million in 2004 with no comparable revenue for 2005. The decrease in pre-press publishing fees is a result of the Company no longer providing such services to AT&T following the AT&T Directory Acquisition. We now support internally the AT&T-branded directories we publish.

Other revenue in 2005 totaled $11.0 million, representing an increase of $3.9 million from other revenue reported in 2004 of $7.1 million. Other revenue is recognized when earned and includes late fees paid on outstanding customer balances, commissions earned on sales contracts with respect to advertising placed into other publishers' directories, sales of directories and certain other products and fees from telephone companies for publishing their information pages. The increase in other revenue is primarily due to the AT&T Directory Acquisition.

Expenses

The components of our total expenses for 2005 and 2004 were as follows:

	For the Years Ended December 31,		
	2005	2004	$ Change
	(Amounts in millions)		
Operating expenses	$436.1	$263.2	$172.9
General and administrative expenses	60.2	59.5	0.7
Depreciation and amortization expense	85.1	66.6	18.5
Total	$581.4	$389.3	$192.1

Substantially all expenses are derived from our directory publishing business. Before the AT&T Directory Acquisition, DonTech was accounted for under the equity method. We began recognizing expenses related to the AT&T Directory Business on September 1, 2004. Certain costs directly related to the selling and production of directories are initially deferred and recognized ratably over the life of the directory. These costs include sales commissions, print, paper and initial distribution costs. All other expenses are recognized as incurred.

Operating Expenses

Total operating expenses in 2005 were $436.1 million compared to $263.2 million in 2004. The primary components of the $172.9 million increase in operating expenses in 2005, compared to 2004, were as follows:

	Change (Amounts in millions)
Expenses recorded in 2005 resulting from the AT&T Directory Business	$ 95.0
Difference between cost uplift in 2005 compared to 2004 from the AT&T Directory Business	50.8
Increased commission and sales costs	15.6
Increased digital initiative costs	8.9
Increased bad debt expense	8.6
Cost uplift from the SPA Acquisition recorded in 2004	(3.6)
All other	(2.4)
Total 2005 increase in operating expenses, compared to 2004	$172.9

Operating expenses in 2005 increased $172.9 million compared to 2004 primarily as a result of recognizing a full year of expenses from the acquired AT&T Directory Business. In 2005, expenses increased $95.0 million from 2004 to support the AT&T Directory Business including bad debt, commissions, salesperson expenses, printing, distribution, marketing, advertising and other operating expenses. Similar to the deferral and amortization method of revenue recognition, certain costs directly related to the selling and production of our directories are initially deferred when incurred and recognized ratably over the life of a directory. Due to the elimination of deferred costs for all pre-acquisition (including September 2004) AT&T directories as required by purchase accounting, our reported operating expenses for 2005 and 2004 did not include certain expenses associated with those directories totaling approximately $49.9 million and $98.0 million, respectively. Due to these adjustments, AT&T-branded directory expenses for 2005 include only the amortization of deferred directory costs relating to AT&T-branded directories published beginning in October 2004. Purchase accounting related to the AT&T Directory Acquisition will no longer adversely impact reported expenses after 2005, except for unamortized cost uplift (defined below) of $2.1 million at December 31, 2005 that will be expensed in 2006. Additionally, we expect 2006 reported expenses to be higher than 2005 due to the adverse impact of purchase accounting on 2005 expenses. 2006 reported expenses will also be considerably higher than 2005 due to the Dex Media Merger.

Also, as a result of purchase accounting required by GAAP, we recorded the deferred directory costs related to directories that were scheduled to publish subsequent to the AT&T Directory Acquisition and SPA Acquisition at their fair value, determined as the estimated billable value of the published directory less (a) the expected costs to complete the directories, and (b) a normal profit margin. We refer to this purchase accounting entry as "cost uplift." The fair value of these costs was determined to be $81.3 million and $14.8 million for the AT&T Directory Business and the SPA Business, respectively. These costs are amortized as operating expenses over the terms of the applicable directories and such amortization totaled $65.0 million for 2005 relating to the AT&T Directory Acquisition, representing an increase of $50.8 million from $14.2 million recorded in 2004, and $3.6 million for 2004, relating to the SPA Business (with no comparable expense in 2005).

Sales costs including commissions, sales person costs and sales management costs were $15.6 million higher for 2005, compared to 2004, primarily due to favorable sales performances in many Sprint markets, increased sales headcount and sales bonus payouts, plus increased investment in our AT&T markets.

Digital initiative costs were $8.9 million higher for 2005, compared to 2004, which reflects our continued commitment to increase investment in our Internet products and distribution, and due to additional Internet costs associated with the AT&T Directory Business.

Bad debt expense was higher in 2005, primarily due to a higher amount of favorable bad debt true-ups taken in 2004 as compared to 2005, combined with increased provision expense associated with increased recognized revenue as compared to the prior year. This resulted in a net increase to bad debt expense of $8.6 million for 2005 compared to 2004, excluding the impact of purchase accounting.

General and Administrative Expenses

General and administrative ("G&A") expenses in 2005 were $60.2 million compared to $59.5 million in 2004, or an increase of $0.7 million. The primary components of the $0.7 million increase in G&A expenses in 2005, compared to 2004, were as follows:

	Change (Amounts in millions)
Increased billing, credit and collection expenses related to the AT&T Directory Business	$ 9.0
Increased non-cash compensation expense related to stock appreciation rights	2.8
Relocation, severance and integration expenses related to the AT&T Directory Acquisition recorded in 2004	(10.4)
All other	(0.7)
Total 2005 increase in G&A, compared to 2004	$ 0.7

The increase in G&A expenses of $0.7 million for 2005 from 2004 is primarily due to increased billing, credit and collection expenses of $9.0 million relating to the AT&T Directory Business and an increase in non-cash compensation expense related to stock appreciation rights ("SARs") of $2.8 million, primarily due to the increase in the Company's stock price and additional grants made during 2005. These increases were partially offset by expenses related to the relocation of the corporate headquarters and related severance costs associated with the AT&T Directory Acquisition of $10.4 million that were recorded in 2004.

Depreciation and Amortization

Depreciation and amortization ("D&A") in 2005 was $85.1 million compared to $66.6 million in 2004, representing an increase of $18.5 million. Amortization of intangible assets was $72.1 million in 2005 compared to $57.3 million in 2004. The increase in amortization expense is primarily due to a full year impact related to the intangible assets acquired in connection with the AT&T Directory Acquisition. Depreciation of fixed assets and amortization of computer software was $13.0 million in 2005 compared to $9.3 million in 2004. The increase in depreciation expense is primarily due to increased depreciation associated with computer software additions.

Partnership Income

Partnership income was $78.0 million in 2004, with no corresponding amount for 2005. In 2004, partnership income related to our 50% share of the net income of DonTech (accounted for under the equity method) and revenue participation income from AT&T. As a sales agent for AT&T, DonTech earned commission revenue based on the annual value of local sales contracts executed during the period ("calendar sales"). We also earned revenue participation income from AT&T based on the amount of DonTech calendar sales during the period. As a result of the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income and we now consolidate all net profits in DonTech. Thus, the DonTech partnership investment was eliminated. Accordingly, commencing on September 1, 2004, we no longer report partnership income.

Operating Income

As a result of the AT&T Directory Acquisition, the Company has one operating segment. Management views and evaluates this one operating segment as the sole source of earnings before interest, taxes,

depreciation and amortization ("EBITDA") and operating income for the Company and does not need to allocate resources among different segments.

Operating income for 2005 and 2004 was as follows:

	For the Years Ended December 31,		
	2005	2004	$ Change
	(Amounts in millions)		
Total	$375.2	$291.7	$83.5

Operating income for 2005 of $375.2 million increased by $83.5 million from operating income of $291.7 million in 2004. The increase in operating income during 2005 as compared to 2004 was primarily a result of recognizing a full period of results from the AT&T Directory Business. While total net revenue increased for 2005 by $353.5 million over net revenue in 2004, partially offsetting that increase in net revenue was an increase in total operating expenses in 2005 of $172.9 million, primarily relating to the AT&T Directory Business, as described above. In addition, the increase in operating income resulted from higher recurring advertising in our major Sprint markets, partially offset by a decline in results in our AT&T markets and increased depreciation and amortization as noted above. In 2004 and 2005, results were adversely affected by the related purchase accounting impact that precluded us from recognizing revenues and certain expenses for those directories that published prior to the AT&T Directory Acquisition, including all September 2004 published directories. Under purchase accounting, when the entire balance of deferred revenue and deferred directory costs were eliminated at the time of the AT&T Directory Acquisition, the elimination had a disproportionately higher impact on revenues than it did on expenses. Accordingly, after the adjustments required by purchase accounting, operating expenses for 2004 were disproportionately higher than the related revenue.

Interest Expense, Net

Net interest expense in 2005 was $264.5 million compared to $175.5 million in 2004. The increase in net interest expense of $89.0 million is a result of higher outstanding debt balances associated with the AT&T Directory Acquisition and issuance of the $300 million 6.875% Senior Notes on January 14, 2005 (the "Holdco Notes"), which were utilized to finance the repurchase of 100,303 shares of our outstanding Preferred Stock from the GS Funds in January 2005, combined with higher interest rates, compared to the prior year. The increase in net interest expense is also attributable to a $25.3 million call premium payment and write-off of unamortized deferred financing costs of $7.4 million associated with the December 20, 2005 tender offer and exit consent solicitation of our 8.875% Senior Notes. Interest expense in 2004 includes a $1.2 million charge resulting from the redemption of the remaining 9.125% Senior Subordinated Notes due 2008. See "Liquidity and Capital Resources" for a further description of our debt obligations and the provisions of the related debt instruments. Net interest expense for 2005 includes $23.6 million of non-cash amortization of deferred financing costs (including the write-off of unamortized deferred financing costs of $7.4 million noted above), compared to $13.6 million of non-cash amortization of deferred financing costs in 2004.

Provision (Benefit) for Income Taxes

The 2005 provision for income taxes of $43.2 million is comprised of a deferred tax provision due to the taxable loss generated in the current period. The 2005 deferred tax provision resulted in an effective tax rate of 39.0% and net operating losses of approximately $168.6 million related to tax deductions and amortization expense recorded for tax purposes compared to book purposes with respect to the intangible assets acquired in connection with the SPA Acquisition and the AT&T Directory Acquisition. The 2005 effective tax rate reflects a decrease in the state and local tax rate due to integration of the SPA Acquisition and the AT&T Directory Acquisition. The federal net operating loss carryforward of approximately $342.5 million will begin to expire in 2023, and the state net operating loss carryforwards of approximately $650.0 million will begin to expire in 2008.

The 2004 provision for income taxes of $45.9 million was comprised of a current tax benefit of $25.6 million and a deferred tax provision of $71.5 million. The 2004 current tax benefit resulted in an

effective tax rate of 39.5% and net operating losses of approximately $72.4 million related to tax deductions in connection with the SPA Acquisition and the AT&T Directory Acquisition. The 2004 deferred tax provision of $71.5 million was primarily related to the difference in amortization expense recorded for tax purposes compared to book purposes with respect to the intangible assets acquired in connection with the SPA Acquisition and the AT&T Directory Acquisition. The 2004 effective tax rate reflects a decrease in the state and local tax rate due to integration of the SPA Acquisition and the AT&T Directory Acquisition.

The Company is currently under federal tax audit by the Internal Revenue Service for the taxable years 2003 and 2004. The Company believes that adequate provisions have been made with respect to the federal tax audit and the Company believes the resolution of such audit will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. In addition, certain state tax returns are under examination by various regulatory authorities. We continuously review issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of our reserves. We believe that our accrued tax liabilities are adequate to cover all probable U.S. federal and state income tax loss contingencies.

Net Income, (Loss) Income Available to Common Shareholders and (Loss) Earnings Per Share

Net income for 2005 was $67.5 million as compared to $70.3 million for 2004. The decrease of $2.8 million in net income is a result of the increase in operating income described above, offset by increases in interest expense and D&A, also described above.

The 8% dividend on our Preferred Stock reduces net income or increases the net loss, resulting in (loss) income available to common shareholders from which (loss) earnings per share amounts are calculated. The amount of the Preferred Stock dividend includes the stated 8% dividend, plus a deemed dividend for the beneficial conversion feature ("BCF"). The BCF is a function of the conversion price of the Preferred Stock, the fair value of the related warrants issued in connection with the Preferred Stock and the fair market value of the underlying common stock on the date of issuance of the Preferred Stock. In connection with the issuance of our Preferred Stock and each subsequent quarterly dividend date through September 30, 2005, a BCF has been recorded because the fair value of the underlying common stock at the time of issuance of the Preferred Stock was greater than the conversion price of the Preferred Stock. The full amount of the BCF is treated as a deemed dividend because the Preferred Stock was convertible by the GS Funds into common stock immediately after issuance in January 2003. Commencing October 3, 2005, the Preferred Stock is no longer convertible into common stock and therefore the BCF will no longer be recognized. The Preferred Stock dividend for 2005 of $11.7 million consisted of the stated 8% dividend of $10.1 million (including $2.5 million of accrued cash dividends recognized during the fourth quarter of 2005), and a BCF of $1.6 million. The Preferred Stock dividend for 2004 of $21.8 million consisted of the stated 8% dividend of $17.9 million and a BCF of $3.9 million.

On January 14, 2005, we repurchased 100,303 shares of our outstanding Preferred Stock from the GS Funds for $277.2 million in cash. In connection with the Preferred Stock repurchase, we recorded a reduction to income available to common shareholders of $133.7 million to reflect the loss on the repurchase of these shares for 2005. The excess of the cash paid to the GS Funds over the carrying amount of the repurchased Preferred Stock, plus the amount previously recognized for the BCF associated with these shares has been recognized as the loss on repurchase. Such amount represents a return to the GS Funds and, therefore has been treated in a manner similar to the treatment of the Preferred Stock dividend.

On January 27, 2006, we repurchased the remaining 100,301 shares of our outstanding Preferred Stock from the GS Funds for $336.1 million in cash including accrued cash dividends and interest. As a result of the GS Repurchase becoming a probable event under the terms of the Stock Purchase and Support Agreement dated October 3, 2005, we have accreted the carrying value of the Preferred Stock to its redemption value of $334.1 million as of December 31, 2005. The accretion of the Preferred Stock totaling $211.0 million has been recorded as an increase to loss available to common shareholders on the Consolidated Statements of Operations for the year ended December 31, 2005.

The resulting (loss) income available to common shareholders was ($288.9) million for 2005, as compared to $48.5 million, for 2004.

We account for earnings per share in accordance with Emerging Issues Task Force Issue No. 03-6, *Participating Securities and the Two-Class Method under FASB Statement 128* ("EITF 03-6"), which established standards regarding the computation of earnings per share ("EPS") by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF 03-6 requires earnings available to common shareholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. Basic EPS is then calculated by dividing (loss) income allocable to common shareholders by the weighted average number of shares outstanding. EITF 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock. Therefore, the following EPS amounts only pertain to our common stock.

Under the guidance of EITF 03-6, diluted EPS is calculated by dividing (loss) income allocable to common shareholders by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options, stock appreciation rights ("SARs") and warrants, the dilutive effect of which is calculated using the treasury stock method, and our 8% Preferred Stock, the dilutive effect of which is calculated using the "if-converted" method. The calculation of basic and diluted (loss) earnings per share for the years ended December 31, 2005 and 2004, respectively, are presented below.

	For the Years Ended December 31,	
	2005	**2004**
Basic EPS — Two-Class Method		
(Loss) income available to common shareholders	$(288,876)	$48,521
Amount allocable to common shareholders(1)	100%	77%
(Loss) income allocable to common shareholders	(288,876)	37,361
Weighted average common shares outstanding	31,731	31,268
Basic (loss) earnings per share — Two-Class Method	$ (9.10)	$ 1.19

	For the Years Ended December 31,	
	2005	**2004**
Diluted EPS		
(Loss) income available to common shareholders	$(288,876)	$48,521
Amount allocable to common shareholders(1)	100%	77%
(Loss) income allocable to common shareholders	(288,876)	37,361
Weighted average common shares outstanding	31,731	31,268
Dilutive effect of stock awards(2)	—	1,348
Dilutive effect of Preferred Stock assuming conversion(2)	—	—
Weighted average diluted shares outstanding	31,731	32,616
Diluted (loss) earnings per share	$ (9.10)	$ 1.15

(1) 31,268 / (31,268 + 9,483) for the year ended December 31, 2004. In computing basic EPS using the Two-Class Method, we have not allocated the loss available to common shareholders for the year ended December 31, 2005 between common and preferred shareholders since the preferred shareholders do not have a contractual obligation to share in the net loss.

(2) 60 stock options in 2005 and the assumed conversion of the Preferred Stock into 5,132 and 9,767 shares of common stock in 2005 and 2004, respectively, were anti-dilutive and therefore are not included in the calculation of diluted EPS.

Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures

As a result of the AT&T Directory Acquisition and the SPA Acquisition, the related financings and associated purchase accounting, our 2005 reported GAAP results are not comparable to our 2004 reported GAAP results. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing directory revenue and certain expenses associated with directories that published prior to each acquisition, including all directories published in the month each acquisition was completed. Thus, our reported 2005 and 2004 GAAP results are not indicative of our underlying operating and financial performance. Accordingly, management is presenting 2005 adjusted and 2004 adjusted pro forma information that, among other things, eliminates the purchase accounting impact on revenue and certain expenses for each acquisition and assumes the AT&T Directory Acquisition and related financing occurred at the beginning of 2004. Management believes that the presentation of this 2005 adjusted and 2004 adjusted pro forma information will help financial statement users better and more easily compare current period underlying operating results against what the combined company performance would more likely have been in the comparable prior period. All of the 2005 adjusted and 2004 adjusted pro forma amounts disclosed below or elsewhere are non-GAAP measures and are reconciled to the most comparable GAAP measures below. While we believe the 2005 adjusted and 2004 adjusted pro forma results reasonably represent results as if the businesses had been combined for the full years 2005 and 2004, because of differences in the application of accounting policies and practices between the Company and the acquired entities, management does not believe these 2005 adjusted and 2004 adjusted pro forma amounts are strictly comparable, nor are they necessarily indicative of results for future periods. This discussion of Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures does not give pro forma effect to the Dex Media Merger, as it was not consummated until January 31, 2006.

	Twelve Months Ended December 31, 2005			
		Adjustments		
	Reported GAAP	AT&T Directory Acquisition	SPA Acquisition	Adjusted
		(Amounts in millions)		
Net revenue	$956.6	$ 85.0(1)	$—	$1,041.6
Expenses, other than depreciation and amortization	496.3	(49.9)(2)	—	446.4
Depreciation and amortization	85.1	—	—	85.1
Operating income	$375.2	$134.9	—	$ 510.1

	Twelve Months Ended December 31, 2004			
		Adjustments		
	Reported GAAP	AT&T Directory Acquisition	SPA Acquisition	Adjusted Pro Forma
		(Amount in millions)		
Net revenue	$603.1	$429.7(1)	$ 1.1(5)	$1,033.9
Expenses, other than depreciation and amortization	322.8	98.0(2)	(3.6)(6)	417.2
Depreciation and amortization	66.6	18.8(3)	—	85.4
Partnership income	78.0	(78.0)(4)	—	—
Operating income	$291.7	$234.9	$ 4.7	$ 531.3

(1) Represents revenue for AT&T-branded directories that published prior to the AT&T Directory Acquisition, plus all September 2004 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

(2) Represents expenses for AT&T-branded directories that published prior to the AT&T Directory Acquisition, including September 2004 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP. The pro forma adjustments also include (a) for 2004, DonTech's selling and operational expenses prior to September 1, 2004, which were eliminated in consolidation upon the AT&T Directory Acquisition, and (b) for 2004 and 2005, certain differences in the application of accounting policies and practices between RHD and the acquired entities. Additionally, as a result of purchase accounting, we recorded the deferred directory costs related to directories that were scheduled to publish subsequent to the AT&T Directory Acquisition at their fair value. The impact of such cost uplift has also been removed.

(3) Represents the additional depreciation and amortization expense related to the tangible and identifiable intangible assets acquired in the AT&T Directory Acquisition over their estimated useful lives.

(4) Represents the elimination of equity accounting used to account for RHD's 50% ownership in DonTech and the revenue participation income from AT&T recognized prior to the AT&T Directory Acquisition.

(5) Represents revenue for Sprint-branded directories that published prior to the SPA Acquisition including January 2003 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

(6) Represents expenses for Sprint-branded directories that published prior to the SPA Acquisition, including January 2003 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP. Also includes the effect of differences in the application of accounting policies and practices between legacy SPA and the Company. Additionally, as a result of purchase accounting, we recorded the deferred directory costs related to directories that were scheduled to publish subsequent to the SPA Acquisition at their fair value. The impact of such cost uplift has also been removed.

2005 Revenue and Adjusted Revenue Compared to 2004 Revenue and Adjusted Pro Forma Revenue

The components of 2005 revenue and adjusted revenue and 2004 revenue and adjusted pro forma revenue are as follows:

2005

	Reported GAAP	AT&T Directory Acquisition	SPA Acquisition	Adjusted
Gross directory advertising revenue	$956.0	$85.5(1)	$—	$1,041.5
Sales claims and allowances	(10.4)	(0.5)(1)	—	(10.9)
Net directory advertising revenue	945.6	85.0	—	1,030.6
Other revenue	11.0	—	—	11.0
Net revenue	$956.6	$85.0	$—	$1,041.6

2004

	Reported GAAP	AT&T Directory Acquisition	SPA Acquisition	Adjusted Pro Forma
Gross directory advertising revenue	$589.5	$437.6(1)	$1.1(4)	$1,028.2
Sales claims and allowances	(6.5)	(1.1)(1)	—	(7.6)
Net directory advertising revenue	583.0	436.5	1.1	1,020.6
Pre-press publishing fees	13.0	(13.0)(2)	—	—
Other revenue	7.1	6.2(3)	—	13.3
Net revenue	$603.1	$429.7	$1.1	$1,033.9

(1) Represents gross revenue and sales claims and allowances for AT&T-branded directories that published prior to the AT&T Directory Acquisition, including September 2004 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

(2) Represents the elimination of pre-press publishing and related fees recognized prior to the AT&T Directory Acquisition, which were eliminated in consolidation upon the AT&T Directory Acquisition.

(3) Represents other revenue associated with the AT&T Directory Business, primarily consisting of commissions earned on sales contracts published into other publishers' directories and other yellow pages Internet-based advertising and other product revenue recognized as earned.

(4) Represents gross revenue and sales claims and allowances for Sprint-branded directories that published prior to the SPA Acquisition, including January 2003 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

Total adjusted net revenue in 2005 was $1,041.6 million, an increase of $7.7 million or 0.7% from adjusted pro forma net revenue of $1,033.9 million in 2004. The increase in adjusted net revenue in 2005 is due to increased amortization of revenue primarily from our major Sprint markets due to continued strong customer renewal rates and increased new business, partially offset by a decrease in amortized net revenue from our AT&T markets due to a decline in the publication value of our AT&T directories in Illinois and Northwest Indiana due to lower renewal rates partially offset by new business and collection of late fees. Under the deferral and amortization method of revenue recognition, revenue from directory advertising sales is initially deferred when a directory is published and recognized ratably over the life of the directory, which is typically 12 months. Due to the deferral and amortization method, the billable value of published directories is amortized to revenue over the life of the directory, which delays recognition of publication sales as recorded revenue on a GAAP basis.

2005 Adjusted Expenses Compared to 2004 Adjusted Pro Forma Expenses and 2005 Adjusted Operating Income Compared to 2004 Adjusted Pro Forma Operating Income

For the year ended December 31, 2005, adjusted operating and G&A expenses increased by $29.2 million, or 7.0%, to $446.4 million from adjusted pro forma operating and G&A expenses of $417.2 million in 2004. The primary components of the $29.2 million increase in adjusted expenses in 2005 were as follows:

	Change
	(Amounts in millions)
Increased commission and salesperson costs	$ 9.9
Increased marketing and advertising costs	9.3
Increased digital initiative costs	8.9
Increased costs to support the AT&T Directory Business	7.9
Increased bad debt expense	5.9
Corporate headquarters relocation and related severance costs incurred in 2004	(10.4)
All other	(2.3)
Total 2005 increase in adjusted operating and G&A expenses, compared to 2004 adjusted pro forma operating and G&A expenses	$ 29.2

Similar to the deferral and amortization method of revenue recognition, certain costs directly related to the selling and production of our directories are initially deferred when incurred and recognized ratably over the life of a directory. Adjusted commission and salesperson expenses were $9.9 million higher for 2005 compared to 2004, due to favorable sales performances in certain Sprint markets, increased sales headcount, sales bonus payouts and increased investment in certain of our AT&T markets. Adjusted marketing and advertising costs were $9.3 million higher for 2005 compared to 2004 due to increased competitive responses and increased market investment, particularly in our AT&T markets. Adjusted digital initiative costs were $8.9 million higher for 2005 compared to 2004, which reflects our commitment to increase investment in our

Internet products and distribution, and due to additional Internet-related costs for the AT&T Directory Business. Increased costs to support the AT&T Directory Business of $7.9 million in 2005 as compared to 2004 primarily include increased headcount and billing, credit, collection and administrative costs, which were higher primarily due to additional investment in the AT&T Directory Business as compared to the prior owner's level of investment in that business. Adjusted bad debt expense was $5.9 million higher for 2005 compared to 2004 primarily reflecting favorable bad debt adjustments recorded by the AT&T Directory Business prior to the acquisition in 2004. These increases were offset by $10.4 million of expenses in 2004 associated with the relocation of our corporate headquarters to Cary, North Carolina and related severance costs.

Adjusted depreciation and amortization was $85.1 million for the year ended December 31, 2005 compared to adjusted pro forma depreciation and amortization of $85.4 million for the year ended December 31, 2004.

Adjusted operating income for 2005 was $510.1 million, representing a decrease of $21.2 million or 4.0% from adjusted pro forma operating income in 2004 of $531.3 million, reflecting the variances between revenues and expenses from period to period described above.

Advertising Sales — Publication Sales

Management reviews and evaluates the value of advertising sales in directories that published during the period ("publication sales") as its primary sales performance measure. Management believes that a comparison of publication sales for the same directories from one period to the next gives a better indication of underlying sales trends, economic conditions and business confidence than a comparison of directory revenue recognized using the deferral and amortization method. Because we recognize directory revenue ratably over the life of a directory under the deferral and amortization method, the amount of revenue recognized during a period is not directly related to the sales trends, economic conditions and business confidence during that period. Publication sales are similar to a "same-store" sales measure. If events occur during the current period that affect the comparability of publication sales to the prior year period, such as changes in directory publication dates, then prior year publication sales amounts are adjusted to conform to the current period presentation.

Publication sales from Sprint-branded directories in 2005 were $593.5 million, up $25.7 million or 4.5% from publication sales of $567.8 million in 2004. Publication sales from AT&T-branded directories in 2005 were $433.4 million, down $12.5 million or 2.8% from publication sales of $445.9 million in 2004. The increase in Sprint-branded publication sales resulted from continued strong customer renewal rates, increased spending by existing advertisers and increased new business in many of our Sprint markets for directories published in 2005. The decrease in AT&T-branded publication sales is primarily attributable to lower customer renewals as a result of ongoing efforts to improve the strength of our brand, including realignment of our directories and improvement in credit quality of our customer base. Publication sales are a non-GAAP measure

for which the most comparable GAAP measure is net revenue. A reconciliation of publication sales to net revenue reported in accordance with GAAP is presented below:

	For the Years Ended December 31,	
	2005	2004
	(Amounts in millions)	
Publication sales — Sprint-branded directories	$ 593.5	$ 567.8
Publication sales — Sprint-branded directories — percentage change over prior year	4.5%	—
Adjustments for changes in directory publication date(s)	—	(0.6)
Publication sales disclosed in December 31, 2004 Form 10-K		567.2
Publication sales — AT&T-branded directories	433.4	445.9
Publication sales — AT&T-branded directories — percentage change over prior year	(2.8%)	—
Adjustments for changes in directory publication date(s)		17.3
Publication sales disclosed in December 31, 2004 Form 10-K		463.2
Less pre-acquisition publication sales for AT&T-branded directories not recognized as revenue in current period due to purchase accounting	—	(277.3)
Less current period publication sales for Sprint-branded directories not recognized as revenue in current period due to the deferral method of accounting	(230.3)	(221.0)
Less current period publication sales for AT&T-branded directories not recognized as revenue in current period due to the deferral method of accounting	(225.6)	(158.4)
Plus net revenue reported in the period for publication sales from prior periods, for Sprint-branded directories	216.3	209.3
Plus net revenue reported in the period for publication sales from prior periods, for AT&T-branded directories	158.3	—
Net directory advertising revenue	945.6	583.0
Pre-press publishing revenue	—	13.0
Other revenue	11.0	7.1
Net revenue — GAAP	$ 956.6	$ 603.1

Year Ended December 31, 2004 compared to the Year Ended December 31, 2003

Factors Affecting Comparability

Acquisitions

As a result of the AT&T Directory Acquisition and the SPA Acquisition, the related financings and associated purchase accounting, our 2004 reported GAAP results are not comparable to our 2003 reported GAAP results. Additionally, these considerations with respect to the AT&T Directory Acquisition will also affect the comparability of our 2004 and 2005 reported GAAP results. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing directory revenue and certain expenses associated with directories that published prior to each acquisition, including all directories published in the month each acquisition was completed. Thus, our reported 2004 and 2003 GAAP results are not indicative of our underlying operating and financial performance. Accordingly, management is presenting adjusted pro forma information that, among other things, eliminates the purchase accounting impact on revenue and expenses for each acquisition and assumes the AT&T Directory Acquisition and related financing occurred at the beginning of 2003. Management believes that the presentation of this adjusted pro

forma information will help financial statement users better and more easily compare current period underlying operating results against what the combined company performance would more likely have been in the comparable prior period. All of the adjusted pro forma amounts disclosed under the caption "Adjusted Pro Forma Amounts and Other Non-GAAP Measures" or elsewhere are non-GAAP measures, which are reconciled to the most comparable GAAP measures under that caption below. While we believe the adjusted pro forma results reasonably represent results as if the businesses had been combined for the full years 2003 and 2004, because of differences in the application of accounting policies and practices between the Company and the acquired entities, management does not believe these adjusted pro forma amounts are strictly comparable, nor are they necessarily indicative of results for future periods.

Before the AT&T Directory Acquisition, we reported our 50% share of DonTech net income as partnership income in our consolidated statement of operations. Partnership income also included revenue participation income from AT&T. Revenue participation income was based on DonTech advertising sales and was recognized when a sales contract was executed with a customer. Upon the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income, we consolidate all net profits of DonTech and we eliminated our partnership investment. Consequently, commencing on September 1, 2004, we no longer report partnership income. During 2003 and in 2004 until the AT&T Directory Acquisition, we earned revenue from pre-press publishing and other ancillary services related to the AT&T Directory Business and we continued to report partnership income from our investment in DonTech.

Relocation and Integration Charges

Our 2004 expenses include $7.3 million related to the relocation of our corporate offices to Cary, North Carolina, $2.5 million related to the acquisition and integration of the AT&T Directory Business, and $1.1 million for sales offices relocation expenses related to the SPA Acquisition.

Our 2003 expenses include severance and move-related charges of $7.3 million relating to the relocation of our corporate offices to Cary, North Carolina and $7.6 million for the consolidation of our publishing and technology operations, sales offices and administrative staff in connection with the SPA Acquisition.

GAAP Reported Results

Net Revenue

The components of our net revenue in 2004 and 2003 were as follows:

	For the Years Ended December 31,		
	2004	2003	$ Change
	(Amounts in millions)		
Gross directory advertising revenue	$589.5	$233.9	$355.6
Sales allowances	(6.5)	(2.3)	(4.2)
Net directory advertising revenue	$583.0	$231.6	$351.4
Pre-press publishing and application service fees	13.0	22.2	(9.2)
Other revenue	7.1	2.6	4.5
Total	$603.1	$256.4	$346.7

Following the AT&T Directory Acquisition, substantially all of our revenue is derived from our directory publishing business. Before the AT&T Directory Acquisition, DonTech was accounted for under the equity method. Our directory advertising revenue is earned primarily from the sale of advertising in the yellow pages directories we publish, net of sales allowances. Revenue from directory advertising sales is recognized under the deferral and amortization method, whereby revenue from advertising sales is initially deferred when the directory is published and recognized ratably over the directory's life, which is typically 12 months. Before the AT&T Directory Acquisition, we also earned pre-press publishing fees with respect to services we rendered on behalf of AT&T for the AT&T-branded directories we now publish. These fees were, and other income is, recognized when earned.

Total net revenue in 2004 was $603.1 million compared to $256.4 million in 2003. The primary increase in total net revenue in 2004 is a result of purchase accounting related to the SPA Acquisition that adversely impacted 2003 results. Due to purchase accounting, directory revenue for the year ended December 31, 2003 excluded the amortization of the publication sales for Sprint-branded directories published before February 2003 under the deferral and amortization method totaling $315.9 million that would have been reported during 2003 absent purchase accounting. Total revenue in 2004 also includes $29.1 million of net revenue from the AT&T-branded directories we published following the AT&T Directory Acquisition. While purchase accounting related to the AT&T Directory Acquisition also negatively impacted 2004 results, because that transaction closed on September 1, 2004, its impact was not as material to 2004 results as purchase accounting related to the SPA Acquisition was to 2003 results. Purchase accounting related to the AT&T Directory Acquisition will continue to adversely impact reported revenue through 2005. Additionally, we expect net revenue in 2005 to be significantly higher than in 2004 due to a full year of results from the acquired AT&T Directory Business.

Revenue from pre-press publishing and sales-related computer application services in 2004 was $13.0 million compared to $22.2 million in 2003. The decrease in pre-press publishing fees is a result of the Company no longer providing such services to AT&T following the AT&T Directory Acquisition. We now support internally the AT&T-branded directories we publish. Additionally, pre-press publishing fees in 2003 totaling $2.5 million reflect fees earned from a third party pre-press publishing contract for which we ceased providing services in the first half of 2003. There was no comparable revenue earned in 2004.

Other revenue includes late fees paid on outstanding customer balances, commissions earned on sales contracts with respect to advertising placed into other publishers' directories, sales of directories and certain other products and fees from telephone companies for publishing their information pages. The increase in other revenue is primarily due to the AT&T Directory Acquisition.

Expenses

The components of our total expenses for 2004 and 2003 were as follows:

	For the Years Ended December 31,		
	2004	2003	$ Change
	(Amounts in millions)		
Operating expenses	$263.2	$159.2	$104.0
G&A expenses	59.5	53.0	6.5
D&A expense	66.6	65.8	0.8
Total	$389.3	$278.0	$111.3

Substantially all expenses are derived from our directory publishing business. Before the AT&T Directory Acquisition, DonTech was accounted for under the equity method. We began recognizing expenses related to the AT&T Directory Business on September 1, 2004. Certain costs directly related to the selling and production of directories are initially deferred and recognized ratably over the life of the directory. These costs include sales commissions and print, paper and initial distribution costs. All of other expenses are recognized as incurred.

Operating Expenses

Total operating expenses in 2004 were $263.2 million compared to $159.2 million in 2003. The primary components of the $104.0 million increase in operating expenses in 2004, compared to 2003, were as follows:

	Change (Amounts in millions)
2003 expenses excluded from GAAP results due to SPA purchase accounting	$ 74.5
Increased 2004 sales, manufacturing and other expenses related to the acquired AT&T Directory Business	24.2
Cost uplift in 2004 from the AT&T transaction	14.2
Increased 2004 sales expenses due to improved SPA sales performance	5.4
Increased marketing and advertising expenses	3.3
Decreased 2004 publishing and information technology costs due to SPA integration actions taken in 2003	(10.0)
Difference between cost uplift in 2004 compared to 2003 from the SPA transaction	(7.6)
Total 2004 increase in operating expenses, compared to 2003	$104.0

The increase in operating expenses in 2004 is primarily a result of the same purchase accounting impacts as in 2003 related to the SPA Acquisition that precluded our reporting revenue related to SPA directories that published before February 2003. Similar to the deferral and amortization method of revenue recognition, certain costs directly related to the selling and production of our directories are initially deferred when incurred and recognized ratably over the life of a directory. Due to the elimination of SPA's deferred costs for all directories published pre-acquisition (including January 2003) as required by purchase accounting, our reported operating expenses in 2003 did not include certain expenses associated with those directories totaling approximately $74.5 million for the year ended December 31, 2003. Due to these adjustments, directory expenses for the year December 31, 2003 include only the amortization of deferred directory costs relating to directories published beginning in February 2003.

In 2004, operating expenses were also impacted by the AT&T transaction. As a result of the AT&T Directory Acquisition completed on September 1, 2004, we incurred incremental selling, manufacturing and indirect expenses of approximately $24.2 million in the last four months of 2004 to support the operations of the newly acquired business. While purchase accounting related to the AT&T Directory Acquisition also impacted 2004 results, because the transaction closed on September 1, 2004, its impact was not as material to 2004 results as purchase accounting related to the SPA Acquisition was to 2003 results.

As a result of purchase accounting required by GAAP, we recorded the deferred directory costs related to directories that were scheduled to publish subsequent to the SPA Acquisition and AT&T Directory Acquisition, at their fair value, determined as (a) the estimated billable value of the published directory less (b) the expected costs to complete the directories, plus (c) a normal profit margin. We refer to this purchase accounting entry as "cost uplift." The fair value of these costs in 2004 was determined to be $81.3 million and $14.8 million for the AT&T Directory Acquisition and the SPA Acquisition, respectively. These costs are amortized as operating expenses over the terms of the applicable directories and such amortization totaled $14.2 million in 2004 related to the AT&T Directory Acquisition. For the SPA Acquisition, we amortized $3.6 million of cost uplift in 2004. This compares to $11.2 million in 2003 related to the SPA Acquisition, or a decrease of $7.6 million in the year ended December 31, 2004.

In 2004, we also incurred approximately $5.4 million in additional selling expenses, compared to 2003, due to the improved sales results in the SPA markets. The additional expenses primarily included commissions, sales person costs, and sales management costs. In 2004, we incurred additional marketing and advertising costs of $3.3 million, compared to 2003, to support both the SPA and AT&T businesses. Advertising expense for the year ended December 31, 2004 includes $1.1 million of advertising costs that pertain to 2003.

Partially offsetting these cost increases, net publishing and information technology costs were lower by approximately $10.0 million in 2004, primarily due to the elimination of duplicate facility and associated operational costs resulting from the integration of the SPA Acquisition. The majority of these duplicative costs were eliminated in the second half of 2003.

Purchase accounting resulting from the AT&T Directory Business will continue to impact reported expenses in 2005. We expect operating expenses in 2005 to be significantly higher than in 2004 due to a full year of results from the acquired AT&T Directory Business.

General and Administrative Expenses

General and administrative ("G&A") expenses in 2004 were $59.5 million compared to $53.0 million in 2003, or an increase of $6.5 million. The primary components of the $6.5 million increase in G&A expenses in 2004, compared to 2003, were as follows:

	Change (Amounts in millions)
Increased billing, credit and collection expenses related to the acquired AT&T Directory Business	$ 3.2
Other increased 2004 G&A expenses, primarily related to the acquired AT&T Directory Business	4.0
Expenses related to Sarbanes-Oxley compliance in 2004	1.9
All other net changes to G&A expenses	1.1
Decreased G&A expenses in 2004 for relocation, severance and integration expenses related to the SPA and AT&T acquisitions and the corporate headquarters relocation	(3.7)
Total 2004 increase in G&A, compared to 2003	$ 6.5

The $6.5 million increase in G&A expenses was primary impacted by $7.2 million of incremental G&A expense to support the acquired AT&T Directory Business. This consisted of increased billing, credit and collection expenses of $3.2 million and $4.0 million of other G&A expenses, including financial services, human resources and administration services. G&A expenses were also impacted by $1.9 million of costs related to compliance with Sarbanes-Oxley initiatives for which there were no comparable expenses in 2003. These increases were offset by $3.7 million lower severance and relocation expenses associated with the SPA and AT&T Directory Acquisitions and expenses related to the relocation of the Company's corporate headquarters in 2004 compared to 2003. We recorded $7.0 million of expenses in 2004 related to the relocation of our corporate offices to Cary, North Carolina, compared to $7.3 million in 2003. In 2004, G&A expenses also included $2.5 million of acquisition and integration-related costs from the AT&T transaction. More than offsetting those increased costs, 2003 included a $7.0 million charge related to the shutdown of duplicative facilities resulting from the SPA Acquisition, compared to similar charges of only $1.1 million in 2004 related to the relocation of Sprint sales offices.

We expect G&A expenses in 2005 to be significantly higher than 2004 due to a full year of results from the acquired AT&T Directory Business.

Depreciation and Amortization

Depreciation and amortization ("D&A") in 2004 was $66.6 million compared to $65.8 million in 2003. Amortization of intangible assets was $57.3 million in 2004 compared to $49.8 million in 2003. The increase in amortization expense is due to the increase in intangible assets resulting from the AT&T Directory Acquisition. We expect amortization expense in 2005 to be significantly higher than 2004 due to a full year impact related to the intangible assets acquired in connection with the AT&T Directory Acquisition. Depreciation of fixed assets and amortization of computer software was $9.3 million in 2004 compared to $16.0 million in 2003. This decrease is primarily due to the acceleration of depreciation on certain fixed assets and computer software acquired in connection with the SPA Acquisition in 2003.

Partnership Income

In 2004 and 2003, partnership income related to our 50% share of the net income of DonTech (accounted for under the equity method) and revenue participation income from AT&T. As a sales agent for AT&T, DonTech earned commission revenue based on the annual value of local sales contracts executed during the period ("calendar sales"). We also earned revenue participation income from AT&T based on the amount of DonTech calendar sales during the period. As a result of the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income and we now consolidate all net profits in DonTech. Thus, the DonTech partnership investment was eliminated. Accordingly, commencing on September 1, 2004, we no longer report partnership income. Partnership income was $78.0 million in 2004, as compared to $114.1 million in 2003. The decrease in partnership income in 2004 is primarily a result of no longer recognizing partnership income following the AT&T Directory Acquisition.

Operating Income

As a result of the AT&T Directory Acquisition, the Company now has one operating segment. Management views and evaluates this one segment as the sole source of EBITDA and operating income for the Company and does not need to allocate resources among different segments.

Operating income for 2004 and 2003 was as follows:

	For the Years Ended December 31,		
	2004	2003	$ Change
	(Amounts in millions)		
Total	$291.7	$92.5	$199.2

Operating income in 2004 of $291.7 million increased by $199.2 million from operating income of $92.5 million in 2003. The increase was due primarily to the effects of the SPA Acquisition and related purchase accounting on our revenues and expenses, as described above. Net revenue in 2003 of $256.4 primarily resulting from the SPA Acquisition, was more than offset by the operating expenses in 2003 of $278.0 million, also primarily as a result of the SPA Acquisition. The primary reason that our costs relating to the acquired SPA Business increased more than our revenue in 2003 is because while all directory advertising revenue is deferred under our deferral and amortization method, only a portion of total costs related to publication of the directories are deferred under the deferral and amortization method. Therefore, under purchase accounting, when the entire balance of deferred revenue and deferred directory costs were eliminated at the time of the SPA Acquisition, it had a disproportionately higher impact on revenue than on expenses. Accordingly, after the adjustments required by purchase accounting, operating expenses in 2003 were disproportionately higher than the related revenue. If the effects of purchase accounting were eliminated, adjusted operating income in 2003 would have been substantially higher and relatively proportional to 2003 net revenues. See "Adjusted Pro Forma Amounts and Other Non-GAAP Measures" below. Additionally, for the reasons described above, partnership income decreased by $36.1 million in 2004.

While purchase accounting related to the AT&T Directory Acquisition also negatively impacted 2004 results, because that transaction closed on September 1, 2004, its impact was not as material to 2004 results as purchase accounting related to the SPA Acquisition was to 2003 results. Purchase accounting from the AT&T Directory Acquisition will continue to adversely impact reported results through 2005. Additionally, we expect operating income to be significantly higher in 2005 than in 2004 due to a full year of results from the acquired AT&T Directory Business.

Interest Expense, Net

Net interest expense in 2004 was $175.5 million compared to $180.0 million in 2003. The decrease in net interest expense of $4.5 million is a result of lower outstanding debt balances in the first eight months of 2004 combined with lower interest rates in most of 2004 than in 2003. This was partially offset by the substantial increase in debt incurred in connection with the AT&T Directory Acquisition on September 1, 2004. The impact of interest expense associated with the additional borrowings used to finance the AT&T Directory

Acquisition is expected to be greater in 2005 due to the impact of such additional borrowings for the entire period. Interest expense in 2004 also includes a $1.2 million charge resulting from the redemption in 2004 of the remaining 9.125% Senior Subordinated Notes due 2008. See "Liquidity and Capital Resources" for a further description of our debt obligations and the provisions of the related debt instruments. Net interest expense for 2004 includes $13.6 million of non-cash amortization of deferred financing costs, compared to $15.0 million of non-cash amortization of deferred financing costs in 2003.

Other Income (Expense), Net

In December 2002, a charge of $1.5 million was recorded to reclassify to earnings the cumulative change in the fair value of a swap that was previously recognized in accumulated other comprehensive loss on the balance sheet, due to the loss of hedge accounting treatment. In 2003, we recognized a corresponding gain of $1.5 million as the swap matured in June 2003. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" for additional information about our interest rate swap agreements.

Provision (Benefit) for Income Taxes

The 2004 provision for income taxes of $45.9 million was comprised of a current tax benefit of $25.6 million and a deferred tax provision of $71.5 million. The 2004 current tax benefit was based on an effective tax rate of 39.5% and net operating losses of approximately $72.4 million related to tax deductions in connection with the SPA Acquisition and the AT&T Directory Acquisition. The 2004 deferred tax provision of $71.5 million was primarily related to the difference in amortization expense recorded for tax purposes compared to book purposes with respect to the intangible assets acquired in connection with the SPA Acquisition and the AT&T Directory Acquisition. The federal net operating loss carryforward of approximately $73.4 million will begin to expire in 2023, and the state net operating loss carryforwards of approximately $249.0 million will begin to expire in 2008.

The 2003 tax benefit of $36.0 million was comprised of a current tax provision $4.2 million and a deferred tax benefit of $40.2 million. The 2003 tax benefit of $36.0 million was based on an effective tax rate of 41.8% and net operating losses of approximately $176.0 million related to tax deductions in connection with the SPA Acquisition. The 2003 deferred tax benefit was primarily related to the tax benefit recognized with respect to a tax net operating loss generated in 2003 partially offset by a deferred tax provision related to the difference in amortization recorded for tax purposes compared to book purposes with respect to intangible assets acquired in connection with the SPA Acquisition.

Net Income (Loss), Income (Loss) Available to Common Shareholders and Earnings (Loss) Per Share

Net income in 2004 was $70.3 million compared to net loss of $50.0 million in 2003. The results for 2003 were adversely affected by purchase accounting that precluded us from recognizing deferred revenue and certain expenses associated with those directories published prior to the SPA Acquisition, including all January 2003 published directories. While purchase accounting related to the AT&T Directory Acquisition also negatively impacted 2004 results, because that transaction closed on September 1, 2004, its impact was not as material to 2004 results as purchase accounting related to the SPA Acquisition was to 2003 results. Purchase accounting from the AT&T Directory Acquisition will continue to adversely impact reported results through 2005.

The dividend on our 8% Preferred Stock reduces net income or increases net loss, resulting in income (loss) available to common shareholders from which earnings (loss) per share amounts are calculated. The amount of the Preferred Stock dividend includes the stated 8% dividend, plus a deemed dividend for a BCF. The BCF is a function of the conversion price of the Preferred Stock, the fair value of the related warrants issued with the Preferred Stock and the fair market value of the underlying common stock on the date of issuance of the Preferred Stock. In connection with the issuance of our Preferred Stock and each subsequent quarterly accrued dividend, a BCF has been recorded because the fair value of the underlying common stock at the time of issuance of the Preferred Stock was greater than the conversion price of the Preferred Stock. The full amount of the BCF is treated as a deemed dividend because the Preferred Stock was convertible into common stock immediately after issuance in January 2003. The Preferred Stock dividend in 2004 and 2003 of

$21.8 million and $58.4 million, respectively, consisted of the stated 8% dividend of $17.9 million and $16.5 million, respectively, and a BCF of $3.9 million and $41.9 million, respectively. The BCF recorded in 2003 was more significant than BCF amounts recorded in subsequent periods, reflecting the issuance of the Preferred Stock and related warrants in January 2003. The resulting income (loss) available to common shareholders was $48.5 million in 2004 as compared to $(108.4) million in 2003.

In March 2004, the EITF reached a final consensus on EITF Issue No. 03-6, *Participating Securities and the Two — Class Method under FASB Statement 128* ("EITF 03-6"), which established standards regarding the computation of EPS by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF 03-6 was effective for interim periods ending June 30, 2004 for calendar year companies. We adopted the provisions of EITF 03-6 during the first quarter of 2004. EITF 03-6 requires earnings available to common shareholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. Basic EPS is then calculated by dividing income (loss) allocable to common shareholders by the weighted average number of shares outstanding. EITF 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock; therefore, the following EPS amounts only pertain to our common stock.

Under the guidance of EITF 03-6, diluted EPS are calculated by dividing income (loss) allocable to common shareholders by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options and warrants, the dilutive effect of which is calculated using the treasury stock method, and Preferred Stock, the dilutive effect of which is calculated using the if-converted method. The calculation of basic and diluted EPS for the years ended December 31, 2004 and 2003 are presented below.

	For the Years Ended December 31,	
	2004	2003
Basic EPS — Two-Class Method		
Income (loss) available to common shareholders	$48,521	$(108,350)
Amount allocable to common shareholders(1)	77%	100%
Income (loss) allocable to common shareholders	37,361	(108,350)
Weighted average common shares outstanding	31,268	30,683
Basic earnings (loss) per share — two-class method(3)	$ 1.19	$ (3.53)
Diluted EPS		
Income (loss) available to common shareholders	$48,521	$(108,350)
Amount allocable to common shares(1)	77%	100%
Income (loss) allocable to common shareholders	37,361	(108,350)
Weighted average common shares outstanding	31,268	30,683
Dilutive effect of stock options(2)	1,348	—
Dilutive effect of Preferred Stock assuming conversion(2)	—	—
Weighted average diluted shares outstanding	32,616	30,683
Diluted earnings (loss) per share	$ 1.15	$ (3.53)

(1) 31,268 / (31,268 + 9,483) for the year ended December 31, 2004. In computing basic EPS using the two-class method, we have not allocated the loss available to common shareholders in the year ended December 31, 2003 between common and preferred shareholders since the preferred shareholders do not have a contractual obligation to share in the net loss.

(2) 934 stock options in 2003 and the assumed conversion of the Preferred Stock into 9,767 and 9,023 shares of our common stock in 2004 and 2003, respectively, were anti-dilutive and therefore are not included in the calculation of diluted EPS.

Adjusted Pro Forma Amounts and Other Non-GAAP Measures

As a result of the AT&T Directory Acquisition and the SPA Acquisition, the related financings and associated purchase accounting, our 2004 reported GAAP results are not comparable to our 2003 reported GAAP results. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing directory revenue and certain expenses associated with directories that published prior to each acquisition, including all directories published in the month each acquisition was completed. Thus, our reported 2004 and 2003 GAAP results are not indicative of our underlying operating and financial performance. Accordingly, management is presenting adjusted pro forma information that, among other things, eliminates the purchase accounting impact on revenue and expenses for each acquisition and assumes the AT&T Directory Acquisition and related financing occurred at the beginning of 2003. Management believes that the presentation of this adjusted pro forma information will help financial statement users better and more easily compare current period underlying operating results against what the combined company performance would more likely have been in the comparable prior period. All of the adjusted pro forma amounts disclosed below or elsewhere are non-GAAP measures, which are reconciled to the most comparable GAAP measures below. While we believe the adjusted pro forma results reasonably represent results as if the businesses had been combined for the full years 2003 and 2004, because of differences in the application of accounting policies and practices between the Company and the acquired entities, management does not believe these adjusted pro forma amounts are strictly comparable, nor are they necessarily indicative of results for future periods.

	Twelve Months Ended December 31, 2004			
		Adjustments		
	Reported GAAP	AT&T Directory Acquisition	SPA Acquisition	Adjusted Pro Forma
		(Amounts in millions)		
Net revenue	$603.1	$429.7(1)	$ 1.1(5)	$1,033.9
Expenses, other than depreciation and amortization	322.8	98.0(2)	(3.6)(6)	417.2
Depreciation and amortization	66.6	18.8(3)	—	85.4
Partnership income	78.0	(78.0)(4)	—	—
Operating income	$291.7	$234.9	$ 4.7	$ 531.3

	Twelve Months Ended December 31, 2003			
		Adjustments		
	Reported GAAP	AT&T Directory Acquisition	SPA Acquisition	Adjusted Pro Forma
		(Amount in millions)		
Net revenue	$256.4	$ 460.5(1)	$315.9(5)	$1,032.8
Expenses, other than depreciation and amortization	212.2	157.1(2)	63.3(6)	432.6
Depreciation and amortization	65.8	29.6(3)	—	95.4
Partnership income	114.1	(114.1)(4)	—	—
Operating income	$ 92.5	$ 159.7	$252.6	$ 504.8

(1) Represents revenue for AT&T-branded directories that published prior to the AT&T Directory Acquisition, plus all September 2004 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

(2) Represents (a) expenses for AT&T-branded directories that published prior to the AT&T Directory Acquisition, plus all September 2004 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP, (b) DonTech's selling and operational expenses prior to September 1, 2004, which were eliminated in consolidation upon the AT&T Directory

Acquisition, and (c) certain differences in the application of accounting policies and practices between RHD and the acquired entities. Additionally, as a result of purchase accounting, we recorded the deferred directory costs related to directories that were scheduled to publish subsequent to the AT&T Directory Acquisition at their fair value. The impact of such costs has also been removed.

(3) Represents the additional depreciation and amortization expense related to the tangible and identifiable intangible assets acquired in the AT&T Directory Acquisition over their estimated useful lives.

(4) Represents the elimination of equity accounting used to account for RHD's 50% ownership in DonTech and the revenue participation income from AT&T recognized prior to the AT&T Directory Acquisition.

(5) Represents revenue for Sprint-branded directories that published prior to the SPA Acquisition, plus all January 2003 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

(6) Represents expenses for Sprint-branded directories that published prior to the SPA Acquisition, plus all January 2003 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP. Also includes the effect of differences in the application of accounting policies and practices between legacy SPA and the Company. Additionally, as a result of purchase accounting, we recorded the deferred directory costs related to directories that were scheduled to publish subsequent to the SPA Acquisition at their fair value. The impact of such costs has also been removed.

2004 Adjusted Pro Forma Revenue Compared to 2003 Adjusted Pro Forma Revenue

The components of 2004 adjusted pro forma revenue and 2003 adjusted pro forma revenue are as follows:

2004

	Reported GAAP	AT&T Directory Acquisition	SPA Acquisition	Adjusted Pro Forma
Gross directory advertising revenue	$589.5	$437.6(1)	$1.1(4)	$1,028.2
Sales claims and allowances	(6.5)	(1.1)(1)	—	(7.6)
Net directory advertising revenue	583.0	436.5	1.1	1,020.6
Pre-press publishing fees	13.0	(13.0)(2)	—	—
Other revenue	7.1	6.2(3)	—	13.3
Net revenue	$603.1	$429.7	$1.1	$1,033.9

2003

	Reported GAAP	AT&T Directory Acquisition	SPA Acquisition	Adjusted Pro Forma
Gross directory advertising revenue	$233.9	$480.1(1)	$319.4(4)	$1,033.4
Sales claims and allowances	(2.3)	(4.2)(1)	(3.5)(4)	(10.0)
Net directory advertising revenue	231.6	475.9	315.9	1,023.4
Pre-press publishing fees	22.2	(22.2)(2)	—	—
Other revenue	2.6	6.8(3)	—	9.4
Net revenue	$256.4	$460.5	$315.9	$1,032.8

(1) Represents gross revenue and sales claims and allowances for directories that published prior to the AT&T-branded Directory Acquisition, plus all September 2004 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

(2) Represents the elimination of pre-press publishing fees reported prior to the AT&T Directory Acquisition, which were eliminated in consolidation upon the AT&T Directory Acquisition.

(3) Represents other revenue, primarily consisting of commissions earned on sales contracts published into other publishers' directories and other yellow pages Internet-based advertising and other product revenue recognized as earned.

(4) Represents gross revenue and sales claims and allowances for Sprint-branded directories that published prior to the SPA Acquisition, plus all January 2003 published directories, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

Total adjusted pro forma net revenue in 2004 was $1,033.9 million, an increase of $1.1 million or 0.1% from adjusted pro forma net revenue of $1,032.8 million in 2003. Under the deferral and amortization method of revenue recognition, revenue from directory advertising sales is initially deferred when a directory is published and recognized ratably over the life of the directory, which is typically 12 months. The modest decrease in adjusted gross directory advertising revenue is a result of higher revenue from Sprint directories, particularly in Nevada and Florida, offset by a decline in revenue from the AT&T directories due to the past declines in publication sales amortizing to revenue in current periods. Due to the deferral and amortization method, from the billable value of published directories are amortized to revenue over the life of the directory, which delays recognition of publication sales as recorded revenue on a GAAP basis. The reduction in sales claims and allowances is primarily the result of a $2.0 million favorable reduction of claims allowances recognized by AT&T prior to the AT&T Directory Acquisition due to improved experience.

2004 Adjusted Pro Forma Expenses and Operating Income Compared to 2003 Adjusted Pro Forma Expenses and Operating Income

For the year ended December 31, 2004, adjusted pro forma operating and G&A expenses decreased by $15.4 million, or 3.6%, to $417.2 million from adjusted pro forma operating and G&A expenses of $432.6 million in 2003. The primary components of the $15.4 million decrease in adjusted pro forma expenses in 2004 compared to 2003 were as follows:

	Change (Amounts in millions)
Favorable adjustments of 2004 bad debt expense for AT&T-branded directories compared to 2003	$(10.0)
Favorable adjustments of 2004 bad debt expense for Sprint-branded directories compared to 2003	(2.1)
Decreased 2004 publishing and information technology costs due to SPA integration actions taken in 2003	(10.0)
Allocations of corporate expenses by AT&T included in 2003 adjusted pro forma expenses, but not included in 2004 adjusted pro forma expenses due to the AT&T Directory Acquisition	(8.4)
Decreased G&A expenses in 2004 for relocation, severance and integration expenses related to the SPA and AT&T acquisitions and the corporate headquarters relocation	(3.7)
Decreased print and paper costs in 2004 for AT&T-branded directories compared to 2003	(1.9)
Net impact on 2003 adjusted pro forma expenses of the elimination of sales agency expense	13.4
Increased 2004 adjusted pro forma sales expenses due to improved SPA sales performance	5.4
Increased expenses related to Sarbanes-Oxley compliance in 2004	1.9
Total 2004 decrease in adjusted pro forma expenses, compared to 2003, excluding depreciation and amortization	$(15.4)

Adjusted pro forma bad debt expense was $12.1 million lower than in 2003 due primarily to improved collections experience relating to the AT&T-branded directories of $10.0 million combined with $2.1 million of additional favorable adjustments to Sprint-branded directories, when compared to 2003. Publishing and

information technology costs were $10.0 million lower in 2004 primarily due to the elimination of duplicate facilities and associated operational costs in 2003 resulting from the integration of the SPA Acquisition. Additionally, in 2003 the AT&T Directory Business recorded $8.4 million of allocations for corporate-related administration costs that are not included in 2004 expenses due to the AT&T Directory Acquisition. Print and paper costs for AT&T-branded directories were $1.9 million lower in 2004, compared to 2003, due to lower print volumes.

Adjusted pro forma expenses for relocation, severance and integration costs were $3.7 million lower in 2004 compared to 2003. Adjusted pro forma expenses in 2004 included $7.0 million related to the relocation of our corporate offices to Cary, North Carolina, compared to $7.3 million in 2003. 2004 adjusted pro forma expenses also included $2.5 million of acquisition and integration-related costs from the AT&T transaction. More than offsetting those increased costs, 2003 adjusted pro forma expenses included a $7.0 million charge related to the shutdown of duplicative facilities that resulted from the SPA Acquisition, compared to similar charges of only $1.1 million in 2004 related to the relocation of Sprint sales offices.

Offsetting these lower 2004 expenses is a $13.4 million adjustment resulting in lower operating expense in 2003, compared to 2004, due to the elimination in our consolidated adjusted pro forma results of sales agency expense paid by AT&T that DonTech recorded as revenue. AT&T deferred this expense and recognized it over the life of the publications to which it related. DonTech recorded the revenue as period revenue. The resulting timing difference is due to different accounting treatment between AT&T and DonTech and resulted in a net reduction of 2003 operating expense of $13.4 million to eliminate the sales agency expense from pro forma adjusted expenses. Additionally, 2004 adjusted pro forma sales expenses were $5.4 million higher than 2003, primarily due to better sales performance of the Sprint directories in certain larger markets. Sarbanes-Oxley compliance during 2004 also resulted in approximately $1.9 million of expenses, with no corresponding expense in 2003.

We expect adjusted operating and G&A expenses to be higher in 2005 than adjusted pro forma operating and G&A expenses in 2004 due to increased investments in online directories and other digital initiatives and increased advertising and promotional activities in Illinois.

Adjusted pro forma D&A in 2004 was $85.4 million compared to $95.4 million in 2003. Depreciation of fixed assets and amortization of computer software was lower in 2004 by $6.6 million due to the acceleration of depreciation on certain fixed assets and computer software acquired in connection with the SPA Acquisition in 2003.

Adjusted pro forma operating income in 2004 was $531.3 million, an increase of $26.5 million or 5.2% from adjusted pro forma operating income in 2003 of $504.8 million, reflecting the above expense decreases.

Advertising Sales — Publication Sales

Management reviews and evaluates the value of advertising sales in directories that published during the period ("publication sales") as its primary sales performance measure. Management believes that a comparison of publication sales for the same directories from one period to the next gives a better indication of underlying sales trends, economic conditions and business confidence than a comparison of directory revenue recognized using the deferral and amortization method. Because we recognize directory revenue ratably over the life of a directory under the deferral and amortization, the amount of revenue recognized during a period is not directly related to the sales trends, economic conditions and business confidence during that period. Publication sales are similar to a "same-store" sales measure. If events occur during the current period that affect the comparability of publication sales to the prior year period, such as changes in directory publication dates, then prior year publication sales amounts are adjusted to conform to the current period presentation.

Publication sales from Sprint-branded directories in 2004 were $567.2 million, up $14.7 million or 2.7% from publication sales of $552.5 million in 2003. Publication sales from AT&T-branded directories in 2004 were $463.2 million, down 2.1% from publication sales of $473.1 million in 2003. The increase in Sprint-branded publication sales resulted from higher recurring advertising in our major Sprint markets for directories published in 2004. These results were partially offset by weaker performance in certain smaller Sprint markets.

The decrease in AT&T-branded publication sales resulted from continued softness in the Chicago area economy and less-than-optimal execution and investment in the AT&T Directory Business as a result of the DonTech structure prior to the AT&T Directory Acquisition. Due to the timing of the sales campaign cycles that determine publication sales, substantially all 2004 AT&T-branded publication sales, and a substantial portion of first quarter 2005 AT&T-branded publication sales, were completed prior to the AT&T Directory Acquisition. Publication sales are a non-GAAP measure for which the most comparable GAAP measure is net revenue. A reconciliation of publication sales to net revenue reported in accordance with GAAP is presented below:

	For the Years Ended December 31,	
	2004	2003
	(Amounts in millions)	
Publication sales — Sprint-branded directories	$ 567.2	$ 552.5
Publication sales — Sprint-branded directories — percentage change over prior year	2.7%	
Adjustments for changes in directory publication date(s)		(4.3)
Publication sales previously disclosed		548.2
Publication sales — AT&T-branded directories	463.2	473.1
Publication sales — AT&T-branded directories — percentage change over prior year	(2.1%)	
Less pre-acquisition publication sales for Sprint-branded directories not recognized as revenue in the current period due to purchase accounting		(102.4)
Less pre-acquisition publication sales for AT&T-branded directories not recognized as revenue in current period due to purchase accounting	(277.3)	(473.1)
Less current period publication sales for Sprint-branded directories not recognized as revenue in current period due to the deferral method of accounting	(221.0)	(214.2)
Less current period publication sales for AT&T-branded directories not recognized as revenue in current period due to the deferral method of accounting	(158.4)	—
Plus net revenue reported in the period for publication sales from prior periods	209.3	—
Net directory advertising revenue on above publication sales	583.0	231.6
Pre-press publishing revenue	13.0	22.2
Other revenue	7.1	2.6
Net revenue — GAAP	$ 603.1	$ 256.4

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2005, our Credit Facility consists of a $313.4 million Term Loan A-2, a $116.0 million Term Loan A-3, a $1,429.5 million Term Loan D, a $350.0 million Term Loan D-1 and a $175.0 million Revolving Credit Facility (the "Revolver") for an aggregate Credit Facility of $2,383.9 million. All Term Loans require quarterly principal and interest payments. The Credit Facility provides for a new Term Loan C for potential borrowings up to $400 million, such proceeds, if borrowed, to be used to fund acquisitions and for retirement of Notes (defined below). As of December 31, 2005, the outstanding balances of Term Loans A-2, A-3, D and D-1 were $284.6 million, $105.5 million, $1,425.8 million and $350.0 million, respectively and $5.0 million was outstanding under the Revolver. The Revolver, Term Loan A-2 and Term Loan A-3 mature in December 2009 and Term Loans D and D-1 mature in June 2011. The weighted average interest rate of outstanding debt under the Credit facility was 6.21% and 4.32% at December 31, 2005 and 2004, respectively. The increase in the weighted average interest rate primarily reflects the increase in the LIBOR rate during 2005.

As of December 31, 2005, our restated Credit Facility bears interest, at our option, at either:

- The higher of (i) a base rate as determined by the Administrative Agent, Deutsche Bank Trust Company Americas, plus a 1.00% margin on the Revolver and Term Loan A-2 and a 0.75% margin on Term Loan A-3, Term Loan D and Term Loan D-1; and (ii) the Federal Funds Effective Rate (as defined) plus 0.50%, plus a 1.00% margin on the Revolver and Term Loan A-2 and a 0.75% margin on Term Loan A-3, Term Loan D and Term Loan D-1; or
- LIBOR rate plus a 2.00% margin on the Revolver and Term Loan A-2, 1.75% margin on Term Loan A-3 and Term Loan D, and a 1.50% margin on Term Loan D-1. We may elect interest periods of 1, 2, 3, 6, 9 or 12 months for LIBOR borrowings.

The Credit Facility and the indentures governing the Notes (defined below) contain usual and customary negative covenants that, among other things, place limitations on our ability to (i) incur additional indebtedness, including capital leases and liens; (ii) pay dividends and repurchase our capital stock; (iii) enter into mergers, consolidations, acquisitions, asset dispositions and sale-leaseback transactions; (iv) make capital expenditures; (v) issue capital stock of our subsidiaries; and (vi) engage in transactions with our affiliates. The Credit Facility also contains financial covenants relating to maximum consolidated leverage, minimum interest coverage and maximum senior secured leverage as defined therein. Substantially all of our assets, including the capital stock of our subsidiaries, are pledged to collateralize our obligation under the Credit Facility and Senior Notes (defined below).

The effective interest rate on total outstanding debt, including the interest rate swaps, during the twelve months ended December 31, 2005 was 6.77%.

On September 1, 2004, in connection with the AT&T Directory Acquisition, we amended and restated our Credit Facility, which consisted of a $700 million Term Loan A-2, a $1,650 million Term Loan B-2 and a $175 million Revolver for an aggregate facility of $2,525 million.

On December 6, 2004, we amended our restated Credit Facility to accomplish the following objectives:

- obtain more favorable pricing on our variable rate debt;
- provide for a new Term Loan A-3 and a new Term Loan D, both replacing the Term Loan B-2;
- adjust non-financial covenants to make them less restrictive for corporate operating flexibility and;
- obtain consent to carve out designated additional debt from required mandatory prepayments.

On December 13, 2005, we amended our Credit Facility to accomplish the following objectives:

- provide for a new $350 million Term Loan D-1 to fund the repurchase of the 8.875% Senior Notes due 2010 and pay transaction and prepayment costs;
- adjust non-financial covenants to make them less restrictive for corporate operating flexibility and;

• obtain consent for the Dex Media Merger and GS Repurchase.

In connection with the SPA Acquisition, we issued $325 million 8.875% Senior Notes due 2010 ("Senior Notes") and $600 million 10.875% Senior Subordinated Notes due 2012 ("Subordinated Notes" and collectively with the Senior Notes, the "Notes"). Interest is paid on these Notes semi-annually on June 15 and December 15. On December 20, 2005, we repurchased through a tender offer and exit consent solicitation $317.1 million of the Senior Notes. We are considering, among other alternatives, redemption of the remaining $7.9 million Senior Notes in 2006. Proceeds from the Term Loan D-1 under our Credit Facility of $350 million were used to fund the repurchase, fund a call premium of $25.3 million and pay transaction costs. The partial repurchase of the Senior Notes has been accounted for as an extinguishment of debt and $32.7 million has been recorded as interest expense for the year ended December 31, 2005, consisting of the $25.3 million call premium and write-off of $7.4 million of unamortized deferred financing costs.

In a series of transactions related to the SPA Acquisition in November 2002 and January 2003, we issued through a private placement 200,604 shares of Preferred Stock and warrants to purchase 1,650,000 shares of our common stock to the GS Funds for gross proceeds of $200 million. Exercise prices related to the warrants range between $26.28 and $28.62, which are exercisable at any time during a five-year term.

The Preferred Stock, and any accrued and unpaid dividends, were convertible by the GS Funds into common stock at any time after issuance at a price of $24.05 per share and earned a cumulative dividend of 8% compounded quarterly. We could not pay cash dividends on the Preferred Stock through September 30, 2005, during which time the dividend accreted. As of December 31, 2005, no Preferred Stock dividends have been paid in cash to the GS Funds by the Company. On January 14, 2005, we repurchased 100,303 shares of our Preferred Stock from the GS Funds for $277.2 million in cash. In order to fund this repurchase, pay transaction costs and repay debt associated with our Credit Facility, on January 14, 2005, we issued $300 million of 6.875% Senior Notes ("Holdco Notes"). Interest is payable on the Holdco Notes semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2005. The Holdco Notes are unsecured obligations of the Company and mature on January 15, 2013. In connection with the issuance of the Holdco Notes, we completed an exchange offer in June 2005.

On January 27, 2006 we repurchased the remaining 100,301 shares of our outstanding Preferred Stock from the GS Funds for $336.1 million in cash including accrued cash dividends and interest (the "GS Repurchase") pursuant to the terms of the Stock Purchase and Support Agreement dated October 3, 2005.

In order to fund the cash portion of the Dex Media Merger, the GS Repurchase and to address other general corporate needs including the payment of fees and expenses, on January 27, 2006, we issued $365 million aggregate principal amount at maturity ($332.1 million gross proceeds) of 6.875% Series A-1 Senior Discount Notes due January 15, 2013, $660 million aggregate principal amount at maturity ($600.5 million gross proceeds) of 6.875% Series A-2 Senior Discount Notes due January 15, 2013 and $1,210 million principal amount of 8.875% Series A-3 Senior Notes due January 15, 2016. Interest is payable semi-annually on the Series A-1 and A-2 Senior Discount Notes and the Series A-3 Senior Notes.

The sources and uses of funds in connection with the Dex Media Merger and the GS Repurchase are summarized as follows:

	(Dollars in thousands)
Sources:	
New RHD Series A-1 Senior Discount Notes due 2013	$ 332,081
New RHD Series A-2 Senior Discount Notes due 2013	600,475
New RHD Series A-3 Senior Notes due 2016	1,210,000
Amended Dex Media West credit facility	453,000
Short-term interest income on Series A-2 Senior Discount Notes and Series A-3 Senior Notes(1)	836
Cash from balance sheet(2)	9,487
Total sources	$2,605,879
Uses:	
Cash portion of the Dex Media Merger consideration	$1,861,111
GS Repurchase	336,122
Refinance Dex Media West 5.875% Senior notes due November 2011	300,000
Fees and expenses(3)	108,646
Total uses	$2,605,879

(1) Represents short-term interest income on the Series A-2 Senior Discount Notes and Series A-3 Senior Notes from January 27, 2006 (the issuance date of the notes) through January 31, 2006 (the closing of the Dex Media Merger).

(2) We used cash on hand of $9.5 million to fund a portion of (1) the Dex Media Merger and related financings and (2) the GS Repurchase and related financings.

(3) Includes fees and expenses relating to (1) the Dex Media Merger and related financings and (2) the GS Repurchase and related financings.

Following the Dex Media Merger, Dex Media is a wholly owned subsidiary of RHD. Our primary source of liquidity will continue to be cash flow generated from operations as well as available borrowing capacity under our Revolver and the Dex Media Revolvers associated with Dex Media's credit facilities. We expect that our primary liquidity requirements will be to fund operations and for debt service on our indebtedness, including Dex Media's and its subsidiaries' indebtedness. Our ability to meet our debt service requirements will be dependent on our ability to generate sufficient cash from operations and make additional borrowings under the combined company's credit facilities. Our primary sources of cash flow will consist mainly of cash receipts from the sale of advertising in our yellow pages directories and can be impacted by, among other factors, general economic conditions, competition from other yellow pages directory publishers and other alternative products, consumer confidence and the level of demand for yellow pages advertising. We believe that cash flows from operations, along with borrowing capacity under our Revolver and Dex Media's Revolvers, will be adequate to fund our operations and capital expenditures and to meet our debt service requirements for at least the next 12 to 24 months. However, we make no assurances that our business will generate sufficient cash flow from operations or that sufficient borrowing will be available under our Revolver and Dex Media's Revolvers or Term Loan C to enable us to fund our operations, capital expenditures and meet all debt service requirements, pursue all of our strategic initiatives, or for other purposes.

As a result of the Dex Media Merger and in accordance with SFAS No. 141, *Business Combinations* ("SFAS No. 141"), we are required to record Dex Media's consolidated outstanding debt at its fair value. The

following table illustrates the book value and fair value of Dex Media's consolidated outstanding debt as of January 31, 2006:

	Book Value at January 31, 2006	Fair Value at January 31, 2006	Fair Value Adjustment
Dex Media Credit Facilities	$2,100.1	$2,100.1	$ —
Dex Media Inc. 8% Senior Notes	500.0	512.5	12.5
Dex Media Inc. 9% Senior Discount Notes	598.8	629.3	30.5
Dex Media East 9.875% Senior Notes	450.0	484.3	34.3
Dex Media East 12.125% Senior Subordinated Notes	341.3	395.9	54.6
Dex Media West 8.5% Senior Notes	385.0	407.1	22.1
Dex Media West 5.875% Senior Notes	300.0	302.6	2.6
Dex Media West 9.875% Senior Subordinated Notes	761.8	840.8	79.0
Total Consolidated Outstanding Debt at January 31, 2006	$5,437.0	$5,672.6	$235.6

Primarily as a result of our business combinations and Preferred Stock repurchase transactions we have a significant amount of debt service. Aggregate outstanding debt as of December 31, 2005 and January 31, 2006 was $3,078.8 million and $10,889.1 million (including fair value adjustments required by purchase accounting of $235.6 million), respectively. The completion of the Dex Media Merger triggered change of control offers on all of the Dex Media outstanding notes, requiring us to make offers to repurchase the notes. As of March 1, 2006, $291.3 million of the 5.875% Senior Notes, $0.3 million of the 9.875% Dex West Senior Subordinated Notes, $0.1 million of the 9.875% Dex Media East Senior Notes and $0.2 million of the 9% Dex Media Inc. Senior Discount Notes were tendered in the applicable change of control offer and repurchased by us.

During the twelve months ended December 31, 2005, we made scheduled principal payments of $115.2 million and prepaid an additional $230.0 million in principal under our Credit Facility. Additionally, we made revolver payments of $304.2 million offset by revolver borrowings of $268.0 million under our Credit Facility. For the year ended December 31, 2005, we made aggregate cash interest payments of $206.7 million. At December 31, 2005, we had $7.8 million of cash and cash equivalents before checks not yet presented for payment of $7.5 million, and available borrowings under the Revolver of $170.0 million. During 2005, we periodically utilized the Revolver as a financing resource to balance the timing of our periodic and accelerated payments made under the Credit Facility and interest payments on the Senior Notes and Senior Subordinated Notes with the timing of cash receipts from operations. We may use our Revolver and Dex Media's Revolvers in a similar fashion in 2006. Our present intention is to repay borrowings under all Revolvers in a timely manner and keep any outstanding amounts to a minimum.

Cash flow provided by operating activities was $392.1 million for the year ended December 31, 2005. Key contributors to operating cash flow in 2005 include the following:

- $67.5 million in net income.
- $202.4 million of net non-cash charges reflecting a source of cash, primarily consisting of $85.1 million of depreciation and amortization, $30.0 million in bad debt provision, $32.7 million loss on extinguishment of debt, $43.2 million in deferred taxes and $11.4 million in other non-cash charges.
- $50.2 million net source of cash from an $82.0 million increase in deferred directory revenue offset by an increase in accounts receivable of $31.8 million. We analyze the change in deferred revenue and accounts receivable together because when a directory is published, the annual billing value of that directory is initially deferred and unbilled accounts receivable are established. Each month thereafter, typically one-twelfth of the billing value is recognized as revenue and billed to customers.
- $52.5 million net source of cash from a decrease in other assets, reflecting a net decrease in deferred directory costs of $48.8 million, consisting of an increase in deferred directory costs of $16.2 million offset by $65.0 million in amortization of deferred directory costs relating to directories that were

scheduled to publish subsequent to the AT&T Directory Acquisition, and a $3.7 million decrease in other current and non-current assets. Deferred directory costs represent cash payments for certain costs associated with the publication of directories. Since deferred directory costs are initially deferred when incurred, the cash payments are made prior to the expense being recognized.

- $19.5 million net source of cash from an increase in accounts payable and accrued liabilities, primarily reflecting a $10.6 million increase in accrued interest payable on outstanding debt, a $9.2 million increase in accounts payable and an increase in other non-current liabilities of $3.2 million, offset by a $3.5 million decrease in other accrued liabilities.

Cash used in investing activities for the year ended December 31, 2005 was $38.1 million and includes the following:

- $31.6 million used to purchase fixed assets, primarily computer equipment and software.
- $6.5 million in cash payments for fees associated with the Dex Media Merger.

Cash used in financing activities for the year ended December 31, 2005 was $357.0 million and includes the following:

- $877.6 million in net borrowings, consisting of $300 million of the 6.875% Holdco Notes used to finance the January 2005 repurchase of 100,303 shares of the outstanding Preferred Stock, $350 million under the Credit Facility's Term Loan D-1 used to fund the tender offer and exit solicitation of the 8.875% Senior Notes and $268.0 million in borrowings under the Revolver associated with our Credit Facility, net of transaction costs and call premium payments of $40.4 million.
- $649.4 million in principal payments on debt borrowed under the Credit Facility. Of this amount, $115.2 million represents scheduled principal payments, $230.0 million represents principal payments made on an accelerated basis, at our option, from excess cash flow generated from operations, and $304.2 million represents principal payments on the Revolver.
- $317.1 million to fund the tender offer and exit solicitation of the 8.875% Senior Notes.
- $277.2 million used to repurchase 100,303 shares of the outstanding Preferred Stock in January 2005.
- $7.4 million in proceeds from the exercise of employee stock options.
- $1.7 million in the increased value of checks not yet presented for payment.

Cash flow provided by operating activities was $406.3 million for the year ended December 31, 2004. Key contributors to operating cash flow in 2004 include the following:

- $70.3 million in net income.
- $169.9 million of net non-cash charges primarily consisting of $66.6 million of depreciation and amortization, $14.9 million in bad debt provision, $16.9 million in other non-cash charges and $71.5 million in deferred taxes.
- $113.1 million net source of cash from a $164.9 million increase in deferred directory revenue offset by an increase in accounts receivable of $51.8 million. We analyze the change in deferred revenue and accounts receivable together because when a directory is published, the annual billing value of that directory is initially deferred and unbilled accounts receivable are established. Each month thereafter, typically one-twelfth of the billing value is recognized as revenue and billed to customers. In connection with the AT&T Directory Acquisition, while we did not record the unrecognized revenue for directories published prior to the acquisition and during September 2004 due to purchase accounting, we did acquire the associated unbilled receivables and the rights to bill and collect these receivables, which totaled approximately $207.3 million.
- $49.9 million net use of cash from an increase in other assets reflecting an $83.4 million increase in deferred directory costs, offset by a decrease of $33.5 million in other current and non-current assets. Deferred directory costs represent cash payments for certain costs associated with the publication of

directories. Since deferred directory costs are initially deferred when incurred, the cash payments are made prior to the expense being recognized.

- $32.4 million net source of cash from an increase in accounts payable and accrued liabilities, reflecting a $2.3 million increase in accrued interest payable on outstanding debt and a decrease of $20.6 million for federal income tax refunds received. Additionally, accounts payable and accrued liabilities includes a $4.2 million advance from AT&T under the transition services agreement relating to the accounts receivable billing and collection services, offset by the timing of invoices received as compared to invoices paid during the year ended December 31, 2004.
- $73.2 million net source of cash from an increase in other non-current liabilities reflecting a $58.9 million tax refund that pertained to the Company's election to carryback a federal net operating loss in connection with the SPA Acquisition.

Cash flow from operations reflects the normal operations of the business and excludes the impact of the incremental assets and liabilities acquired as a result of the AT&T Directory Acquisition on September 1, 2004, which impact is reflected in cash flow from investing activities.

Cash used in investing activities for the year ended December 31, 2004 was $1,431.6 million and includes the following:

- $1,413.6 million in cash payments in connection with the AT&T Directory Acquisition.
- $18.0 million used to purchase fixed assets, primarily computer equipment, software and leasehold improvements.

Cash provided by financing activities for the year ended December 31, 2004 was $1,028.3 million and includes the following:

- $1,318.9 million in net borrowings under the Credit Facility consisting of $600.5 million and $731.8 million in borrowings under Terms Loans A-2 and B-2, respectively, net of transaction costs of $13.4 million. The funds received under the Credit Facility were used to finance the AT&T Directory Acquisition.
- $421.4 million in principal payments on debt borrowed under the Credit Facility. Of this amount, $67.1 million represents scheduled principal payments, $250.0 million represents principal payments made on an accelerated basis, at our option, from excess cash flow generated from operations, and $104.3 million represents principal payments on the Revolver.
- $21.2 million in principal payments to redeem the remaining 9.125% Senior Subordinated Notes due 2008.
- $145.5 million in borrowings under the Revolver.
- $0.9 million in the decreased value of checks not yet presented for payment.
- $7.4 million in proceeds from the exercise of employee stock options.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that are material to its results of operations, financial condition or liquidity.

Contractual Obligations

The contractual obligations table presented below sets forth our annual commitments as of December 31, 2005 for principal and interest payments on our debt, as well as other cash obligations for the next five years and thereafter. The debt repayments as presented in this table include only the scheduled principal payments under our current debt agreements and do not include any anticipated prepayments.

RHD — Actual

Contractual Obligations	Total	Payment Due by Period: Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
		(Amounts in millions)			
Long-Term Debt(1)	$3,078.8	$100.2	$200.1	$1,253.0	$1,525.5
Interest on Long-Term Debt(2)	1,203.9	218.8	405.9	356.3	222.9
Operating Leases(3)	50.4	9.4	17.2	11.6	12.2
Unconditional Purchase Obligations(4)	86.0	50.2	24.9	10.9	—
Other Long-Term Liabilities(5)	83.5	6.1	13.3	14.9	49.2
Total Contractual Obligations	$4,502.6	$384.7	$661.4	$1,646.7	$1,809.8

The contractual obligation table presented below sets forth our annual commitments as of December 31, 2005 for principal and interest payments on our debt, as well as other cash obligations for the next five years and thereafter on a pro forma adjusted basis to reflect the GS Repurchase and related financing and the Dex Media Merger and related financings. The debt repayments as presented in this table include only the scheduled principal payments under the debt agreements and do not include any anticipated prepayments.

RHD — Pro Forma Adjusted

Contractual Obligations	Total	Payment Due by Period: Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
		(Amounts in millions)			
Long-Term Debt(6)	$10,606.5	$ 339.9	$ 892.8	$3,115.8	$6,258.0
Interest on Long-Term Debt(7)	5,265.1	743.9	1,443.7	1,350.3	1,727.2
Operating and Capital Leases(3)	98.8	21.7	36.8	21.0	19.3
Unconditional Purchase Obligations(8)	214.6	87.9	97.4	29.3	—
Other Long-Term Liabilities(5)	83.5	6.1	13.3	14.9	49.2
Total Contractual Obligations	$16,268.5	$1,199.5	$2,484.0	$4,531.3	$8,053.7

(1) Included in long-term debt are amounts owed under our Credit Facility and the Notes. The weighted average interest rate under the Credit Facility was 6.21% at December 31, 2005. The Senior Notes and Senior Subordinated Notes bear interest at 8.875% and 10.875%, respectively and the Holdco Notes bear interest at 6.875%.

(2) Interest on debt represents cash interest payment obligations assuming all indebtedness at December 31, 2005 will be paid in accordance with its contractual maturity and assumes interest rates on variable interest debt as of December 31, 2005 will remain unchanged in future periods.

(3) We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with renewal or early termination options. Our future operating lease obligations would change if we exercised these renewal or early termination options and if we entered into additional operating lease agreements. The amounts in the table assume we do not exercise any such renewal or early termination options.

(4) We have unconditional purchase obligations with three vendors regarding the purchase of paper that expire at various times from December 31, 2005 through December 31, 2006. Our purchase obligations are based on annual minimum quantities at pre-established pricing. Amounts in the table above reflect such pricing and minimum quantities under this contract. Should the market price of the paper drop below the pre-established pricing, our vendor is obligated to negotiate with us a lower paper price. Any quantities used above the contractual minimums would increase our payment obligations. We have no contractual obligations beyond 2006. In connection with our software system modernization and on-going

support services related to the Amdocs software system, we are obligated to pay Amdocs approximately $40.2 million over the periods 2006 through 2009. In connection with the AT&T Directory Acquisition, we entered into an Internet Yellow Pages reseller agreement whereby we are obligated to pay to AT&T $15.4 million over the 5-year term of the agreement.

(5) We have a defined benefit plan covering substantially all employees. Our funding policy is to contribute an amount at least equal to the minimum legal funding requirement. No contributions were required in the three-year period ended December 31, 2005. Based on past performance and the uncertainty of the dollar amounts to be paid, if any, we have excluded such amounts from the above table. We have an unfunded postretirement plan that provides certain healthcare and life insurance benefits to those full-time employees who reach retirement age while working for the Company. Those expected future benefit payments, including administrative expenses, net of employee contributions, are included in the table above. We expect to make contributions of approximately $0.1 million and $0.9 million to our nonqualified retirement plan and postretirement plan, respectively, in 2006.

(6) Long-term debt includes amounts owed by RHD and all of its subsidiaries (including Dex Media and its subsidiaries) as of December 31, 2005 on a pro forma adjusted basis.

(7) Interest on debt represents cash interest payment obligations assuming all indebtedness of RHD and all of its subsidiaries (including Dex Media and its subsidiaries) as of December 31, 2005 on a pro forma adjusted basis will be paid in accordance with its contractual maturity and assumes interest rates on variable interest debt as of December 31, 2005 will remain unchanged in future periods.

(8) In addition to contractual obligations of RHD described in Note 4, purchase obligations also include amounts contractually owed by Dex Media for on-going support services related to the Amdocs software system that was completed in 2004, as well as certain information technology, communications and billing and collection services provided by Qwest. Although Dex Media expects to incur significant charges related to the publication of its printed directories, including printing, paper and distribution costs, Dex Media's contractual agreements with the providers of these services do not include fixed or minimum quantities to be purchased, and therefore are not included in the table above.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK*

Interest Rate Risk and Risk Management

The Credit Facility bears interest at variable rates, and accordingly, our earnings and cash flow are affected by changes in interest rates. The Credit Facility requires that we maintain hedge agreements to provide either a fixed interest rate or interest rate protection on at least 50% of our total outstanding debt. The Company has entered into the following interest rate swaps that effectively convert variable rate debt to fixed rate debt as of December 31, 2005. Under the terms of the agreements, the Company receives variable interest based on the three-month LIBOR and pays a fixed rate of interest.

Effective Dates	Notional Amounts (Amounts in millions)	Pay Rates	Maturity Dates
April 1, 2003	$ 255(1)	2.850%	March 31, 2007
June 21, 2004	50	3.230%	June 21, 2006
June 23, 2004	50	3.170%	June 23, 2006
June 28, 2004	50	3.110%	June 28, 2006
July 2, 2004	50	3.200%	July 3, 2006
September 7, 2004	200(1)	3.490% - 3.750%	September 8, 2008 - September 7, 2009
September 15, 2004	250(2)	3.200% - 3.910%	September 15, 2007 - September 15, 2009
September 17, 2004	150(1)	3.210% - 3.740%	September 17, 2007 - September 17, 2009
September 23, 2004	150(1)	3.160% - 3.438%	September 24, 2007 - September 24, 2008
December 14, 2005	150(1)	4.74% - 4.752%	June 20, 2008 - December 22, 2008
December 15, 2005	150(1)	4.7475%	December 20, 2007
Total	$1,505		

(1) consists of three swaps

(2) consists of four swaps

Based on the initial terms of the swap agreements, the annual cost of these swap arrangements will be approximately $20.5 million. The actual cost of the swaps will depend on the variable rate payments received. Assuming a 0.125% increase in the interest rate associated with the floating rate borrowings under the Credit Facility (after giving effect to the interest rate swaps), interest expense would increase $0.8 million on an annual basis. After the effect of the interest rate swap agreements discussed above, total fixed rate debt comprised approximately 78.4% of our total debt portfolio as of December 31, 2005.

The outstanding interest rate swaps expose us to credit risk in the event that the counterparties to the agreements do not or cannot meet their obligations. The notional amount is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The loss would be limited to the amount that would have been received, if any, over the remaining life of the swap agreements. The counterparties to the swaps are major financial institutions, and we expect the counterparties to be able to perform their obligations under the swaps. We use derivative financial instruments for hedging purposes only and not for trading or speculative purposes. A discussion of our accounting policies and further disclosure relating to these financial instruments is included in Note 2 to our audited consolidated financial statements for the year ended December 31, 2005, which are included in Item 8 in this annual report.

Dex Media and its subsidiaries' revolving credit facilities and term loan facilities are subject to variable rates and as such, earnings and cash flow are affected by changes in interest rates. In order to mitigate interest rate risk, Dex Media's subsidiaries have entered into interest rate swap agreements to effectively convert variable rate debt to fixed rate debt. The Dex Media East interest rate swap agreements became effective May 8, 2003. Dex Media East has two interest rate swap agreements: an interest rate swap with a notional amount of $50.0 million and an applicable fixed rate of 3.638% that will expire in November 2007, and an

interest rate swap with a notional amount of $75.0 million and an applicable fixed rate of 4.085% that will expire in May 2008. The Dex Media West fixed interest rate swap agreements, which were entered into in October 2004, have an aggregate notional amount of $300.0 million, with applicable preset monthly fixed rates ranging from 1.901% to 3.61% and expire in October 2006. These financial derivative instruments are not intended to be used for speculative purposes.

Market Risk Sensitive Instruments

The interest rate swap agreements have been designated as cash flow hedges. In accordance with the provisions of SFAS 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended by SFAS 137 and SFAS 138, the swaps are recorded at fair value. On a quarterly basis, the fair value of the swaps will be determined based on quoted market prices and, assuming effectiveness, the difference between the fair value and the book value of the swaps will be recognized in other comprehensive income, a component of shareholders' (deficit) equity. Any ineffectiveness of the swaps is required to be recognized in earnings. The swaps and the hedged item (three-month LIBOR-based interest payments on $1,505 million of bank debt) have been designed so that the critical terms (interest reset dates, duration and index) coincide. Assuming the critical terms continue to coincide, the cash flows from the swaps will exactly offset the cash flows of the hedged item and no ineffectiveness will exist.

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ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

INDEX TO FINANCIAL STATEMENTS

Management's Annual Report on Internal Control Over Financial Reporting

The management of R.H. Donnelley Corporation is responsible for establishing and maintaining adequate internal control over the Company's financial reporting within the meaning of Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of R.H. Donnelley Corporation's internal controls over its financial reporting as of December 31, 2005. In undertaking this assessment, management used the criteria established by the Committee of the Sponsoring Organizations (COSO) of the Treadway Commission contained in the Internal Control — Integrated Framework.

Based on its assessment, management has concluded that as of December 31, 2005, the Company's internal control over financial reporting is effective based on the COSO criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears on page F-3.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
R.H. Donnelley Corporation:

We have completed integrated audits of R.H. Donnelley Corporation's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of R.H. Donnelley Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized

acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
March 15, 2006

R.H. DONNELLEY CORPORATION

Consolidated Balance Sheets

	December 31,	
	2005	2004
	(In thousands, except share and per share data)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 7,793	$ 10,755
Accounts receivable		
Billed	116,576	112,107
Unbilled	368,062	376,419
Allowance for doubtful accounts and sales claims	(27,328)	(33,093)
Net accounts receivable	457,310	455,433
Deferred directory costs	67,686	116,517
Other current assets	33,056	40,604
Total current assets	565,845	623,309
Fixed assets and computer software, net	55,687	37,686
Other non-current assets	94,078	102,628
Intangible assets, net	2,833,200	2,905,330
Goodwill	319,014	309,969
Total Assets	$3,867,824	$3,978,922
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' (DEFICIT) EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 68,912	$ 70,340
Accrued interest	20,649	10,022
Deferred directory revenue	463,440	381,424
Current deferred income taxes, net	85,583	—
Current portion of long-term debt	100,234	162,011
Total current liabilities	738,818	623,797
Long-term debt	2,978,615	2,965,331
Deferred income taxes, net	53,352	118,820
Other non-current liabilities	54,305	36,878
Total liabilities	3,825,090	3,744,826
Commitments and contingencies		
Redeemable convertible preferred stock (liquidation value of $334,149 for 2005 and $234,886 for 2004)	334,149	216,111
Shareholders' (Deficit) Equity		
Common stock, par value $1 per share, authorized — 400,000,000 shares; issued — 51,621,894 shares	51,622	51,622
Additional paid-in capital	—	107,238
Unamortized restricted stock	—	(135)
Warrants outstanding	13,758	13,758
(Accumulated deficit) retained earnings	(197,122)	3,855
Treasury stock, at cost, 19,733,161 shares for 2005 and 20,137,361 shares for 2004	(163,485)	(163,603)
Accumulated other comprehensive income	3,812	5,250
Total shareholders' (deficit) equity	(291,415)	17,985
Total Liabilities, Redeemable Convertible Preferred Stock and Shareholders' (Deficit) Equity	$3,867,824	$3,978,922

The accompanying notes are an integral part of the consolidated financial statements.

R.H. DONNELLEY CORPORATION

Consolidated Statements of Operations

	Years Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Gross revenue	$ 967,034	$ 609,628	$ 258,790
Sales allowances	(10,403)	(6,512)	(2,345)
Net revenue	956,631	603,116	256,445
Expenses			
Operating expenses	436,016	263,150	159,244
General and administrative expenses	60,228	59,537	52,948
Depreciation and amortization	85,146	66,648	65,779
Total expenses	581,390	389,335	277,971
Partnership income	—	77,967	114,052
Operating income	375,241	291,748	92,526
Interest expense	(264,532)	(175,530)	(180,020)
Other income	—	—	1,523
Income (loss) before income taxes	110,709	116,218	(85,971)
Provision (benefit) for income taxes	43,176	45,906	(36,018)
Net income (loss)	67,533	70,312	(49,953)
Preferred dividend	11,708	21,791	58,397
Loss on repurchase of redeemable convertible preferred stock	133,681	—	—
Accretion of redeemable convertible preferred stock to redemption value	211,020	—	—
(Loss) income available to common shareholders	$(288,876)	$ 48,521	$(108,350)
(Loss) earnings per share			
Basic	$ (9.10)	$ 1.19	$ (3.53)
Diluted	$ (9.10)	$ 1.15	$ (3.53)
Shares used in computing (loss) earnings per share			
Basic	31,731	31,268	30,683
Diluted	31,731	32,616	30,683
Comprehensive Income (loss)			
Net income (loss)	$ 67,533	$ 70,312	$ (49,953)
Unrealized gain (loss) on interest rate swaps, net of tax	12,710	5,774	(9)
Minimum pension liability adjustment, net of tax	(14,148)	(515)	—
Comprehensive income (loss)	$ 66,095	$ 75,571	$ (49,962)

The accompanying notes are an integral part of the consolidated financial statements.

R.H. DONNELLEY CORPORATION

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Cash Flows from Operating Activities			
Net income (loss)	$ 67,533	$ 70,312	$ (49,953)
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	85,146	66,648	65,779
Deferred income tax	43,176	71,461	(40,230)
Loss on disposal of assets	—	85	—
Provision for (benefit from) bad debts	30,004	14,927	(1,517)
Loss on extinguishment of debt	32,725	—	—
Other non-cash charges	11,401	16,833	6,408
Cash in excess of partnership income	—	1,426	10,240
Gain on hedging activities	—	—	(1,523)
Changes in assets and liabilities, net of effects from acquisitions:			
(Increase) decrease in accounts receivable	(31,881)	(51,858)	77,381
Decrease (increase) in other assets	52,469	(49,897)	(31,950)
Increase (decrease) in accounts payable and accrued liabilities	101,908	28,219	(11,868)
Increase in deferred directory revenue	82,016	164,899	216,525
(Decrease) increase in other non-current liabilities	(82,445)	73,248	9,305
Net cash provided by operating activities	392,052	406,303	248,597
Cash Flows from Investing Activities			
Additions to fixed assets and computer software	(31,605)	(18,013)	(12,581)
Decrease in restricted cash — release of funds from escrow, net of costs and other	—	—	1,894,300
Acquisitions, net of cash received	(6,450)	(1,413,620)	(2,259,633)
Net cash used in investing activities	(38,055)	(1,431,633)	(377,914)
Cash Flows from Financing Activities			
Proceeds from the issuance of debt, net of costs	293,439	1,318,947	461,307
Proceeds from the issuance of Redeemable Convertible Preferred Stock and warrants, net of costs	—	—	125,683
Repurchase of Redeemable Convertible Preferred Stock	(277,197)	—	—
Debt repaid with proceeds from new debt	(317,066)	(21,245)	(243,005)
Increase (decrease) in checks not yet presented for payment	1,760	(917)	6,708
Additional borrowings under the Credit Facility	341,417	—	69,569
Credit Facility repayments	(345,227)	(317,079)	(312,436)
Call premium	(25,268)	—	—
Revolver borrowings	268,000	145,500	89,600
Revolver repayments	(304,200)	(104,300)	(89,600)
Proceeds from employee stock option exercises	7,383	7,457	21,426
Net cash (used in) provided by financing activities	(356,959)	1,028,363	129,252
(Decrease) increase in cash and cash equivalents	(2,962)	3,033	(65)
Cash and cash equivalents, beginning of year	10,755	7,722	7,787
Cash and cash equivalents, end of year	$ 7,793	$ 10,755	$ 7,722
Supplemental Information			
Cash interest paid	$ 231,930	$ 160,730	$ 167,718
Income taxes refunds received, net of income tax payments	(851)	(71,066)	—

The accompanying notes are an integral part of the consolidated financial statements.

R.H. DONNELLEY CORPORATION

Consolidated Statements of Changes in Shareholders' (Deficit) Equity

	Common Stock	Additional Paid-in Capital	Warrants Outstanding	Unamortized Restricted Stock	(Accumulated Deficit) Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' (Deficit) Equity
				(In thousands)				
Balance, December 31, 2002	$51,622	$ 63,913	$ 5,330	$(327)	$ 13,605	$(164,743)	$ —	$ (30,600)
Net loss					(49,953)			(49,953)
Preferred dividend		(44,791)			(13,606)			(58,397)
Employee stock option exercises, including tax benefit		27,947				1,284		29,231
Restricted stock issued		528		(533)		5		—
Stock issued for employee bonus plans		1,083				32		1,115
Compensatory stock options		1,987						1,987
Restricted stock amortization				329				329
Stock acquired for treasury						(319)		(319)
Beneficial conversion feature from issuance of Preferred Stock		41,943						41,943
Issuance of warrants			8,428					8,428
Unrealized loss on interest rate swaps, net of tax							(9)	(9)
Balance, December 31, 2003	51,622	92,610	13,758	(531)	(49,954)	(163,741)	(9)	(56,245)
Net income					70,312			70,312
Preferred dividend		(5,288)			(16,503)			(21,791)
Employee stock option exercises, including tax benefit		12,048				523		12,571
Restricted stock issued		(8)				8		—
Stock issued for employee bonus plans		1,627				(393)		1,234
Compensatory stock awards		2,346						2,346
Restricted stock amortization				396				396
Beneficial conversion feature from issuance of Preferred Stock		3,903						3,903
Unrealized gain on interest rate swaps, net of tax							5,774	5,774
Minimum pension liability adjustment							(515)	(515)
Balance, December 31, 2004	51,622	107,238	13,758	(135)	3,855	(163,603)	5,250	17,985
Net income					67,533			67,533
Loss on repurchase on Preferred Stock		(72,147)			(61,534)			(133,681)
Beneficial conversion feature from repurchase of Preferred Stock		(35,091)						(35,091)
Accretion of Preferred Stock to redemption value		(6,536)			(204,484)			(211,020)
Beneficial conversion feature from accretion of Preferred Stock to redemption value		(5,385)						(5,385)
Preferred dividend		(8,159)			(3,549)			(11,708)
Employee stock option exercises, including tax benefit		12,000				335		12,335
Restricted stock issued		(15)				15		—
Stock issued for employee bonus plans		1,979				(265)		1,714
Compensatory stock awards		5,157				33		5,190
Restricted stock amortization		364		135				499
Beneficial conversion feature from issuance of Preferred Stock		595			1,057			1,652
Unrealized gain on interest rate swaps, net of tax							12,710	12,710
Minimum pension liability adjustment, net of tax							(14,148)	(14,148)
Balance, December 31, 2005	$51,622	$ —	$13,758	$ —	$(197,122)	$(163,485)	$ 3,812	$(291,415)

The accompanying notes are an integral part of the consolidated financial statements.

(Tabular amounts in thousands, except per share data)

1. Business and Presentation

The consolidated financial statements include the accounts of R.H. Donnelley Corporation and its direct and indirect wholly owned subsidiaries (the "Company," "RHD," "Donnelley," "we," "us" and "our"). All intercompany transactions and balances have been eliminated.

Significant Business Developments

On January 31, 2006, we acquired all of the outstanding common stock of Dex Media, Inc. ("Dex Media") for a purchase price of $4.1 billion, consisting of 36,547,381 shares of our common stock valued at $2.2 billion and $1.9 billion in cash (the "Dex Media Merger"). We also assumed all of Dex Media's outstanding indebtedness with a fair value of $5.7 billion. Dex Media is the exclusive publisher of the "official" yellow pages and white pages directories for Qwest Communications International Inc. ("Qwest") where Qwest is the primary incumbent local exchange carrier ("ILEC"). Prior to the Dex Media Merger, Dex Media was a leading directory publisher in the United States. The purpose of the Dex Media Merger was to take a further step in the transformation of RHD into a leading publisher of Yellow Pages directories, as well as to combine the complementary strengths of both companies. See Note 17, "Subsequent Events" for a further description of the Dex Media Merger. Our financial statements and accompanying footnotes for the year ended December 31, 2005 do not give effect to or otherwise reflect this transaction, other than the disclosure of subsequent events in Note 17.

On January 27, 2006, we repurchased the remaining 100,301 shares of our outstanding 8% redeemable convertible cumulative preferred stock ("Preferred Stock") from investment partnerships affiliated with The Goldman Sachs Group, Inc. (collectively, the "GS Funds") for $336.1 million in cash including accrued cash dividends and interest (the "GS Repurchase"). Subsequent to the GS Repurchase, there are no outstanding shares of Preferred Stock. See Note 17, "Subsequent Events" for a further description of the GS Repurchase and Note 7, "Redeemable Preferred Stock and Warrants" for a description of its related impact on our financial statements for the year ended December 31, 2005.

Following the closing of the Dex Media Merger, we are the third largest print and online directory publisher in the United States based on revenue, based on revenue. We expect to have a total annual distribution of approximately 80 million, serving over 600,000 local and national advertisers with more than 625 directories in 28 states. In 2005, Dex Media published 293 directories and printed approximately 52 million copies of these directories for distribution to virtually all business and residential customers throughout the Dex Media states. Dex Media's Internet-based directory, DexOnline.com™, which is bundled with Dex Media's print product to provide web-based access to Dex Media's directories, further expands the distribution of Dex Media's advertiser content. In addition to the acquired Dex Media directory business, we publish Sprint-branded directories in 18 states, with major markets including Las Vegas, Nevada and Orlando and Lee County, Florida, with a total distribution of approximately 18 million serving approximately 160,000 local and national advertisers. We also publish AT&T (formerly known as "SBC")-branded directories in Illinois and Northwest Indiana, with a total distribution of approximately 10 million serving approximately 100,000 local and national advertisers. We also offer online city guides and search web sites in all our Sprint markets under the Best Red Yellow Pages brand at www.bestredyp.com and in the Chicagoland area at www.chicagolandyp.com.

On September 1, 2004, we completed the acquisition of the directory publishing business ("AT&T Directory Business") of AT&T, Inc. ("AT&T") in Illinois and Northwest Indiana, including AT&T's interests in The DonTech II Partnership ("DonTech"), a 50/50 general partnership between us and AT&T (collectively, the "AT&T Directory Acquisition"), for $1.41 billion in cash, after working capital adjustments and the settlement of a $30 million liquidation preference owed to us related to DonTech. The acquisition was consummated pursuant to, and in accordance with, the terms of the Purchase Agreement dated as of July 28,

2004 by and among the Company, Ameritech Corporation ("Ameritech"), a direct wholly owned subsidiary of AT&T, and Ameritech Publishing, Inc. ("API"), a direct wholly owned subsidiary of Ameritech. The acquisition was accounted for as a purchase business combination and the purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values on the acquisition date. The results of the AT&T Directory Business are included in our consolidated results from and after September 1, 2004. The acquired AT&T Directory Business now operates as R.H. Donnelley Publishing & Advertising of Illinois Partnership, an indirect wholly owned subsidiary of the Company. See Note 3, "Acquisitions" for a further description of the acquisition.

On January 3, 2003, we completed the acquisition of the directory business (the "SPA Directory Business") of Sprint Corporation (now known as Sprint Nextel Corporation, "Sprint") by acquiring all the outstanding capital stock of the various entities comprising Sprint Publishing & Advertising ("SPA") (collectively, the "SPA Acquisition") for $2.23 billion in cash. The acquisition was consummated pursuant to a Purchase Agreement dated as of September 21, 2002 by and among the Company, Sprint and Centel Directories LLC. The acquisition was accounted for as a purchase business combination and the purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values on the acquisition date. The results of the SPA Directory Business are included in our consolidated results from and after January 3, 2003. The acquired SPA Directory Business now operates as R.H. Donnelley Publishing & Advertising, Inc., an indirect wholly owned subsidiary of the Company. See Note 3, "Acquisitions" for a further description of the acquisition.

These acquisitions transformed Donnelley into a leading publisher of yellow pages directories. Prior to the SPA Acquisition, we were one of the largest independent sales agents and pre-press vendors for yellow pages advertising in the United States. As a publisher, we report the full value of advertising sales and certain direct costs under the deferral and amortization method. DonTech's business remained unchanged following the SPA Acquisition, but our investment in DonTech was eliminated in connection with the AT&T Directory Acquisition. During 2003 and in 2004 until the AT&T Directory Acquisition, we continued to earn revenue from pre-press publishing and other ancillary services related to the AT&T Directory Business and we continued to report partnership income from our investment in DonTech.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of R.H. Donnelley Corporation and its direct and indirect wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Revenue Recognition. We earn revenue principally from the sale of advertising into our yellow pages directories. Revenue from the sale of such advertising is deferred when a directory is published and recognized ratably over the life of a directory, which is typically 12 months (the "deferral and amortization method"). Revenue from the sale of advertising is recorded net of an allowance for sales claims, estimated based on historical experience on a directory-by-directory basis. We increase or decrease this estimate as information or circumstances indicate that the estimate may no longer adequately represent the amount of claims we may incur for a directory in the future. Before the AT&T Directory Acquisition, we also earned revenue from providing pre-press publishing services to AT&T for those directories in the DonTech markets. Revenue from pre-press publishing services was recognized as services were performed.

Deferred Directory Costs. Costs directly related to the selling and production of our directories are initially deferred when incurred and recognized ratably over the life of a directory, which is typically 12 months. These costs include sales commissions and print, paper and initial distribution costs. Such costs that are paid prior to directory publication are classified as other current assets until publication, when they are then reclassified as deferred directory costs.

Equity Method Accounting. Before the AT&T Directory Acquisition, DonTech was a 50/50 partnership in which we and a subsidiary of AT&T were the partners. DonTech was a separate legal entity that provided its services with its own employees and a stand-alone management team. Subject to the oversight of the board of directors, the employees of DonTech had the right, authority and power to do any act to accomplish, and enter into any contract incidental to attain, the purposes of the partnership. No employees of either RHD or AT&T were involved in the day-to-day operations of DonTech and, because the partners shared equally in the net profits and each had one voting member on the DonTech board of directors, neither partner had the unilateral ability to control or influence the operations of DonTech. Accordingly, through September 1, 2004, we accounted for DonTech under the equity method and did not consolidate the results of DonTech in our financial statements.

Before the AT&T Directory Acquisition, we reported our 50% share of DonTech net income as partnership income in our consolidated statement of operations. DonTech reported commission revenue based on the annual value of a sales contract in the period the contract was executed (calendar sales) and reported expenses as incurred. Partnership income also included revenue participation income from AT&T. Revenue participation income was based on DonTech advertising sales and was reported when a sales contract was executed with a customer. As a result of the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income, we consolidate all net profits from DonTech and we eliminated our DonTech partnership investment. Consequently, partnership income was no longer reported commencing on September 1, 2004. Rather, following the AT&T Directory Acquisition, the revenues, expenses and income of the acquired AT&T Directory Business are directly recorded in our statement of operations.

Cash and Cash Equivalents. Cash equivalents include liquid investments with a maturity of less than three months at their time of purchase. The Company places its investments with high quality financial institutions. At times, such investments may be in excess of federally insured limits.

Accounts Receivable. Accounts receivable consist of balances owed to us by our advertising customers. Advertisers typically enter into a twelve-month contract for their advertising. Most local advertisers are billed a pro rata amount of their contract value on a monthly basis. On behalf of national advertisers, Certified Marketing Representatives ("CMRs") pay to the Company the total contract value of their advertising, net of their commission, within 60 days after the publication month. Billed receivables represent the amount that has been billed to advertisers. Unbilled receivables represent contractually owed amounts for published directories that have yet to be billed to advertisers. Billed receivables are recorded net of an allowance for doubtful accounts and sales claims, estimated based on historical experience on a directory-by-directory basis. We increase or decrease this estimate as information or circumstances indicate that the estimate may no longer adequately represent the amount of bad debts and sales claims we may incur.

Fixed Assets and Computer Software. Fixed assets and computer software are recorded at cost. Depreciation and amortization is provided over the estimated useful lives of the assets using the straight-line method. Estimated useful lives are thirty years for buildings, five years for machinery and equipment, ten years for furniture and fixtures, three to five years for computer equipment and five years for computer software. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. During 2004, we wrote-off fixed assets and computer

software that had been fully depreciated. Fixed assets and computer software at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Computer software	$ 42,680	$ 36,159
Computer equipment	19,837	15,965
Machinery and equipment	5,926	5,513
Furniture and fixtures	13,122	12,819
Leasehold improvements	9,676	8,973
Buildings	1,424	1,333
Construction in Process — Computer software and equipment	22,049	3,392
Total cost	114,714	84,154
Less accumulated depreciation and amortization	(59,027)	(46,468)
Net fixed assets and computer software	$ 55,687	$ 37,686

Depreciation and amortization expense on fixed assets and computer software for the years ended December 31, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Depreciation of fixed assets	$ 4,887	$4,608	$ 3,285
Amortization of computer software	8,129	4,703	12,661
Total depreciation and amortization on fixed assets and computer software	$13,016	$9,311	$15,946

Identifiable Intangible Assets and Goodwill. As a result of the AT&T Directory Acquisition and the SPA Acquisition, certain long-term intangible assets were identified and recorded at their estimated fair value. Amortization expense for the years ended December 31, 2005, 2004 and 2003 was $72.1 million, $57.3 million and $49.8 million, respectively. Amortization expense for these intangible assets for the five succeeding years is estimated to be approximately $77.8 million, $79.7 million, $79.3 million, $78.7 million and $78.5 million, respectively. Annual amortization of goodwill for tax purposes is approximately $20.7 million. The acquired long-term intangible assets and their respective book values at December 31, 2005 are shown in the table below.

	Directory Services Agreements	Local Customer Relationships	National CMR Relationships	Trade Names	Total
Initial fair value:					
AT&T	$ 952,500	$ 90,000	$ 55,000	$ —	$1,097,500
Sprint	1,625,000	200,000	60,000	30,000	1,915,000
Total	2,577,500	290,000	115,000	30,000	3,012,500
Accumulated amortization	(123,500)	(40,000)	(9,800)	(6,000)	(179,300)
Net intangible assets	$2,454,000	$250,000	$105,200	$24,000	$2,833,200

Directory services agreements between AT&T and the Company include a directory services license agreement, a non-competition agreement, an Internet Yellow Pages reseller agreement and a directory publishing listing agreement (collectively, "AT&T Directory Services Agreements") with certain affiliates of AT&T. The directory services license agreement designates us as the official and exclusive provider of yellow pages directory services for AT&T (and its successors) in Illinois and Northwest Indiana (the "Territory"),

grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute white pages directories in the Territory as AT&T's agent and grants us the exclusive license (and obligation as specified in the agreement) to use the AT&T brand and logo on print directories in the Territory. The non-competition agreement prohibits AT&T (and its affiliates and its successors), with certain limited exceptions, from (1) producing, publishing and distributing yellow and white pages print directories in the Territory, (2) soliciting or selling local or national yellow or white pages advertising for inclusion in such directories, and (3) soliciting or selling local Internet yellow pages advertising for certain Internet yellow pages directories in the Territory or licensing AT&T marks to any third party for that purpose. The Internet Yellow Pages reseller agreement gives us the exclusive right to sell local Internet yellow pages advertising and the non-exclusive right to sell Internet yellow pages advertising with respect to geographies outside the Territory to any advertiser (excluding national advertisers) located inside the Territory onto the YellowPages.com platform (and any successor products as specified in the agreement). The directory publishing listing license agreement gives us the right to purchase and use basic AT&T subscriber listing information and updates for the purpose of publishing directories. The AT&T Directory Services Agreements (other than the Internet Yellow Pages reseller agreement) have initial terms of 50 years, subject to automatic renewal and early termination under specified circumstances. The Internet Yellow Pages reseller agreement has a term of 5 years. The fair value assigned to the AT&T Directory Services Agreements and the Internet Yellow Pages reseller agreement of $950.0 million and $2.5 million, respectively, was based on the present value of estimated future cash flows and is being amortized under the straight-line method over the indicated terms.

Directory services agreements between Sprint and the Company include a directory services license agreement, a trademark license agreement and a non-competition agreement (collectively "SPA Directory Services Agreements") with certain affiliates of Sprint. The directory services license agreement grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute yellow and white pages directories for Sprint (and its successors) in 18 states where Sprint provided local telephone service at the time of the agreement. The trademark license agreement grants us the exclusive license (and obligation as specified in the agreement) to use certain specified Sprint trademarks, including the Sprint diamond logo, in those markets, and the non-competition agreement prohibits Sprint (and its affiliates and successors) in those markets from selling local directory advertising, with certain limited exceptions, or producing, publishing and distributing print directories. The SPA Directory Services Agreements have initial terms of 50 years, subject to automatic renewal and early termination under specified circumstances. The fair value of these agreements was determined based on the present value of estimated future cash flows and is being amortized under the straight-line method over 50 years. The fair values of local and national customer relationships were determined based on the present value of estimated future cash flows and are being amortized under the income forecast method that assumes the value derived from customer relationships is greater in the earlier years and steadily declines over time. The weighted average useful life of these relationships is approximately 20 years.

The fair value of acquired trade names was determined based on the "relief from royalty" method, which values the trade names based on the estimated amount that a company would have to pay in an arms length transaction to use these trade names. These assets are being amortized under the straight-line method over 15 years.

The excess purchase price for the AT&T Directory Acquisition and the SPA Acquisition over the net tangible and identifiable intangible assets acquired of $222.0 million, which includes the first quarter 2005 adjustment below, and $97.0 million, respectively, was recorded as goodwill. During the first quarter of 2005, we recorded an adjustment increasing goodwill from the AT&T Directory Acquisition by approximately $9.0 million relating to a restructuring plan associated with the AT&T Directory Acquisition. During the fourth quarter of 2004, we recorded an adjustment increasing goodwill from the AT&T Directory Acquisition by approximately $8.1 million primarily resulting from the completion of the fair value measurement of the DonTech pension assets and liabilities as of the acquisition date. Our intercompany net receivables in

connection with the AT&T Directory Acquisition and the SPA Acquisition of $141.2 million and $27.9 million, respectively, were eliminated and also included in goodwill.

In accordance with SFAS 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized, but is subject to periodic impairment testing. No impairment losses were recorded during 2005, 2004 or 2003.

Interest Expense and Deferred Financing Costs. Interest expense related to the Company's outstanding debt was $264.5 million, $175.5 million and $180.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Certain costs associated with the issuance of debt instruments are capitalized and included in other non-current assets on the consolidated balance sheet. These costs are amortized to interest expense over the terms of the related debt agreements. The bond outstanding method is used to amortize deferred financing costs relating to debt instruments with respect to which we make accelerated principal payments. Other deferred financing costs are amortized using the straight-line method. Amortization of deferred financing costs included in interest expense was $23.6 million, $13.6 million and $15.0 million in 2005, 2004 and 2003, respectively. It is the Company's policy to recognize losses incurred in conjunction with debt extinguishments as a component of interest expense. Interest expense in 2005 includes the write-off of $7.4 million of unamortized deferred financing costs relating to debt that was extinguished during 2005, which is included in the amortization of deferred financing costs of $23.6 million noted above. See Note 5, "Long-Term Debt, Credit Facilities and Notes" for a further description of the debt extinguishment.

Advertising Expense. We recognize advertising expenses as incurred. These expenses include public relations, media, on-line advertising and other promotional and sponsorship costs. Total advertising expense was $18.1 million, $11.1 million and $8.8 million in 2005, 2004 and 2003, respectively.

Concentration of Credit Risk. Approximately 85% of our directory advertising revenue is derived from the sale of advertising to local small- and medium-sized businesses. These advertisers typically enter into 12-month advertising sales contracts and make monthly payments over the term of the contract. Some advertisers prepay the full amount or a portion of the contract value. Most new advertisers and advertisers desiring to expand their advertising programs are subject to a credit review. If the advertisers qualify, we may extend credit to them for their advertising purchase. Small- and medium-sized businesses tend to have fewer financial resources and higher failure rates than large businesses. In addition, full collection of delinquent accounts can take an extended period of time and involve significant costs. While we do not believe that extending credit to our local advertisers will have a material adverse effect on our results of operations or financial condition, no assurances can be given. We do not require collateral from our advertisers, although we do charge interest to advertisers that do not pay by specified due dates.

The remaining approximately 15% of our directory advertising revenue is derived from the sale of advertising to national or large regional chains, such as rental car companies, automobile repair shops and pizza delivery businesses. Substantially all of the revenue derived through national accounts is serviced through CMRs with which we contract. CMRs are independent third parties that act as agents for national advertisers. The CMRs are responsible for billing the national customers for their advertising. We receive payment for the value of advertising placed in our directory, net of the CMR's commission, directly from the CMR. While we are still exposed to credit risk, the amount of losses from these accounts has been historically less than the local accounts as the advertisers, and in some cases the CMRs, tend to be larger companies with greater financial resources than local advertisers. At December 31, 2005, we had interest rate swap agreements with major financial institutions with a notional value of $1,505 million. We are exposed to credit risk in the event that one or more of the counterparties to the agreements does not, or cannot, meet their obligation. The notional amount is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The loss would be limited to the amount that would have been received, if any, over the remaining life of the swap agreement. The counterparties to the swap agreements are major financial institutions with credit ratings of A or higher. We do not currently foresee a material credit risk associated with these swap agreements; however, no assurances can be given.

Pension and Other Postretirement Benefits Pension and other postretirement benefits represent estimated amounts to be paid to employees in the future. The accounting for benefits reflects the recognition of these benefit costs over the employee's approximate service period based on the terms of the plan and the investment and funding decisions made. The determination of the benefit obligation and the net periodic pension and other postretirement benefit costs requires management to make assumptions regarding the discount rate, return on retirement plan assets, increase in future compensation and healthcare cost trends. Changes in these assumptions can have a significant impact on the projected benefit obligation, funding requirement and net periodic benefit cost. The assumed discount rate is the rate at which the pension benefits could be settled. The methodology used to determine the discount rate for 2005 was changed to a methodology that discounts the projected plan cash flows to the measurement date using the spot rates provided in the Citigroup Pension Discount Curve. A single discount rate is then computed so that the present value of the benefit cash flows using this single rate equals the present value computed using the Citigroup Pension Discount Curve. The Company changed to this approach in 2005 to better reflect the specific cash flows of these plans in determining the discount rate. In prior years, discount rates were developed by reference to the Moody's long-term Aa corporate bond yield at the plan's measurement date, with consideration of the plan's duration relative to the duration of the Moody's Aa corporate bond portfolio. The expected long-term rate of return on plan assets is based on the mix of assets held by the plan and the expected long-term rates of return within each asset class. The anticipated trend of future healthcare costs is based on historical experience and external factors. See Note 10, "Benefit Plans" for further information regarding our benefit plans.

Derivative Financial Instruments. We do not use derivative financial instruments for trading or speculative purposes. Our derivative financial instruments are limited to interest rate swap agreements used to manage exposure to fluctuations in interest rates on variable rate debt. These agreements effectively convert $1,505 million of our variable rate debt to fixed rate debt, mitigating our exposure to increases in interest rates. Under the terms of the swap agreements, we receive variable interest based on the three-month LIBOR and pay a weighted average fixed rate of 3.62%. The swaps mature at varying dates beginning June 2006 through December 2008. The weighted average rate received on our interest rate swaps was 3.29% during the twelve months ended December 31, 2005. These periodic payments and receipts are recorded as interest expense.

The interest rate swaps have been designated as cash flow hedges to hedge three-month LIBOR-based interest payments on $1,505 million of bank debt. To the extent the swaps provide an effective hedge, changes in the fair value of the swaps are recorded in other comprehensive income, a component of shareholders' (deficit) equity. Any ineffectiveness is recorded through earnings. As of December 31, 2005, our interest rate swaps provided an effective hedge of the three-month LIBOR-based interest payments on $1,505 million of bank debt, and no ineffectiveness was included in earnings.

At December 31, 2002, as a result of the then-pending SPA Acquisition and contemplated repayment of existing variable rate debt, our $75 million notional value interest rate swap did not qualify for hedge accounting treatment, and thus, the unrecognized fair market value of the swap, previously recognized in accumulated other comprehensive loss on the balance sheet, was charged to earnings. Accordingly, a charge of $1.5 million was included in other income (expense), net for the year ended December 31, 2002. Because the swap was held to maturity, a corresponding gain of $1.5 million was recognized during 2003.

Income Taxes. We account for income taxes under the liability method in accordance with SFAS 109, *Accounting for Income Taxes.* Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. See Note 9, "Income Taxes" for more information regarding our provision (benefit) for income taxes.

Earnings Per Share. We account for earnings per share in accordance with Emerging Issues Task Force Issue No. 03-6, *Participating Securities and the Two — Class Method under FASB Statement 128* ("EITF 03-6"), which established standards regarding the computation of earnings per share ("EPS") by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF 03-6 requires earnings available to common shareholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. Basic EPS is then calculated by dividing (loss) income allocable to common shareholders by the weighted average number of shares outstanding. EITF 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock. Therefore, the following EPS amounts only pertain to our common stock.

Under the guidance of EITF 03-6, diluted EPS is calculated by dividing (loss) income allocable to common shareholders by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options, stock appreciation rights ("SARs") and warrants, the dilutive effect of which is calculated using the treasury stock method, and our Preferred Stock, the dilutive effect of which is calculated using the "if-converted" method. The calculation of basic and diluted (loss) earnings per share for the years ended December 31, 2005, 2004 and 2003 are presented below.

	For the Years Ended December 31,		
	2005	2004	2003
Basic EPS — Two-Class Method			
(Loss) income available to common shareholders	$(288,876)	$48,521	$(108,350)
Amount allocable to common shareholders(1)	100%	77%	100%
(Loss) income allocable to common shareholders	(288,876)	37,361	(108,350)
Weighted average common shares outstanding	31,731	31,268	30,683
Basic (loss) earnings per share — Two-Class Method	$ (9.10)	$ 1.19	$ (3.53)

	For the Years Ended December 31,		
	2005	2004	2003
Diluted EPS			
(Loss) income available to common shareholders	$(288,876)	$48,521	$(108,350)
Amount allocable to common shareholders(1)	100%	77%	100%
(Loss) income allocable to common shareholders	(288,876)	37,361	(108,350)
Weighted average common shares outstanding	31,731	31,268	30,683
Dilutive effect of stock awards(2)	—	1,348	—
Dilutive effect of Preferred Stock assuming conversion(2)	—	—	—
Weighted average diluted shares outstanding	31,731	32,616	30,683
Diluted (loss) earnings per share	$ (9.10)	$ 1.15	$ (3.53)

(1) 31,268 / (31,268 + 9,483) for the year ended December 31, 2004. In computing basic EPS using the Two-Class Method, we have not allocated the loss available to common shareholders for the years ended December 31, 2005 and December 31, 2003 between common and preferred shareholders since the preferred shareholders do not have a contractual obligation to share in the net losses.

(2) 60 and 934 stock options in 2005 and 2003 and the assumed conversion of the Preferred Stock into 5,132, 9,767 and 9,023 shares of common stock in 2005, 2004 and 2003, respectively, were anti-dilutive and therefore are not included in the calculation of diluted EPS.

Subsequent to the GS Repurchase, we will no longer be required to utilize the Two-Class Method for EPS computations. See Note 17, "Subsequent Events", for a further description of the GS Repurchase.

Employee Stock Awards. In accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock Based Compensation* ("SFAS No. 123"), the Company accounts for its employee stock compensation plans using the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations. Compensation expense related to the issuance of stock options to employees or non-employee directors is only recognized if the exercise price of the stock option is less than the fair market value of the underlying stock at the grant date. Compensation expense related to stock appreciation rights ("SARs") is recognized at the end of each period in the amount by which the quoted market value of the underlying shares covered by the grant exceeds the grant price recognized over the vesting term.

The following table reflects the pro forma net income (loss) and (loss) earnings per share assuming we applied the fair value method of SFAS No. 123. The pro forma disclosures shown are not necessarily representative of the effects on net income (loss) and (loss) earnings per share in future years.

	For the Years Ended December 31,		
	2005	2004	2003
Net income (loss), as reported	$ 67,533	$70,312	$ (49,953)
Add: Stock based compensation expense included in reported net income (loss), net of related tax effects	3,162	1,403	1,162
Less: Stock based compensation expense that would have been included in the determination of net income (loss) if the fair value method had been applied to all awards, net of related tax effects	(7,791)	(4,579)	(4,828)
Pro forma net income (loss)	62,904	67,136	(53,619)
Loss on repurchase of preferred stock	133,681	—	—
Accretion of preferred stock to redemption value	211,020	—	—
Preferred dividend	11,708	21,791	58,397
Pro forma (loss) income available to common shareholders	$(293,505)	$45,345	$(112,016)
Basic (loss) earnings per share			
As reported	$ (9.10)	$ 1.19	$ (3.53)
Pro forma	$ (9.25)	$ 1.12	$ (3.65)
Diluted (loss) earnings per share			
As reported	$ (9.10)	$ 1.15	$ (3.53)
Pro forma	$ (9.25)	$ 1.07	$ (3.65)

The weighted average fair value of stock awards ($19.76 in 2005, $13.64 in 2004 and $9.21 in 2003) was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	For the Years Ended December 31,		
	2005	2004	2003
Dividend yield	0%	0%	0%
Expected volatility	29%	30%	35%
Risk-free interest rate	3.9%	3.5%	2.6%
Expected holding period	5 years	3 years	4 years

The Company grants stock awards to eligible employees that are subject to specific vesting conditions. These stock awards have an accelerated vesting feature associated with eligible employee retirement, allowing for the immediate exercise of stock awards without providing any future service. For pro forma reporting purposes, the Company follows the nominal vesting period approach, which requires the recognition of compensation expense over the vesting period and, if an employee terminates by reason of eligible retirement before the end of the vesting period, any remaining unrecognized compensation cost is recognized at the date of eligible retirement. Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), specifies that an award is vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). This would be the case for awards that vest when employees retire and for awards that are granted to retirement eligible employees. Accordingly, related compensation cost must be recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period.

We will continue to follow the nominal vesting period approach for (1) any new stock awards granted prior to adopting SFAS No. 123(R) and (2) the remaining portion of unvested outstanding awards after adopting SFAS No. 123(R). Upon adoption of SFAS No. 123(R), we will apply the non-substantive vesting period approach to new grants that have retirement eligibility provisions. The effect on net income of applying the nominal vesting approach versus the non-substantive vesting approach for the years ended December 31, 2005 and 2003 was immaterial and would have been approximately $2.7 million for 2004, net of tax.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and certain expenses and the disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and assumptions. Estimates and assumptions are used in the determination of sales allowances, allowances for doubtful accounts, depreciation and amortization, employee benefit plans and restructuring reserves, among others.

New Accounting Pronouncements. On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires companies to calculate the fair value of all share-based payments to employees, including grants of employee stock options, and amortize that amount over the vesting period as an expense through the statement of operations. Pro forma disclosure, as allowed under SFAS No. 123, will no longer be a permitted alternative. SFAS No. 123(R) offers a choice of transition methods including Modified Prospective and Modified Retrospective (to all prior periods or interim periods in year of adoption).

On April 14, 2005, the Securities and Exchange Commission ("SEC") announced the adoption of a new rule that amends the compliance dates for SFAS No. 123(R). The SEC's new rule allows companies to implement SFAS No. 123(R) at the beginning of their next fiscal year, instead of the next reporting period,

that begins after June 15, 2005. The Company adopted SFAS No. 123(R) effective January 1, 2006 using the Modified Prospective application method. Upon adoption of SFAS No. 123(R), the Company anticipates that it will recognize pre-tax compensation expense of approximately $47 million related to its equity awards during 2006, of which approximately $35 million of pre-tax compensation expense relates to a modification of existing equity awards and issuance of new awards in conjunction with the Dex Media Merger. See Note 17, "Subsequent Events" for further information regarding the Dex Media Merger.

In May 2005 the FASB issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS No. 154"). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement carries forward without change the guidance contained in APB Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Accordingly, the Company will adopt SFAS No. 154 effective January 1, 2006. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial position, results of operations or cash flows.

The Company has reviewed other new accounting standards not identified above and does not believe any other new standards will have a material impact on the Company's financial position or operating results.

3. Acquisitions

On January 31, 2006, we acquired all of the outstanding common stock of Dex Media for a purchase price of $4.1 billion, consisting of 36,547,381 shares of our common stock valued at $2.2 billion and $1.9 billion in cash. We also assumed all of Dex Media's outstanding indebtedness with a fair value of $5.7 billion. See Note 17, "Subsequent Events" for a further description of the Dex Media Merger.

On September 1, 2004, we completed the AT&T Directory Acquisition for $1.41 billion in cash, after working capital adjustments and the settlement of a $30 million liquidation preference owed to us related to DonTech. As a result of the acquisition, we became the publisher of AT&T-branded yellow pages directories in Illinois and Northwest Indiana. The results of the AT&T Directory Business are included in our consolidated results from and after September 1, 2004. The AT&T Directory Business now operates as R.H. Donnelley Publishing & Advertising of Illinois Partnership, an indirect wholly owned subsidiary of the Company.

On January 3, 2003, we completed the SPA Acquisition for $2.23 billion in cash and became the publisher of Sprint-branded yellow pages directories in 18 states. The results of the SPA Directory Business are included in our consolidated results from and after January 3, 2003. The SPA Directory Business now operates as R.H. Donnelley Publishing & Advertising, Inc., an indirect wholly owned subsidiary of the Company.

The primary purpose of each acquisition was to facilitate the Company's transformation from a sales agent and pre-press vendor for yellow pages advertising to a leading publisher of yellow pages directories with control over its business. The acquisitions were accounted for as purchase business combinations in accordance with SFAS No. 141, *Business Combinations.* Each purchase price was allocated to the related tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition dates. Certain long-term intangible assets were identified and recorded at their estimated fair value. Identifiable intangible assets acquired include directory services agreements between the Company and

Sprint and the Company and AT&T, customer relationships and acquired trademarks and trade names. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, the fair values of the identifiable intangible assets are being amortized over their estimated useful lives in a manner that best reflects the economic benefits derived from such assets. Goodwill is not amortized but is subject to impairment testing on an annual basis. See Note 2, Summary of Significant Accounting Policies — Identifiable Intangible Assets and Goodwill, for a further description of our intangible assets and goodwill.

Under purchase accounting rules, we did not assume or record the deferred revenue balance associated with the AT&T Directory Business of $204.1 million at September 1, 2004 or the deferred revenue balance of the SPA Business of $315.9 million at January 3, 2003. These amounts represented revenue that would have been recognized subsequent to each acquisition under the deferral and amortization method in the absence of purchase accounting. Accordingly, we did not and will not record revenue associated with directories that were published prior to each acquisition as well as directories that were published in the month each acquisition was completed. Although the deferred revenue balances were eliminated, we retained all the rights associated with the collection of amounts due under and contractual obligations under the advertising contracts executed prior to the acquisitions. As a result, the billed and unbilled accounts receivable balances acquired in both acquisitions became assets of the Company. Also under purchase accounting rules, we did not assume or record the deferred directory costs related to those directories that were published prior to each acquisition as well as directories that published in the month each acquisition was completed, totaling $175.8 million for AT&T-branded directories and $63.3 million for Sprint-branded directories. These costs represented deferred operating expenses that would have been recognized subsequent to the acquisitions under the deferral and amortization method in the absence of purchase accounting.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the AT&T Directory Acquisition on September 1, 2004:

Current assets	$ 258,595
Non-current assets	80,552
Intangible assets	1,097,500
Goodwill	212,929
Total assets acquired	1,649,576
Current liabilities	(200,006)
Non-current liabilities	(918)
Total liabilities assumed	(200,924)
Net assets acquired	$1,448,652

The unaudited pro forma financial information presented below has been prepared in accordance with SFAS No. 141, *Business Combinations*, and includes the combined AT&T Directory Business and RHD GAAP results for 2003 and 2004. Summarized unaudited condensed pro forma information for the years ended December 31, 2004 and 2003 assuming the AT&T Directory Acquisition and related financing had occurred on January 1, 2003 and 2004 is presented below. The following unaudited pro forma information does not purport to represent what the Company's results of operations would actually have been if the AT&T Directory

Acquisition had in fact occurred on January 1, 2003 and 2004 and is not necessarily representative of results of operations for any future period.

	For the Years Ended December 31,	
	2004	2003
Net revenue	$904,579	$716,979
Operating income	409,970	258,315
Net income	119,919	32,089
Preferred dividend	21,791	58,397
Income (loss) available to common shareholders	98,128	(26,308)
Diluted earnings (loss) per share	$ 2.32	$ (0.86)

4. Restructuring and Impairment Charges

The table below shows the activity in our restructuring reserves during 2003, 2004 and 2005.

	2001 Restructuring Actions	2003 Restructuring Actions	2005 Restructuring Actions	Total
Balance at December 31, 2002	$ 1,675	$ —	$ —	$ 1,675
Additions to reserve charged to goodwill	—	2,878	—	2,878
Additions to reserve charged to earnings	—	9,531	—	9,531
Payments	(1,162)	(3,910)	—	(5,072)
Reserve reversal	(513)	—	—	(513)
Balance at December 31, 2003	—	8,499	—	8,499
Additions to reserve charged to earnings	—	2,657	—	2,657
Payments	—	(7,695)	—	(7,695)
Balance at December 31, 2004	—	3,461	—	3,461
Additions to reserve charged to goodwill	—	—	8,828	8,828
Payments	—	(1,884)	(2,356)	(4,240)
Balance at December 31, 2005	$ —	$ 1,577	$ 6,472	$ 8,049

During 2003, the 2001 restructuring actions were completed, resulting in payments of $1.2 million and the remaining balance of $.5 million was reversed and included in income. These restructuring actions resulted primarily from an executive management transition and the expiration of a pre-press publishing contract in December 2002.

Following the SPA Acquisition on January 3, 2003, we consolidated publishing and technology operations, sales offices and administrative personnel and relocated the headquarters functions in Overland Park, Kansas and Purchase, New York to Cary, North Carolina. Approximately 140 people were affected by the relocation of the headquarters functions in Overland Park, Kansas and Purchase, New York, of which 75 have been included in the restructuring reserve. The remaining 65 people have relocated with the Company.

In 2003, $2.9 million was charged to goodwill representing the closure of the pre-press publishing facility operated by SPA in Blountville, Tennessee and severance paid to certain SPA executives who were terminated immediately upon the closing of the acquisition. The reserve for the pre-press publishing facility was $2.2 million and represents the remaining lease payments, net of estimated sub-lease income. An additional reserve of $0.3 million was recorded during 2004 for additional facility related costs as well as $1.3 million

related to severance and other related cost estimates. Net payments of $0.9 million and $0.4 million were made with respect to the former pre-press publishing facility during 2004 and 2005, respectively, and the remaining payments will be made through 2012. The severance for SPA executives of $0.7 million was paid in full in 2003. Restructuring charges are included in general and administrative expenses in our consolidated statement of operations.

In 2003, $9.5 million was charged to earnings primarily representing severance and related costs associated with the consolidation of the publishing and technology operations, sales offices and administrative personnel and the relocation of our headquarters. Payments of $3.6 million and $0.6 million were made during 2004 and 2005, respectively, related to severance and related costs and relocation. During 2004, several employees included in the initial reserve estimate were redirected within the Company resulting in a reduction to the reserve of $1.2 million. An additional reserve of $2.3 million was recorded during 2004, representing the estimated fair value of the remaining lease payments, net of estimated sub-lease income on the former Purchase, New York headquarters office lease. Net payments of $0.5 million and $0.8 million were made with respect to the former headquarters office lease during 2004 and 2005, respectively, and the remaining payments will be made through 2006.

During the first quarter of 2005, we completed a restructuring relating to the integration of the AT&T Directory Business. Approximately 63 employees were affected by the restructuring; 57 were terminated during the first quarter of 2005, and 6 were relocated to our corporate headquarters in Cary, North Carolina. Additionally, we vacated certain of our leased facilities in Chicago, Illinois. We estimated the costs associated with the terminated employees and the abandonment of certain of our leased facilities to be approximately $8.8 million and such costs were charged against goodwill during the first quarter of 2005. Payments of $1.4 million have been made with respect to severance, relocation and retention during 2005 and payments of $1.0 million were made in 2005 with respect to leased facilities in Chicago, Illinois. The remaining lease payments will be made through 2012. All other costs associated with the restructuring plan were estimated to be approximately $0.2 million and are being charged to earnings as incurred.

5. Long-Term Debt, Credit Facilities and Notes

Long-term debt at December 31, 2005 and 2004, consisted of the following:

	2005	2004
Credit Facility	$2,170,915	$2,202,342
8.875% Senior Notes due 2010	7,934	325,000
10.875% Senior Subordinated Notes due 2012	600,000	600,000
6.875% Senior Notes due 2013	300,000	—
Total	3,078,849	3,127,342
Less current portion	100,234	162,011
Long-term debt	$2,978,615	$2,965,331

Credit Facility

As of December 31, 2005, our Senior Secured Credit Facility, as amended and restated ("Credit Facility"), consists of a $313.4 million Term Loan A-2, a $116.0 million Term Loan A-3, a $1,429.5 million Term Loan D, a $350 million Term Loan D-1 and a $175 million Revolving Credit Facility (the "Revolver") for an aggregate Credit Facility of $2,383.9 million. All Term Loans require quarterly principal and interest payments. The Credit Facility provides for a new Term Loan C for potential borrowings up to $400 million, such proceeds, if borrowed, to be used to fund acquisitions and for retirement of Notes (defined below). As of December 31, 2005, the outstanding balances of Term Loans A-2, A-3, D and D-1 were $284.6 million,

$105.5 million, $1,425.8 million and $350.0 million, respectively and $5.0 million was outstanding under the Revolver. The Revolver, Term Loan A-2 and Term Loan A-3 mature in December 2009 and Term Loans D and D-1 mature in June 2011. The weighted average interest rate of outstanding debt under the Credit facility was 6.21% and 4.32% at December 31, 2005 and 2004, respectively.

As amended, our restated Credit Facility bears interest, at our option, at either:

- The higher of (i) a base rate as determined by the Administrative Agent, Deutsche Bank Trust Company Americas, plus a 1.00% margin on the Revolver and Term Loan A-2 and a 0.75% margin on Term Loan A-3, Term Loan D and Term Loan D-1; and (ii) the Federal Funds Effective Rate (as defined) plus 0.50%, plus a 1.00% margin on the Revolver and Term Loan A-2 and a 0.75% margin on Term Loan A-3, Term Loan D and Term Loan D-1; or
- LIBOR rate plus a 2.00% margin on the Revolver and Term Loan A-2, 1.75% margin on Term Loan A-3 and Term Loan D, and a 1.50% margin on Term Loan D-1. We may elect interest periods of 1, 2, 3, 6, 9 or 12 months for LIBOR borrowings.

The Credit Facility and the indentures governing the Notes (defined below) contain usual and customary negative covenants that, among other things, place limitations on our ability to (i) incur additional indebtedness, including capital leases and liens; (ii) pay dividends and repurchase our capital stock; (iii) enter into mergers, consolidations, acquisitions, asset dispositions and sale-leaseback transactions; (iv) make capital expenditures; (v) issue capital stock of our subsidiaries; and (vi) engage in transactions with our affiliates. The Credit Facility also contains financial covenants relating to maximum consolidated leverage, minimum interest coverage and maximum senior secured leverage as defined therein. Substantially all of our assets, including the capital stock of our subsidiaries, are pledged to collateralize our obligation under the Credit Facility and Senior Notes (defined below).

On September 1, 2004, in connection with the AT&T Directory Acquisition, we amended and restated our Credit Facility, which then consisted of a $700 million Term Loan A-2, a $1,650 million Term Loan B-2 and a $175 million Revolver for an aggregate facility of $2,525 million.

On December 6, 2004, we amended our restated Credit Facility to accomplish the following objectives:

- obtain more favorable pricing on our variable rate debt;
- provide for a new Term Loan A-3 and a new Term Loan D, both replacing the Term Loan B-2;
- adjust non-financial covenants to make them less restrictive for corporate operating flexibility; and
- obtain consent to carve out designated additional debt from required mandatory prepayments.

On December 13, 2005, we amended our Credit Facility to accomplish the following objectives:

- provide for a new $350 million Term Loan D-1 to fund the repurchase of the 8.875% Senior Notes due 2010 and pay transaction and prepayment costs;
- adjust non-financial covenants to make them less restrictive for corporate operating flexibility; and
- obtain consent for the Dex Media Merger and GS Repurchase.

Each of these amendments to the restated Credit Facility was accounted for as a modification of the underlying debt instruments.

Notes

On February 6, 2004, the Company redeemed the remaining aggregate principal amount of the 9.125% Senior Subordinated Notes due 2008 totaling $21.2 million at a redemption price of 104.563% of the

principal amount thereof, plus accrued and unpaid interest. During 2004, we recorded interest expense related to these notes of $1.2 million, consisting of a premium over par value paid at redemption of $1.0 million, plus the write-off of $0.2 million of unamortized deferred financing costs.

In connection with the SPA Acquisition, we issued $325 million 8.875% Senior Notes due 2010 ("Senior Notes") and $600 million 10.875% Senior Subordinated Notes due 2012 ("Subordinated Notes" and collectively with the Senior Notes, the "Notes"). These Notes are unsecured obligations of the Company and interest is paid on these Notes semi-annually on June 15 and December 15. On December 20, 2005, we repurchased through a tender offer and exit consent solicitation $317.1 million of the Senior Notes. We are considering, among other alternatives, redemption of the remaining $7.9 million Senior Notes in 2006. Proceeds from the Credit Facility's $350 million Term Loan D-1 were used to fund the partial repurchase, a call premium of $25.3 million and pay transaction costs. The partial repurchase of the Senior Notes has been accounted for as an extinguishment of debt and $32.7 million has been recorded as interest expense for the year ended December 31, 2005, consisting of the $25.3 million call premium and write-off of $7.4 million of unamortized deferred financing costs.

On January 14, 2005, R.H. Donnelley Corporation issued $300 million of 6.875% Senior Notes ("Holdco Notes"), the proceeds of which were used to redeem 100,303 shares of the then outstanding Preferred Stock from the GS Funds, pay transaction costs and repay debt associated with our Credit Facility. Interest is payable on the Holdco Notes semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2005. The Holdco Notes are unsecured senior obligations of the Company and mature on January 15, 2013. In connection with the issuance of the Holdco Notes, we entered into a registration rights agreement under which we completed an exchange offer registration statement with the SEC in June 2005.

At December 31, 2005, the remaining 8.875% Senior Notes had a fair value of $8.5 million and are redeemable at our option beginning in 2006 at the following prices:

Redemption Year	Price
2006	104.438%
2007	102.219%
2008 and thereafter	100.000%

At December 31, 2005, the 10.875% Senior Subordinated Notes had a fair value of $681.8 million and are redeemable at our option beginning in 2007 at the following prices:

Redemption Year	Price
2007	105.438%
2008	103.625%
2009	101.813%
2010 and thereafter	100.000%

At December 31, 2005, the 6.875% Senior Notes had a fair value of $280.5 million and are redeemable at our option beginning in 2009 at the following prices:

Redemption Year	Price
2009	103.438%
2010	101.719%
2011 and thereafter	100.000%

Aggregate maturities of long-term debt at December 31, 2005 were:

2006	$ 100,234
2007	95,234
2008	104,892
2009	166,650
2010	1,086,364
Thereafter	1,525,475
Total	$3,078,849

Dex Media Merger and GS Repurchase Financing

On January 27, 2006, in connection with the Dex Media Merger, we issued $660 million 6.875% Series A-2 Senior Discount Notes due January 15, 2013 for gross proceeds of $600.5 million and $1,210 million 8.875% Series A-3 Senior Notes due January 15, 2016 to pay the cash portion of the purchase price to the Dex Media stockholders. Also on January 27, 2006, we issued $365 million 6.875% Series A-1 Senior Discount Notes due January 15, 2013 for gross proceeds of $332.1 million to fund the GS Repurchase. Additionally, we assumed Dex Media's outstanding indebtedness with a fair value of approximately $5.7 billion. See Note 17, "Subsequent Events," for additional information regarding these transactions.

6. Partnership Income and Investment

Before the AT&T Directory Acquisition, partnership income included our 50% share of the net profits of DonTech and revenue participation income received directly from AT&T, which was based on the value of advertising sales. As a result of the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income, we now consolidate all net profits from DonTech, and our DonTech partnership investment was eliminated. Consequently, partnership income was no longer reported commencing September 1, 2004. Rather, following the AT&T Directory Acquisition, the revenues, expenses and income of the acquired AT&T Directory Business are directly recorded in our Consolidated Statements of Operations. Partnership income from DonTech for the eight months ended August 31, 2004 and year ended December 31, 2003 consisted of the following:

	Eight Months Ended August 31, 2004	Year Ended December 31, 2003
50% share of DonTech net profits	$12,777	$ 17,347
Revenue participation income	65,190	96,705
Total DonTech income	$77,967	$114,052

Summarized financial information of DonTech is shown in the table below. Prior to September 1, 2004, these results were not consolidated in our financial statements.

	Eight Months Ended August 31, 2004	Year Ended December 31, 2003
Net revenues	$68,777	$99,711
Operating income	$25,428	$33,526
Net income	$25,554	$34,694

7. Redeemable Preferred Stock and Warrants

We have 10,000,000 shares of preferred stock authorized for issuance. At December 31, 2005 and 2004, we had 100,301 and 200,604 shares of Preferred Stock outstanding, respectively. On January 27, 2006, we completed the GS Repurchase and subsequently, there are no outstanding shares of our Preferred Stock.

In a series of transactions related to the SPA Acquisition in November 2002 and January 2003, we issued through a private placement 200,604 shares of Preferred Stock and warrants to purchase 1,650,000 shares of our common stock to the GS Funds for gross proceeds of $200 million. Exercise prices related to the warrants range between $26.28 and $28.62, which are exercisable at any time during a five-year term.

Prior to the GS Repurchase, the Preferred Stock, and any accrued and unpaid dividends, were convertible by the GS Funds into common stock at any time after issuance at a price of $24.05 per share and earned a cumulative dividend of 8% compounded quarterly. We could not pay cash dividends on the Preferred Stock through September 30, 2005, during which time the dividend accreted. As of December 31, 2005, no Preferred Stock dividends have been paid in cash to the GS Funds by the Company.

The net proceeds received from the issuance of Preferred Stock in January 2003 and November 2002 were allocated to the Preferred Stock, warrants and the beneficial conversion feature ("BCF") of the Preferred Stock based on their relative fair values. The fair value of the Preferred Stock was estimated using the Dividend Discount Method, which determines the fair value based on the discounted cash flows of the security. The BCF is a function of the conversion price of the Preferred Stock, the fair value of the warrants and the fair market value of the underlying common stock on the date of issuance. The fair value of the warrants ($12.18 for January 2003 warrants and $10.43 for November 2002 warrants) was determined based on the Black-Scholes model, with the following assumptions:

Dividend yield	0%
Expected volatility	35%
Risk-free interest rate	3.0%
Expected holding period	5 years

In connection with each issuance of our Preferred Stock and each subsequent quarterly dividend date through September 30, 2005, a BCF was recorded because the fair value of the underlying common stock at the time of issuance was greater than the conversion price of the Preferred Stock. The BCF is treated as a deemed dividend because the Preferred Stock was convertible into common stock immediately after issuance. Commencing October 3, 2005, the Preferred Stock was no longer convertible into common stock, and consequently, we will no longer recognize any BCF. The Preferred Stock dividend in 2005 and 2004 of $11.7 million and $21.8 million, respectively, consisted of the stated 8% dividend of $10.1 million (including $2.5 million of accrued cash dividends) and $17.9 million, respectively, and a BCF of $1.6 million and $3.9 million, respectively.

On January 14, 2005, we repurchased 100,303 shares of our outstanding Preferred Stock from the GS Funds for $277.2 million in cash. In order to fund this repurchase, on January 14, 2005, we issued $300 million of Holdco Notes. See Note 5, Long-Term Debt, Credit Facilities and Notes, for a further discussion of the financing associated with this transaction. In connection with the Preferred Stock repurchase, we recorded a reduction in earnings available to common shareholders on the Consolidated Statements of Operations of $133.7 million to reflect the loss on the repurchase of these shares for the year-ended December 31, 2005. The excess of the cash paid to the GS Funds over the carrying amount of the repurchased Preferred Stock, plus the amount previously recognized for the BCF associated with these shares has been recognized as the loss on repurchase. Such amount represents a return to the GS Funds and, therefore has been treated in a manner similar to the treatment of the Preferred Stock dividend.

On January 27, 2006 we repurchased the remaining 100,301 shares of our outstanding Preferred Stock from the GS Funds for $336.1 million in cash including accrued cash dividends and interest pursuant to the terms of a Stock Purchase and Support Agreement (the "Stock Purchase Agreement") dated October 3, 2005. The aggregate purchase price, as defined in the Stock Purchase Agreement, was equal to: (i) the product of $64.00 and the number of shares of the Company's common stock into which the outstanding shares of the Preferred Stock was convertible as of (and including) September 30, 2005; plus (ii) an amount equal to the amount of cash dividends that would have accrued on the outstanding shares of the Preferred Stock had the parties not entered into the Stock Purchase Agreement from and after October 1, 2005 through and including the earlier of the date on which the transactions contemplated in the Stock Purchase Agreement are completed and January 3, 2006. The purchase price also included a daily interest component (as defined) based on the number of days from January 3, 2006 to the repurchase date, January 27, 2006.

Based on the terms of the Stock Purchase Agreement, the repurchase of the Preferred Stock became a probable event on October 3, 2005, requiring the recorded value of the Preferred Stock to be accreted to its redemption value. The accretion to redemption value during 2005 totaled $211.0 million and has been recorded as a reduction to net income available to common shareholders on the Consolidated Statements of Operations for the year ended December 31, 2005. In conjunction with the GS Repurchase in the first quarter of 2006, we will reverse the previously recorded BCF related to these shares and record an increase to income available to common shareholders of approximately $31.2 million.

On January 27, 2006, in order to fund the GS Repurchase, we issued $365 million 6.875% Series A-1 Senior Discount Notes due January 15, 2013 for gross proceeds of $332.1 million. See Note 17, "Subsequent Events" for additional information regarding this transaction.

8. Stock Incentive Plans

We maintain a shareholder approved stock incentive plan whereby certain employees and non-employee directors are eligible to receive stock options, stock appreciation rights, limited stock appreciation rights in tandem with stock options and deferred shares. Awards are typically granted at the fair market value of our common stock at the date of the grant. We follow APB No. 25, and related interpretations in accounting for our stock incentive plan. We typically do not recognize compensation expense related to the issuance of stock options. Compensation expense related to SARs is recognized at the end of each period in the amount by which the quoted market value of the underlying shares covered by the grant exceeds the grant price recognized over the vesting term. The awards expire not more than ten years from the grant date and the Board determines termination, vesting and other relevant provisions at the date of the grant.

Non-employee directors receive options to purchase 1,500 shares and an award of 1,500 deferred shares upon election to the Board. Non-employee directors also receive, on an annual basis, options to purchase 1,500 shares and an award of 1,500 deferred shares. Non-employee directors may also elect to receive additional options in lieu of all or a portion of their annual cash retainer fee.

Changes in awards outstanding under all of our stock incentive plans for the last three years were as follows:

	Shares	Weighted Average Exercise/Grant Price Per Share
Awards outstanding, December 31, 2002	4,282,621	$20.97
Granted	484,676	30.54
Exercised	(1,278,643)	16.76
Canceled or expired	(144,242)	25.28
Awards outstanding, December 31, 2003	3,344,412	23.78
Granted	1,279,357	41.55
Exercised	(374,152)	19.60
Canceled or expired	(214,732)	28.54
Awards outstanding, December 31, 2004	4,034,885	29.57
Granted	384,093	59.54
Exercised	(334,718)	22.06
Canceled or expired	(82,016)	46.99
Awards outstanding, December 31, 2005	4,002,244	$32.69
Available for future grants at December 31, 2005	5,301,277	

The following table summarizes information about stock awards outstanding and exercisable at December 31, 2005:

	Stock Awards Outstanding			Stock Awards Exercisable	
Range of Exercise/Grant Prices	Shares	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise/Grant Price Per Share	Shares	Weighted Average Exercise/ Grant Price Per Share
$11.10-$14.75	34,109	1.76	$14.02	34,109	$14.02
$15.22-$19.41	401,804	3.09	15.74	401,804	15.74
$24.75-$29.59	1,795,290	4.47	25.97	1,398,971	25.96
$30.11-$39.21	236,075	4.14	30.80	79,719	31.01
$41.10-$43.85	1,142,486	5.40	41.32	210,772	41.12
$46.06-$53.74	36,600	5.28	47.90	7,066	47.24
$56.72-$64.95	355,880	6.20	59.54	225	59.00
	4,002,244	4.72	$32.69	2,132,666	$25.60

At December 31, 2005, there were 4,002,244 awards outstanding at a weighted average exercise price per share of $32.69 and 2,132,666 awards exercisable at a weighted average exercise price per share of $25.60. At December 31, 2004, there were 4,034,885 awards outstanding at a weighted average exercise price per share of $29.57 and 1,709,293 awards exercisable at a weighted average exercise price per share of $22.98. At December 31, 2003, there were 3,344,412 awards outstanding at a weighted average exercise price per share of $23.78 and 1,526,193 awards exercisable at a weighted average exercise price per share of $20.10

On February 24, 2005, the Company granted 0.5 million stock appreciation rights ("SARs") to certain employees in conjunction with its annual grant of stock incentive awards. These SARs, which are settled in our common stock, were granted with a grant price of $59.00 per share, which was equal to the fair market

value of the Company's common stock on the grant date, and vest ratably over three years. On July 28, 2004, the Company granted 0.9 million SARs to certain employees, including senior management, in connection with the AT&T Directory Acquisition. These SARs, which are settled in our common stock, were granted with a grant price of $41.58 per share, which was equal to the fair market value of the Company's common stock on the grant date, and initially were scheduled to vest entirely only after five years. The maximum appreciation of the July 28, 2004 SAR grants is 100% of the initial grant price. In accordance with APB No. 25 and FIN 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*, we recognize non-cash compensation at the end of each period in the amount by which the quoted market value of the underlying shares covered by the grant exceeds the grant price recognized over the vesting term. We recognized non-cash compensation related to these and other smaller SAR grants of $4.1 million and $1.3 million during the year ended December 31, 2005 and 2004, respectively.

In connection with the SPA Acquisition, the Company granted 1.5 million options ("Founders Grant") to certain employees, including senior management, during 2002. These options were granted in October 2002 with an exercise price equal to the fair market value of the Company's common stock on the date of grant. However, the award of these options was contingent upon the successful closing of the SPA Acquisition. Therefore, these options were subject to forfeiture until January 3, 2003, by which time the fair market value of the Company's common stock exceeded the exercise price. Accordingly, these options are accounted for as compensatory options and resulted in a charge of $1.0 million during each of the years ended December 31, 2005 and 2004.

The sale of Preferred Stock in connection with the SPA Acquisition triggered a change in control under the terms of the Company's stock incentive plans. Accordingly, all awards granted through the end of 2002, with the exception of the Founders Grant options and options held by senior management (who waived the change in control provisions), became fully vested.

In connection with the Dex Media Merger, the Company granted on October 3, 2005, 1.1 million SARs to certain employees, including senior management. These SARs were granted with an exercise price of $65.00 and vest ratably over three years. The award of these SARs was contingent upon the successful completion of the Dex Media Merger. The Dex Media Merger triggered a change in control under the Company's stock incentive plans.

Accordingly, all awards granted through January 31, 2006, with the exception of stock awards held by senior management (who waived the change of control provisions), became fully vested. In addition, the vesting conditions related to the July 28, 2004 SARs grant were modified as a result of the Dex Media Merger, which now vest ratably over three years from the date of grant. Lastly, at January 31, 2006, equity awards outstanding under the existing Dex Media equity compensation plans totaled 4.0 million Dex Media option shares and had a weighted average exercise price of $5.48 per option share. As a result of the Dex Media Merger, all outstanding Dex Media equity awards were converted to RHD equity awards on February 1, 2006. Upon conversion to RHD equity awards, the number of securities to be issued upon exercise of outstanding awards totaled 1.7 million shares of RHD and have a weighted average exercise price of $12.73. On February 1, 2006, the number of RHD shares remaining available for future issuance totaled 0.5 million under the Dex Media, Inc. 2004 Incentive Award Plan. See Note 17, "Subsequent Events" for additional information.

9. Income Taxes

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statements and tax basis of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

Provision (benefit) for income taxes consisted of:

	2005	2004	2003
Current provision (benefit)			
U.S. Federal	$ —	$(25,348)	$ 4,768
State and local	—	(207)	(556)
Total current (benefit) provision	—	(25,555)	4,212
Deferred provision (benefit)			
U.S. Federal	37,087	66,230	(31,722)
State and local	6,089	5,231	(8,508)
Total deferred provision (benefit)	43,176	71,461	(40,230)
Provision (benefit) for income taxes	$43,176	$ 45,906	$(36,018)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate.

	2005	2004	2003
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%
State and local taxes, net of U.S. Federal tax benefit	3.6	4.5	6.8
Non-deductible expense	0.4	—	—
Effective tax rate	39.0%	39.5%	41.8%

Deferred tax assets and liabilities consisted of the following at December 31, 2005 and 2004:

	2005	2004
Deferred tax assets		
Reorganization and restructuring costs	$ 1,422	$ 616
Bad debts	5,445	1,313
Postretirement benefits	4,755	3,493
Capital loss carryforward	6,148	6,148
Deferred compensation	4,022	2,366
Deferred directory cost uplift	4,148	4,812
Net operating loss carryforwards	163,356	71,630
Other	—	12,004
Total deferred tax assets	189,296	102,382
Valuation allowance	(6,148)	(6,148)
Net deferred tax assets	183,148	96,234
Deferred tax liabilities		
Equity investment	—	58,741
Pension	10,914	8,804
Depreciation and amortization	218,232	138,559
Other	265	—
Deferred costs	92,672	—
Total deferred tax liabilities	322,083	206,104
Net deferred tax liability	$138,935	$109,870

The 2005 provision for income taxes of $43.2 million is comprised of a deferred tax provision due to the taxable loss generated in the current period. The 2005 deferred tax provision resulted in an effective tax rate of 39.0% and net operating losses of approximately $168.6 million related to tax deductions and amortization expense recorded for tax purposes compared to book purposes with respect to the intangible assets acquired in connection with the SPA Acquisition and the AT&T Directory Acquisition. The 2005 effective tax rate reflects a decrease in the state and local tax rate due to integration of the SPA Acquisition and the AT&T Directory Acquisition.

At December 31, 2005, the Company had $3.6 million of federal alternative minimum tax (AMT) credit carryforward, which does not expire. The Company also had federal and state net operating loss carryforwards of approximately $342.5 million (net of carryback) and approximately $650.0 million, respectively. In assessing the realizability of our deferred tax assets, we have considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. In making this determination, under the applicable financial reporting standards, we are allowed to consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based upon the future taxable income over the periods in which the deferred tax assets are utilizable and projected future taxable income, we believe it is more likely than not that we will realize the benefits of the deferred tax assets. The federal net operating loss carryforward will begin to expire in 2023, and the state net operating loss carryforwards will begin to expire in 2008. A portion of the benefits from the net operating loss carryforwards is reflected in additional paid-in capital as a portion of these

net operating loss carryforwards are generated by deductions related to the exercise of stock options. The 2005 and 2004 deduction for stock options was $13.2 million and $10.1 million, respectively.

The 2004 provision for income taxes of $45.9 million was comprised of a current tax benefit of $25.6 million and a deferred tax provision of $71.5 million. The 2004 current tax benefit resulted in an effective tax rate of 39.5% and net operating losses of approximately $72.4 million related to tax deductions in connection with the SPA Acquisition and the AT&T Directory Acquisition. The 2004 deferred tax provision of $71.5 million was primarily related to the difference in amortization expense recorded for tax purposes compared to book purposes with respect to the intangible assets acquired in connection with the SPA Acquisition and the AT&T Directory Acquisition. The 2004 effective tax rate reflects a decrease in the state and local tax rate due to integration of the SPA Acquisition and the AT&T Directory Acquisition.

The 2003 tax benefit of $36.0 million was comprised of current tax provision $4.2 million and a deferred tax benefit of $40.2 million. The 2003 tax benefit resulted in an effective tax rate of 41.8% and net operating losses of approximately $176.0 million related to tax deductions in connection with the SPA Acquisition. The 2003 deferred tax benefit primarily related to the net operating loss generated in 2003 is partially offset by a deferred tax provision principally relating to the difference in amortization recorded for tax purposes compared to book purposes with respect to intangible assets acquired in connection with the SPA Acquisition.

The Company is currently under federal tax audit by the Internal Revenue Service for the taxable years 2003 and 2004. The Company believes that adequate provisions have been made with respect to the federal tax audit and the Company believes the resolution of such audit will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. In addition, certain state tax returns are under examination by various regulatory authorities. We continuously review issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of our reserves. We believe that our accrued tax liabilities are adequate to cover all probable U.S. federal and state income tax loss contingencies.

10. Benefit Plans

Retirement Plans. We have a cash balance defined benefit pension plan covering substantially all employees with at least one year of service. The benefits to be paid to employees are based on years of service and a percentage of total annual compensation. The percentage of compensation allocated to a retirement account ranges from 3.0% to 12.5% depending on age and years of service ("cash balance benefit"). Benefits for certain employees who were participants in the predecessor The Dun & Bradstreet Corporation ("D&B") Defined Benefit Pension Plan are also determined based on the participant's average compensation and years of service ("final average pay benefit") and benefits to be paid will equal the greater of the final average pay benefit or the cash balance benefit. Pension costs are determined using the projected unit credit actuarial cost method. Our funding policy is to contribute an amount at least equal to the minimum legal funding requirement. No contributions were required to be made in 2005, 2004 or 2003. The underlying pension plan assets are invested in diversified portfolios consisting primarily of equity and debt securities. We use a measurement date of December 31 for the majority of our plan assets.

We also have an unfunded non-qualified defined benefit pension plan, the Pension Benefit Equalization Plan ("PBEP"), which covers senior executives and certain key employees. Benefits are based on years of service and compensation (including compensation not permitted to be taken into account under the previously mentioned defined benefit pension plan).

Savings Plan. We offer a defined contribution savings plan to substantially all employees and contribute $0.50 for each dollar contributed by a participating employee, up to a maximum of 6% of each participating employee's salary (including bonus and commissions). Contributions under this plan were $2.5 million, $1.7 million and $1.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Effective

July 1, 2005, DonTech's defined contribution savings plan was merged into the Company's defined contribution savings plan.

Other Postretirement Benefits. We have an unfunded postretirement benefit plan that provides certain healthcare and life insurance benefits to those full-time employees who reach retirement age while working for the Company.

In connection with the AT&T Directory Acquisition, we have assumed DonTech's benefit plans. Information presented below for 2005 and 2004 includes amounts for the Company plans and the DonTech plans since September 1, 2004. The retirement and postretirement plans of the Company and DonTech are similar in nature and both share in a master trust. A summary of the funded status of the benefit plans at December 31, 2005 and 2004 was as follows:

	Retirement Plans		Postretirement Plan	
	2005	2004	2005	2004
Change in benefit obligation				
Benefit obligation, beginning of period	$113,389	$ 65,718	$ 19,434	$ 11,290
Benefit obligation, as of September 1, 2004 (DonTech)	—	38,521	—	6,492
Service cost	5,050	4,147	685	548
Interest cost	6,406	4,661	1,195	870
Plan participant contributions	—	—	258	231
Amendments	—	—	—	2,786
Actuarial loss	6,448	3,861	2,677	2,406
Benefits paid	(5,534)	(3,519)	(1,022)	(886)
Impact of Medicare D	—	—	—	(4,303)
Benefit obligation, end of period	$125,759	$113,389	$ 23,227	$ 19,434
Change in plan assets				
Fair value of plan assets, beginning of period	$101,007	$ 64,798	$ —	$ —
Fair value of plan assets, as of September 1, 2004 (DonTech)	—	31,317	—	—
Return on plan assets	5,252	8,272	—	—
Employer contributions	58	139	765	655
Plan participant contributions	—	—	257	231
Benefits paid	(5,534)	(3,519)	(1,022)	(886)
Fair value of plan assets, end of period	$100,783	$101,007	$ —	$ —
Reconciliation of Funded Status				
Funded status of plans	$ (24,976)	$ (12,382)	$(23,227)	$(19,434)
Unrecognized net loss	36,834	28,601	4,376	1,873
Unrecognized prior service costs	1,094	1,227	3,774	4,588
Net amount recognized	$ 12,952	$ 17,446	$(15,077)	$(12,973)

Net amounts recognized in the consolidated balance sheets at December 31, 2005 and 2004 were as follows:

	Retirement Plans		Postretirement Plan	
	2005	2004	2005	2004
Prepaid benefit costs	$ —	$19,430	$ —	$ —
Accrued liabilities	(11,906)	(2,499)	(15,077)	(12,973)
Intangible asset	1,146	—	—	—
Accrued other comprehensive income	23,712	515	—	—
Net amount recognized	$ 12,952	$17,446	$(15,077)	$(12,973)

The accumulated benefit obligation for all defined benefit pension plans was $112.7 million and $102.2 million at December 31, 2005 and 2004, respectively.

The projected benefit obligation and accumulated benefit obligation for the unfunded PBEP at December 31, 2005 and 2004 was as follows:

	2005	2004
Projected benefit obligation	$4,441	$3,183
Accumulated benefit obligation	$2,749	$2,316

The net periodic benefit expense of the retirement plans for the years ended December 31, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Service cost	$ 5,050	$ 4,147	$ 3,246
Interest cost	6,406	4,661	3,671
Expected return on plan assets	(8,363)	(6,680)	(5,910)
Unrecognized prior service cost	133	116	108
Amortization of net loss from earlier periods	1,326	733	—
Net periodic benefit expense	$ 4,552	$ 2,977	$ 1,115

Additional Information

	Retirement Plans		Postretirement Plan	
	2005	2004	2005	2004
Increase in minimum pension liability included in other comprehensive income	$23,197	$515	$—	$—

The following assumptions were used in determining the benefit obligations for the retirement plans and postretirement plan:

	2005	2004	2003
Weighted average discount rate	5.50%	5.75%	6.00%
Rate of increase in future compensation	3.66%	3.66%	3.66%

The discount rate reflects the current rate at which the pension obligation could effectively be settled at the end of the year. The methodology used to determine the discount rate for 2005 was changed to a methodology that discounts the projected plan cash flows to the measurement date using the spot rates provided in the Citigroup Pension Discount Curve. A single discount rate is then computed so that the present

value of the benefit cash flows using this single rate equals the present value computed using the Citigroup Pension Discount Curve. The Company changed to this approach in 2005 to better reflect the specific cash flows of these plans in determining the discount rate. In prior years, discount rates were developed by reference to the Moody's long-term Aa corporate bond yield at the plan's measurement date, with consideration of the plan's duration relative to the duration of the Moody's Aa corporate bond portfolio.

The following assumptions were used in determining the net periodic benefit expense for the retirement plans:

	2005	2004	2003
Weighted average discount rate	5.75%	6.00%	6.50%
Rate of increase in future compensation	3.66%	3.66%	3.66%
Expected return on plan assets	8.25%	8.25%	8.25%

The weighted average discount rate used to determine the net periodic expense for the postretirement plan was 5.75%, 6.00% and 6.50% for 2005, 2004 and 2003, respectively.

For 2005 and 2004 we used a rate of 8.25% as the expected long-term rate of return assumption on plan assets for the retirement plan. This assumption is based on the plan's present target asset allocation of 65% equity securities and 35% debt securities. It reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

The net periodic benefit expense of the postretirement plan for the years ended December 31, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Service cost	$ 685	$ 548	$ 490
Interest cost	1,195	870	480
Amortization of unrecognized prior service credit	814	172	(70)
Amortization of unrecognized net loss	175	681	100
Other	—	—	10
Net periodic benefit expense	$2,869	$2,271	$1,010

The following table reflects assumed healthcare cost trend rates.

	2005	2004
Healthcare cost trend rate assumed for next year		
Under 65	10.0%	11.0%
65 and older	12.0%	13.0%
Rate to which the cost trend rate is assumed to decline		
Under 65	5.0%	5.0%
65 and older	5.0%	5.0%
Number of years that it takes to reach the ultimate trend rate	8	9

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects for 2005:

	One Percentage-Point Increase	One Percentage-Point Decrease
Effect on total service and interest costs	$ 325	$ (262)
Effect on postretirement benefit obligation	$3,013	$(2,475)

The pension plan weighted-average asset allocation at December 31, 2005 and 2004, by asset category, are as follows:

	Plan Assets at December 31,	
	2005	2004
Equity securities	67%	68%
Debt securities	33%	32%
Total	100%	100%

A total return investment approach in which a mix of equity and debt investments are used to maximize the long-term return on plan assets at a prudent level of risk. The plan's target asset allocation is presently 65% equity securities and 35% debt securities. The target allocation is controlled by periodic rebalancing back to target. Plan assets are invested using a combination of active and passive (indexed) investment strategies.

The plan's equity securities are diversified across U.S. and non-U.S. stocks. The plan's debt securities are diversified principally among securities issued or guaranteed by the United States government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, investment-grade corporate debt obligations and dollar-denominated obligations issued in the U.S. and by non-U.S. banks and corporations. Investment risk is controlled through diversification among asset classes, managers and securities. Risk is further controlled at the investment manager level by requiring active managers to follow formal written investment guidelines. Investment results are measured and monitored on an ongoing basis, and quarterly investment reviews are conducted. The plan's active United States investment manager is prohibited from investing plan assets in equity or debt securities issued or guaranteed by RHD. However, the plan may hold Donnelley stock if it is part of a total United States equity market index fund in which the plan invests.

Estimated Future Benefit Payments

The following table illustrates estimated future benefit payments to be made in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter for the Company's retirement plans and postretirement plan and expected Medicare Part D subsidies to be received:

	Retirement Plans	Postretirement Plan	Medicare Part D Subsidy
2006	$ 5,314	$ 870	$ 80
2007	5,666	950	110
2008	5,886	990	130
2009	6,349	1,030	170
2010	6,791	1,130	200
Years 2011-2015	44,084	6,650	1,560

We expect to make contributions of approximately $0.1 million and $0.9 million to our nonqualified retirement plan and postretirement plan, respectively, in 2006.

11. Commitments

We lease office facilities and equipment under operating leases with non-cancelable lease terms expiring at various dates through 2015. Rent and lease expense for 2005, 2004 and 2003 was $10.0 million, $11.6 million and $10.2 million, respectively. The future non-cancelable minimum rental payments applicable to operating leases at December 31, 2005 are:

2006	$ 9,366.9
2007	8,818.9
2008	8,357.8
2009	7,313.0
2010	4,332.2
Thereafter	12,218.1
Total	$50,406.9

We have entered into long-term purchase agreements for paper used in the publishing of our directories. The purchase commitments for the paper is with three suppliers and is estimated, based on minimum required quantities, to aggregate approximately $30.5 million through 2006. In connection with the AT&T Directory Acquisition, we entered into an Internet Yellow Pages reseller agreement whereby we are obligated to pay AT&T $15.4 million over the 5-year term of the agreement. In connection with our software system modernization and on-going support services related to the Amdocs software system, we are obligated to pay Amdocs $40.2 million over the periods 2006 through 2009.

12. Legal Proceedings

We are involved in various legal proceedings arising in the ordinary course of our business, as well as certain litigation and tax matters described below. We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available to us. For those matters where it is probable that we have incurred a loss and the loss or range of loss can be reasonably estimated, we record reserves in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to both the probable outcome and amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Based on our review of the latest information available, we believe our ultimate liability in connection with pending legal proceedings, including the litigation and tax matters described below, will not have a material adverse effect on our results of operations, cash flows or financial position, as described below. No material amounts have been accrued in our financial statements with respect to any of these matters.

In order to understand our potential exposure under the litigation and tax matters described below under the captions "Information Resources, Inc." and "Tax Matters," you need to understand the relationship between us and D&B, and certain of our predecessors and affiliates that, through various corporate reorganizations and contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, the company then known as The Dun & Bradstreet Corporation separated through a spin-off ("1996 Distribution") into three separate public companies: The Dun and Bradstreet Corporation, ACNielsen Corporation ("ACNielsen"), and Cognizant Corporation ("Cognizant"). In June 1998, The Dun & Bradstreet Corporation separated through a spin-off ("1998 Distribution") into two separate public companies:

R.H. Donnelley Corporation (formerly The Dun & Bradstreet Corporation) and a new company that changed its name to The Dun & Bradstreet Corporation. Later in 1998, Cognizant separated through a spin-off ("Cognizant Distribution") into two separate public companies: IMS Health Incorporated ("IMS"), and Nielsen Media Research, Inc. ("NMR"). In September 2000, The Dun & Bradstreet Corporation separated into two separate public companies: Moody's Corporation, ("Moody's") (formerly The Dun & Bradstreet Corporation), and a new company that changed its name to The Dun & Bradstreet Corporation. As a result of the form of R.H. Donnelley Corporation's separation from The Dun & Bradstreet Corporation in 1998, we are the corporate successor of and technically the defendant and taxpayer referred to below as D&B with respect to any matter accruing prior to June 30, 1998.

Information Resources, Inc.

The following is a description of an antitrust lawsuit filed in 1996 by Information Resources, Inc. ("IRI"). In July 1996, IRI filed a complaint, subsequently amended in 1997, in the United States District Court for the Southern District of New York, naming as defendants D&B (now, the Company, as successor of D&B), A.C. Nielsen Company (a subsidiary of ACNielsen) and IMS (then known as Cognizant), at the time of the filing, all wholly owned subsidiaries of D&B. VNU N.V., a publicly traded Dutch company ("VNU"), and its U.S. subsidiaries VNU, Inc., AC Nielsen, AC Nielsen (US), Inc. ("ACN (US)"), and NMR (collectively, the "VNU Parties"), have assumed exclusive joint and several liability for any judgment or settlement of this antitrust lawsuit (collectively, the "IRI Liabilities").

The amended complaint alleged, among other claims, various violations of U.S. antitrust laws under Sections 1 and 2 of the Sherman Antitrust Act. IRI sought damages in excess of $650.0 million, which IRI sought to treble under the antitrust laws. IRI also sought punitive damages of an unspecified amount, which we believe are precluded as a result of the prior dismissal of one of IRI's claims.

In December 2004, the Court entered an order that barred IRI from arguing that defendant's pricing practices or discounts were illegal or anti-competitive unless it could satisfy a specified burden of proof. In response to this ruling, in a press release, IRI stated, in relevant part, "without this evidence, IRI believes that little would be left of IRI's case to take to trial." As a result, IRI asked the Court to enter a final judgment against it so that it could take an immediate appeal to the Second Circuit. Defendants did not object to this request. On February 1, 2005, the U.S. District Court for the Southern District of New York entered a final judgment against IRI dismissing IRI's claims with prejudice and on the merits. The appeal was fully briefed, and was argued before the Court on October 18, 2005.

On Febraury 16, 2006, IRI and the defendants (including the Company) entered into a settlement agreement pursuant to which the VNU Parites agreed to pay IRI approximately $55.0 million in consideration for release of claims against the defendants. As a result of this settlement, we will no longer report on this matter.

Tax Matters

D&B entered into global tax-planning initiatives in the normal course of its business, primarily through tax-free restructurings of both its foreign and domestic operations (collectively, "Legacy Tax Matters"). The IRS has disputed in the past and is currently disputing certain tax positions taken with respect to the Legacy Tax Matters. The current status of these Legacy Tax Matters is summarized below.

As of December 31, 2005, settlement agreements have been executed with the IRS with respect to the Legacy Tax Matters previously referred to in our SEC filings as "Utilization of Capital Losses" and "Royalty Expense Deductions." With respect to the Utilization of Capital Losses matter, the settlement agreement resolved the matter in its entirety without any financial impact to us. For the Royalty Expense Deductions matter, the settlement resolved tax years 1995 and 1996 without any financial impact to us, which represented

approximately 90% of the total potential liability to the IRS, including penalties. We believe that the resolution of the remaining exposure to the IRS under the Royalty Expense Deduction matter will not have a material adverse impact on our financial position, results of operations or cash flows. Based upon these settlements, these matters will no longer be reported upon in our SEC filings. The one remaining Legacy Tax Matter is described immediately below.

Amortization and Royalty Expense Deductions/Royalty Income — 1997-1998

In the fourth quarter of 2003, D&B received (on our behalf) IRS notices of proposed adjustment with respect to a partnership transaction entered into in 1997. The IRS asserted that certain amortization expense deductions claimed by D&B on its 1997 and 1998 tax returns should be disallowed.

In April 2004, D&B received (on our behalf) proposed notices of deficiency from the IRS, proposing adjustments with respect to the same 1997 partnership transaction consistent with the notices of proposed adjustment. We understand that D&B filed protests relating to this matter for the 1997 and 1998 tax years with the IRS Office of Appeals. During the third quarter of 2004, D&B was informed by the IRS Office of Appeals that the 1997 and 1998 tax years were being returned to the Examination Division of the IRS for further development of the issues.

In addition, the IRS has asserted that royalty expense deductions, claimed by D&B on its tax returns for 1997 and 1998 for royalties paid to the partnership should be disallowed. The IRS also has asserted that the receipt of these same royalties by the partnership should be reallocated to and reported as royalty income by D&B, including the portions of the royalties that were allocated to third party partners in the partnership, and, thus, included in their taxable income. We understand that D&B believes that the IRS' stated positions with respect to the treatment of the royalty expense and royalty income are mutually inconsistent, making it unlikely that the IRS will prevail on both of the positions. We also understand that D&B nonetheless believes that the IRS may seek to issue notices with respect to both of these inconsistent positions.

We understand that D&B estimates that its additional tax liability as a result of the disallowance of the 1997 and 1998 amortization deductions could be up to $44.3 million (tax, interest and penalties, net of tax benefits).

In the event the IRS were to prevail on both positions with respect to the royalty expense and royalty income, which D&B believes unlikely, D&B estimates that the additional tax liability to it as a result of the disallowance of the 1997 and 1998 royalty expense deductions and the inclusion of the reallocated royalty income for all relevant years could be up to $146.3 million (tax, interest and penalties, net of tax benefits), which would be in addition to the $44.3 million noted above related to the amortization expense deduction.

We understand that D&B is attempting to resolve these matters with the IRS before proceeding to litigation, if necessary. If D&B were to challenge, at any time, any of these IRS positions for years 1997 and 1998 in U.S. District Court or the U.S. Court of Federal Claims, rather than in U.S. Tax Court, the disputed amounts for each applicable year would need to be paid in advance for the Court to have jurisdiction over the case.

Pursuant to a series of tax sharing and other agreements (collectively, "Tax Sharing Agreements") relating to the spin-offs and separations referred to above, D&B and Moody's are jointly and severally liable for all amounts resulting from the "Amortization and Royalty Expense Deductions/Royalty Income — 1997-1998" described above. Under the terms of the 1998 Distribution, D&B agreed to assume the defense and to indemnify us against any tax liability that may be assessed against us and any related costs and expenses that we may incur in connection with any of these Legacy Tax Matters. Also, as required by those agreements, Moody's has agreed to be jointly and severally liable with D&B for the indemnity obligation to us. Under the terms of certain of the other spin-offs and separations, D&B and Moody's have, between each other, agreed to be financially responsible for 50% of any potential liabilities that may arise to the extent such potential

liabilities are not directly attributable to each party's respective business operations. Only if D&B and Moody's were unable to bear all or a part of these liabilities, would we be liable, and then only to the extent that both of them could not satisfy their joint and several indemnity obligations to us.

While we cannot assure you as to the outcome of the remaining Legacy Tax Matter (Amortization and Royalty Expense Deductions/Royalty Income — 1997-1998), management presently believes that D&B and Moody's have sufficient financial resources and borrowing capacity to satisfy their respective indemnity obligations in connection with the remaining Legacy Tax Matter. Therefore, management presently believes that the ultimate resolution of this Legacy Tax Matter would not have a material adverse effect on the Company's results of operations, cash flows or financial condition.

Other Matters

The Company is exposed to potential defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using advertiser and telephone subscriber data. If such data were determined to be inaccurate or if data stored by us were improperly accessed and disseminated by us or by unauthorized persons, the subjects of our data and users of that data we collect and publish could submit claims against the Company. Although to date we have not experienced any material claims relating to defamation or breach of privacy, we may be party to such proceedings in the future that could have a material adverse effect on our business.

We are also involved in other legal proceedings, claims and litigation arising in the ordinary conduct of our business. Although we cannot assure you of any outcome, management presently believes that the outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial condition and no material amounts have been accrued in our consolidated financial statements with respect to these matters.

13. Business Segments

During 2004, we revised our historical segment reporting to reflect the change in our business that resulted from the AT&T Directory Acquisition and to reflect how management now reviews and analyzes the business. Our business of publishing yellow pages directories is now conducted in one operating segment. All pre-press publishing services and other ancillary services previously performed on behalf of other publishers are now performed entirely on behalf of the directories we now publish. As a result of the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income, we consolidate all net profits from DonTech and we eliminated our partnership investment in DonTech. Consequently, partnership income was no longer reported commencing on September 1, 2004 and, accordingly, the previously reported DonTech operating segment is no longer applicable.

14. Guarantees

R.H. Donnelley Inc. is a direct wholly owned subsidiary of R.H. Donnelley Corporation and the issuer of the Senior Notes and Subordinated Notes. R.H. Donnelley Corporation and the direct and indirect 100% owned subsidiaries of R.H. Donnelley Inc. jointly and severally, fully and unconditionally, guarantee these debt instruments. The Holdco Notes were issued by R.H. Donnelley Corporation as of January 14, 2005 and are not guaranteed by any of the Company's subsidiaries. At December 31, 2005, R.H. Donnelley Inc.'s direct wholly owned subsidiaries were R.H. Donnelley Publishing & Advertising, Inc., R.H. Donnelley APIL, Inc., DonTech Holdings, LLC, The DonTech II Partnership, R.H. Donnelley Publishing & Advertising of Illinois Holdings, LLC, R.H. Donnelley Publishing & Advertising of Illinois Partnership and Get Digital Smart.com Inc. The following consolidating condensed financial statements should be read in conjunction with the consolidated financial statements of the Company.

See Note 12, "Legal Proceedings" for a description of various legal proceedings in which the Company is involved and related contingencies.

In general, substantially all of the net assets of the Company and its subsidiaries are restricted from being paid as dividends to any third party, and our subsidiaries are restricted from paying dividends, loans or advances to R.H. Donnelley Corporation with very limited exceptions, under the terms of our Credit Facility. See Note 5, "Long-Term Debt, Credit Facilities and Notes" for a further description of our debt instruments.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

R.H. Donnelley Corporation

Consolidating Condensed Balance Sheet December 31, 2005

	R.H. Donnelley Corporation (Parent)	R.H. Donnelley Inc. (Issuer)	Guarantor Subsidiaries	Eliminations	Consolidated R.H. Donnelley Corporation
Assets					
Cash and cash equivalents	$ 830	$ 2,703	$ 4,260	$ —	$ 7,793
Accounts receivable, net	—	—	457,310	—	457,310
Deferred directory costs	—	—	67,686	—	67,686
Other current assets	—	13,162	52,327	(32,433)	33,056
Total current assets	830	15,865	581,583	(32,433)	565,845
Investment in subsidiaries	662,971	1,514,314	—	(2,177,285)	—
Fixed assets, net	—	50,059	5,628	—	55,687
Other assets	12,197	189,161	1,669	(108,949)	94,078
Intercompany receivable	—	24,919	213,545	(238,464)	—
Intercompany notes receivable	—	1,789,436	—	(1,789,436)	—
Intangible assets, net	—	—	2,833,200	—	2,833,200
Goodwill	—	—	319,014	—	319,014
Total assets	$ 675,998	$3,583,754	$3,954,639	$(4,346,567)	$3,867,824
Liabilities, Preferred Stock and Shareholders' (Deficit) Equity					
Accounts payable and accrued liabilities	$ 8,780	$ 48,698	$ 32,103	$ (20)	$ 89,561
Deferred directory revenue	—	—	463,440	—	463,440
Current deferred income taxes, net	—	36,751	80,616	(31,784)	85,583
Current portion LTD	—	100,234	—	—	100,234
Total current liabilities	8,780	185,683	576,159	(31,804)	738,818
Long-term debt	300,000	2,678,615	—	—	2,978,615
Intercompany notes payable	331,840	—	—	(331,840)	—
Intercompany payable			1,789,436	(1,789,436)	—
Deferred income taxes, net	(7,356)	13,215	50,346	(2,853)	53,352
Other long-term liabilities	—	43,270	24,384	(13,349)	54,305
Preferred Stock	334,149	—	—	—	334,149
Shareholders' (deficit) equity	(291,415)	662,971	1,514,314	(2,177,285)	(291,415)
Total liabilities, preferred stock and shareholders' (deficit) equity	$ 675,998	$3,583,754	$3,954,639	$(4,346,567)	$3,867,824

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

R.H. Donnelley Corporation

Consolidating Condensed Balance Sheet
December 31, 2004

	R.H. Donnelley Corporation (Parent)	R.H. Donnelley Inc. (Issuer)	Guarantor Subsidiaries	Eliminations	Consolidated R.H. Donnelley Corporation
Assets					
Cash and cash equivalents	$ —	$ 6,008	$ 4,747	$ —	$ 10,755
Accounts receivable, net	—	—	455,433	—	455,433
Deferred directory costs	—	—	155,959	(39,442)	116,517
Other current assets	—	18,456	693,933	(671,785)	40,604
Total current assets	—	24,464	1,310,072	(711,227)	623,309
Investment in subsidiaries	234,096	1,895,478	—	(2,129,574)	—
Fixed assets, net	—	31,125	6,562	(1)	37,686
Other assets	—	101,061	1,567	—	102,628
Intercompany notes receivable	—	2,124,745	—	(2,124,745)	—
Intangible assets, net	—	—	2,905,026	304	2,905,330
Goodwill	—	—	309,969	—	309,969
Total assets	$234,096	$4,176,873	$4,533,196	$(4,965,243)	$3,978,922
Liabilities, Preferred Stock and Shareholders' Equity					
Accounts payable and accrued liabilities	$ —	$ 366,086	$ 45,091	$ (330,815)	$ 80,362
Deferred directory revenue	—	—	381,424	—	381,424
Current portion LTD	—	162,011	111,840	(111,840)	162,011
Total current liabilities	—	528,097	538,355	(442,655)	623,797
Long-term debt	—	3,314,522	2,012,905	(2,362,096)	2,965,331
Deferred income taxes, net	—	70,612	53,366	(5,158)	118,820
Other long-term liabilities	—	29,546	33,092	(25,760)	36,878
Preferred Stock	216,111	—	—	—	216,111
Shareholders' equity	17,985	234,096	1,895,478	(2,129,574)	17,985
Total liabilities, preferred stock and shareholders' equity	$234,096	$4,176,873	$4,533,196	$(4,965,243)	$3,978,922

R.H. Donnelley Corporation

Consolidating Condensed Statement of Operations For the Year Ended December 31, 2005

	R.H. Donnelley Corporation (Parent)	R.H. Donnelley Inc. (Issuer)	Guarantor Subsidiaries	Eliminations	Consolidated R.H. Donnelley Corporation
Net Revenue	$ —	$ —	$ 956,631	$ —	$ 956,631
Expenses	38	117,929	543,989	(80,566)	581,390
Partnership and equity income	80,849	156,788	—	(237,637)	—
Operating income	80,811	38,859	412,642	(157,071)	375,241
Interest expense	(20,634)	(70,025)	(173,873)	—	(264,532)
Intercompany dividend income and minority interest (expense)	—	83,708	(939)	(82,769)	—
Pre-tax income	60,177	52,542	237,830	(239,840)	110,709
Income tax (expense) benefit	7,356	28,307	(81,042)	2,203	(43,176)
Net income	67,533	80,849	156,788	(237,637)	67,533
Dividend on Preferred Stock	11,708	—	—	—	11,708
Loss on repurchase of Preferred Stock	133,681	—	—	—	133,681
Accretion of Preferred Stock to redemption value	211,020	—	—	—	211,020
(Loss) income available to common shareholders	$(288,876)	$ 80,849	$ 156,788	$(237,637)	$(288,876)

R.H. Donnelley Corporation

Consolidating Condensed Statement of Operations For the Year Ended December 31, 2004

	R.H. Donnelley Corporation (Parent)	R.H. Donnelley Inc. (Issuer)	Guarantor Subsidiaries	Eliminations	Consolidated R.H. Donnelley Corporation
Net Revenue	$ —	$12,980	$ 638,361	$ (48,225)	$ 603,116
Expenses	—	44,282	393,279	(48,226)	389,335
Partnership and equity income	70,312	76,189	65,190	(133,724)	77,967
Operating income	70,312	44,887	310,272	(133,723)	291,748
Interest (expense) income, net	—	17,841	(193,371)	—	(175,530)
Other income	—	22	(22)	—	—
Pre-tax income	70,312	62,750	116,879	(133,723)	116,218
Income tax (expense) benefit	—	7,562	(53,468)	—	(45,906)
Net income	70,312	70,312	63,411	(133,723)	70,312
Dividend on Preferred Stock	21,791	—	—	—	21,791
Income available to common shareholders	$48,521	$70,312	$ 63,411	$(133,723)	$ 48,521

R.H. Donnelley Corporation

Consolidated Condensed Statement of Operations For the Year Ended December 31, 2003

	R.H. Donnelley Corporation (Parent)	R.H. Donnelley Inc. (Issuer)	Guarantor Subsidiaries	Eliminations	Consolidated R.H. Donnelley Corporation
Net revenue	$ —	$ 22,198	234,247	$ —	$ 256,445
Expenses	—	72,294	205,677	—	277,971
Partnership and equity income (loss)	(49,953)	106,606	222,992	(165,593)	114,052
Operating (loss) income	(49,953)	56,510	251,562	(165,593)	92,526
Interest (expense) income, net	—	(187,149)	7,129	—	(180,020)
Other income	—	1,523	—	—	1,523
Pre-tax (loss) income	(49,953)	(129,116)	258,691	(165,593)	(85,971)
Income tax (expense) benefit	—	79,163	(43,145)	—	(36,018)
Net (loss) income	(49,953)	(49,953)	215,546	(165,593)	(49,953)
Dividend on Preferred Stock	58,397	—	—	—	58,397
(Loss) income available to common shareholders	$(108,350)	$ (49,953)	$215,546	$(165,593)	$(108,350)

R.H. Donnelley Corporation

Consolidating Condensed Statement of Cash Flows
For the Year Ended December 31, 2005

	R.H. Donnelley Corporation (Parent)	R.H. Donnelley Inc. (Issuer)	Guarantor Subsidiaries	Other Eliminations	Consolidated R.H. Donnelley Corporation
Cash flow from operations	$ (11,219)	$ (17,459)	$ 420,730	$ —	$ 392,052
Cash flow from investing activities					
Purchase of fixed assets	—	(30,803)	(802)	—	(31,605)
Acquisitions	(6,450)	—	—	—	(6,450)
Intercompany notes	—	111,840	(308,575)	196,735	—
Net cash flow from investing activities	(6,450)	81,037	(309,377)	196,735	(38,055)
Cash flow from financing activities:					
Proceeds from issuance of debt, net of costs	293,439	—	—	—	293,439
Repurchase of Preferred Stock	(277,197)	—	—	—	(277,197)
Debt repaid with proceeds from new debt	—	(317,066)	—	—	(317,066)
Increase in checks not yet presented for payment	—	1,760	—	—	1,760
Additional borrowings under Credit Facility	—	341,417	—	—	341,417
Credit Facility repayments	—	(345,227)	—	—	(345,227)
Call premium	—	(25,268)	—	—	(25,268)
Revolver borrowings	—	268,000	—	—	268,000
Revolver repayments	—	(304,200)	—	—	(304,200)
Proceeds from employee stock option exercises	7,383	—	—	—	7,383
Intercompany notes and other	(5,126)	313,701	(111,840)	(196,735)	—
Net cash flow from financing activities	18,499	(66,883)	(111,840)	(196,735)	(356,959)
Change in cash	830	(3,305)	(487)	—	(2,962)
Cash at beginning of year	—	6,008	4,747	—	10,755
Cash at end of period	$ 830	$ 2,703	$ 4,260	$ —	$ 7,793

R.H. Donnelley Corporation

Consolidating Condensed Statement of Cash Flows For the Year Ended December 31, 2004

	R.H. Donnelley Corp. (Parent)	R.H. Donnelley Inc. (Issuer)	Guarantor Subsidiaries	Eliminations	Consolidated R.H. Donnelley Corporation
Cash flow from operations	$ —	$ 294,901	$ 111,402	$ —	$ 406,303
Cash flow from investing activities					
Purchase of fixed assets	—	(14,919)	(3,094)	—	(18,013)
Acquisitions	—	(1,413,620)	—	—	(1,413,620)
Other	(7,457)	111,840	7,457	(111,840)	—
Net cash flow from investing activities	(7,457)	(1,316,699)	4,363	(111,840)	(1,431,633)
Cash flow from financing activities					
Proceeds from debt	—	1,464,447	—	—	1,464,447
Debt repayments	—	(442,624)	(111,840)	111,840	(442,624)
Other	7,457	(917)	—	—	6,540
Net cash flow from financing activities	7,457	1,020,906	(111,840)	111,840	1,028,363
Change in cash	—	(892)	3,925	—	3,033
Cash at beginning of year	—	6,900	822	—	7,722
Cash at end of period	$ —	$ 6,008	$ 4,747	$ —	$ 10,755

The presentation of 2004 cash flows above has been revised from the prior year to correct the presentation of cash flow between R.H. Donnelley Corporation, R.H. Donnelley, Inc. and the Guarantor Subsidiaries.

R.H. Donnelley Corporation

Consolidated Condensed Statement of Cash Flows For the Year Ended December 31, 2003

	R.H. Donnelley Corporation (Parent)	R.H. Donnelley Inc. (Issuer)	Guarantor subsidiaries	Consolidated R.H. Donnelley Corporation
Cash flow from operations	$ —	$(136,482)	$ 385,079	$ 248,597
Cash flow from investing activities	(125,683)	(219,175)	(33,056)	(377,914)
Cash flow from financing activities	125,683	354,812	(351,243)	129,252
Change in cash	—	(845)	780	(65)
Cash at beginning of period	—	7,745	42	7,787
Cash at end of period	$ —	$ 6,900	$ 822	$ 7,722

15. Valuation and Qualifying Accounts

	Balance at Beginning of Period	Net Addition to Allowances from SPA & AT&T Directory Acquisitions	Net Additions Charged to Revenue and Expense	Write-offs and Other Deductions	Balance at End of Period
Allowance for Doubtful Accounts and Sales Claims					
For the year ended December 31, 2005	$33,093	—	54,921	(60,686)	$27,328
For the year ended December 31, 2004	$11,956	25,788	32,339	(36,990)	$33,093
For the year ended December 31, 2003	$ 4,772	31,052	1,611	(25,479)	$11,956
Deferred Tax Asset Valuation Allowance					
For the year ended December 31, 2005	$ 6,148	—	—	—	$ 6,148
For the year ended December 31, 2004	$ 5,738	—	410	—	$ 6,148
For the year ended December 31, 2003	$ 6,094	—	(356)	—	$ 5,738

16. Quarterly Information (unaudited)

	Three Months Ended			
	March 31	June 30	September 30	December 31
2005				
Net revenue(1)	$ 207,339	$232,967	$255,214	$ 261,111
Operating income(2)	70,197	91,030	102,732	111,282
Net income	7,747	20,023	27,147	12,616
Preferred dividend	3,319	2,919	2,977	2,493
Loss on repurchase of Preferred Stock(3)	133,681	—	—	—
Accretion of Preferred Stock to redemption value(3)	—	—	—	211,020
(Loss) income available to common shareholders	(129,253)	17,104	24,170	(200,897)
Basic (loss) earnings per share	$ (4.10)	$ 0.46	$ 0.65	$ (6.30)
Diluted (loss) earnings per share	$ (4.10)	$ 0.44	$ 0.62	$ (6.30)

	Three Months Ended			
	March 31	June 30	September 30	December 31
2004				
Net revenue(1)	$143,807	$144,641	$144,405	$170,263
Operating income(2)	86,738	92,136	73,686	39,188
Net income (loss)	28,095	33,057	18,474	(9,314)
Preferred dividend	5,287	5,392	5,501	5,611
Income (loss) available to common shareholders	22,808	27,665	12,973	(14,925)
Basic earnings (loss) per share	$ 0.57	$ 0.68	$ 0.32	$ (0.47)
Diluted earnings (loss) per share	$ 0.54	$ 0.65	$ 0.31	$ (0.47)

(1) Revenue from the sale of advertising is recognized under the deferral and amortization method, whereby revenue from advertising sales is initially deferred when a directory is published and recognized ratably over the life of the directory. Due to purchase accounting rules, we were not able to recognize any revenue from directories published by the AT&T Directory Business or the SPA Directory Business prior to each acquisition or for any directories published in the months the acquisitions were completed.

(2) Similar to the deferral and amortization method of revenue recognition, certain costs directly related to the selling and production of directories are initially deferred and recognized ratably over the life of the directory. Due to purchase accounting rules, we were not able to recognize any expenses from directories published by the AT&T Directory Business or the SPA Directory Business prior to each acquisition or for any directories published in the months the acquisitions were completed. Additionally, as a result of the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income and we consolidate all net profits from DonTech.

(3) On January 14, 2005, we repurchased 100,303 shares of our outstanding Preferred Stock from the GS Funds for $277.2 million. During the first quarter of 2005, we recorded a reduction to earnings available to common shareholders of approximately $133.7 million to reflect the loss on the repurchase of these shares. During the fourth quarter of 2005, the carrying value of our Preferred Stock was accreted to its redemption value of $334.1 million. As a result, we recorded a reduction from earnings available to common shareholders of approximately $211.0 million.

17. Subsequent Events

Dex Media Merger

On January 31, 2006, we completed the Dex Media Merger by purchasing all of the outstanding common stock of Dex Media for a purchase price of $4.1 billion. Pursuant to the Agreement and Plan of Merger dated October 3, 2005 ("Merger Agreement"), each issued and outstanding share of Dex Media common stock was converted into $12.30 in cash and 0.24154 of a share of RHD common stock, resulting in an aggregate cash value of $1.9 billion and aggregate stock value of $2.2 billion, based on 36,547,381 newly issued shares of RHD common stock valued at $61.82 per share. The $61.82 share price used to value the common shares issued in the Dex Media Merger was based on the average closing price of RHD's common stock for the two business days before and after the announcement of the Dex Media Merger on October 3, 2005, in accordance with EITF 95-19, *Determination of the Measurement Date for the Market Price of Securities Issued in a Purchase Business Combination.* Additionally, we assumed Dex Media's outstanding indebtedness on January 31, 2006 with a fair value of $5.7 billion. Upon completion of the Dex Media Merger and the transactions contemplated by the Merger Agreement, the Company's stockholders and the former Dex Media stockholders own approximately 47% and 53% of the Company's common stock, respectively.

The Dex Media Merger will be accounted for as a purchase business combination, with the Company considered to be the acquirer, in the first quarter of 2006 in accordance with SFAS No. 141, *Business Combinations* ("SFAS No. 141"), and the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values as of January 31, 2006. Under purchase accounting rules, we will not assume or record the deferred revenue balance of Dex Media at January 31, 2006 related to those directories that were published prior to the Dex Media Merger. Such amount would have been recognized as revenue subsequent to the merger under the deferral and amortization method in the absence of purchase accounting. Although the deferred revenue balance will be eliminated, we will retain all of the rights associated with the collection of amounts due under and obligations under the advertising contracts executed prior to the Dex Media Merger. As a result, Dex Media's accounts receivable balances remain our assets. Also under purchase accounting rules, we will not assume or record deferred directory costs at January 31, 2006 related to those directories that were published prior to the Dex Media Merger. These costs represent operating expenses that would have been recognized subsequent to the merger

under the deferral and amortization method in the absence of purchase accounting. The following purchase price allocation is preliminary and is subject to a closing balance sheet audit of Dex Media as of January 31, 2006 and the final determination of the fair value of the assets acquired and liabilities assumed.

Calculation of Allocable Purchase Price

Cash(a)		$1,861,111
RHD shares issued to Dex Media shareholders(a)		2,259,359
Allocable transaction costs		39,397
Dex Media vested and unvested equity awards(b)		88,812
Dex Media outstanding debt at fair value(c)		5,672,658
Total allocable purchase price		$9,921,337
Estimated allocation of purchase price:		
Non-Compete/publishing agreements(d)		$5,914,000
Customer relationships(d)		1,269,000
Trademarks and other(d)		505,000
Dex Media net assets acquired	345,201	
Unbilled Dex Media customers receivable, net as of January 31, 2006(e)	668,537	
Estimated profit on acquired sales contracts(f)	53,438	
Fair value adjustments:		
Reverse pre-merger deferred revenue(g)	216,286	
Reverse pre merger deferred directory costs(g)	(255,910)	
Eliminate deferred financing costs(g)	(106,774)	
Eliminate Dex Media deferred income taxes(g)	(63,967)	
Deferred taxes relating to purchase accounting(h)	(235,848)	
Fair value of net assets acquired		620,963
Goodwill(i)		1,612,374
Total allocable purchase price		$9,921,337

(a) Pursuant to the Merger Agreement, each issued and outstanding share of Dex Media common stock as of January 31, 2006 was converted into the right to receive $12.30 in cash and 0.24154 of a share of RHD common stock. As of January 31, 2006, 151,309,850 shares of Dex Media common stock were issued and outstanding, which resulted in the issuance of 36,547,381 shares of RHD common stock valued at $61.82 per share.

(b) The number of Dex Media vested equity awards after conversion to RHD shares totals 1.3 million at January 31, 2006. The value of these vested equity awards totals $69.4 million using a valuation price of $51.29 per share. The number of Dex Media unvested equity awards after conversion to RHD shares totals 0.4 million at January 31, 2006. The value of these unvested equity awards totals $19.4 million using a valuation price range of $51.29 to $52.60 per share.

(c) Pursuant to SFAS No. 141 provisions, we are required to fair value Dex Media's outstanding debt as of the Merger completion date. As of January 31, 2006, Dex Media had outstanding debt of $5.5 billion and the associated fair value adjustment totaled $0.2 billion.

(d) Represents contractual agreements Dex Media has entered into with Qwest. Such agreements include: (i) a non-competition and non-solicitation agreement with an amortization period of 37-38 years, whereby Qwest has agreed not to sell directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex Media states in which Qwest provides local telephone service, (ii) a publishing agreement with an amortization period of 37-38 years, which grants Dex Media the right to be the exclusive official directory publisher of listings and classified advertisements of Qwest's telephone customers in the geographic areas in the Dex Media states in which Qwest provides local telephone service; (iii) local and national customer relationships with an amortization period of 15-25 years; and (iv) a trademark license agreement with an amortization period of 15 years, whereby Qwest has licensed to Dex Media the right to use the Qwest Dex and Qwest Dex Advantage marks in connection with directory products and related marketing materials in the Dex Media states and the right to use these marks in connection with DexOnline.com, Dex Media's directory website. The weighted average amortization period of intangible assets acquired totals approximately 33 years.

(e) Represents estimated net unbilled Dex Media customer receivables for directories that published before January 31, 2006.

(f) Represents "cost uplift" adjustment to increase those costs incurred for directories that were scheduled to publish after January 31, 2006 to their fair value.

(g) These adjustments represent the reversal of Dex Media's pre-merger deferred revenue liability and deferred directory costs for directories published prior to January 31, 2006 and elimination of deferred financing costs and deferred income taxes, all of which are required to be eliminated under purchase accounting.

(h) Represents recognition of deferred income taxes relating to the Dex Media Merger.

(i) Represents the excess purchase price over the estimated fair value of net identifiable assets acquired. Goodwill will be allocated to the Company's one operating segment. The Company does not expect goodwill to be deductible for tax purposes.

The results of the Dex Media business will be included in our consolidated results commencing February 1, 2006. On January 27, 2006, in order to fund the cash portion of the Dex Media Merger purchase price, the Company issued $660 million aggregate principal amount at maturity ($600.5 million gross proceeds) of 6.875% Series A-2 Senior Discount Notes due January 15, 2013 and $1,210 million principal amount of 8.875% Series A-3 Senior Notes due January 15, 2016. Interest is payable semi-annually on the Series A-2 Senior Discount Notes and the Series A-3 Senior Notes. These notes are unsecured obligations of RHD, senior in right of payment to all future senior subordinated and subordinated indebtedness of RHD and structurally subordinated to all indebtedness of our subsidiaries. In addition, cash received from Dex Media West's credit facility amendment, which occurred in January 2006, was utilized to fund the remaining cash portion of the Dex Media Merger purchase price.

In connection with the issuance of these notes, we entered into a registration rights agreement, whereby we agreed, among other things to (i) file one or more registration statements with the SEC for the Series A-2 Discount Notes and Series A-3 Notes within 120 days after January 31, 2006, (ii) use reasonable efforts have such registration statement(s) declared effective by the SEC within 180 days after January 31, 2006 and (iii) subject to certain limitations, consummate the exchange offer(s) to which this exchange offer registration statement(s) relate within 210 days after January 31, 2006.

In connection with the Dex Media Merger on October 3, 2005, the Company granted 1.1 million SARs to certain employees, including senior management. These SARs were granted with a grant price of $65.00 and vest ratably over three years. The award of these SARs was contingent upon the successful completion of the Dex Media Merger. The Dex Media Merger triggered a change in control under the Company's stock incentive plans. Accordingly, all awards granted through January 31, 2006, with the exception of stock awards held by senior management (who waived the change of control provisions), became fully vested. In addition, the vesting conditions related to the July 28, 2004 SARs grant were modified as a result of the Dex Media

Merger, which now vest ratably over three years from the date of grant. At January 31, 2006, equity awards outstanding under the existing Dex Media equity compensation plans totaled 4.0 million and had a weighted average exercise price of $5.48. As a result of the Dex Media Merger, all outstanding Dex Media equity awards were converted to RHD equity awards on February 1, 2006. Upon conversion to RHD equity awards, the number of securities to be issued upon exercise of outstanding awards total 1.7 million shares of RHD and have a weighted average exercise price of $12.73. On February 1, 2006, the number of RHD shares remaining available for future issuance totaled 0.5 million under the Dex Media, Inc. 2004 Incentive Award Plan.

GS Repurchase

On January 27, 2006 we repurchased the remaining 100,301 shares of our outstanding Preferred Stock from the GS Funds for $336.1 million in cash including accrued cash dividends and interest pursuant to the terms of a Stock Purchase and Support Agreement (the "Stock Purchase Agreement") dated October 3, 2005. The aggregate purchase price, as defined in the Stock Purchase Agreement, was equal to: (i) the product of $64.00 and the number of shares of the Company's common stock into which the outstanding shares of the Preferred Stock was convertible as of (and including) September 30, 2005; plus (ii) an amount equal to the amount of cash dividends that would have accrued on the outstanding shares of the Preferred Stock had the parties not entered into the Stock Purchase Agreement from and after October 1, 2005 through and including the earlier of the date on which the transactions contemplated in the Stock Purchase Agreement are completed and January 3, 2006. The purchase price also included a daily interest component (as defined) based on the number of days from January 3, 2006 to the repurchase date, January 27, 2006. In order to fund the GS Repurchase, we issued $365 million aggregate principal amount at maturity ($332.1 million gross proceeds) of 6.875% Series A-1 Senior Discount Notes due January 15, 2013. These notes are unsecured obligations of RHD, senior in right of payment to all future senior subordinated and subordinated indebtedness of RHD and structurally subordinated to all indebtedness of our subsidiaries. Interest is payable semi-annually commencing July 15, 2006. In connection with the issuance of these notes, we entered into a registration rights agreement, whereby we agreed, among other things to (i) file an exchange offer registration statement with the SEC with respect to these notes within a 120 days after January 27, 2006, (ii) use reasonable efforts to have such exchange offer registration statement declared effective by the SEC within 180 days after January 27, 2006 and (iii) subject to certain limitations, consummate the exchange offer to which this exchange offer registration statement relates within 210 days after January 27, 2006.

As a result of the GS Repurchase, (i) the purchase agreement among the Company and the GS Funds relating to the Preferred Stock has terminated and is null and void and of no further force or effect, without any further action of the Company or the GS Funds being required, (ii) none of the GS Funds has any further rights to designate any directors of the Company or to veto any corporate action of the Company, as provided in the purchase agreement relating to the Preferred Stock or otherwise, (iii) the registration rights agreement, dated November 25, 2002, among the Company and the GS Funds has terminated and is null and void and of no further force or effect, without any further action of the Company or the GS Funds being required, and, as of the closing of the GS Repurchase, none of the GS Funds has any registration rights with respect to any securities of the Company, including, without limitation, any warrants to purchase shares of the Company's common stock or any shares of the Company's common stock that may be issued or issuable upon exercise of any such warrants.

Subject to the preceding paragraph, the GS Funds will retain their warrants to purchase approximately 1.65 million shares of the Company's common stock

As a result of the GS Repurchase becoming a probable event under the terms of the Stock Purchase Agreement dated October 3, 2005 (See Note 7, "Redeemable Preferred Stock and Warrants"), the recorded value of the Preferred Stock was accreted to its redemption value of $334.1 million at December 31, 2005 and $336.1 million at January 27, 2006. In the first quarter of 2006, the accretion in redemption value of $2.0 million will be recorded as a reduction to income available to common shareholders and the previously recorded BCF of approximately $31.2 million related to these shares will be recognized as an increase to income available to common shareholders during 2006.

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.***

There have been no changes in, or disagreements with the Company's principal independent registered public accounting firm for the three-year period ended December 31, 2005.

ITEM 9A. ***CONTROLS AND PROCEDURES.***

(a) *Evaluation of Disclosure Controls and Procedures.* Based on their evaluation, as of December 31, 2005, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), the principal executive officer and principal financial officer of the Company have each concluded that such disclosure controls and procedures are effective and sufficient to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting and the independent registered public accounting firm's attestation of that report required under Item 308 of Regulation S-K has been included in Item 8 immediately preceding the Company's consolidated financial statements.

(b) *Changes in Internal Controls.* There have not been any changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. ***OTHER INFORMATION.***

None

PART III

ITEM 10. ***DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.***

Information in response to this Item is incorporated herein by reference to the sections entitled "Board of Directors" and "Other Information — Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed on or prior to April 28, 2006 with the Securities and Exchange Commission, except that "Executive Officers of the Registrant" in Item 1 of this Annual Report responds to Item 401(b), (d) and (e) of Regulation S-K with respect to executive officers. The Company has adopted a code of ethics that applies to the Principal Executive Officer, Principal Financial Officer and the Principal Accounting Officer that is available on our website at rhd.com.

ITEM 11. ***EXECUTIVE COMPENSATION.***

Information in response to this Item is incorporated herein by reference to the section entitled "Director and Executive Compensation" in the Company's Proxy Statement to be filed on or prior to April 28, 2006 with the Securities and Exchange Commission.

ITEM 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.***

Information in response to this Item is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement to be filed on or prior to April 28, 2006 with the Securities and Exchange Commission, except that "Equity Compensation Plan Information" in Item 5 of this Report responds to Item 201(d) of Regulation S-K.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.*

Information in response to this Item is incorporated herein by reference to the section entitled "Director and Executive Compensation-Compensation Committee Interlocks and Insider Participation; Certain Relationships and Related Party Transactions" in the Company's Proxy Statement to be filed on or prior to April 28, 2006 with the Securities and Exchange Commission.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

Information in response to this Item is incorporated herein by reference to the sections entitled "Board of Directors-Committees of the Board of Directors — Audit and Finance Committee" and "— Report of the Audit and Finance Committee on Financial Reporting-Fees" in the Company's Proxy Statement to be filed on or prior to April 28, 2006 with the Securities and Exchange Commission.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.*

(A)(1) and (2) — List of financial statements and financial statement schedules

The following consolidated financial statements of the Company are included under Item 8:

Management's Annual Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2005 and 2004

Consolidated Statements of Operations for the three years ended December 31, 2005

Consolidated Statements of Cash Flows for the three years ended December 31, 2005

Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the three years ended December 31, 2005

Notes to Consolidated Financial Statements

Financial statement schedules for the Company have not been prepared because the required information has been included in the Company's consolidated financial statements included in Item 8 of this Annual Report.

(C) Exhibits:

Exhibit No.	Document
2.1#	Stock Purchase Agreement, dated as of September 21, 2002, by and among the Company, Sprint Corporation and Centel Directories LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2002, Commission File No. 001-07155)
2.2	Supplemental Agreement to Stock Purchase Agreement, dated as of December 31, 2002, by and among the Company, Sprint Corporation and Centel Directories LLC (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155)
2.3#	Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, among the Company and investment partnerships affiliated with The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2002, Commission File No. 001-07155). This Agreement is no longer in effect.
2.4#	Purchase Agreement, dated as of July 28, 2004, by and among the Company, Ameritech Corporation and Ameritech Publishing, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 2, 2004, Commission File No. 001-07155)
2.5	Amendment No. 1 to the Purchase Agreement, dated as of September 1, 2004, by and among the Company, Ameritech Corporation and Ameritech Publishing, Inc. (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
2.6#	Agreement and Plan of Merger, dated as of October 3, 2005, among the Company, Dex Media, Inc. and Forward Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)
2.7	Purchase Agreement, dated as of August 19, 2002, by and between Qwest Dex, Inc., Qwest Services Corporation, and Qwest Communications International Inc., on the one hand, and Dex Holdings LLC, on the other hand (incorporated by reference to Exhibit 2.1 to Dex Media, Inc.'s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
2.8	Amendment No. 1, dated September 9, 2003, to Purchase Agreement, dated as of August 19, 2002, by and between Qwest Dex, Inc., Qwest Services Corporation, and Qwest Communications International Inc., on the one hand, and Dex Holdings LLC, on the other hand (incorporated by reference to Exhibit 2.2 to Dex Media, Inc.'s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)]
3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the three months ended March 31, 1999, filed with the Securities and Exchange Commission on May 14, 1999 Commission File No. 001-07155)
3.2	By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the three months ended March 31, 1999, filed with the Securities and Exchange Commission on May 14, 1999 Commission File No. 001-07155)
3.3	Certificate of Incorporation of R.H. Donnelley Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to the Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 7, 1998, Registration No. 333-59287)
3.4	By-laws of R.H. Donnelley Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-4, filed with the Securities and Exchange Commission on July 17, 1998, Registration No. 333-59287)
3.5	Certificate of Designations of Convertible Cumulative Preferred Stock of R.H. Donnelley Corporation (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155)
3.6*	Certificate of Incorporation, as amended, of Dex Media Inc. (f/k/a Forward Acquisition Corporation)

Exhibit No.	Document
3.7*	Bylaws of Dex Media, Inc. (f/k/a Forward Acquisition Corporation)
4.1	Rights Agreement, dated as of October 27, 1998, between the Company and First Chicago Trust Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on November 5, 1998, Commission File No. 001-07155)
4.2	Amendment No. 1 to Rights Agreement, dated as of February 26, 2001, by and among the Company, First Chicago Trust Company of New York (as initial Rights Agent) and The Bank of New York (as successor Rights Agent) (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 28, 2001, Commission File No. 001-07155)
4.3	Amendment No. 2 to Rights Agreement, dated as of September 21, 2002, between the Company and The Bank of New York, as successor Rights Agent (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on October 1, 2002, Commission File No. 001-07155)
4.4	Amendment No. 3, dated as of October 3, 2005, to the Rights Agreement, dated as of October 27, 1998, as amended, between the Company and The Bank of New York, as successor rights agent (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-7155)
4.5	Form of Warrant Agreement, dated as of November 25, 2002, between the Company and investment partnerships affiliated with The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155)
4.6	Form of Warrant Agreement, dated January 3, 2003, between the Company and investment partnerships affiliated with The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155)
4.7	Registration Rights Agreement, dated as of November 25, 2002, among the Company and investment partnerships affiliated with The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2002, Commission File No. 001-07155). This Agreement is no longer in effect.
4.8	Indenture, dated as of December 3, 2002, between R.H. Donnelley Inc. (as successor to R.H. Donnelley Finance Corporation I), as Issuer, and The Bank of New York, as Trustee, with respect to the 8.875% Senior Notes due 2010 (incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 20, 2003, Commission File No. 001-07155)
4.9	Form of 8.875% Senior Notes due 2010 (included in Exhibit 4.8)
4.10	Supplemental Indenture, dated as of January 3, 2003, among R.H. Donnelley Inc., as Issuer, the Company and the other guarantors signatory thereto, as Guarantors, and The Bank of New York, as Trustee, with respect to the 8.875% Senior Notes due 2010 of R.H. Donnelley, Inc. (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 20, 2003, Commission File No. 001-07155)
4.11	Second Supplemental Indenture, dated as of September 1, 2004, by and among R.H. Donnelley Inc., the guarantors party thereto and The Bank of New York, as Trustee, with respect to the 8.875% Senior Notes due 2010 of R.H. Donnelley Inc. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)

Exhibit No.	Document
4.12	Third Supplemental Indenture, dated as of December 6, 2005, by and among R.H. Donnelley Inc., as Issuer, the Company and the subsidiary guarantors named therein, as Guarantors, and The Bank of New York, as Trustee, with respect to the 8.875% Senior Notes due 2010 of R.H. Donnelley, Inc. (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2005, Commission File No. 001-07155)
4.13	Guarantees relating to the 8.875% Senior Notes due 2010 (incorporated by reference to Exhibit 4.16 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 20, 2003, Commission File No. 001-07155)
4.14	Senior Guarantees relating to Second Supplemental Indenture to the Indenture governing the 8.875% Senior Notes due 2010 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
4.15	Indenture, dated as of December 3, 2002, between R.H. Donnelley Inc. (as successor to R.H. Donnelley Finance Corporation I), as Issuer, and The Bank of New York, as Trustee, with respect to the 10.875% Senior Subordinated Notes due 2012 (incorporated by reference to Exhibit 4.17 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 20, 2003, Commission File No. 001-07155)
4.16	Form of 10.875% Senior Subordinated Notes due 2012 (included in Exhibit 4.15)
4.17	Supplemental Indenture, dated as of January 3, 2003, among R.H. Donnelley Inc., as Issuer, the Company and the other guarantors signatory thereto, as Guarantors, and The Bank of New York, as Trustee, with respect to the 10.875% Senior Subordinated Notes due 2012 (incorporated by reference to Exhibit 4.18 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 20, 2003, Commission File No. 001-07155)
4.18	Second Supplemental Indenture, dated as of January 9, 2004, among R.H. Donnelley Inc., as Issuer, the Company and other guarantors signatory thereto, as Guarantors, and The Bank of New York, as Trustee, with respect to the 10.875% Senior Subordinated Notes due 2012 (incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 12, 2004, Commission File No. 001-07155)
4.19	Third Supplemental Indenture, dated as of September 1, 2004, by and among R.H. Donnelley Inc., and the guarantors party thereto, as Guarantors, and The Bank of New York, as Trustee, with respect to the 10.875% Senior Subordinated Notes due 2012 of R.H. Donnelley Inc. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
4.20	Guarantees relating to the 10.875% Senior Subordinated Notes due 2012 (incorporated by reference to Exhibit 4.20 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 20, 2003, Commission File No. 001-07155)
4.21	Senior Subordinated Guarantees relating to the Third Supplemental Indenture to the Indenture governing the 10.875% Notes due 2012 (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
4.22	Indenture, dated as of November 10, 2003, between Dex Media, Inc. and U.S. Bank National Association, as Trustee, with respect to the 8% Notes due 2013 (incorporated by reference to Exhibit 4.1 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
4.23	Form of 8% Notes due 2013 (included in Exhibit 4.22)
4.24	Supplemental Indenture, dated as of January 31, 2006, between U.S. Bank National Association, as Trustee, and Dex Media, Inc. (f/k/a Forward Acquisition Corp.) with respect to Dex Media, Inc.'s 8% Notes due 2013 (incorporated by reference to Exhibit 4.1 to Dex Media, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2006, Commission File No. 333-131626)

Exhibit No.	Document
4.25	Indenture, dated November 10, 2003, between Dex Media, Inc. and U.S. Bank National Association, as Trustee, with respect to Dex Media, Inc.'s 9% Discount Notes due 2013 (incorporated by reference to Exhibit 4.3 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
4.26	Form of 9% Discount Notes due 2013 (included in Exhibit 4.25)
4.27	Supplemental Indenture, dated as of January 31, 2006, between U.S. Bank National Association, as Trustee, and Dex Media, Inc. (f/k/a Forward Acquisition Corp.) with respect to Dex Media, Inc.'s 9% Discount Notes due 2013 (incorporated by reference to Exhibit 4.1 to Dex Media, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006, Commission File No. 333-131626)
4.28	Indenture, dated February 11, 2004, between Dex Media, Inc. and U.S. Bank National Association, as Trustee with respect to Dex Media, Inc.'s 9% Discount Notes due 2013 (incorporated by reference to Exhibit 4.5 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
4.29	Form of 9% Discount Notes due 2013 (included in Exhibit 4.28)
4.30	Supplemental Indenture, dated as of January 31, 2006, between U.S. Bank National Association, as Trustee, and Dex Media, Inc. (f/k/a Forward Acquisition Corp.) with respect to Dex Media, Inc.'s 9% Discount Notes due 2014 (incorporated by reference to Dex Media, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2006, Commission File No. 333-131626)
4.31	Indenture, dated November 8, 2002, among Dex Media East LLC, Dex Media East Finance Co. and U.S. Bank National Association, as Trustee with respect to Dex Media East LLC's 9⅞% Senior Notes due 2009 (incorporated by reference to Exhibit 4.7 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
4.32	Form of 9⅞% Senior Notes due 2009 (included in Exhibit 4.31)
4.33	Indenture, dated November 8, 2002, among Dex Media East LLC, Dex Media East Finance Co. and U.S. Bank National Association, as Trustee, with respect to Dex Media East LLC's 12⅛% Senior Subordinated Notes due 2012 (incorporated by reference to Exhibit 4.9 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
4.34	Form of 12⅛% Senior Subordinated Notes due 2012 (included in Exhibit 4.33)
4.35	Indenture, dated August 29, 2003, among Dex Media West LLC, Dex Media West Finance Co. and U.S. Bank National Association, as Trustee, with respect to Dex Media West LLC's 8½% Senior Notes due 2010 (incorporated by reference to Exhibit 4.11 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
4.36	Form of 8½% Senior Notes due 2010 (included in Exhibit 4.35)
4.37	Indenture, dated August 29, 2003, among Dex Media West LLC, Dex Media West Finance Co. and U.S. Bank National Association, as Trustee, with respect to Dex Media West LLC's 9⅞% Senior Subordinated Notes due 2013 (incorporated by reference to Exhibit 4.13 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
4.38	Form of 9⅞% Senior Subordinated Notes due 2013 (included in Exhibit 4.37)
4.39	Note Registration Rights Agreement, dated November 10, 2003, among Dex Media, Inc. and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.15 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)

Exhibit No.	Document
4.40	Discount Note Registration Rights Agreement, dated November 10, 2003, among Dex Media, Inc. and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.16 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
4.41	Discount Note Registration Rights Agreement, dated February 11, 2004, among Dex Media, Inc. and J.P. Morgan Securities Inc. and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.17 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
4.42	Indenture, dated November 24, 2004, among Dex Media West LLC, Dex Media West Finance Co., and U.S. Bank National Association, as Trustee, with respect to Dex Media West LLC's 5⅞% Senior Notes due 2011 (incorporated by reference to Exhibit 4.7 to Dex Media West LLC and Dex Media West Finance Co.'s Registration Statement on Form S-4, declared effective by the Securities and Exchange Commission on February 3, 2005, Commission File No. 333-121259
4.43	Form of 5⅞% Senior Notes due 2011 (included in Exhibit 4.42)
4.44#	Indenture, dated as of January 14, 2005, among the Company and The Bank of New York, as Trustee, with respect to the Company's 6.78% Senior Notes due 2013 of the Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 19, 2005, Commission File No. 001-07155)
4.45	Form of 6⅞% Senior Notes due 2013 (included in Exhibit 4.44)
4.46	Indenture, dated January 27, 2006, between the Company, as Issuer, and The Bank of New York, as Trustee, with respect to the Company's 6.875% Series A-1 Senior Discount Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2006, Commission File No. 001-07155)
4.47	Form of 6.875% Series A-1 Senior Discount Note due 2013, included in Exhibit 4.46)
4.48	Indenture, dated January 27, 2006, between the Company (as successor to R.H. Donnelly Finance Corporation III), as Issuer, and The Bank of New York, as Trustee, with respect to the Company's 6.875% Series A-2 Senior Discount Notes due 2013 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2006, Commission File No. 001-07155)
4.49	Form of 6.875% Series A-2 Senior Discount Note due 2013 (included in Exhibit 4.48)
4.50	Supplemental Indenture, dated January 31, 2006, by and between the Company and The Bank of New York, as Trustee, with respect to the Company's 6.875% Series A-2 Senior Discount Notes due 2013 (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2006, Commission File No. 001-07155)
4.51	Indenture, dated January 27, 2006, between the Company (as successor to R.H. Donnelly Finance Corporation III), as Issuer, and The Bank of New York, as Trustee, with respect to the Company's 8.875% Series A-3 Senior Notes due 2016 (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2006, Commission File No. 001-07155)
4.52	Form of 8.875% Series A-3 Senior Note due 2016 (included in Exhibit 4.51)
4.53	Supplemental Indenture, dated January 31, 2006, by and between the Company and The Bank of New York, as Trustee, with respect to the Company's 8.875% Series A-3 Senior Notes due 2016 (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2006, Commission File No. 001-07155)
4.54	Registration Rights Agreement, dated as of January 14, 2005, among the Company and the initial purchasers that are party thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 19, 2005, Commission File No. 001-07155)

Exhibit No.	Document
4.55	Registration Rights Agreement, dated January 27, 2006, by and between the Company and the initial purchasers identified therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2006, Commission File No. 001-07155)
10.1#	Form of Distribution Agreement between the Company (f/k/a The Dun & Bradstreet Corporation) and The New Dun & Bradstreet Corporation (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company (f/k/a The Dun & Bradstreet Corporation), filed with the Securities and Exchange Commission on September 30, 1998, Commission File No. 001-07155)
10.2#	Form of Tax Allocation Agreement between the Company (f/k/a The Dun & Bradstreet Corporation) and The New Dun & Bradstreet Corporation (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company (f/k/a The Dun & Bradstreet Corporation), filed with the Securities and Exchange Commission on September 30, 1998, Commission File No. 001-07155)
10.3#	Amended and Restated Indemnity and Joint Defense Agreement dated as of July 30, 2004, by and among VNU, N.V., VNU, Inc., ACNielson Corporation, AC Nielson (US), Inc., Nielson Media Research, Inc., the Company, the Dun & Bradstreet Corporation, Moody's Corporation, and IMS Health Incorporated (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2004, Commission File No. 001-07155)
10.4#	DonTech II Partnership Agreement, effective August 19, 1997, by and between R.H. Donnelley Inc. (f/k/a The Reuben H. Donnelley Corporation) and R.H. Donnelley Publishing and Advertising of Illinois Partnership, as successor to Ameritech Publishing of Illinois, Inc. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 7, 1998, Registration No. 333-59287)
10.5	Amendment No. 1 to DonTech II Partnership Agreement, dated as of January 28, 2000, between R.H. Donnelley Inc. and R.H. Donnelley Publishing and Advertising of Illinois Partnership, as successor to Ameritech Publishing of Illinois, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 12, 2004, Commission File No. 001-07155)
10.6#	Revenue Participation Agreement, dated as of August 19, 1997, by and between R.H. Donnelley Publishing and Advertising of Illinois Partnership, as successor to APIL Partners Partnership, and R.H. Donnelley APIL, Inc., as assignee of R.H. Donnelley Inc. (f/k/a The Reuben H. Donnelley Corporation) (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 7, 1998, Registration No. 333-59287)
10.7#	Master Agreement, executed August 19, 1997, by and among R.H. Donnelley Inc. (f/k/a The Reuben H. Donnelley Corporation), the Company (f/k/a The Dun & Bradstreet Corporation), The Am-Don Partnership a/k/a DonTech, DonTech II, Ameritech Publishing, Inc., Ameritech Publishing of Illinois, Inc., Ameritech Corporation, DonTech I Publishing Company LLC and the APIL Partners Partnership (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 7, 1998, Registration No. 333-59287) This agreement is no longer in effect.
10.8#	Exclusive Sales Agency Agreement, effective August 19, 1997, between R.H. Donnelley Publishing and Advertising of Illinois Partnership, as successor to APIL Partners Partnership, and DonTech II (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 7, 1998, Registration No. 333-59287)

Exhibit No.	Document
10.9	Agreement for Publishing Services, dated as of January 1, 2002, between Ameritech Publishing Inc. and R.H. Donnelley Inc. (certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to an Application for an Order Granting Confidential Treatment) (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2002, Commission File No. 001-07155) This agreement is no longer in effect
10.10^	Key Employees' Performance Unit Plan, as amended and restated (incorporated by reference to Exhibit 10.15 to Amendment No. 3 to the Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on September 28, 1998, Registration No. 333-59287)
10.11^	1991 Key Employees' Stock Option Plan, as amended and restated through April 25, 2000 (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2000, Commission File No. 001-07155)
10.12^	Amended and Restated 1998 Directors' Stock Plan (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2000, Commission File No. 001-07155)
10.13^	Pension Benefit Equalization Plan (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2002, Commission File No. 001-07155)
10.14^	2001 Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2002, Commission File No. 001-07155)
10.15^	2005 Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2005, Commission File No. 001-07155)
10.16^	Form of Non-Qualified Stock Option Agreement under 2005 Plan (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2005, Commission File No. 001-07155)
10.17^	Form of Annual Incentive Program Award under 2005 Plan (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2005, Commission File No. 001-07155)
10.18^	Form of Performance Unit Program Award (incorporated by reference to Exhibit 99.04 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 25, 2001, Registration No. 333-65822)
10.19^	Form of Restricted Stock Award Agreement under 2005 Plan
10.20^	Form of Stock Appreciation Rights Awards Agreement under 2005 Plan (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)
10.21*^	Form of R.H. Donnelley Corporation Restricted Stock Units Agreement under 2005 Plan
10.22^	Deferred Compensation Plan (incorporated by reference to Exhibit 4.01 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on November 24, 1999, Registration No. 333-91613)
10.23^	Form of Amendment of Awards, Consent and Waiver (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 14, 2005, Commission File No. 001-07155)
10.24^	Stock Option Plan of Dex Media, Inc., effective as of November 8, 2002 (incorporated by reference to Exhibit 10.27 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.25^	First Amendment to Stock Option Plan of Dex Media, Inc., effective as of September 9, 2003 (incorporated by reference to Exhibit 10.28 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)

Exhibit No.	Document
10.26^	Second Amendment to Stock Option Plan of Dex Media, Inc., effective as of December 18, 2003 (incorporated by reference to Exhibit 10.29 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.27^	Dex Media, Inc. 2004 Incentive Award Plan (incorporated by reference to Exhibit 4.5 to Dex Media, Inc.'s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on November 19, 2004, Commission file No. 333-120631)
10.28^	Amended and Restated Employment Agreement, dated October 3, 2005, between the Company and David C. Swanson (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)
10.29^	Amended and Restated Employment Agreement, dated October 3, 2005, between the Company and Peter J. McDonald (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)
10.30^	Amended and Restated Employment Agreement, dated October 3, 2005, between the Company and Steven M. Blondy (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)
10.31^	Employment Agreement, dated as of February 21, 2006, by and between the Company and George A. Burnett (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2006, Commission File No. 001-07155)
10.32^	Employment Agreement, dated as of January 1, 2001, between the Company and Robert J. Bush (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 28, 2001, Commission File No. 001-07155)
10.33^	Amendment No. 1 to Employment Agreement, dated as of February 27, 2001, between the Company and Robert J. Bush (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 28, 2001, Commission File No. 001-07155)
10.34	Letter Agreement, dated as of November 25, 2002, among the Company, R.H. Donnelley Inc. and investment partnerships affiliated with The Goldman Sachs Group, Inc (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2002, Commission File No. 001-07155). This Agreement is no longer in effect.
10.35	Letter Agreement, dated as of July 22, 2003, among the Company and investment partnerships affiliated with The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 10.45 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2003, Commission File No. 001-07155). This Agreement is no longer in effect.
10.36	Letter Agreement, dated as of January 3, 2003, among the Company, R.H. Donnelley Inc. and investment partnerships affiliated with The Goldman Sachs Group, Inc (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155). This Agreement is no longer in effect.
10.37#	Directory Services License Agreement, dated as of January 3, 2003, by and among R.H. Donnelley Publishing & Advertising, Inc. (f/k/a Sprint Publishing & Advertising, Inc.), CenDon L.L.C., R.H. Donnelley Directory Company (f/k/a Centel Directory Company), Sprint Corporation, Sprint Directory Trademark Company, LLC and the Sprint Local Telecommunications Division (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155)

Exhibit No.	Document
10.38#	Stock Purchase Agreement, dated as of January 10, 2005, by and among the Company and certain investment partnerships affiliated with The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 11, 2005, Commission File No. 001-07155)
10.39#	Trademark License Agreement, dated as of January 3, 2003, by and among Sprint Directory Trademark Company, LLC, R.H. Donnelley Publishing & Advertising, Inc. (f/k/a Sprint Publishing & Advertising, Inc.), CenDon L.L.C. and R.H. Donnelley Directory Company (f/k/a Centel Directory Company) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155)
10.40#	Publisher Trademark License Agreement, dated as of January 3, 2003, by and among R.H. Donnelley Publishing & Advertising, Inc. (f/k/a Sprint Publishing & Advertising, Inc.), R.H. Donnelley Directory Company (f/k/a Centel Directory Company) and Sprint Corporation (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155)
10.41	Non-Competition Agreement, dated as of January 3, 2003, by and among the Company, R.H. Donnelley Publishing & Advertising, Inc. (f/k/a Sprint Publishing & Advertising, Inc.), CenDon L.L.C., R.H. Donnelley Directory Company (f/k/a Centel Directory Company), Sprint Corporation and the Sprint Local Telecommunications Division (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155)
10.42	Subscriber Listings Agreement, dated as of January 3, 2003, by and among R.H. Donnelley Publishing & Advertising, Inc. (f/k/a Sprint Publishing & Advertising, Inc.), CenDon L.L.C., R.H. Donnelley Directory Company (f/k/a Centel Directory Company), Sprint Corporation and the Sprint Local Telecommunications Division (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2003, Commission File No. 001-07155)
10.43#	Directory Services License Agreement, dated as of September 1, 2004, among the Company, R.H. Donnelley Publishing & Advertising of Illinois Partnership (f/k/a The APIL Partners Partnership), DonTech II Partnership, Ameritech Corporation, SBC Directory Operations, Inc. and SBC Knowledge Ventures, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
10.44	Non-Competition Agreement, dated as of September 1, 2004, between the Company and SBC Communications, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
10.45	SMARTpages Reseller Agreement, dated as of September 1, 2004, among SBC Communications, Inc., Southwestern Bell Yellow Pages, Inc., SBC Knowledge Ventures, L.P., the Company, R.H. Donnelley Publishing & Advertising of Illinois Partnership (f/k/a The APIL Partners Partnership) and DonTech II Partnership (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
10.46	Ameritech Directory Publishing Listing License Agreement, dated as of September 1, 2004, among R.H. Donnelley Publishing & Advertising of Illinois Partnership (f/k/a The APIL Partners Partnership), DonTech II Partnership and Ameritech Services Inc. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
10.47	Amended and Restated Billing and Collection Agreement, dated September 1, 2003, by and between Qwest Corporation and Dex Media East LLC (f/k/a SGN LLC) (incorporated by reference to Exhibit 10.8 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)

Exhibit No.	Document
10.48	Billing and Collection Agreement, dated as of September 1, 2003, by and between Qwest Corporation and Dex Media West LLC (f/k/a GPP LLC) (incorporated by reference to Exhibit 10.9 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.49	Non-Competition and Non-Solicitation Agreement, dated November 8, 2002, by and among Dex Media East LLC (f/k/a SGN LLC), Dex Media West LLC (f/k/a GPP LLC), Dex Holdings LLC and Qwest Corporation, Qwest Communications International Inc. and Qwest Dex, Inc. (incorporated by reference to Exhibit 10.10 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.50	Publishing Agreement by and among Dex Media, Inc., Dex Media East LLC (f/k/a SGN LLC), Dex Media West LLC (f/k/a/ GPP LLC) and Qwest Corporation, dated November 8, 2002, as amended (incorporated by reference to Exhibit 10.19 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.51	Employee Cost Sharing Agreement by and among Dex Media Service LLC, Dex Media, Inc., Dex Media East LLC and Dex Media West LLC, effective as of December 31, 2003 (incorporated by reference to Exhibit 10.30 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.52	Intercompany License Agreement by and among Dex Media, Inc., Dex Media East LLC and Dex Media West LLC, effective as of September 9, 2003 (incorporated by reference to Exhibit 10.32 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.53#	Amended and Restated Credit Agreement, dated as of September 1, 2004, by and among, R.H. Donnelley Inc., as borrower, the Company, the lenders from time to time parties thereto, J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc., as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank and Bear Stearns Corporate Lending Inc., as co-syndication agents, Citicorp North America, Inc. and Goldman Sachs Credit Partners L.P., as co-documentation agents, and Deutsche Bank Trust Company Americas, as administrative agent (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
10.54	First Amendment, dated as of December 6, 2004, to the Amended and Restated Credit Agreement, dated as of September 1, 2004, by and among the Company, R.H. Donnelley Inc., the lenders from time to time parties thereto, Deutsche Bank Trust Company Americas, as administrative agent and J.P. Morgan Securities Inc. as sole bookrunner and sole lead arranger and the other agents party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2004, Commission File No. 001-07155)
10.55	Second Amendment, dated as of January 7, 2005, to the Amended and Restated Credit Agreement, dated as of September 1, 2004, by and among the Company, R.H. Donnelley Inc., the lenders from time to time parties thereto, Deutsche Bank Trust Company Americas, as administrative agent and the other agents party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 11, 2005, Commission File No. 001-07155)
10.56	Commitment Letter, dated October 2, 2005, among the Company, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)

Exhibit No.	Document
10.57#	Second Amended and Restated Credit Agreement, dated December 13, 2005, among the Company, RHDI, the several banks and other financial institutions or entities from time to time parties thereto as lenders, J.P. Morgan Securities Inc. and Deutsche Bank Trust Company Americas, as co-lead arrangers and joint-bookrunners, JPMorgan Chase Bank, N.A., as syndication agent, Bear Stearns Corporate Lending Inc., Credit Suisse, Cayman Islands Branch, Goldman Sachs Credit Partners L.P., UBS Securities LLC and Wachovia Bank, National Association, as co-documentation agents, and Deutsche Bank Trust Company Americas, as administrative agent (incorporated by reference to Exhibit 10.1, the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2005, Commission File No. 001-07155)
10.58	Amended and Restated Guaranty and Collateral Agreement, dated as of September 1, 2004, by and among the Company, R.H. Donnelley Inc., R.H. Donnelley APIL, Inc., R.H. Donnelley Publishing & Advertising, Inc., Get Digital Smart.com Inc., R.H. Donnelley Publishing & Advertising of Illinois Partnership, DonTech II Partnership, DonTech Holdings, LLC, and R.H. Donnelley Publishing & Advertising of Illinois Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 3, 2004, Commission File No. 001-07155)
10.59	Second Amended and Restated Guaranty and Collateral Agreement, dated as of December 13, 2005, by and among the Company, R.H. Donnelley, Inc., and the subsidiaries of R.H. Donnelley, Inc. party thereto, and Deutsche Bank Trust Company Americas, as collateral agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2005, Commission File No. 001-07155)
10.60	Reaffirmation, dated as of December 6, 2004, by the Company, R.H. Donnelley, Inc. and its subsidiaries in favor of Deutsche Bank Trust Company Americas, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2004, Commission File No. 001-07155)
10.61#	Second Amendment and Restatement of Credit Agreement, dated as of October 31, 2003, by and among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, J.P. Morgan Europe, Limited, as London Agent, and Bank of America, N.A., Lehman Commercial Paper Inc., Wachovia Bank, National Association and Deutsche Bank Trust Company Americas, as co-syndication agents (incorporated by reference to Exhibit 10.1 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.62	Third Amendment, dated as of June 11, 2004, to the Credit Agreement, dated as of November 8, 2002, as amended and restated as of October 31, 2003, by and among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents (incorporated by reference to Exhibit 10.2 to Dex Media, Inc.'s Registration Statement on Form S-1 and amendments thereto, declared effective by the Securities and Exchange Commission on July 21, 2004, Commission File No. 333-115489)
10.63	Fourth Amendment, dated as of November 24, 2004, to the Credit Agreement, dated as of November 8, 2002, as amended and restated as of October 31, 2003, by and among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents (incorporated by reference to Exhibit 10.3 to Dex Media, Inc.'s Registration Statement on Form S-1, declared effective by the Securities and Exchange Commission on January 25, 2005, Commission file No. 333-121859)

Exhibit No.	Document
10.64	Fifth Amendment, dated as of June 16, 2005, to the Credit Agreement, dated as of November 8, 2002, as amended and restated as of July 27, 2004, by and among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and co-lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust company Americas, as co-syndication agents (incorporated by reference to Exhibit 10.6 to Dex Media, Inc.'s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 4, 2005, Commission File No. 001-32249)
10.65	Guarantee and Collateral Agreement, dated as of November 8, 2002, by and among Dex Media East, Inc., Dex Media East LLC (f/k/a SGN LLC), Dex Media East Finance Co., LCI International, Inc. (Dex Media International, Inc.) and JPMorgan Chase Bank, as collateral agent (incorporated by reference to Exhibit 10.2 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.66	Agreement to Amend and Restate, dated December 13, 2005, among the Company and lenders that are party to the Credit Agreement, dated as of November 8, 2002, as amended, referenced therein (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2005, Commission File No. 001-07155)
10.67#	Amended and Restated Credit Agreement, dated January 31, 2006, by and among Dex Media, Inc. (f/k/a Forward Acquisition Corp.), Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, N.A., as administrative agent, and the other entities from time to time parties thereto (incorporated by reference to Exhibit 10.3 to Dex Media, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2006, Commission File No. 333-131626)
10.68	Reaffirmation Agreement, dated January 31, 2006, by and among Dex Media, Inc. (f/k/a Forward Acquisition Corp.), Dex Media East, Inc., Dex Media East LLC and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.4 to Dex Media, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2006, Commission File No. 333-131626)
10.69#	Credit Agreement, dated as of September 9, 2003, among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents (incorporated by reference to Exhibit 10.4 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472). This Credit Agreement has been amended and restated.
10.70	First Amendment, dated as of October 31, 2003, to the Credit Agreement, dated as of September 9, 2003, among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents (incorporated by reference to Exhibit 10.5 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472). This Credit Agreement has been amended and restated.
10.71	Second Amendment, dated as of June 11, 2004, to the Credit Agreement, dated as of September 9, 2003, as amended as of October 31, 2003, by and among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents (incorporated by reference to Exhibit 10.7 to Dex Media, Inc.'s Registration Statement on Form S-1, declared effective by the Securities and Exchange Commission on July 21, 2004, Commission File No. 333-115489). This Credit Agreement has been amended and restated.

Exhibit No.	Document
10.72	Third Amendment, dated as of November 24, 2004, to the Credit Agreement, dated as of September 9, 2003, among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents (incorporated by reference to Exhibit 10.9 to Dex Media, Inc.'s Registration Statement on Form S-1, declared effective by the Securities and Exchange Commission on January 25, 2005, Commission File No. 333-121859). This Credit Agreement has been amended and restated.
10.73	Fourth Amendment, dated as of June 16, 2005, to the Credit Agreement dated as of September 9, 2003, as amended and restated as of July 27, 2004, by and among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and co-lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents (incorporated by reference to Exhibit 10.5 to Dex Media, Inc.'s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 4, 2005, Commission File No. 001-32249). This Credit Agreement has been amended and restated.
10.74	Guarantee and Collateral Agreement, dated as of September 9, 2003, among Dex Media West, Inc., Dex Media West LLC, Dex Media West Finance Co. and JPMorgan Chase Bank, as collateral agent (incorporated by reference to Exhibit 10.7 to Dex Media, Inc.'s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 14, 2004, Commission File No. 333-114472)
10.75	Agreement to Amend and Restate, dated December 13, 2005, among the Company and the lenders that are party to the Credit Agreement, dated as of September 9, 2003, as amended, referenced therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2005, Commission File No. 001-07155)
10.76#	Amended and Restated Credit Agreement, dated January 31, 2006, by and among Dex Media, Inc. (f/k/a Forward Acquisition Corp.), Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, N.A., as administrative agent, and the other entities from time to time parties thereto (incorporated by reference to Exhibit 10.1 to Dex Media, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2006, Commission File No. 333-131626)
10.77	Reaffirmation Agreement, dated January 31, 2006, by and among Dex Media, Inc. (f/k/a Forward Acquisition Corp.), Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to Dex Media, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2006, Commission File No. 333-131626)
10.78#	Closing Agreement, dated as of December 13, 2004, by and between the Company and the Commissioner of the Internal Revenue Service (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 16, 2004, Commission File No. 001-07155)
10.79	Closing Agreement, dated as of July 21, 2005, by and between the Company and the Commissioner of the Internal Revenue Service (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2005, Commission File No. 001-07155)
10.80	Sponsor Stockholders Agreement, dated as of October 3, 2005, among the Company, Welsh, Carson, Anderson & Stowe IX, L.P., WD GP Associates LLC and WD Investors LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)

Exhibit No.	Document
10.81	Sponsor Stockholders Agreement, dated as of October 3, 2005, among the Company, Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle High Yield Partners, L.P., Carlyle-Dex Partners L.P. and Carlyle-Dex Partners II, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)
10.82	Support Agreement, dated October 3, 2005, among the Company, Welsh, Carson, Anderson & Stowe IX, L.P., WD GP Associates LLC and WD Investors LLC. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)
10.83	Support Agreement, dated October 3, 2005, among the Company, Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle High Yield Partners, L.P., Carlyle-Dex Partners L.P. and Carlyle-Dex Partners II, L.P. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)
10.84#	Stock Purchase and Support Agreement, dated as of October 3, 2005, among the Company and the stockholders listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2005, Commission File No. 001-07155)
10.85*^	Board of Director Compensation Plan
21*	Subsidiaries of the Company
23.1*	Consent of Pricewaterhouse Coopers LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Annual Report on Form 10-K for the period ended December 31, 2005 by David C. Swanson, Chief Executive Officer of R.H. Donnelley Corporation under Section 302 of the Sarbanes-Oxley Act
31.2*	Certification of Annual Report on Form 10-K for the period ended December 31, 2005 by Steven M. Blondy, Executive Vice President and Chief Financial Officer of R.H. Donnelley Corporation under Section 302 of the Sarbanes-Oxley Act
31.3*	Certification of Annual Report on Form 10-K for the period ended December 31, 2005 by David C. Swanson, Chief Executive Officer of R.H. Donnelley Inc. under Section 302 of the Sarbanes-Oxley Act
31.4*	Certification of Annual Report on Form 10-K for the period ended December 31, 2005 by Steven M. Blondy, Executive Vice President and Chief Financial Officer of R.H. Donnelley Inc. under Section 302 of the Sarbanes-Oxley Act
32.1*	Certification of Annual Report on Form 10-K for the period ended December 31, 2005 under Section 906 of the Sarbanes-Oxley Act by David C. Swanson, Chief Executive Officer, and Steven M. Blondy, Executive Vice President and Chief Financial Officer, for R.H. Donnelley Corporation
32.2*	Certification of Annual Report on Form 10-K for the period ended December 31, 2005 under Section 906 of the Sarbanes-Oxley Act by David C. Swanson, Chief Executive Officer, and Steven M. Blondy, Executive Vice President and Chief Financial Officer, for R.H. Donnelley Inc.

* Filed herewith

^ Management contract or compensatory plan

\# The Company agrees to furnish supplementally a copy of any omitted exhibits or schedules to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of March 2006.

R.H. Donnelley Corporation

By: /s/ DAVID C. SWANSON

David C. Swanson,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ DAVID C. SWANSON (David C. Swanson)	Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2006
/s/ GEORGE A. BURNETT (George A. Burnett)	Chairman of the Board	March 15, 2006
/s/ STEVEN M. BLONDY (Steven M. Blondy)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 15, 2006
/s/ JEFFREY A. SMITH (Jeffrey A. Smith)	Vice President and Controller (Co-Principal Accounting Officer)	March 15, 2006
/s/ ROBERT A. GROSS (Robert A. Gross)	Vice President — Finance and Administration (Co-Principal Accounting Officer)	March 15, 2006
/s/ JAMES A. ATTWOOD (James A. Attwood)	Director	March 15, 2006
/s/ MICHAEL P. CONNORS (Michael P. Connors)	Director	March 15, 2006
/s/ NANCY E. COOPER (Nancy E. Cooper)	Director	March 15, 2006
/s/ ANTHONY DENICOLA (Anthony deNicola)	Director	March 15, 2006
/s/ R. GLENN HUBBARD (R. Glenn Hubbard)	Director	March 15, 2006
/s/ ROBERT KAMERSCHEN (Robert Kamerschen)	Director	March 15, 2006

/s/ Russell T. Lewis (Russell T. Lewis)	Director	March 15, 2006
/s/ Alan F. Schultz (Alan F. Schultz)	Director	March 15, 2006
/s/ David M. Veit (David M. Veit)	Director	March 15, 2006
/s/ Barry Lawson Williams (Barry Lawson Williams)	Director	March 15, 2006
/s/ Edwina Woodbury (Edwina Woodbury)	Director	March 15, 2006

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of March, 2006.

R.H. Donnelley Inc.

By: /s/ DAVID C. SWANSON
David C. Swanson,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ DAVID C. SWANSON (David C. Swanson)	Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2006
/s/ STEVEN M. BLONDY (Steven M. Blondy)	Executive Vice President and Chief Financial Officer and Director (Principal Financial Officer)	March 15, 2006
/s/ JEFFREY A. SMITH (Jeffrey A. Smith)	Vice President and Controller (Co-Principal Accounting Officer)	March 15, 2006
/s/ ROBERT A. GROSS (Robert A. Gross)	Vice President — Finance and Administration (Co-Principal Accounting Officer)	March 15, 2006
/s/ ROBERT J. BUSH (Robert J. Bush)	Director	March 15, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 333-131626

Dex Media, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**20-4059762**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

1001 Winstead Drive
Cary, North Carolina 27513
(Address of principal executive offices)

(919) 297-1600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value at June 30, 2005, the last day of our most recently completed second quarter, of shares of the Registrant's common stock held by non-affiliates of the registrant was approximately $1,738,302,202.

The registrant is a wholly-owned subsidiary of R.H. Donnelley Corporation. As of March 15, 2006, R.H. Donnelley Corporation owned all 1,000 outstanding shares of the registrant's common stock, par value $0.01 per share.

THE REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTIONS I(1)(a) AND (b) OF FORM 10-K AND IS THEREFORE FILING THIS FORM WITH THE REDUCED DISCLOSURE FORMAT.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

* Omitted pursuant to General Instructions I(2)(c) of Form 10-K.

** Omitted pursuant to General Instructions I(2)(a) of Form 10-K.

*** Pursuant to General Instructions I(2)(a) of Form 10-K: (i) the information called for by Item 7, Management's Discussion and Analysis of Financial condition and Results of Operations has been omitted and (ii) the registrant is providing a management's narrative analysis of results of operations.

PART I.

Cautionary Note Regarding Forward-Looking Statements

This annual report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements relate to Dex Media's expectations as to future events and its future financial performance. In some cases, you can identify these forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "assumption" or the negative of these terms or other comparable words. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described in this annual report. These factors may cause Dex Media's actual results to differ materially from any of Dex Media's forward-looking statements.

These risks and uncertainties are described in detail in Item 1A — "Risk Factors." In summary, these risks and uncertainties include, without limitation: (i) our substantial indebtedness, which could impair our ability to operate our business; (ii) the terms of our subsidiaries' credit facilities and indentures, which may restrict our access to cash flow and our ability to pursue our business strategies; (iii) the fact that we or our subsidiaries may incur more debt; (iv) the significant competition that we face, which could reduce our market share and harm our financial performance; (v) the loss of any of our key agreements with Qwest; (vi) adverse outcomes resulting from bankruptcy proceedings against Qwest; (vii) possible future changes in Qwest's directory publishing obligations, which may increase our costs; (viii) declining usage of printed yellow page directories; (ix) our inability to renew customer advertising contracts; (x) risks related to the start-up of new print or Internet directories and media services; (xi) our reliance on, and extension of credit to, small and medium-sized enterprises; (xii) our dependence on third-party providers of printing, distribution and delivery services; (xiii) the impact of fluctuations in the price or availability of paper; (xiv) the impact of turnover among sales representatives or the loss of key personnel; (xv) the fact that our sales of advertising to national accounts is coordinated by third parties that we do not control; (xvi) the occurrence of strikes or work stoppages; (xvii) general economic factors and business conditions; (xviii) disruption resulting from our merger with R.H. Donnelley Corporation, making it more difficult to maintain relationships with customers, employees or suppliers; and (xix) uncertainties regarding Donnelley's ability to successfully integrate Dex Media's business. For additional information, see Item 1A — "Risk Factors."

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. These forward-looking statements are made as of the date of this annual report and, except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission (the "SEC"), we assume no obligation to update or revise them or to provide reasons why actual results may differ.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this annual report. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this annual report.

We utilize the deferral and amortization accounting method, under which revenue and expenses are recognized over the lives of the directories. See Item 7 — "Management's Narrative Analysis of Results of Operations." A few of our competitors may utilize the point of publication accounting method of recognizing revenue and expenses, under which revenue and expenses are recognized when a directory is published. As a result, while we believe that the information presented herein with respect to ourselves and our competitors is comparable, comparisons made beyond the scope of those made in this annual report may be affected by these differing accounting methods.

The following trademarks referred to in this annual report are registered trademarks of Dex Media, Inc.: "DEX®," "DexOnline.com®" and "Dex Knows®." The following trademarks referred to in this annual report are registered trademarks of Qwest Communications International Inc. and are used by us under license: "QWEST DEX®" and "QWEST DEX ADVANTAGE®."

Certain Definitions

As used in this annual report, the following terms shall have the following respective meanings, unless the context requires otherwise.

- "Dex Media," "we," "our" and "us" refers collectively to Dex Media, Inc. and its consolidated subsidiaries and their predecessors;
- "Donnelley" refers to R.H. Donnelley Corporation;
- "Dex Media East" refers to Dex Media East LLC, an indirect wholly-owned subsidiary of Dex Media;
- "Dex Media West" refers to Dex Media West LLC, an indirect wholly-owned subsidiary of Dex Media;
- "Dex East States" refers to Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota, and South Dakota;
- "Dex West States" refers to Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming;
- "Dex States" refers collectively to the Dex East States and the Dex West States;
- "Qwest" refers to Qwest Communications International Inc. and its subsidiaries, including Qwest Corporation, the local exchange carrier subsidiary of Qwest Communications International Inc.; and
- "Qwest Dex" refers collectively to Qwest Dex, Inc. and its parent, Qwest Dex Holdings, Inc.

ITEM 1. *BUSINESS*

Recent Development

On January 31, 2006, our predecessor, Dex Media, Inc., merged with and into Forward Acquisition Corporation ("FAC"), a wholly owned subsidiary of Donnelley. In the merger, each share of Dex Media, Inc. common stock was converted into the right to receive $12.30 in cash and 0.24154 of a share of Donnelley common stock. Donnelley also assumed all Dex Media, Inc.'s outstanding indebtedness on January 31, 2006 with a fair value of $5.7 billion. In connection with the consummation of the merger, the name of FAC was changed to Dex Media, Inc. As a result of the merger, we became a wholly owned subsidiary of Donnelley.

The Company

We are the exclusive publisher of the "official" yellow pages and white pages directories for Qwest in the following states where Qwest is the primary incumbent local exchange carrier: Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. We have been publishing directories for over 100 years. Our contractual agreements with Qwest grant us the right to be the exclusive incumbent publisher of the "official" yellow pages and white pages directories for Qwest in the Dex States until November 2052 and prevent Qwest from competing with us in the directory products business in the Dex States until November 2042.

We are the largest directory publisher in the Dex States and, together with our parent, Donnelley, the third largest directory publisher in the United States. In 2005 and 2004, we published 293 and 269 directories, respectively, and printed approximately 51.8 and 44.5 million copies of these directories, respectively, for distribution to virtually all business and residential consumers throughout the Dex States. In addition, our Internet-based directory, DexOnline.com, further extends the distribution of our advertisers' content. DexOnline.com, which is offered both bundled with our print directories and on a stand-alone basis, includes approximately 20 million business listings and 124 million residential listings from across the United States. Our other products and services include the sale of direct marketing lists and the sale of Dex directories and other publishers' directories outside the normal delivery schedule.

We seek to bring buyers together with our advertising customers through a cost-effective, bundled advertising solution that includes print, Internet-based and CD-ROM directories. The majority of our advertising customers are local small and medium-sized enterprises ("SMEs") and national businesses with a local presence. We believe that our advertising customers value: (i) our ability to provide consumers with an authoritative and diverse reference source to search for products and services across multiple platforms; (ii) our broad distribution to potential buyers of our advertisers' products and services; (iii) our lower cost per usage compared with most other directories and a higher return on investment than other forms of local advertising; and (iv) the quality of our client service and support.

For the year ended December 31, 2005, we generated approximately 97% of our total revenue from the sale of bundled print and Internet directory advertising. Our other products and services accounted for the remaining 3% of our total revenue. For the years ended December 31, 2005 and 2004, we generated $1,658.4 million and $1,602.9 million in revenue, respectively. Excluding the effects of purchase accounting, as described in Item 7 — "Management's Narrative Analysis of Results of Operations," we generated $1,649.7 million in revenue for the year ended December 31, 2004. For complete information concerning our financial performance, see Item 8 — "Financial Statements and Supplementary Data."

Our History

On August 19, 2002, Dex Holdings, LLC ("Dex Holdings"), the former parent of Dex Media, entered into two purchase agreements with Qwest to acquire the directory business of Qwest Dex, the directory services subsidiary of Qwest, in two separate phases, for an aggregate consideration of approximately $7.1 billion (excluding fees and expenses). In connection with the first phase, Dex Holdings assigned its right to purchase the directory business in the Dex East States to its indirect subsidiary, Dex Media East. Dex Media East consummated the first phase of the acquisition on November 8, 2002 (the "Dex East Acquisition") and

currently operates the acquired directory business in the Dex East States. In connection with the second phase, Dex Holdings assigned its right to purchase the directory business in the Dex West States to its indirect subsidiary, Dex Media West. Dex Media West consummated the second phase of the acquisition on September 9, 2003 (the "Dex West Acquisition" and together with the Dex East Acquisition, the "Acquisitions") and currently operates the acquired directory business in the Dex West States. Dex Holdings was dissolved effective January 1, 2005.

In connection with the Acquisitions, we, Dex Media East and Dex Media West entered into a number of contractual agreements with Qwest. For a summary of the principal terms of certain of such agreements, see "Agreements Between Us, Dex Media East and/or Dex Media West and Qwest" in this Item 1.

On October 3, 2005, our predecessor, Dex Media, Inc., entered into an Agreement and Plan of Merger with Donnelley and FAC pursuant to which each issued and outstanding share of Dex Media, Inc. common stock was to be converted into $12.30 in cash and 0.24154 of a share of Donnelley common stock. On January 31, 2006, that merger was completed and Dex Media, Inc. merged with and into FAC, a wholly owned subsidiary of Donnelley. Donnelley also assumed all Dex Media, Inc.'s outstanding indebtedness on January 31, 2006 with a fair value of $5.7 billion. In connection with the consummation of the merger, the name of FAC was changed to Dex Media, Inc. As a result of the merger, we became a wholly owned subsidiary of Donnelley.

Markets

In 2005, we published 293 directories and printed approximately 51.8 million copies of these directories for distribution to virtually all business and residential consumers in the metropolitan areas and local communities in the Dex States. Our directories are generally well established in their communities and cover contiguous geographic areas to create a strong local market presence and achieve selling efficiencies.

We derive a significant portion of our directory services revenue from the sale of directory advertising to businesses in large metropolitan areas. For the year ended December 31, 2005, approximately 45% and 62% of our directory services revenue was derived from the sale of directory advertising in our 5 and 10 largest geographic markets, respectively.

Products and Services

We deliver a portfolio of advertising products focused on bringing buyers and sellers together, distributing relevant information across multiple platforms to assist in the buying decision. Our bundled print and Internet directory services generated approximately 97% of our total revenue for the year ended December 31, 2005.

Print Directories

In almost every market that we serve, Dex Media publishes both a white pages section and a yellow pages section in its print directory products. In 2005, we published 293 print directories, including directories that contained both white and yellow pages, directories that contained only yellow pages and directories that contained only white pages. Whenever practicable, we combine the two sections into one directory. In large markets where it is impractical to combine the two sections into one volume, separate stand-alone white and yellow pages directories are normally published at the same time.

Our print directories are designed to meet the advertising needs of local and national businesses and the informational needs of local consumers. The diversity of advertising options available enables us to create customized advertising programs that are responsive to specific customer needs and financial resources. Our yellow pages and white pages directories are also efficient sources of information for consumers, featuring a comprehensive list of businesses in the local market that are conveniently organized under thousands of directory headings.

We serve a diverse group of communities in our 14-state region, many of which have a number of consumers for whom English is not their primary language. In order to better serve our diverse base of consumers and further extend the reach of our advertisers, during 2005 we published Spanish language Yellow

Pages in 22 markets. We expect to continue evaluating the needs of our multi-lingual communities and develop targeted segment products that best serve those communities.

Dex Media has two primary types of printed directories: core directories and community directories. Core directories generally cover large population or regional areas, whereas community directories typically focus on a sub-section of the areas addressed by a corresponding core directory. Most core directories contain yellow pages, white pages and specialty sections. Our print directory advertising products can be broken down into three basic categories: Yellow Pages, White Pages and Awareness Products.

Yellow Pages Directories. We offer all businesses a basic listing at no charge in the relevant edition of our yellow pages directories. This listing includes the name, address and telephone number of the business and is included in alphabetical order in the relevant classification. In addition, we offer a range of paid advertising options in our yellow pages directories, as set forth below:

- *Listing Options.* An advertiser may enhance its complimentary listing in several ways. It may pay to have its listing highlighted or printed in bold or super bold text, which increases the visibility of the listing. An advertiser may also purchase extra lines of text to convey information such as hours of operation or a more detailed description of its business.

- *In-column Advertising Options.* For greater prominence on a page, an advertiser may expand its basic alphabetical listing by purchasing advertising space in the column in which the listing appears. The cost of in-column advertising depends on the size and type of the advertisement purchased and the heading under which it will be placed. In-column advertisements may include such features as bolding, special fonts, color and graphics.

- *Display Advertising Options.* A display advertisement allows businesses to include a wide range of information, illustrations, photographs and logos. The cost of display advertisements depends on the size and type of advertisement purchased and the heading under which it will be placed. Display advertisements are usually placed at the front of a heading, and are prioritized first by size and then by advertiser seniority. This process of prioritizing provides a strong incentive to advertisers to increase the size of their advertisements and renew their advertising purchases from year to year to ensure that their advertisements receive priority placement. Display advertisements range in size from a quarter column to as large as two pages (a "double truck" advertisement) and three pages (a "triple truck" advertisement). Various levels of color sophistication, including spot-four color, enhanced color, process photo and hi-impact are available for display products.

White Pages Directories. State public utilities commissions require Qwest, as the local exchange carrier in its local service area, to have white pages directories published to serve its local service areas. Qwest has contracted with us to publish these directories until November 7, 2052. By virtue of this agreement, we provide a white pages listing to every residence and business in a given area that sets forth the name, address and phone number of each residence or business, unless they have requested to be non-listed.

Advertising options include bolding and highlighting for added visibility, extra lines for the inclusion of supplemental information and in-column and display advertisements.

Awareness Products. Our line of "awareness products" allows businesses to advertise in a variety of highly visible locations on or in a directory. Each directory has a limited inventory of awareness products, which provide high value to advertisers and are priced at a premium to in-column and display advertisements. Our awareness products include:

- *Covers* — Premium location advertisements that are available on the front cover, inside front and back cover and the outside back cover of a directory.

- *Spines* — Premium location advertisements that are available on the spine of yellow and white pages directories.

- *Tabs* — A full-page, double-sided, hard stock, full-color insert that is bound inside and that separates key sections of the directory. These inserts enable advertisers to achieve prominence and increase the amount of information displayed to directory users.
- *Tip-Ons* — Removable paper or magnet coupons that are placed on the front cover of a directory.
- *Banners* — Advertisements sold at the top margin of a page in the Community or Government section of the directory.
- *Delivery Bags* — Premium awareness space located on the bags used in the delivery of most print directories, with between one and three advertisers per bag.
- *Ride-alongs* — Premium insert programs through which businesses deliver messages and promotional offers to customers in conjunction with directories delivered right to the mailbox or doorstep. Advertisers can choose between total market coverage inserts that "ride-along" with the new edition of directories as they are delivered to users, or new mover delivery inserts reaching the lucrative market of new movers within a few days of their new phone service connection.

Online Products

During 2003, we began to bundle our print and Internet display advertisements, providing advertisers with an effective means to extend their messages through DexOnline.com for one unified price. With this bundling strategy, we were able to collect and digitize our print directory advertising, making a proprietary structured database of content available to consumers searching for local products and services through DexOnline.com.

We have entered into content agreements and distribution agreements with various search engines, portals and local community destination web sites. These agreements are intended to provide additional distribution of our advertising, thereby enhancing the value proposition offered to advertisers.

DexOnline.com. DexOnline.com incorporates free-text ("multi-dimensional") search capability with a single search box similar in design and functionality to many popular search engines. In addition, DexOnline.com provides a search option based on popular business headings or categories with dynamically generated preferences, providing users the ability to refine their searches using criteria that include such things as specific product and brand names, hours of operation, payment options and locations.

DexOnline.com has grown to include fully searchable content from more than 475,000 Dex Media Yellow Pages advertisements. In addition, we purchase information from other national databases to supply out-of-region listings (although these out-of-region listings are not as rich as our in-region information). DexOnline.com includes approximately 20 million business listings and more than 124 million residential listings from across the United States. DexOnline.com was the number one local search site within our 14-state region for the past eight quarters, as measured by comScore, a market research firm.

Arrangements with Search Engines and Other Third Parties. During 2005, our proprietary database of advertising content was made available to a number of popular Internet search engines and portals. These arrangements made our advertisers' marketing messages available to the users of those search engines and portals. In addition, we have entered into distribution agreements with various local community web sites throughout the Dex States to make our structured database of content available to users of those local web sites. These agreements provide us with access to important channels as we enhance our distribution network on behalf of our advertisers. We believe this enhanced distribution will lead to increased usage among consumers and greater utility to our advertisers.

Dex Web Clicks™. In February 2005, we introduced Dex Web Clicks throughout our 14-state region. Designed as an affordable solution for SMEs, Dex Web Clicks allows advertisers to begin participating in auction-based, paid search Internet advertising across multiple search engines and portals at fixed monthly prices. Dex Web Clicks provides advertisers with a guaranteed number of references, or "clicks," to their web site over the contract term for a fixed monthly price. In addition, Dex Web Clicks offers web site design and hosting services to advertisers, in case they do not already have a web site. The guaranteed references are provided by a network of search engines and portals.

Other Services

We sell direct marketing lists of residents and businesses in the Dex States that allow our customers to purchase accurate lists for their direct mail and telemarketing activities. We also have an extensive New Mover list that provides businesses access to the most current new business and/or residence lists in the Dex States. The lists we sell comply with do- not-call and do-not-mail requirements for the industry. In addition, these lists do not include any private, non-published or non-listed information.

We also have insert programs through which we help businesses deliver messages and promotional offers to users of our directories. Advertisers can choose between Total Market Coverage directory inserts, which go to all households and businesses within the Dex States and New Mover Delivery inserts, which reach the lucrative market of new movers within a few days of their new phone service connection.

Business cycle overview

Our directories usually have a 12-month directory cycle period. A publication process generally takes 15 to 20 months from the beginning of the sales cycle to the end of a directory's life and the sales stage closes approximately 70 days prior to publication.

Sales

We believe that we have one of the most experienced sales forces in the U.S. directory advertising industry. Our sales activities are conducted through a local sales channel and a national sales channel.

Local Sales Channel

Our local sales force is comprised of approximately 1,000 quota-bearing sales representatives, who average approximately seven years of employment with us. For the year ended December 31, 2005, approximately 82% of our directory services revenue came through the local sales channel.

We assign our customers among premise representatives and telephone representatives based on a careful assessment of a customer's expected advertising expenditures. This practice allows us to deploy our local sales force in an effective manner. Dex Media's local sales force is decentralized and locally based, operating throughout the Dex States in their local service areas. We believe that our locally based sales force facilitates the establishment of personal, long-term relationships with local advertisers that are necessary to maintain a high rate of customer renewal.

The local sales channel is divided into three sales sub-channels: premise sales, telephone sales and centralized sales.

- *Premise sales representatives* — conduct sales calls face-to-face at customers' business locations and typically handle higher dollar and more complex accounts.
- *Telephone sales representatives* — handle lower dollar value accounts and typically interact with customers over the telephone.
- *Centralized sales* — includes multiple types of sales efforts, including centralized sales representatives, prospector sales representatives and a letter renewal effort. These sales mechanisms are used to contact very low dollar value customers that in many cases have renewed their account for the same product for several years. Some of these centralized efforts are also focused on customer win-back initiatives.

We believe that formal training is important to maintaining a highly productive sales channel. Our sales personnel undergo ongoing training, with new sales representatives receiving approximately eight weeks of training in their first year, including classroom training on sales techniques, our product portfolio, customer care and administration, and standards and ethics. Following classroom training, they are accompanied on sales calls by experienced sales personnel for further training. Ongoing training and our commitment to developing the best sales practices are intended to ensure that sales representatives are able to give advertisers high-quality service and advice on appropriate advertising products and services.

National Sales Channel

In addition to its locally based sales personnel, Dex Media utilizes a separate sales channel to serve its national advertisers. For the year ended December 31, 2005, approximately 14% of our directory services revenue came through the national sales channel. National advertisers are typically national or large regional chains such as rental car companies, insurance companies and pizza businesses that purchase advertisements in many yellow pages directories in multiple geographic regions. In order to sell to national advertisers, we contract with third party Certified Marketing Representatives ("CMRs"). CMRs design and create advertisements for national companies and place those advertisements in relevant yellow pages directories nationwide. Some CMRs are departments of general advertising agencies, while others are specialized agencies that focus solely on directory advertising. The national advertiser pays the CMR, which then pays us after deducting its commission. We accept orders from approximately 155 CMRs and employ seven national account managers to manage our selling efforts to national customers. Dex Media relies particularly on one of its CMRs, TMP Worldwide Inc. ("TMP"), whose billings were approximately 24% (excluding Qwest) of Dex Media's national revenue for the year ended December 31, 2005.

Marketing

Our sales and marketing processes are closely related and managed in an integrated manner. We believe that a bifurcated marketing process, composed of both centralized and decentralized strategies and responsibilities, best suits our needs.

Our marketing process includes the functions of market management, product development and management, marketing research, pricing, advertising and public relations. The market management function is decentralized and coordinates with local sales management to develop market plans and products that address the needs of individual local markets. The other marketing functions are centralized and provide support to all markets as needed. Advertising programs are targeted to advertisers and consumers and are determined by specific market and include television, radio, newspaper and outdoor ad placements.

Publishing and information services

Pre-press publishing activities include canvass and assignment preparation, sales order processing, graphics and ad composition, contract processing, white and yellow pages processing, database management and pagination. We provide comprehensive tools and information to effectively conduct sales and marketing planning, sales management, sales compensation and customer service activities. Once an individual sales campaign is complete and final advertisements have been produced, white and yellow pages are paginated, proofed and prepared for printing. Most of these functions are accomplished through an Amdocs® publishing system, a leading industry system considered to be the standard. Dex Media's information technology is managed from facilities in Omaha, Nebraska and Englewood, Colorado, with production and graphics activities located in Aurora, Colorado and six other locations throughout the Dex States.

Printing and Distribution

All our directories are printed by either R.R. Donnelley & Sons Company ("RRD") or Quebecor World Directory Sales Corporation ("Quebecor"). In general, RRD prints our larger, higher-circulation directories and Quebecor prints those directories that are smaller and have a more limited circulation. Dex Media's agreements with RRD and Quebecor do not contain any volume guarantees, and prices are adjusted annually based on changes to the consumer price index. Our contracts with RRD and Quebecor expire on December 31, 2011 and December 31, 2014, respectively. No common ownership or other business affiliation exists between RRD and Donnelley.

Nearly all copies of our directories are distributed by Product Development Corporation ("PDC"). Although prices under Dex Media's agreement with PDC are fixed, they may be renegotiated under some circumstances, such as new service specifications or to match more favorable prices offered by PDC to other customers. Our contract with PDC expires on May 31, 2009. We rely on Matson Integrated Logistics

("Matson") to manage the logistics of transporting our printed directories from our printers' locations to PDC. Our contract with Matson expires on December 31, 2008.

Raw Materials

Paper is our principal raw material. Substantially all the paper that we use (other than for covers) is supplied by Nippon Paper Industries USA, Co., Ltd. ("Nippon") and Catalyst Paper Corporation ("Catalyst"), formerly Norske Skog Canada (USA), Inc. Prices under these two agreements are negotiated each year based on prevailing market rates, which have been declining consistent with general U.S. market trends for directory paper over the last three years. Since the second half of 2004, pulp prices have been increasing at rates higher than the general inflation rate. This has resulted in upward pressure on Dex Media's paper prices. The effect of such upward price pressure, however, has been moderated due to the fact that prices under both Dex Media's paper agreements are subject to certain price escalation limits. Furthermore, Dex Media purchases paper used for the covers of its directories from Spruce Falls, Inc. ("Spruce Falls"). Pursuant to an agreement between Spruce Falls and Dex Media, Spruce Falls is obligated to provide 100% of Dex Media's annual cover stock paper requirements. Prices under this agreement are negotiated each year. If, in a particular year, the parties are unable to agree on repricing, either party may terminate this agreement. This agreement expires on December 31, 2006.

Fuel is an indirect and minor part of Dex Media's cost structure. However, rising fuel prices could impact the transportation and distribution of Dex Media's print directories at the current service and cost levels. Dex Media's existing transportation contract caps the diesel fuel surcharge well below the spot market diesel fuel surcharges. Although there is no current impact on Dex Media's service levels and transportation/distribution costs, rising fuel costs could have a negative impact on us.

Credit Collections and Bad Debt Expense

Because most directories are published on 12-month cycles and most of our advertising customers are billed over the course of that 12-month period, we effectively extend credit to our customers. Many of these customers are SMEs with default rates that usually exceed those of larger businesses. Our policies toward the extension of credit and collection activities are market-specific and designed to manage the expected level of bad debt while accommodating reasonable sales growth.

Local advertising customers spending above identified levels as determined appropriate by management for a particular market may be subject to a credit review that includes, among other criteria, evaluation of credit or payment history with us, third party credit scoring, credit checks with other vendors along with consideration of credit risks associated with particular headings. Where appropriate, advance payments (in whole or in part) and/or personal guarantees from business owners may be required. Beyond efforts to assess credit risk prior to extending credit to advertising customers, we employ well-developed collection strategies utilizing an integrated system of internal, external and automated means to engage customers concerning payment obligations. In some markets, we charge back commissions to sales representatives when advertisers do not pay their local advertising charges.

Fees for national advertisers are typically billed upon issue of each directory in which advertising is placed by CMRs. Because we do not usually enter into contracts with our national advertisers directly, we are subject to the credit risk of CMRs on sales to those advertisers, to the extent we do not receive fees in advance. Dex has historically achieved favorable credit experience with CMRs.

For the year ended December 31, 2005, bad debt expense for all of our customers amounted to approximately 3.2% of revenue.

Agreements Between Us, Dex Media East and/or Dex Media West and Qwest

In connection with the Acquisitions, we, Dex Media East and Dex Media West entered into a number of contractual agreements with Qwest. Certain of these agreements are summarized below.

- *Publishing Agreement.* Pursuant to a publishing agreement, Qwest granted us the right to be the exclusive official directory publisher of listings and classified advertisements of Qwest's telephone customers in the geographic areas in the Dex States in which Qwest provides local telephone service. This agreement granted us the right to identify ourselves (including on our web sites) as Qwest's exclusive official directory publisher for its legally required directories, as well as certain other directories in Qwest's service areas in the Dex States. This agreement will remain in effect for 50 years from November 8, 2002 and will automatically renew for additional one year terms unless either Qwest or we provide 12 months' notice of termination.

- *Non-Competition and Non-Solicitation Agreement.* Under a non-competition and non-solicitation agreement, Qwest agreed, for a period of 40 years after November 8, 2002, not to sell directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex States in which Qwest provides local telephone service directed primarily at customers in those geographic areas. The non-solicitation provisions contained in this agreement have expired.

- *Billing and Collection Services Agreement.* Pursuant to a billing and collection services agreement (which was renewed effective November 1, 2004), Qwest will continue until December 31, 2008 to bill and collect, on our behalf, amounts owed with respect to our directory services by our accounts that are also Qwest local telephone customers. In 2005, Qwest billed approximately 28% of our local revenue on our behalf, and we billed the remaining 72% directly. Qwest bills the account on the same billing statement on which it bills the customer for local telephone service. We have developed and continue to maintain the ability to transition from the Qwest billing and collection system to our own billing and collection system, for those accounts billed by Qwest, within approximately two weeks should we choose to do so.

- *Advertising Agreement.* Pursuant to an advertising agreement, Qwest agreed to purchase an aggregate of $20 million of advertising per year through 2017 from Dex Media East and/or Dex Media West. In the event that Qwest purchases more than $20 million of advertising from Dex Media East and/or Dex Media West in any one year, up to $5 million of the excess will be carried over to the subsequent year's minimum advertising purchase requirement. The pricing will be on terms at least as favorable as those offered to similar large customers.

- *Master Telecommunications Commitment Agreement.* Under a master telecommunications commitment agreement, we must purchase from Qwest and its affiliates, on an exclusive basis, those telecommunications services and products that we use from time to time. Our obligation to purchase such telecommunications services from Qwest is subject to Qwest's ability to offer pricing and service terms that are not, in the aggregate, materially less favorable than the terms generally available in the market to us from other telecommunications services providers that are nationally or regionally recognized as being highly reputable. Furthermore, Qwest is required to offer the telecommunications services to us on terms and conditions that are no less favorable than the terms and conditions that Qwest provides similar services, at similar volumes and for similar time periods, to other customers in the applicable service area. The term of the master telecommunications commitment agreement extends until November 8, 2017.

Additional agreements with Qwest related to intellectual property are described below in "Intellectual Property" in this Item 1.

Competition

The competitive dynamics in the vast majority of our markets are stable. Most markets have two to three existing publishers. Incumbent publishers benefit from pricing and efficiencies.

We face competition from other yellow pages publishers and from other types of media, including broadcasting, newspaper, radio and emerging technologies (e.g., Internet yellow pages). However, we believe that the preference for directory advertising is due to its relatively low cost, broad demographic and geographic distribution, directional and permission-based nature and high consumer usage rates. Directory advertising is

attractive because consumers view directories as a free, comprehensive, non-intrusive single source of locally relevant information. Also, while overall advertising tends to track a local economy's business cycle, directory advertising tends to be more stable and does not fluctuate as widely with economic cycles due to this preference by SMEs. Given the mature state of the directory advertising industry and our position in most of its markets, independent competitors are typically focused on aggressive pricing to gain market share.

The Internet has also emerged as a medium for advertisers. Although advertising on the Internet still represents only a small part of the total U.S. advertising market, as the Internet grows and high-speed Internet access becomes more mainstream, it has increasingly become important as an advertising medium. Most major yellow pages publishers operate an Internet-based directory business. From 1997 to 2000, overall references to print yellow pages directories in the U.S. declined; however, overall references to print yellow pages directories remained relatively stable from 2000 through 2005. We believe the past decline was primarily a result of demographic shifts among consumers, particularly the increase of households in which English was not the primary language spoken. We also believe that the past decline was attributable to increased usage of Internet-based directory products, particularly in business-to-business and retail categories, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the yellow pages.

Directory publishers, including us, have increasingly bundled online advertising with their traditional print offerings in order to enhance total usage and advertiser value. In this regard, we compete through our Internet site, DexOnline.com. Through DexOnline.com, we compete with the Internet yellow pages directories of independent and other incumbent directory publishers, and with other Internet sites, including those available through wireless applications, that provide classified directory information, such as Switchboard.com, Citysearch.com and Zagat.com, and with search engines and portals, such as Yahoo!®, Google®, MSN® and others, some of which have entered into affiliate agreements with other major directory publishers. We compete with all of these online competitors based on value, local relevance and features.

The yellow pages directory advertising business is subject to changes arising from developments in technology, including information distribution methods and users preferences. The use of the Internet and wireless devices by consumers as a means to transact commerce may result in new technologies being developed and services being provided that could compete with our traditional products and services. National search companies such as Google and Yahoo! are focusing and placing large priorities on local commercial search initiatives. Our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet and wireless devices.

Intellectual Property

We own and license a number of patents, copyrights and trademarks in the United States. The only trademarks we consider material to our operations are the DEX, DexOnline.com and Dex Knows trademarks, which are owned by us and are used by Dex Media, Dex Media East and Dex Media West. We do not consider any individual patent or other trademark to be material to our operations.

Pursuant to an intellectual property contribution agreement, Qwest assigned, in certain cases, and licensed, in other cases, to us the Qwest intellectual property used in the Qwest directory services business. We currently own all of Qwest's former right, title and interest in certain Dex trademarks, including DEX and DexOnline.com. We also own specific patents and other intellectual property of Qwest Dex previously owned by Qwest and used in the directory services business, as well as all of Qwest's former right, title and interest in registered copyrights for printed directories in the Qwest service areas in the Dex States and certain non-public data created by Qwest Dex regarding advertising customers in the Dex States.

Pursuant to a trademark license agreement, Qwest licensed to us the right to use the QWEST DEX and QWEST DEX ADVANTAGE marks until November 2007 in connection with directory products and related marketing materials in the Dex States. Qwest also licensed to us the right to use these marks in connection with DexOnline.com. Each of these licenses is generally exclusive for a period of time with respect to the sale

of directory products consisting principally of listings and classified advertisements directed primarily at customers in the geographic areas in the Dex States in which Qwest provides local telephone service. We may terminate this agreement upon 30 days notice and Qwest may terminate this agreement in the event of an uncured material breach by us. In addition, this agreement may terminate if we cease using the licensed trademarks for a substantial period of time, or if the publishing agreement terminates before the expiration of the five-year term of this agreement.

Under license agreements for the use of directory publisher lists and directory delivery lists, Qwest granted to each of Dex Media East and Dex Media West a non-exclusive, non-transferable restricted license of listing and delivery information for persons and businesses that order and/or receive local exchange telephone services at prices set forth in the agreements. Dex Media East and Dex Media West may use the listing information solely for publishing directories and the delivery information solely for delivering directories. The initial term of the agreement with Dex Media East expired in November 2005, at which time it was automatically renewed for an additional 18-month term. The agreement with Dex Media West will remain in effect until September 2006. Each agreement is subject to automatic renewal for additional 18-month periods until either Qwest or Dex Media East or Dex Media West, as applicable, terminates the applicable agreement by providing 18 months' notice. Our publishing agreement with Qwest, however, requires Qwest to continue to license the listing and delivery information to Dex Media East and Dex Media West for as long as the publishing agreement is in effect. Pursuant to license agreements for the expanded use of subscriber lists, Qwest granted to each of Dex Media East and Dex Media West a non-exclusive, non-transferable restricted license of listing information for persons and businesses that order and/or receive local exchange telephone services at prices set forth in the agreements. Dex Media East and Dex Media West may use this information for the sole purpose of reselling the information to third party entities solely for direct marketing activities, database marketing, telemarketing, market analysis purposes and internal marketing purposes, and for our use in direct marketing activities undertaken on behalf of third parties. Each of these agreements will be in effect until November 2007, subject to automatic renewal for additional one-year terms until either Qwest, on the one hand, or Dex Media East or Dex Media West, as applicable, on the other hand, terminates such agreement by providing six months notice.

Employees

As of December 31, 2005, we employed approximately 2,400 employees, of which approximately 66% were represented by labor unions covered by two collective bargaining agreements. Our collective bargaining agreement with the International Brotherhood of Electrical Workers (the "IBEW"), which covered approximately 33% of our unionized workforce as of December 31, 2005, expires in May 2006. Our collective bargaining agreement with the Communications Workers of America (the "CWA"), which covered approximately 67% of our unionized workforce as of December 31, 2005, expires in October 2006. Dex Media Service LLC, a bankruptcy-remote entity owned 49% by Dex Media East, Inc., 49% by Dex Media West, Inc. and 2% by Dex Media, employs all of our non-senior management employees and makes them available to Dex Media East and Dex Media West. Dex Media Service LLC was formed as a bankruptcy-remote entity pursuant to the terms of Dex Media West's credit facilities and Dex Media East's credit facilities in order to mitigate the risk of not having available to Dex Media West or Dex Media East the services of our non-management employees if the other entity merges, is acquired or files for bankruptcy. Effective January 1, 2005, all non-senior management employees in the state of Washington became employees of Dex Media West.

Web Site Access

Our web site address is *www.dexmedia.com.* You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports at our investor relations web site, *www.dexmedia.com/investors/overview.html*, under the heading "SEC Filings." These reports are available on our investor relations web site as soon as reasonably practicable after we electronically file them with the SEC. Our filings can also be obtained from the SEC web site,

www.sec.gov. The information on our web site or the SEC web site is not part of this annual report and is not incorporated by reference herein.

We have adopted the Dex Media Code of Business Ethics and Conduct, which applies to all officers, directors and employees. The Code of Business Ethics and Conduct is available on our corporate web site at *www.dexmedia.com* under the heading "Code of Conduct."

ITEM 1A. *RISK FACTORS*

You should carefully consider the risks described below as well as the other information contained in this annual report. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

The loss of any of our key agreements with Qwest could have a material adverse effect on our business.

We, Dex Media East and Dex Media West are party to several agreements with Qwest, including a publishing agreement, a non-competition agreement and billing and collection services agreements. We also have a hosting agreement with Qwest. The Qwest non-competition agreement prohibits Qwest from selling directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex States in which Qwest provides local telephone service that are directed primarily at customers in those geographic areas. However, under state and federal law, a covenant not to compete is only enforceable:

- to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;
- if it does not unreasonably restrain the party against whom enforcement is sought; and
- if it is not contrary to the public interest.

Enforceability of a non-competition covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible for us to predict whether, or to what extent, a court would enforce Qwest's covenants not to compete against us during the term of the non-competition agreement. If a court were to determine that the non-competition agreement is unenforceable, Qwest could compete directly against us in the previously restricted markets. Our inability to enforce the non-competition agreement with Qwest could have a material adverse effect on our financial condition or results of operations.

Under the Qwest publishing agreement, Dex Media is the exclusive official publisher of directories for Qwest in the Dex States until November 7, 2052. Under the billing and collection services agreements, as amended, Qwest has agreed until December 31, 2008 to continue to bill and collect, on behalf of Dex Media East and Dex Media West, amounts owed by Dex Media's accounts, which are also Qwest local telephone customers, for Dex Media's directory services. In 2005, Qwest billed approximately 28% of our local revenue on Dex Media's behalf as part of Qwest's telephone bill and held these collections in joint accounts with Qwest's own collections. Under the hosting agreement, Qwest has agreed until October 1, 2009 to provide dedicated hosting services, including backup and recovery of data hosted on Dex Media's servers in Qwest's data centers. The termination of any of these agreements or the failure by Qwest to satisfy its obligations under these agreements could have a material adverse effect on our business.

Adverse outcomes resulting from bankruptcy proceedings against Qwest could adversely affect our financial results.

Qwest is currently highly leveraged and has a significant amount of debt service obligations over the near term and thereafter. In addition, Qwest has faced and may continue to face significant liquidity issues as well as issues relating to its compliance with certain covenants contained in the agreements governing its indebtedness. Based on Qwest's public filings and announcements, Qwest has taken measures to improve its near-term liquidity and covenant compliance. However, Qwest still has a substantial amount of indebtedness outstanding and substantial debt service requirements. Consequently, it may be unable to meet its debt service

obligations without obtaining additional financing or improving operating cash flow. Accordingly, we cannot assure you that Qwest will not ultimately seek protection under U.S. bankruptcy laws. In any such proceeding, our agreements with Qwest, and Qwest's ability to provide the services under those agreements, could be adversely impacted. For example:

- Qwest, or a trustee acting on its behalf, could seek to reject our agreements with Qwest as "executory" contracts under U.S. bankruptcy law, thus allowing Qwest to avoid its obligations under such contracts. Loss of substantial rights under these agreements could effectively require us to operate our business as an independent directory business, which could have a material adverse effect on our business.

- Qwest could seek to sell certain of its assets, including the assets relating to Qwest's local telephone business, to third parties pursuant to the approval of the bankruptcy court. In such case, the purchaser of any such assets might be able to avoid, among other things, our publishing agreement and non-competition agreement with Qwest.

- We may have difficulties obtaining the funds collected by Qwest on our behalf pursuant to the billing and collection service agreements at the time such proceeding is instituted, although pursuant to such agreements, Qwest prepares settlement statements 10 times per month for each state in the Dex States summarizing the amounts due to Dex Media East and Dex Media West and purchases Dex Media East's and Dex Media West's accounts receivable billed by it within approximately nine business days following such settlement date. Further, if Qwest continued to bill our customers pursuant to the billing and collection services agreement following any such bankruptcy filing, customers of Qwest may be less likely to pay on time, or at all, bills received, including the amount owed to us. Qwest has completed the preparation of its billing and collection system so that we will be able to transition from the Qwest billing and collection system to our own billing and collection system within approximately two weeks should we choose to do so. See "Agreements between Us, Dex Media East and/or Dex Media West and Qwest — Billing and Collection Services Agreements" in Item 1.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.

We are a highly leveraged company. As of December 31, 2005, our total indebtedness was $5,292.7 million, including $1,960.2 million of indebtedness under our subsidiaries' credit facilities, $1,135.0 million of our subsidiaries' senior notes, $1,103.1 million of our subsidiaries' senior subordinated notes, $500.0 million of our 8% notes due 2013 and $594.5 million ($750.0 million at maturity) of our 9% discount notes due 2013. For the year ended December 31, 2005, our ratio of total indebtedness to stockholders' equity was 7.7 to 1.0. This level of indebtedness could have important consequences, including the following:

- the agreements governing our indebtedness substantially limit our ability to access the cash flow and value of our subsidiaries and, therefore, to pay interest and/or principal on the indebtedness of Dex Media;

- our indebtedness limits our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements;

- our interest expense could increase if interest rates in general increase because a substantial portion of our indebtedness bears interest at floating rates;

- our indebtedness may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

- we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

- our indebtedness may make us more vulnerable to a downturn in our business or the economy;

- a substantial portion of our cash flow from operations is dedicated to the repayment of our indebtedness, including indebtedness we may incur in the future, and will not be available for other purposes; and
- there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks described above.

Although covenants under: (i) the indentures governing the subsidiary notes limit the ability of our subsidiaries to incur additional indebtedness; (ii) our subsidiaries' credit facilities limit our ability and the ability of our subsidiaries to incur additional indebtedness; and (iii) the indentures governing our notes limit our ability and the ability of our subsidiaries to incur additional indebtedness, the terms of our subsidiaries' credit facilities and the indentures permit Dex Media and our subsidiaries to incur significant additional indebtedness in the future if conditions are satisfied, including indebtedness under our subsidiaries' revolving credit facilities. As of December 31, 2005, our subsidiaries had $176.9 million available for additional borrowing under our subsidiaries' revolving credit facilities.

Dex Media has no operations of its own and depends on its subsidiaries for cash.

We have no operations of our own and derive all of our cash flow and liquidity from our two principal operating subsidiaries, Dex Media East and Dex Media West. Dex Media therefore depends on distributions from Dex Media East and Dex Media West to meet its debt service obligations and to pay dividends on its common stock. Because of the substantial leverage of Dex Media East and Dex Media West, and the dependence of Dex Media upon the operating performance of its subsidiaries to generate distributions to it, there can be no assurance that we will have adequate funds to fulfill our obligations in respect of our indebtedness when due or to pay dividends on its common stock. In connection with our subsidiaries' credit facilities, Dex Media entered into support agreements providing that, upon an acceleration of Dex Media East's or Dex Media West's credit facility, Dex Media is obligated to partially repay such subsidiary's credit facilities using a portion of any proceeds received by Dex Media from certain extraordinary events relating to the other subsidiary, including, for example, certain asset sale proceeds and excess distribution proceeds. A portion of any proceeds received from such extraordinary events from time to time is required to be pledged to secure Dex Media's obligations under the applicable support agreement.

As of December 31, 2005, our subsidiaries had total indebtedness of approximately $4,198.2 million. Furthermore, $176.9 million was available to our subsidiaries for additional borrowing under our subsidiaries' revolving credit facilities. In the event of bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, such subsidiary may not have sufficient assets to make payments to Dex Media.

The indentures governing our subsidiaries' notes may restrict Dex Media's access to the cash flow and other assets of our subsidiaries that may be needed to make payments on its indebtedness or the payment of dividends.

The indentures governing our subsidiaries' notes significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to Dex Media. We cannot assure you that the agreements governing our current and future indebtedness or other agreements will permit us to engage in transactions to fund scheduled interest and principal payments on our indebtedness when due, and no assurances can be given as to the timing or cost of, or our ability to effectuate any refinancing or renegotiation, if such transactions are necessary. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms, or at all.

Specifically, the indentures relating to the senior notes and the senior subordinated notes of Dex Media East prohibit Dex Media East and its restricted subsidiaries from distributing funds to Dex Media if the amount of such distribution, together with all other restricted payments made by Dex Media East since November 8, 2002, would exceed the sum of: (i) 50% of the adjusted consolidated net income accrued by Dex Media East since January 1, 2003; (ii) the aggregate net proceeds from the sale of capital stock of Dex Media East; (iii) the amount of debt issued after the date of the indenture relating to the senior notes or senior subordinated notes that is subsequently converted into capital stock; and (iv) certain amounts of payments received or credited to Dex Media East by its unrestricted subsidiaries. In addition, in order to make any such distributions of funds to Dex Media, Dex Media East would have to meet the leverage tests relating to the issuance of indebtedness under the indentures relating to its senior notes and senior subordinated notes.

The indentures relating to the senior notes and the senior subordinated notes of Dex Media West permit Dex Media West and its restricted subsidiaries to make one or more distributions to Dex Media with an aggregate amount not to exceed $50.0 million each fiscal year for the sole purpose of paying interest on Dex Media's debt obligations. However, the same indentures prohibit Dex Media West and its restricted subsidiaries from distributing funds to Dex Media in excess of $50.0 million each fiscal year to service interest on Dex Media's debt obligations or for any other purpose if the amount of such distribution, together with all other restricted payments made by Dex Media West since September 9, 2003, would exceed the sum of: (i) 100% of the adjusted earnings before interest, tax, depreciation and amortization accrued since January 1, 2004 less 1.4 times the consolidated interest expense for the same period; (ii) the aggregate net proceeds from the sale of capital stock of Dex Media West; (iii) the amount of debt issued after the date of the indenture relating to the senior notes or senior subordinated notes that is subsequently converted into capital stock; and (iv) certain amounts of payments received or credited to Dex Media West by its unrestricted subsidiaries. In addition, in order to make any such distributions of funds to Dex Media, Dex Media West would have to meet the leverage tests relating to the issuance of indebtedness under the indentures relating to its senior notes and senior subordinated notes.

The terms of our subsidiaries' credit facilities may limit our subsidiaries' ability to pay dividends to Dex Media.

Although the terms of our subsidiaries' credit facilities permit Dex Media East and Dex Media West to pay cash dividends to Dex Media in an amount not to exceed 42% and 58%, respectively, of regularly scheduled cash interest payable on the initial $250.0 million of our 8% notes due 2013 (provided that no event of default is continuing or would result therefrom), Dex Media East or Dex Media West, as applicable, may not pay dividends on its 42% or 58% portion, as applicable, of the regularly scheduled interest payments on the remaining $250.0 million of the $500.0 million of our 8% notes due 2013 unless Dex Media East or Dex Media West, as applicable, meets an interest coverage ratio for the four consecutive fiscal quarters prior to the payment of the dividend. Furthermore, in the event that: (i) Dex Media East or Dex Media West, as the case may be, is unable to pay any dividends to be used for payment of cash interest on our 8% notes due 2013 because an event of default is continuing or would result therefrom or (ii) Dex Media East or Dex Media West is unable to pay dividends in excess of its 42% or 58% portion, respectively, of the interest payments on $250.0 million of the $500.0 million of our 8% notes due 2013, the other subsidiary will not be permitted by the terms of its credit facility to pay dividends in excess of its 42% or 58% portion, as applicable, of the cash interest payments to replace the dividends that cannot be paid by the other subsidiary.

Additionally, although the terms of our subsidiaries' credit facilities permitted Dex Media to issue discount notes, such credit facilities do not specifically permit the payment of dividends to Dex Media to pay cash interest on our 9% discount notes due 2013 when cash interest becomes payable on May 15, 2009. Accordingly, any dividend to Dex Media for payment of cash interest on our 9% discount notes due 2013 must be permitted to be paid pursuant to the general dividend basket of each of our subsidiaries' credit facilities, which restricts Dex Media East (including its immediate parent and its subsidiaries) and Dex Media West (including its immediate parent and its subsidiaries), as applicable, from paying dividends to Dex Media in excess of $5.0 million and $12.5 million per year, respectively, if Dex Media East (including its immediate parent and its subsidiaries) or Dex Media West (including its immediate parent and its subsidiaries), as

applicable, does not comply with a coverage ratio and a leverage ratio test. In any event, any such dividend would be limited to a portion of excess cash flow (as defined in the Dex Media East and Dex Media West credit facilities). If Dex Media East and Dex Media West are not able to pay Dex Media dividends under the general dividend basket of our subsidiaries' credit facilities in amounts sufficient to meet Dex Media's obligations to pay cash interest on our 9% discount notes due 2013 once cash payments become due, we will need to refinance or amend our subsidiaries' credit facilities before such date. We cannot assure you that we will be able to refinance or amend our subsidiaries' credit facilities on commercially reasonable terms or at all.

Our subsidiaries may enter into additional agreements or financings in the future, which could further limit Dex Media's ability to access the assets and cash flow of our subsidiaries.

Our subsidiaries are permitted under the terms of our subsidiaries' credit facilities, the indentures governing the subsidiary notes and the terms of other indebtedness to enter into other agreements or incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to Dex Media. In addition to these contractual restrictions and prohibitions, the laws of our subsidiaries' jurisdiction of organization may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to Dex Media. The indentures governing our notes do not significantly limit our subsidiaries from entering into agreements restricting such distributions, dividends or loans. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries, other agreements of our subsidiaries and statutory restrictions will permit our subsidiaries to provide Dex Media with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on our indebtedness when due.

We may be restricted from paying dividends to Donnelley in the future.

The terms of our subsidiaries' credit facilities, the indentures governing the subsidiary notes and/or the indentures governing our notes may restrict us from paying cash dividends on our common stock. See "— The indentures governing our subsidiaries' notes may restrict Dex Media's access to the cash flow and other assets of our subsidiaries that may be needed to make payment on its indebtedness or the payment of dividends," "— The terms of our subsidiaries' credit facilities may limit our subsidiaries' ability to pay dividends to Dex Media" and "— Our subsidiaries may enter into additional agreements or financings in the future, which could further limit Dex Media's ability to access the assets and cash flow of our subsidiaries" in this Item 1. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. There can be no assurance that the agreements governing our current and future indebtedness will permit us to pay dividends to our parent, Donnelley.

We may experience difficulties integrating with Donnelley.

Our merger with and into a wholly owned subsidiary of Donnelley was consummated on January 31, 2006. Combining the operations, technologies and personnel of Dex Media and Donnelley, coordinating and integrating our two sales organizations and distribution channels, and implementing appropriate standards, internal controls, processes, procedures, policies and information systems will be time consuming and expensive. Disruption of, or loss of momentum in, the activities of Dex Media's business or loss of key personnel caused by the integration process, diversion of management's attention from our daily operations and any delays or difficulties encountered in connection with the merger and our integration with Donnelley could have an adverse effect on our business, results of operations or financial condition. In addition, during the integration process it is possible that some of our assets may be disposed of and a reduction in our workforce may occur, thereby resulting in restructuring charges that could adversely affect our financial results.

Achieving the expected benefits from our merger with Donnelley will depend in large part on successful integration of our operations with Donnelley's operations. Failure to realize these benefits could have an adverse effect on our business, results of operations or financial condition.

We face significant competition that may reduce our market share and harm our financial performance.

The U.S. directory advertising industry is highly competitive. Approximately 80% of total U.S. directory advertising sales are attributable to the regional bell operating companies and other incumbent directory publishers, collectively referred to as the incumbent publishers, that typically publish directories where they (or their licensors or affiliates) offer local phone service. In addition, more than 240 independent yellow pages directory publishers operating in the United States compete with those incumbent publishers and represent the remaining market share.

In nearly all markets, we compete with one or more yellow pages directory publishers, which are predominantly independent publishers, such as the U.S. business of Yell Group Ltd and Phone Directories Company. In some markets, we also compete with other incumbent publishers in overlapping and adjacent markets. Some of these independent publishers and other incumbent publishers with which we compete are larger than us and have greater financial resources than we have. We may not be able to compete effectively with these other publishers for advertising sales or acquisitions in the future.

We also compete for advertising sales with other traditional media, including newspapers, magazines, radio, direct mail, telemarketing, billboards and television. Many of these other traditional media competitors are larger than us and have greater financial resources than we have. We may not be able to compete effectively with these companies for advertising sales or acquisitions in the future.

The Internet has emerged as a medium for advertisers. Advances in technology have brought and likely will continue to bring new participants, new products and new channels to the industry, including increasing use of electronic delivery of traditional directory information and electronic search engines/services. The yellow pages directory advertising business is subject to changes arising from developments in technology, including information distribution methods and users' preferences. The use of the Internet and wireless devices by consumers as a means to transact commerce may result in new technologies being developed and services being provided that could compete with our traditional products and services. National search companies such as Google and Yahoo! are focusing and placing large priorities on local commercial search initiatives. Our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet and wireless devices. We may not be able to respond successfully to any such developments.

Directory publishers, including Dex Media, have increasingly bundled online advertising with their traditional print offerings in order to enhance total usage and advertiser value. We compete through our Internet site, DexOnline.com with the Internet yellow pages directories of independent and other incumbent directory publishers, and with other Internet sites, including those available through wireless applications, that provide classified directory information, such as Switchboard.com, Citysearch.com and Zagat.com, and with search engines and portals, such as Yahoo!, Google, MSN and others, some of which have entered into affiliate agreements with other major directory publishers. We may not be able to compete effectively with these other companies, some of which may have greater resources than we do, such as private equity firms, for advertising sales or acquisitions in the future.

In addition, the market position of telephone utilities, including those with which we have relationships, may be adversely impacted by the Telecommunications Act of 1996, which effectively opened local telephone markets to increased competition. In addition, Federal Communication Commission rules regarding local number portability, advances in communications technology (such as wireless devices and voice over Internet protocol) and demographic factors (such as potential shifts in younger generations away from wireline telephone communications towards wireless or other communications technologies) may further erode the market position of telephone utilities, including Qwest. As a result, it is possible that Qwest will not remain the primary local telephone service provider in its local service areas. If Qwest were no longer the primary local telephone service provider in any particular local service area, our license to be the exclusive publisher in that market and to use the Qwest brand name on our directories in that market may not be as valuable as

we presently anticipate, and we may not realize some of the existing benefits under our commercial arrangement with Qwest.

We could be materially adversely affected by declining usage of printed yellow pages directories.

From 1997 to 2000, overall references to print yellow pages directories in the United States declined; however, overall references to print yellow pages directories remained relatively stable from 2000 through 2005. We believe the past decline was primarily a result of demographic shifts among consumers, particularly the increase of households in which English was not the primary language spoken. We also believe that the past decline was attributable to increased usage of Internet-based directory products, particularly in business-to-business and retail categories, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the yellow pages. We believe that over the next several years, references to print yellow pages directories may gradually decline as users may increasingly turn to digital and interactive media delivery devices for local commercial search information.

Any decline in usage could:

- impair our ability to maintain or increase our advertising prices;
- cause businesses that purchase advertising in our yellow pages directories to reduce or discontinue those purchases; and
- discourage businesses that do not purchase advertising in our yellow pages directories from doing so.

Although we believe that any decline in the usage of our printed directories may be offset in part by an increase in usage of our Internet-based directory, we cannot assure you that such increase in usage will result in additional revenue. Any of the factors that may contribute to a decline in usage of our print directories, or a combination of them, could impair our revenues and have a material adverse effect on our business.

The directory advertising industry is subject to changes arising from developments in technology, including information distribution methods and users' technological preferences. The use of the Internet and wireless devices by consumers as a means to transact commerce may result in new technologies being developed and services being provided that could compete with our products and services. As a result of these factors, our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet. We may not be able to provide services over the Internet successfully or compete successfully with other Internet-based directory services. In addition, if we fail to anticipate or respond adequately to changes in technology and user preferences or are unable to finance the capital expenditures necessary to respond to such changes, our results of operations or financial condition could be materially adversely affected.

Restrictive covenants in our subsidiaries' credit facilities and the indentures may restrict our ability to pursue our business strategies.

Our subsidiaries' credit facilities, the indentures governing the subsidiary notes and/or the indentures governing our notes limit Dex Media's ability and/or the ability of our subsidiaries, among other things, to:

- access the cash flow and value of our subsidiaries and, therefore, to pay interest and/or principal on the indebtedness of Dex Media or to pay dividends on its common stock;
- incur additional indebtedness;
- pay dividends or make distributions in respect of Dex Media's or the applicable subsidiary's capital stock or to make certain other restricted payments or investments;
- sell assets, including capital stock of Dex Media's or the applicable subsidiary's future restricted subsidiaries;

- agree to payment restrictions affecting Dex Media's or the applicable subsidiary's future restricted subsidiaries;
- consolidate, merge, sell or otherwise dispose of all or substantially all of Dex Media's or the applicable subsidiary's assets;
- enter into transactions with Dex Media's or the applicable subsidiary's affiliates;
- incur liens;
- designate any of Dex Media's or the applicable subsidiary's future subsidiaries as unrestricted subsidiaries; and
- enter into new lines of business.

In addition, our subsidiaries' credit facilities include other and more restrictive covenants and prohibit our subsidiaries from prepaying our other indebtedness while indebtedness under our subsidiaries' credit facilities is outstanding. The agreements governing our subsidiaries' credit facilities also require our subsidiaries to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our subsidiaries' ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the indentures governing the subsidiary notes, the indentures governing our notes and the agreements governing our subsidiaries' credit facilities could limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreements governing our subsidiaries' credit facilities. If a default occurs, the lenders under our subsidiaries' credit facilities may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable or prevent our subsidiaries from making distributions to Dex Media in order for Dex Media to make payments on its indebtedness, either of which could result in an event of default under such indebtedness. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our subsidiaries' credit facilities will also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under our subsidiaries' credit facilities, the subsidiary notes and our notes were to be accelerated, we can make no assurances that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

General economic factors could adversely affect our results of operations and financial condition.

Our business results could be adversely affected by a prolonged national or regional economic recession. We derive substantially all of our net revenue from the sale of advertising in directories. Typically, our advertising revenues, as well as those of yellow pages publishers in general, do not fluctuate widely with economic cycles. However, a prolonged national or regional economic recession could have a material adverse effect on our business, operating results or financial condition. As a result, we may experience lower than expected revenues for our business in the future.

In addition, any residual economic effects of, and uncertainties regarding the following could adversely affect our business:

- the general possibility, express threat or future occurrence of terrorist or other related disruptive events; or
- the United States' continuing or expanded involvement in war, especially with respect to the major markets in which we operate that depend heavily upon travel, tourism or the military.

Our dependence on third-party providers of printing, delivery and transportation services could materially adversely affect us.

We depend on third parties for the printing and distribution of our directories. We have contracts with two companies, RRD and Quebecor, for the printing of our directories, which expire on December 31, 2011 and December 31, 2014, respectively. Because of the large print volume and specialized binding of directories, there are only a small number of companies in the printing industry that could service our needs. Accordingly, the inability or unwillingness of RRD or Quebecor to provide printing services to us on acceptable terms or at all could have a material adverse effect on our business.

We have a contract with a single company, PDC, for the delivery of nearly all our directories. Although this contract expires on May 31, 2009, PDC may terminate the contract upon 120 days prior written notice. Only a limited number of companies are capable of serving our delivery needs. We have a contract with Matson to provide logistical support and to transport our printed directories from our printers' locations to PDC. This contract expires on December 31, 2008. We rely on Matson's services extensively for our transportation and logistical needs, and only a limited number of companies could service our transportation needs. Accordingly, the inability or unwillingness of our current vendors to provide delivery or transportation services on acceptable terms or at all could have a material adverse effect on our business.

Fluctuations in the price or availability of paper could materially adversely affect us.

The principal raw material that we use is paper. All of the paper that we use is supplied by two companies: Nippon and Catalyst. Pursuant to our agreements with Nippon and Catalyst, they are obligated to provide up to 60% and 40% of our annual paper requirements, respectively. Prices under the two agreements are set each year based on prevailing market rates. If, in a particular year, the parties to either of the agreements are unable to agree on repricing, either party may terminate the agreement. The contract with Nippon expires on December 31, 2009 and the contract with Catalyst expires on December 31, 2008. Furthermore, we purchase paper used for the covers of our directories from Spruce Falls. Pursuant to an agreement between Spruce Falls and us, Spruce Falls is obligated to provide 100% of our annual cover stock paper requirements. Prices under this agreement are negotiated each year. If, in a particular year, Spruce Falls and we are unable to agree on repricing, either party may terminate this agreement. This agreement expires on December 31, 2006.

Changes in the supply of, or demand for, paper could affect market prices or delivery times. Paper is one of our and largest cost items, accounting for approximately 6% of our total operating expenses during the year ended December 31, 2005. We cannot assure you that we will continue to have access to paper in the necessary amounts or at reasonable prices or that any increases in the cost of paper will not have a material adverse effect on our business, results of operations or financial condition. See Item 7 — "Management's Narrative Analysis and Results of Operations."

We could be materially adversely affected by turnover among sales representatives or loss of key personnel.

The success of Dex Media's business is dependent on the leadership of its key personnel. The loss of a significant number of experienced sales representatives could adversely affect our results of operations, financial condition and liquidity, as well as our ability to service our debt. Our success will also depend on our ability to identify, hire, train and retain qualified sales personnel. Dex Media currently expends significant resources and management time in identifying and training its sales representatives and sales managers. Our ability to attract and retain qualified sales personnel will depend, however, on numerous factors, including factors outside the combined company's control, such as conditions in the local employment markets in which the combined company will operate.

Furthermore, we depend on the continued services of key personnel, including our senior management and regional sales management personnel. If we fail to retain the necessary key personnel, our results of operations, financial condition and liquidity, as well as our ability to service our debt, could be adversely affected.

Following our merger with Donnelley, a number of the officers of our predecessor have left Dex Media or notified us of their intention to leave Dex Media. Further loss of key personnel could result from the integration process with Donnelley. Although we believe that we can replace key employees within a reasonable time, the loss of key personnel could have a material adverse effect on our business.

Our business may be adversely affected by our reliance on, and our extension of credit to, SMEs.

Approximately 82% of our directory advertising revenue is derived from selling advertising to SMEs. In the ordinary course of our yellow pages publishing business, we extend credit to these advertisers for advertising purchases. SMEs, however, tend to have fewer financial resources and higher failure rates than large businesses. The proliferation of very large retail stores may continue to harm SMEs. We believe these limitations are significant contributing factors to having advertisers in any given year not renew their advertising in the following year. In addition, full or partial collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to SMEs.

Our sales of advertising to national accounts is coordinated by third parties that we do not control.

Approximately 14% of our revenue for the year ended December 31, 2005 was derived from the sale of advertising to national or large regional chains, such as rental car companies, insurance companies and pizza delivery businesses, that purchase advertising in several of the directories that we publish. Substantially all of the revenue derived from national accounts is serviced through the CMRs with whom we contract. CMRs are independent third parties that act as agents for national companies and design their advertisements, arrange for the placement of those advertisements in directories and provide billing services. As a result, our relationships with these national advertisers depend significantly on the performance of these third party CMRs that we do not control. In particular, we rely on one CMR, TMP, whose billings were approximately 24% (excluding Qwest) of Dex Media's national revenue for the year ended December 31, 2005. Although we believe that our respective relationships with these CMRs have been mutually beneficial, if some or all of the CMRs with whom Dex Media has established relationships were unable or unwilling to do business with us on acceptable terms or at all, such inability or unwillingness could materially adversely affect our business. In addition, any decline in the performance of TMP or the other CMRs with whom we contract could harm our ability to generate revenue from our national accounts and could materially adversely affect our business. We are also subject to credit risk with CMRs with whom we contract.

We may be subject to work stoppages, which could increase our operating costs and disrupt our operations.

As of December 31, 2005, approximately 66% of our workforce was represented by labor unions covered by two collective bargaining agreements. Our collective bargaining agreement with the International Brotherhood of Electrical Workers, or IBEW, which covered approximately 33% of our unionized workforce as of December 31, 2005, expires in May 2006. Our collective bargaining agreement with the Communications Workers of America, or CWA, which covered approximately 67% of our unionized workforce as of December 31, 2005, expires in October 2006. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations and an increase in our operating costs, which could have a material adverse effect on us. We cannot assure you that the collective bargaining agreements with the IBEW and CWA will be renewed on satisfactory terms or at all and upon expiration of such agreements we cannot assure you that a strike or other work stoppage may not ensue. In addition, if a greater percentage of our work force becomes unionized, our business and financial results could be materially adversely affected.

Future changes in Qwest's directory publishing obligations in the Dex States may increase our costs.

Pursuant to our publishing agreement with Qwest, we are required to discharge Qwest's regulatory obligation to publish white pages directories covering each service territory in the Dex States where it provides local telephone service as the incumbent service provider. If the staff of a state public utility commission in a

Dex State were to impose additional or changed legal requirements with respect to Qwest's obligation, we would be obligated to comply with these requirements on behalf of Qwest, even if such compliance were to increase our publishing costs. Pursuant to the publishing agreement, Qwest will only be obligated to reimburse us for one half of any material net increase in our costs of publishing directories that satisfy Qwest's publishing obligations (less the amount of any previous reimbursements) resulting from new governmental legal requirements, and this obligation will expire on November 7, 2009. Our competitive position relative to competing directory publishers could be adversely affected if we are not able to recover from Qwest that portion of our increased costs that Qwest has agreed to reimburse and, moreover, we cannot assure you that we would be able to increase our revenue to cover any unreimbursed compliance costs.

The loss of important intellectual property rights could adversely affect our competitiveness.

Some trademarks, such as "DEX," "DexOnline.com," "Dex Knows" and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as contractual arrangements to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties to protect our intellectual property rights. Similarly, from time to time, we may be party to proceedings whereby third parties challenge our rights. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. Although we are not aware of any material infringements of any trademark rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations. Furthermore, the loss of important intellectual property rights such as trademarks could have a material adverse effect upon our business, financial condition and results of operations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

We lease all our facilities. Our headquarters are located at 1001 Winstead Drive, Cary, North Carolina. We have significant operations at our facility located at 198 Inverness Drive West, Englewood, Colorado. Dex Media East subleases this facility from Qwest. The lease covering this facility expires on October 31, 2008 and Dex Media East has the option to renew it for one additional five-year term. Dex Media West has co-occupancy rights with Dex Media East for the Englewood facility. Dex Media East also has significant operations at its facility located at 3190 South Vaughn Way, Aurora, Colorado, which it leases from a third party. The lease covering this facility expires on October 31, 2008, and Dex Media East has the option to renew it for two additional terms, each for a period of five years. Dex Media West has significant operations at its facilities located at 9300 SW Nimbus Avenue, Beaverton, Oregon, which it leases from a third party. The lease covering this facility expires on June 30, 2016, and Dex Media West has the option to renew it for five years. We operate from approximately 57 other facilities and, in the aggregate, utilize approximately 1.0 million square feet.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we are a party to litigation matters arising in connection with the normal course of our business. In many of these matters, plaintiffs allege that they have suffered damages from errors or omissions or improper listings contained in directories published by us. Although we have not had notice of any such claims that we believe to be material, any pending or future claim could have a material adverse effect on our business.

In addition, we are exposed to defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using personal data. The subjects of our data and users of data that we collect and publish could have claims against us if such data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorized persons. Although

to date we have not had notice of any material claims relating to defamation or breach of privacy claims, we may be party to litigation matters that could have a material adverse effect on our business.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Omitted pursuant to General Instructions I(2)(c) of Form 10-K.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Equity Securities of Dex Media, Inc.

All outstanding shares of our common stock are owned by Donnelley. There is currently no established trading market for our equity securities. Donnelley's common stock is traded on the New York Stock Exchange under the symbol "RHD."

Between July 22, 2004, the date of the completion of our predecessor's initial public offering (the "IPO"), and January 31, 2006, the date on which our merger with Donnelley was consummated, Dex Media's common stock was traded on the New York Stock Exchange. Upon completion of the merger, Dex Media's common stock was delisted from the New York Stock Exchange. The following table sets forth the high and low closing sales prices of our predecessor's common stock for the periods indicated.

	Market Price	
	High	Low
2005		
First quarter	$25.01	$20.65
Second quarter	24.70	20.90
Third quarter	28.90	24.41
Fourth quarter	27.45	26.38
2004		
Third quarter (beginning July 22, 2004)	22.01	17.80
Fourth quarter	25.24	20.60

Dividends

On December 15, 2005, we declared a common stock dividend of $0.09 per common share, which was paid on January 16, 2006 to shareholders of record as of January 3, 2006. On September 22, 2005, we declared a common stock dividend of $0.09 per common share, which was paid on October 31, 2005 to shareholders of record as of October 13, 2005. On May 19, 2005, we declared a common stock dividend of $0.09 per common share, which was paid on July 15, 2005 to shareholders of record as of June 16, 2005. On February 17, 2005, we declared a common stock dividend of $0.09 per common share, which was paid on April 15, 2005 to stockholders of record as of March 18, 2005. On December 14, 2004, we declared a quarterly cash dividend of $0.09 per share of common stock, which was paid on January 31, 2005 to stockholders of record as of January 3, 2005.

The terms of our indebtedness and the terms of our subsidiaries' indebtedness include restrictions on cash dividends on our common stock under some circumstances. See Item 1A — "Risk Factors — The indentures governing our subsidiaries' notes may restrict Dex Media's access to the cash flow and other assets of our subsidiaries that may be needed to make payment on its indebtedness," "— The terms of our subsidiaries' credit facilities may limit our subsidiaries' ability to pay dividends to Dex Media," "— Our subsidiaries may enter into additional agreements or financings in the future which could further limit Dex Media's ability to access the assets and cash flow of our subsidiaries" and "— We may be restricted from paying dividends to Donnelley in the future."

On February 17, 2004, we made a distribution of $250.5 million to our stockholders with the proceeds received from the issuance of our 9% discount notes due 2013 issued in February 2004.

Securities Authorized for Issuance Under Compensation Plans

We have no compensation plans under which our equity securities are authorized for issuance.

Sales of Unregistered Equity Securities

During the year ended December 31, 2005, Dex Media did not sell any equity securities that were not registered under the Securities Act of 1933, as amended.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. *SELECTED FINANCIAL DATA*

Omitted pursuant to General Instructions I(2)(a) of Form 10-K.

ITEM 7. *MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS*

Pursuant to General Instructions I(2)(a) of Form 10-K: (i) the information called for by Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, has been omitted and (ii) we are providing the following management's narrative analysis of results of operations.

Recent Development

On January 31, 2006, our predecessor, Dex Media, Inc., merged with and into FAC, a wholly owned subsidiary of Donnelley. In the merger, each share of Dex Media, Inc. common stock was converted into the right to receive $12.30 in cash and 0.24154 of a share of Donnelley common stock. Donnelley also assumed all of Dex Media, Inc.'s outstanding indebtedness on January 31, 2006 with a fair value of $5.7 billion. In connection with the consummation of the merger, the name of FAC was changed to Dex Media, Inc. As a result of the merger, we became a wholly owned subsidiary of Donnelley.

Background

The following narrative analysis of our results of operations covers periods prior to and subsequent to the consummation of the Dex East Acquisition on November 8, 2002 and the Dex West Acquisition on September 9, 2003. We have operated as a stand-alone company since the Dex East Acquisition. The Dex East Acquisition and the Dex West Acquisition have been accounted for under the purchase method of accounting. Under this method, the pre-acquisition deferred revenue and related deferred costs associated with directories that were published prior to the acquisition dates were not carried over to our balance sheet. The effect of this accounting treatment was to reduce revenue and related costs that would otherwise have been recognized during the twelve months subsequent to the respective acquisition dates.

Our historical consolidated financial statements included in this annual report have been prepared on the basis of the deferral and amortization method of accounting, under which revenue and cost of revenue related to the publication of directories are initially deferred and then recognized ratably over the life of each directory, commencing in the month of delivery. From time to time, we have determined that the publication dates of certain directories will be extended. These extensions are made to more efficiently manage work and customer flow. The lives of the affected directories are expected to be 12 months following the new publication date. Generally, we are able to bill and collect for additional periods related to directory extensions and under the deferral and amortization method of accounting, our related cost of revenue is amortized over the extended estimated useful life of the directory. As a result, the extensions made through December 31, 2005 did not have a significant impact on our results of operations for the years ended December 31, 2005 or

2004 and are not expected to have a material effect on revenue or cost of revenue in future periods. Certain prior period amounts have been reclassified to conform to the 2005 presentation.

Overview

General

We are the exclusive publisher of the "official" yellow pages and white pages directories for Qwest in the following states where Qwest is the primary incumbent local exchange carrier: Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. We have been publishing directories for over 100 years. Our contractual agreements with Qwest grant us the right to be the exclusive incumbent publisher of the "official" yellow pages and white pages directories for Qwest in the Dex States until November 2052 and prevent Qwest from competing with us in the directory products business in the Dex States until November 2042.

We are the largest directory publisher in the Dex States and, together with our parent, Donnelley, the third largest directory publisher in the U.S. In 2005, we published 293 directories and printed approximately 51.8 million copies of these directories for distribution to virtually all business and residential consumers throughout the Dex States. In addition, our Internet-based directory, DexOnline.com, further extends the distribution of our advertisers' content. DexOnline.com, which is offered both bundled with our print directories and on a stand-alone basis, includes approximately 20 million business listings and 124 million residential listings from across the United States. Our other products and services include the sale of direct marketing lists and the sale of Dex directories and other publishers' directories outside the normal delivery schedule.

We seek to bring buyers together with our advertising customers through a cost-effective, bundled advertising solution that includes print, Internet-based and CD-ROM directories. The majority of our advertising customers are local SMEs and national businesses with a local presence. We believe that our advertising customers value: (i) our ability to provide consumers with an authoritative and diverse reference source to search for products and services across multiple platforms; (ii) our broad distribution to potential buyers of our advertisers' products and services; (iii) our lower cost per usage compared with most other directories and a higher return on investment than other forms of local advertising; and (iv) the quality of our client service and support.

For the year ended December 31, 2005, we generated approximately 97% of our total revenue from the sale of bundled print and Internet directory advertising. Our other products and services account for the remaining 3% of our total revenue. For the years ended December 31, 2005 and 2004, we generated $1,658.4 million and $1,602.9 million in total revenue, respectively. Excluding the effects of purchase accounting, as described in this Item 7 — "Management's Narrative Analysis of Results of Operations," we generated $1,649.7 million in total revenue for the year ended December 31, 2004. For complete information concerning our financial performance, see Item 8 — "Financial Statements and Supplementary Data."

Results of Operations

Revenue

We derive approximately 97% of our revenue from the sale of advertising in our printed directories, which we refer to as directory services revenue. The sale of advertising in our printed directories also includes the replication of listings and display advertisements in DexOnline.com, our Internet-based directory. We also provide related services, including other Internet-related products, direct marketing lists and the sale of Dex directories and other publishers' directories outside of the normal delivery schedule, which we refer to collectively as other revenue. Directory services revenue is affected by several factors, including changes in the quantity and size of advertisements sold, defectors and new advertisers as well as the proportion of premium advertisements sold, changes in the pricing of advertising, changes in the quantity and mix of advertising purchased per account and the introduction of additional products which generate incremental revenue. Directory services revenue may also increase through the publication of new print directories.

Revenue recognized on sales under our Advertising Commitment Agreement with Qwest consists primarily of directory services revenue.

Our revenue and cost of revenue for the twelve months following the consummation of the Acquisitions were lower than they otherwise would have been because the Acquisitions were accounted for under the purchase method of accounting. Under the purchase method of accounting, deferred revenue and deferred directory costs associated with the directories published and distributed prior to the Acquisitions were not carried over to our balance sheet at the time of purchase. The effect of this accounting treatment was to reduce revenue and related costs that would otherwise be recognized in the twelve months subsequent to the Acquisitions. The purchase method of accounting did not affect our revenue and directory costs in periods subsequent to September 2004. These purchase accounting adjustments are non-recurring and have no impact on cash flows.

We enter into transactions such as exclusivity arrangements, sponsorships and other media access transactions where our products and services are promoted by a third party and, in exchange, we carry that party's advertisement. We account for these transactions in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-17, *"Accounting for Advertising Barter Transactions."* Revenue and expense related to such transactions are included in the consolidated statements of operations consistent with reasonably similar items sold or purchased for cash. These related revenue items are currently included in local directory services revenue. The revenue from such transactions for the year ended December 31, 2005 represented less than 1% of total revenue for the year. The revenue and related expense have no impact on net income or cash flow over the life of the bartered advertisement.

In certain cases, we enter into agreements with accounts that involve the delivery of more than one product or service. We allocate revenue for such arrangements in accordance with EITF Issue No. 00-21, *"Revenue Arrangements with Multiple Deliverables."*

Cost of Revenue

We account for cost of revenue under the deferral and amortization method of accounting. Accordingly, our cost of revenue recognized in a reporting period consists of: (i) costs incurred in that period and recognized in that period, principally sales salaries and wages; (ii) costs incurred in a prior period, a portion of which are amortized and recognized in the current period; and (iii) costs incurred in the current period, a portion of which are amortized and recognized in that period and the balance of which are deferred until future periods. Consequently, there will be a difference between the cost of revenue recognized in any given period and the costs incurred in that period. Such differences may be significant.

Costs incurred in the current period and subject to deferral include direct costs associated with the publication of directories, including sales commissions, paper, printing, transportation, distribution and pre-press production, as well as employee and systems support costs relating to each of the foregoing. Sales commissions include commissions paid to employees for sales to local advertisers and to CMRs, which act as our channel to national advertisers. All deferred costs related to the sale and production of directories are recognized ratably over the life of each directory under the deferral and amortization method of accounting, with cost recognition commencing in the month of delivery.

General and Administrative Expense

Our general and administrative expense consists primarily of the costs of advertising, promotion and marketing, administrative staff, pension and other post-retirement benefits, information technology, training, account billing, corporate management, office and facilities expense and bad debt expense. All our general and administrative expense is recognized in the period in which it is incurred.

Income Tax Provision

We account for income taxes under the asset and liability method of accounting. Deferred tax assets and liabilities are recorded to reflect the future tax consequences of temporary differences between the financial

reporting bases of assets and liabilities and their tax bases at each year end. Deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for future income tax rate changes in the year the changes are enacted. Deferred tax assets are recognized for operating loss and tax credit carry forwards if management believes, based upon existing evidence, that it is more likely than not that the carry forward will be utilized. All deferred tax assets are reviewed for realizability, and valuation allowances are recorded if it is more likely than not that the deferred tax assets will not be realized.

Items Affecting Comparability Between Periods

Our revenue and cost of revenue for the twelve months following the consummation of the Dex West Acquisition in September 2003 were $120.6 million and $31.6 million lower, respectively, than our revenue and cost of revenue would have been otherwise because the Dex West Acquisition was accounted for under the purchase method of accounting. Under the purchase method of accounting, deferred revenue and related deferred directory costs associated with directories that had previously been published and distributed were not carried over to the balance sheet. The effect of this accounting treatment is to reduce revenue and related costs that would otherwise have been recognized in the twelve months subsequent to the Acquisitions. The purchase method of accounting did not affect our revenue and directory costs in periods subsequent to September 2004. These purchase accounting adjustments are non-recurring and have no historical or future cash impact.

Prior to the IPO in July 2004, we were obligated to pay an annual advisory fee of $2.0 million to each of The Carlyle Group ("Carlyle") and Welsh Carson Anderson & Stowe ("WCAS"). In connection with the IPO, we made a lump sum payment of $10.0 million to each of Carlyle and WCAS to terminate our obligation to pay such annual advisory fee. An aggregate of approximately $2.0 million of such advisory fees is reflected in our historical financial data for the year ended December 31, 2004. Such amount does not include the $10.0 million paid to each of Carlyle and WCAS at the time of the IPO to terminate our obligation to pay such annual advisory fee.

During the year ended December 31, 2004, we paid and recorded a redemption fee of $24.1 million to redeem a portion of our senior subordinated notes in conjunction with the IPO in July 2004. The redemption fee was recorded as interest expense in the year ended December 31, 2004. No such fees were incurred during the year ended December 31, 2005.

During the year ended December 31, 2005, we incurred $11.7 million of costs related to our acquisition by Donnelley. These costs primarily relate to financial advisory, legal and accounting fees and are included in general and administrative expense in our condensed consolidated statements of operations. No such costs were recorded in the year ended December 31, 2004.

During the year ended December 31, 2005, we recorded a pension settlement loss of $3.3 million as a result of lump sum payments to participants in excess of the sum of the service cost plus the interest cost component of the periodic pension costs for the year. No pension settlement losses were recorded in the year ended December 31, 2004.

During the year ended December 31, 2005, we recorded stock compensation expense of $11.3 million related to modifications of certain stock options. See Note 9(f) to the consolidated financial statements contained elsewhere in this annual report. No such expense was recorded in the year end December 31, 2004.

Year ended December 31, 2005 compared to the year ended December 31, 2004

	Year Ended December 31,	
	2005	2004
	(Dollars in thousands)	
Revenue:		
Local directory services	$1,359,037	$1,353,229
National directory services	232,223	191,146
Qwest advertising	18,233	23,133
Other revenue	48,923	35,406
Total revenue	1,658,416	1,602,914
Cost of revenue, excluding depreciation and amortization expense	504,453	485,505
Gross profit, excluding depreciation and amortization expense	$1,153,963	$1,117,409
Gross margin, excluding depreciation and amortization expense	69.6%	69.7%
General and administrative expense, including bad debt expense and termination of annual advisory fees	$ 252,705	$ 251,566

Revenue

Total revenue increased $55.5 million, or 3.5%, to $1,658.4 million for the year ended December 31, 2005, from $1,602.9 million for the year ended December 31, 2004. Total revenue for the year ended December 31, 2004 was $46.8 million lower than it would have been due to the effects of purchase accounting. Excluding the effects of purchase accounting in 2004, total revenue would have increased $8.7 million, or 0.5%, for the year ended December 31, 2005. The increase in total revenue, excluding the effects of purchase accounting, was primarily due to increases in national directory services revenue and other revenue, and was partially offset by decreases in local directory services revenue and Qwest advertising revenue.

Local and national directory services revenue is affected by a variety of volume and pricing factors. Volume related factors include quantity of advertisements sold, the change in mix of advertisements among our product families, the proportion of advertisements sold with premium features, the volume of promotional services obtained from our advertisers in exchange for our publication of their advertisements in our directories, the number of local advertisers' disconnects and the number of new advertisers obtained during a period. Pricing factors include price increases related to our standard rates that may be made from time to time in varying markets for varying categories, and are offset by discount programs that may be initiated in local markets for certain advertiser headings. Such factors generally affect the dollar volume of orders initiated in a period which are recognized as revenue over the life of a given directory, beginning in the month of delivery. Fluctuations in product mix and pricing are among the multiple factors that contributed to the change in local and national directory services revenue.

Local directory services revenue increased $5.8 million, or 0.4%, to $1,359.0 million for the year ended December 31, 2005, compared to $1,353.2 million for the year ended December 31, 2004. Local directory service revenue for the year ended December 31, 2004 was $9.6 million lower than it would have been due to the effects of purchase accounting. Excluding the effects of purchase accounting in 2004, local directory services revenue decreased $3.8 million, or 0.3%, for the year ended December 31, 2005. Local directory services revenue, excluding the effects of purchase accounting in 2004, accounted for 81.9% and 82.6% of revenue for the year ended December 31, 2005 and the year ended December 31, 2004, respectively.

Revenue from national advertisers increased $41.1 million, or 21.5%, to $232.2 million for the year ended December 31, 2005, compared to $191.1 million for the year ended December 31, 2004. Revenue from national advertisers for the year ended December 31, 2004 was $37.2 million lower than it would have been due to the effects of purchase accounting. Excluding the effects of purchase accounting in 2004, revenue from national advertisers, increased $3.9 million, or 1.7%, for the year ended December 31, 2005. Revenue from

national advertisers, excluding the effects of purchase accounting in 2004, accounted for 14.0% and 13.8% of revenue for the year ended December 31, 2005 and the year ended December 31, 2004, respectively.

Revenue from Qwest advertising decreased $4.9 million, or 21.2%, to $18.2 million for the year ended December 31, 2005, from $23.1 million for the year ended December 31, 2004. This decrease in Qwest advertising revenue was a result of the timing of Qwest's purchases under its Advertising Commitment Agreement with us. Under the Advertising Commitment Agreement, Qwest is obligated to purchase $20.0 million in advertising annually from us. However, if in any given year Qwest exceeds the $20.0 million of advertising purchases, up to $5.0 million of the excess may be credited to the following year's purchase commitment. As a result of purchases in excess of the $20.0 million for the year ended December 31, 2003, Qwest purchased less than $20.0 million of Dex advertising in 2004, of which a portion is deferred and recognized over the life of the related directory in 2005.

Other revenue increased $13.5 million, or 38.2%, to $48.9 million for the year ended December 31, 2005, from $35.4 million for the year ended December 31, 2004. This increase in other revenue was primarily due to an increase in Internet revenue and an increase in the fees the Company collects from customers who pay their accounts late, and was partially offset by a decrease in our direct marketing revenue.

Cost of Revenue

Cost of revenue recognized was $504.5 million for the year ended December 31, 2005, compared to $485.5 million for the year ended December 31, 2004. Cost of revenue recognized for the year ended December 31, 2004 was $10.5 million lower than it would have been due to the effects of purchase accounting. Cost of revenue recognized, excluding the effects of purchase accounting in 2004, represented 30.4% and 30.1% of revenue for the year ended December 31, 2005 and 2004, respectively. The cost of revenue recognized does not include any depreciation and amortization expense.

For the year ended December 31, 2005 and 2004, we incurred costs subject to deferral and amortization of $494.0 million and $502.2 million, respectively.

Employee costs incurred decreased $16.6 million, or 7.6%, to $201.2 million for the year ended December 31, 2005 from $217.8 million for the year ended December 31, 2004. The decrease primarily resulted from a reduction in the number of our employees, which related primarily to planned workforce reductions.

Direct publishing costs incurred, which primarily include paper, printing and distribution, decreased $3.4 million, or 2.0%, to $169.9 million for the year ended December 31, 2005, from $173.3 million for the year ended December 31, 2004. The decrease is primarily a result of printing costs declining in 2005 due to the implementation of a new printing agreement with one of our two outside providers of printing services, and was partially offset by an increase in the number of directories we published in 2005.

Contracting and professional fees incurred increased $13.7 million, or 46.0%, to $43.5 million for the year ended December 31, 2005, from $29.8 million for the year ended December 31, 2004. This increase was primarily due to costs related to supporting our new production system, which we began to incur in the second quarter of 2004 and incremental costs paid to vendors related to the fulfillment of our new Dex Web Clicks product, which launched in early 2005.

National commissions incurred increased $4.5 million, or 9.3%, to $53.1 million for the year ended December 31, 2005 from $48.6 million for the year ended December 31, 2004 as a result of national directory services revenue growth and commissions on extension billings for directories with extended lives.

Other cost of revenue incurred, which primarily includes systems expense and office and facilities expense, was $26.3 million for the year ended December 31, 2005, compared to $32.7 million for the year ended December 31, 2004.

Gross Profit

Our gross profit was $1,154.0 million for the year ended December 31, 2005, compared to $1,117.4 million for the year ended December 31, 2004. Excluding the effects of purchase accounting, gross profit for the year ended December 31, 2004 would have been $1,153.7 million. Gross margin, excluding the effects of purchase accounting in 2004, was 69.6% for the year ended December 31, 2005, compared to 69.9% for the year ended December 31, 2004.

General and Administrative Expense

General and administrative expense, including bad debt expense, increased $1.1 million, or 0.5% to $252.7 million for the year ended December 31, 2005, compared to $251.6 million for the year ended December 31, 2004.

Employee costs were $79.0 million for the year ended December 31, 2005 compared to $64.3 million for the year ended December 31, 2004. Employee costs include salaries and wages, benefits, including pension expense and employee stock compensation, and other employee costs. Salaries and wages were $34.7 million for the year ended December 31, 2005 compared to $36.6 million for the year ended December 31, 2004. Benefits were $32.2 million for the year ended December 31, 2005 compared to $17.6 million for the year ended December 31, 2004. The increase in benefits was due primarily to a one-time stock-based compensation charge of $11.3 million related to the modification of certain stock option terms and a pension settlement loss of $3.3 million as a result of lump sum payments to participants in excess of the sum of the service cost plus the interest cost component of the periodic pension costs for the year. Other employee costs were $12.1 million for the year ended December 31, 2005 compared to $10.1 million for the year ended December 31, 2004, respectively.

Advertising expense decreased $5.7 million, or 14.7%, to $33.2 million for the year ended December 31, 2005, from $38.9 million for the year ended December 31, 2004. The decrease in advertising reflects lower levels of discretionary spending in 2005. Advertising expense as a percentage of revenue, excluding the effects of purchase accounting in 2004, decreased to 2.0% for the year ended December 31, 2005 from 2.4% for the year ended December 31, 2004.

Contracting and professional fees increased $7.6 million, or 16.6%, to $53.3 million for the year ended December 31, 2005, from $45.7 million for the year ended December 31, 2004. The increase in contracting and professional fees was primarily a result of financial advisory, accounting and legal fees incurred in 2005 in connection with our merger with Donnelley. This increase was partially offset by the elimination in 2004 of the $2.0 million annual advisory fee payable to each of Carlyle and WCAS.

At the time of our IPO in July 2004, we paid $10.0 million to each of Carlyle and WCAS to eliminate our contractual obligation to pay such annual advisory fee.

Bad debt expense increased $8.7 million, or 19.9%, to $52.4 million for the year ended December 31, 2005, from $43.7 million for the year ended December 31, 2004. Bad debt expense as a percentage of total revenue, excluding the effects of purchase accounting in 2004, was 3.2% for the year ended December 31, 2005, and 2.6% for the year ended December 31, 2004. The increase in bad debt expense reflects the Company's decision to accept higher levels of credit risk.

All other general and administrative expense decreased $4.2 million, or 10.8%, to $34.8 million for the year ended December 31, 2005, from $39.0 million for the year ended December 31, 2004.

Amortization of Intangibles

For the years ended December 31, 2005 and 2004, we recognized $345.7 million and $412.4 million, respectively, in amortization expense related to our identifiable intangible assets. The decrease in amortization expense was the result of a declining method used to amortize the value of the acquired accounts in proportion with their estimated retention lives.

Interest Expense

Interest expense was $446.4 million and $505.5 million for the year ended December 31, 2005 and 2004, respectively. Interest expense for the year ended December 31, 2005 includes $37.0 million of amortization of deferred financing costs and $48.5 million of accretion on discount notes. Interest expense for the year ended December 31, 2004 includes $63.5 million of amortization of deferred financing costs, including the write off of $5.6 million of deferred financing costs in conjunction with our subsidiaries' senior note redemption. Interest expense for the year ended December 31, 2004 also includes $42.3 million of accretion on discount notes and $24.1 million of early redemption premium paid to redeem a portion of our subsidiaries senior subordinated notes.

Income Taxes

Statement of Financial Accounting Standard ("SFAS") No. 109 requires that we recognize deferred income tax assets on net operating losses to the extent that realization of these assets is more likely than not. As of December 31, 2005, we have recorded $65.0 million of net deferred income tax assets, of which $82.9 million is the result of estimated net operating loss carryforwards of $204.2 million. As of December 31, 2004, we recorded $98.6 million of deferred income tax assets, of which $107.3 million resulted from estimated net operating loss carryforwards of $271.2 million. Net operating loss carryforwards do not begin to expire until 2022. Based on current projections of income and expenses, we have determined that it is more likely than not that we will utilize the deferred tax assets associated with the net operating losses before the expiration of the net operating loss carryforward periods. Accordingly, no valuation allowance has been recorded for this issue.

MATERIAL TRENDS, KNOWN FACTS AND UNCERTAINTIES

Directory Services Revenue

For the year ended December 31, 2005, approximately 97% of our revenue came from directory services, our bundled advertising solution that includes print, Internet-based and CD-ROM directories. Our ability to increase directory services revenue is dependent on our ability to attract and retain advertisers or increase revenue per advertiser account through a change in advertising volume and/or rates.

Competition

The U.S. directory advertising industry is highly competitive. In nearly all markets, we compete with one or more yellow pages directory publishers, which are predominantly independent publishers, such as the U.S. business of Yell Group Ltd and Phone Directories Company. In some markets, we also compete with other incumbent publishers in overlapping and adjacent markets. Competition from other yellow pages publishers affects our ability to attract and retain advertisers and to increase advertising rates.

The Internet has emerged as a medium for advertisers. We compete through our Internet site, DexOnline.com with the Internet yellow pages directories of independent and other incumbent directory publishers, and with other Internet sites, including those available through wireless applications, that provide classified directory information, such as Switchboard.com, Citysearch.com and Zagat.com, and with search engines and portals, such as Yahoo!, Google, MSN and others, some of which have entered into affiliate agreements with other major directory publishers. We may not be able to compete effectively with these other companies, some of which may have greater resources than we do, for advertising sales or acquisitions in the future. We also compete for advertising sales with other traditional media, including newspapers, magazines, radio, direct mail, telemarketing, billboards and television. We may not be able to compete effectively with these other companies, some of which may have greater resources than we do, for advertising sales or acquisitions in the future.

Internet

We believe that our Internet-based directory, DexOnline.com, is an extension of our printed directories. We believe that any decline in the usage of our printed directories could be offset in part by an increase in usage of our Internet-based directory, DexOnline.com. Additionally, the full roll-out of Dex Web Clicks will serve to provide our advertisers with a simplified solution to their participation in the complex area of auction-based internet advertising and could provide us with incremental revenue growth. However, if we are unsuccessful in monetizing increased usage from our Internet-based directory or are not able to effectively deliver our Dex Web Clicks product, our business could be negatively impacted.

Paper Prices

Paper is our principal raw material. Substantially all of the paper that we use (other than for covers) is supplied by two companies: Nippon and Catalyst. Prices under these two agreements are negotiated each year based on prevailing market rates, which have been declining consistent with general U.S. market trends for directory paper over the last three years. Since the second half of 2004, pulp prices have been increasing at rates higher than the general inflation rate. This has resulted in upward pressure on our paper prices. The effect of such upward price pressure, however, has been moderated due to the fact that prices under both our paper agreements are subject to certain price escalation limits.

Fuel Prices

Fuel is an indirect and minor part of our cost structure. However, rising fuel prices could impact the transportation and distribution of our print directories at the current service and cost levels. Our existing transportation agreement caps the diesel fuel surcharge well below the spot market diesel fuel surcharges. Although there is no current impact on our service levels and transportation/distribution costs, rising fuel costs could have a negative impact on us.

Income Taxes

The Company is subject to income taxes in the United States. The Company recently completed, subject to the Area Director's approval, an audit by the IRS for the tax years ending November 30, 2002 and 2003. In connection with the audit, the Company and the IRS have agreed that approximately $95 million of costs incurred to consummate the Dex East Acquisition and Dex West Acquisition should be capitalized to the cost of the assets acquired and amortized over 15 years. This settlement is not material to our financial position, results of operations or cash flows.

New Accounting Standards

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151 *"Inventory Costs — an amendment of ARB No. 43, Chapter 4". This statement amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing,"* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling cost and wasted material. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R *"Share-Based Payment"* and has subsequently issued various related FASB Staff Positions ("FSPs"). This statement and FSPs establish standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement and FSPs are effective for public companies for new awards granted and outstanding awards modified, repurchased or cancelled for periods beginning after the effective date. The statement and FSPs also require that for outstanding options accounted for under APB

No. 25 or SFAS No. 123, stock-based compensation expense be recognized in earnings for periods beginning after the effective date for the portion of those awards for which the requisite service has not yet been rendered, based upon the grant date fair value of such awards calculated under SFAS 123. The adoption of SFAS 123R and FSPs will not have a material impact on the Company's financial statements.

On March 29, 2005, the SEC released SAB No. 107, which provides an interpretation of SFAS No. 123R and its interaction with certain SEC rules and regulations and provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 provides guidance with regard to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R, the modification of employee share options prior to adoptions of SFAS No. 123R and disclosures in Management's Discussion and Analysis subsequent to the adoption of SFAS No. 123R. The adoption of SFAS 123R will not have a material impact on the Company's financial statements.

On April 14, 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123R. Under SFAS No. 123R, registrants would have been required to implement the standard as of the beginning of the first interim or annual period that begins after June 15, 2005. The SEC's new rule requires companies to implement SFAS No. 123R at the beginning of their next fiscal year beginning on or after June 15, 2005, instead of the first reporting period that begins after June 15, 2005. As a result, the financial statements of the Company must comply with SFAS No. 123R beginning with the interim financial statements for the first quarter of 2006. The SEC's new rule does not change the accounting required by SFAS No. 123R; it changes only the dates for compliance with the standard.

During May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and FASB Statement No. 3."* This statement applies to all voluntary changes in accounting principle and requires retrospective application of the new accounting principle to prior accounting periods as if that principle had always been used. In addition, this statement requires that a change in depreciation method be accounted for as a change in estimate. The requirements are effective for changes made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on the Company's financial statements.

Other Items

In its final review of the Company's financial statements included in this annual report on Form 10-K, management identified and corrected a misclassification that appeared in our press release dated February 22, 2006, which was filed as Exhibit 99.1 to our Current Report on form 8-K furnished to the SEC on February 22, 2006. The misclassification involved outstanding accounts receivable balances that were improperly classified as cash. The result of correcting this misclassification is a decrease in cash and cash provided by operating activities of $1.0 million (to $1.8 million and $569.4 million, respectively) as of and for the year ended December 31, 2005, and an increase in accounts receivable and accounts payable of $1.8 million and $0.8 million, respectively (to $134.8 million and $54.2 million, respectively) as of December 31, 2005.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Long-Term Debt

As of December 31, 2005, we had a total outstanding debt balance of $5,292.7 million, comprised of: (i) $1,960.2 million of variable rate debt drawn under our subsidiaries' credit facilities; (ii) $1,135.0 million of unsecured senior notes and $1,103.1 million of senior unsecured subordinated notes issued by our subsidiaries; (iii) and $1,094.5 million of cash pay and discount notes issued directly by us. Dex Media East's credit facilities were made up of $322.0 million of a Tranche A term loan maturing in November 2008, $433.5 million of a Tranche B term loan maturing in May 2009 and $17.0 million borrowings on a revolving

loan. Dex Media West's credit facilities were made up of $339.4 million of a Tranche A term loan maturing in September 2009, $843.3 million of a Tranche B term loan maturing in March 2010 and $5.0 million borrowings on a revolving loan. Due to the variable rate characteristics of the credit facilities, the carrying amounts of the Tranche A term loans, Tranche B term loans and revolving credit facilities approximated fair values.

Dex Media East's $450.0 million of unsecured senior notes bears a fixed interest rate of 9.875% and matures in November 2009. Dex Media West's $385.0 million of unsecured senior notes bears a fixed interest rate of 8.5% and matures in August 2010. Dex Media West's $300.0 million of unsecured senior notes bears a fixed interest rate of 5.875% and matures in November 2011. Due to changes in interest rates and market conditions since the issuance of these fixed rate notes, the fair values of the Dex Media East's and Dex Media West's senior notes were $487.1 million, $405.2 million and $301.5 million, respectively, as of December 31, 2005.

Dex Media East's $341.3 million of unsecured senior subordinated notes bears a fixed interest rate of 12.125% and matures in November 2012. Dex Media West's $761.8 million of unsecured senior subordinated notes bears a fixed interest rate of 9.875% and matures in August 2013. Due to changes in interest rates and market conditions since the issuance of these fixed rate notes, the fair values of the Dex Media East's and Dex Media West's senior subordinated notes were $399.7 million and $844.6 million, respectively, as of December 31, 2005. Please refer to Note 6 in the consolidated financial statements contained elsewhere in this annual report for details on the required annual principal payments on long-term debt.

The $500.0 million cash pay notes and the $594.5 million discount notes issued directly by us all mature in November 2013. The cash pay notes bear a fixed interest rate of 8.0% while the discount notes bear a fixed interest rate of 9%. Interest accrues on the discount notes in the form of an increase in the accreted value between the date of the original issuance and November 15, 2008. Due to changes in interest rates and market conditions since the issuance of these fixed rate notes, the fair values of the cash pay and the discount notes were $511.3 million and $597.2 million, respectively, as of December 31, 2005.

Interest Rate Risk

As of December 31, 2005, we had $22.0 million outstanding under our subsidiaries' revolving credit facilities (with an approximate additional $1.1 million committed under two stand-by letters of credit), $661.4 million of debt outstanding under our subsidiaries' Tranche A term loan facilities and $1,276.8 million of debt outstanding under our subsidiaries' Tranche B term loan facilities. Our subsidiaries' revolving credit facilities and term loan facilities are subject to variable rates. Accordingly, our earnings and cash flow are affected by changes in interest rates. We have hedged a portion of our interest rate risk. The Dex Media East interest rate swap agreements became effective May 8, 2003. Currently, Dex Media East has two interest rate swap agreements: an interest rate swap with a notional amount of $50.0 million and an applicable fixed rate of 3.638% that will expire in November 2007, and an interest rate swap with a notional amount of $75.0 million and an applicable fixed rate of 4.085% that will expire in May 2008. The Dex Media West fixed interest rate swap agreements, which were entered into in October 2004, have an aggregate notional amount of $300.0 million, with applicable preset monthly fixed rates ranging from 1.901% to 3.61% and expire in October 2006. Assuming we had incurred this level of borrowings and interest rate swap agreements on January 1, 2005 with interest payable at variable rates and assuming a one percentage point increase in the average interest rate under these borrowings and interest rate swap agreements, our interest expense for the year ended December 31, 2005 would have increased by $13.4 million, which included a $2.1 million offset related to the changes in the fair value of the swap agreements. We do not intend to use any financial derivative instruments for speculative purposes.

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ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Dex Media, Inc.:

We have audited the accompanying consolidated balance sheets of Dex Media, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2005. We also have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Dex Media, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dex Media, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dex Media, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management's assessment that Dex Media, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Dex Media, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP

Denver, Colorado
March 15, 2006

DEX MEDIA, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	As of December 31, 2005	As of December 31, 2004
	(Dollars in thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,808	$ 9,234
Accounts receivable, net	134,816	104,232
Deferred directory costs	293,616	291,237
Current deferred income taxes	21,592	13,438
Other current assets	13,647	13,102
Total current assets	465,479	431,243
Property, plant and equipment, net	106,926	101,471
Goodwill	3,081,446	3,081,446
Intangible assets, net	2,687,957	3,033,659
Deferred income taxes	43,444	85,149
Deferred financing costs	109,033	142,182
Other assets	2,740	2,815
Total Assets	$6,497,025	$6,877,965
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 54,160	$ 48,410
Employee compensation	26,190	36,432
Common stock dividend payable	13,645	13,528
Deferred revenue and customer deposits	221,448	207,655
Accrued interest payable	72,230	63,202
Current portion of long-term debt	239,652	189,534
Other accrued liabilities	29,753	18,563
Total current liabilities	657,078	577,324
Long-term debt	5,053,088	5,537,848
Post-retirement and other post-employment benefit obligations	94,311	81,095
Other liabilities	1,608	1,163
Total Liabilities	5,806,085	6,197,430
Commitments and contingencies (Note 12)		
Stockholders' Equity:		
Preferred Stock, $0.01 par value, 250 million shares authorized, of which 200,000 shares were designated as Series A Junior Participating Preferred Stock, none issued and outstanding	—	—
Common stock, $0.01 par value, 700 million shares authorized, 150,689,740 and 150,281,662 shares issued and outstanding at December 31, 2005 and 2004, respectively	1,507	1,503
Additional paid-in capital	795,253	833,736
Accumulated deficit	(107,133)	(153,916)
Accumulated other comprehensive income (loss)	1,313	(788)
Total Stockholders' Equity	690,940	680,535
Total Liabilities and Stockholders' Equity	$6,497,025	$6,877,965

See accompanying notes to consolidated financial statements.

DEX MEDIA, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,		
	2005	2004	2003
	(Dollars in thousands, except per share data)		
Revenue	$1,658,416	$1,602,914	$ 883,057
Operating Expenses:			
Cost of revenue	504,453	485,505	265,333
General and administrative expense	200,291	187,849	114,426
Bad debt expense	52,414	43,717	32,054
Termination of annual advisory fees	—	20,000	—
Depreciation and amortization expense	31,529	30,781	15,360
Amortization of intangibles	345,702	412,441	290,060
Total operating expenses	1,134,389	1,180,293	717,233
Operating income	524,027	422,621	165,824
Other (income) expense:			
Interest income	(615)	(666)	(1,095)
Interest expense	446,357	505,470	277,626
Other (income) expense, net	(1,274)	65	12,058
Income (loss) before income taxes	79,559	(82,248)	(122,765)
Income tax provision (benefit)	32,776	(31,472)	(47,729)
Net income (loss)	$ 46,783	$ (50,776)	$ (75,036)
Basic and Diluted income (loss) per common share	$ 0.31	$ (0.39)	$ (1.09)

See accompanying notes to consolidated financial statements.

DEX MEDIA, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2005	2004	2003
	(Dollars in thousands)		
Operating activities:			
Net income (loss)	$ 46,783	$ (50,776)	$ (75,036)
Adjustments to net income (loss):			
Bad debt expense	52,414	43,717	32,054
Depreciation and amortization expense	31,529	30,781	15,360
Amortization of intangibles	345,702	412,441	290,060
Accretion on discount notes	48,484	42,251	3,139
Stock option expense	13,755	1,301	—
Realized gain on foreign currency derivative instrument	—	—	(3,875)
Realized loss on translation of foreign currency debt	—	—	3,908
Amortization of deferred financing costs	36,957	63,479	24,285
Loss on disposition of assets	196	32	—
Deferred tax provision (benefit)	32,765	(31,472)	(47,729)
Changes in operating assets and liabilities:			
Accounts receivable	(80,357)	(31,540)	(11,902)
Deferred directory costs	(2,379)	(20,610)	(34,974)
Other current assets	492	(1,736)	(2,547)
Other long-term assets	1,116	1,894	(1,119)
Accounts payable and other liabilities	4,609	(8,746)	29,810
Accrued interest	9,028	(10,618)	48,885
Other long-term liabilities	1,251	(588)	—
Deferred revenue and customer deposits	13,793	39,901	104,657
Employee benefit plan obligations and other, net	13,216	11,714	5,409
Cash provided by operating activities	569,354	491,425	380,385
Investing activities:			
Expenditures for property, plant and equipment	(8,652)	(14,360)	(9,107)
Capitalized software development costs	(28,528)	(40,231)	(31,441)
Acquisition of Dex West	—	7,871	(4,290,104)
Payment of acquisition expenses	—	—	(54,391)
Acquisition of Dex East	—	—	(778)
Proceeds from disposition of investment	—	—	17,190
Escrow deposits	—	—	(2,000)
Escrow funds released	—	—	4,000
Cash used for investing activities	(37,180)	(46,720)	(4,366,631)
Financing activities:			
Proceeds from borrowings on revolving credit facilities	288,000	61,000	9,000
Repayments of borrowings on revolving credit facilities	(266,000)	(61,000)	(9,000)
Proceeds from issuance of long-term debt	—	550,476	4,288,181
Payments on long-term debt	(505,125)	(962,532)	(405,135)
Cash received on foreign currency swap settlement	—	—	4,538
Issuance of preferred stock	—	62	192,400
Redemption of preferred stock	—	(125,684)	—
Issuance of common stock	—	375,256	769,600
Common stock offering costs	—	(21,214)	—
Exercise of employee stock options	1,460	4,426	—
Payment of financing costs	(3,808)	(10,359)	(125,386)
Distributions to stockholders	(54,127)	(248,148)	(741,865)
Preferred dividends paid	—	(5,170)	(8,316)
Payment of debt commitment fees	—	—	(17,981)
Cash (used for) provided by financing activities	(539,600)	(442,887)	3,956,036
Cash and cash equivalents:			
(Decrease) increase	(7,426)	1,818	(30,210)
Beginning balance	9,234	7,416	37,626
Ending balance	$ 1,808	$ 9,234	$ 7,416
Supplemental cash flow disclosures			
Interest paid	$ 355,483	$ 411,236	$ 200,092

See accompanying notes to consolidated financial statements.

DEX MEDIA INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stock-holders' Equity	Compre-hensive Income (Loss)
	Shares	Amount	Shares	Amount					
					(Dollars in thousands)				
Balance, December 31, 2002	131,000	$ 1	52,400,000	$ 524	$ 654,475	$ (28,104)	$(3,517)	$ 623,379	
Issuance of preferred stock	192,812	2			192,621			192,623	
Issuance of common stock			77,125,570	771	769,725			770,496	
Distribution to stockholder					(741,865)			(741,865)	
Preferred dividends declared and paid					(8,316)			(8,316)	
Net loss						(75,036)		(75,036)	$(75,036)
Other comprehensive loss							(509)	(509)	(509)
Comprehensive loss									$(75,545)
Balance, December 31, 2003	323,812	$ 3	129,525,570	$1,295	$ 866,640	$(103,140)	$(4,026)	$ 760,772	
Stock based compensation expense					1,301			1,301	
Common stock option exercise			953,350	10	4,416			4,426	
Issuance of preferred stock	158	—			62			62	
Issuance of common stock related to the IPO			19,736,842	197	374,803			375,000	
Management purchase of common stock			65,900	1	255			256	
Common stock offering costs					(21,214)			(21,214)	
Common stock dividends declared					(13,528)			(13,528)	
Preferred stock redemption	(323,970)	(3)			(125,681)			(125,684)	
Distribution to owners					(248,148)			(248,148)	
Preferred dividends declared and paid					(5,170)			(5,170)	
Net loss						(50,776)		(50,776)	$(50,776)
Other comprehensive income							3,238	3,238	3,238
Comprehensive loss									$(47,538)
Balance, December 31, 2004	—	$—	150,281,662	$1,503	$ 833,736	$(153,916)	$ (788)	$ 680,535	
Stock based compensation expense					13,755			13,755	
Issuance of restricted stock			93,500	1				1	
Common stock option exercise			314,578	3	1,457			1,460	
Tax impact of common stock option exercise					550			550	
Common stock dividends declared					(54,245)			(54,245)	
Net income						46,783		46,783	$ 46,783
Other comprehensive income							2,101	2,101	2,101
Comprehensive income									$ 48,884
Balance, December 31, 2005	—	$—	150,689,740	$1,507	$ 795,253	$(107,133)	$ 1,313	$ 690,940	

See accompanying notes to consolidated financial statements.

DEX MEDIA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

(a) The Company

Dex Media, Inc. ("Dex Media" or the "Company") is the exclusive official directory publisher for Qwest Corporation, the local exchange carrier of Qwest Communications International Inc. ("Qwest"), in Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota (collectively the "Dex East States") and Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming (collectively the "Dex West States," and, together with the Dex East States, the "Dex States").

Dex Media is the indirect parent of Dex Media East LLC ("Dex Media East") and Dex Media West LLC ("Dex Media West"). Dex Media East operates the directory business in the Dex East States and Dex Media West operates the directory business in the Dex West States.

The Company's directory business was acquired from Qwest Dex, Inc. ("Qwest Dex") in a two phase purchase between Dex Holdings LLC ("Dex Holdings"), the former parent of Dex Media and Qwest Dex. Dex Holdings and Dex Media were formed by two private equity firms: The Carlyle Group ("Carlyle") and Welsh, Carson, Anderson & Stowe ("WCAS"). In the first phase of the purchase, which was consummated on November 8, 2002, Dex Holdings assigned its right to purchase the directory business of Qwest Dex in the Dex East States ("Dex East" or the "Predecessor") to the Company (the "Dex East Acquisition"). In the second phase of the purchase, which was consummated on September 9, 2003, Dex Holdings assigned its right to purchase the directory business of Qwest Dex in the Dex West States ("Dex West") to the Company (the "Dex West Acquisition"). Dex Holdings was dissolved effective January 1, 2005.

On January 31, 2006, Dex Media merged with and into Forward Acquisition Corporation ("FAC"), a wholly owned subsidiary of R.H. Donnelley Corporation ("Donnelley"). In the merger, each share of Dex Media, Inc.'s common stock was converted into the right to receive $12.30 in cash and 0.24154 of a share of Donnelley common stock. In connection with the consummation of this merger (the "Donnelley Merger"), the name of FAC was changed to Dex Media, Inc. See Note 14 for additional information regarding this transaction.

Unless otherwise noted in this report, the terms "Dex Media," "we," "our" and "us" refers collectively to Dex Media, Inc. and its Consolidated Subsidiaries and their predecessors.

(b) Operations

The Company is the largest telephone directory publisher of white and yellow pages directories to businesses and residents in the Dex States. The Company provides directory, Internet and direct marketing solutions to local and national advertisers. Virtually all of the Company's revenue is derived from the sale of advertising in its various directories. Published directories are distributed to residents and businesses in the Dex States through third-party vendors. The Company operates as a single segment.

(c) Dex Media's Initial Public Offering

Effective July 21, 2004, the Company consummated its initial public offering of common stock (the "IPO"). The Company issued 19,736,842 shares of common stock at an IPO price of $19.00 per share for net proceeds of $354.0 million. A portion of the net proceeds was used to redeem all of the Company's outstanding 5% Series A Preferred Stock, including accrued and unpaid dividends, for $128.5 million and to pay fees and expenses related to the IPO. On August 26, 2004, the remainder of net proceeds related to the IPO was used to redeem $183.8 million of Dex Media East's senior subordinated notes at a redemption price of 112.125% along with the accrued and unpaid interest and $18.2 million of Dex Media West's senior subordinated notes at a redemption price of 109.875% along with the accrued and unpaid interest. Also in connection with the IPO, the Company paid $10.0 million to each of Carlyle and WCAS to eliminate the

$4.0 million aggregate annual advisory fees payable under Dex Media East's and Dex Media West's management consulting agreements. Immediately prior to the IPO, the Company effected a 10-for-1 common stock split. The share and per share data for all periods subsequent to November 8, 2002 have been adjusted to reflect the effects of the stock split.

2. Basis of Presentation

(a) The Company

The accompanying consolidated balance sheets as of December 31, 2005 and 2004, and the consolidated statements of operations, cash flows and changes in stockholders' equity for the years ended December 31, 2005, 2004 and 2003 reflect the consolidated financial position, results of operations and cash flows of the Company, which includes its wholly-owned subsidiaries, Dex Media East for all periods presented, and Dex Media West from the date of the Dex West Acquisition.

(b) Reclassifications

Certain prior period amounts have been reclassified to conform to the 2005 presentation. During the year ended December 31, 2005, the Company reclassified amounts for late fees received from its customers from interest income to revenue. Late fees received for the years ended December 31, 2005, 2004 and 2003 totaling $3.1 million, $0.8 million and $0.3 million, respectively, were recorded in revenue in the accompanying consolidated statements of operations.

3. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements of the Company include the results of operations, financial position and cash flows of Dex Media and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the amounts and disclosures reported in these consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

(c) Revenue Recognition

The sale of advertising in printed directories published by the Company is the primary source of revenue. The Company recognizes revenue ratably over the life of each directory using the deferral and amortization method of accounting, with revenue recognition commencing in the month of delivery. The Company recognizes revenue for advertising on its Internet-based directory, DexOnline.com, ratably over the period the advertisement appears on the site. Other products and services are recognized as delivered or provided.

The Company publishes white and yellow pages directories with primarily 12-month lives. From time to time, the Company may choose to change the publication dates of certain directories in order to more efficiently manage work and customer flow. The lives of the affected directories are expected to be 12 months thereafter. Such publication date changes do not have a significant impact on the Company's recognized revenue as the Company's sales contracts generally allow for the billing of additional monthly charges in the case of directories with extended lives. For the years ended December 31, 2005, 2004 and 2003, the Company published 293, 269 and 182 directories, respectively.

The Company enters into transactions such as exclusivity arrangements, sponsorships, and other media access transactions, where the Company's products and services are promoted by a third party and, in exchange, the Company carries the party's advertisement. The Company accounts for these transactions in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-17 *"Accounting for Advertising Barter Transactions"*. Revenue and expense related to such transactions are included in the consolidated statements of operations consistent with reasonably similar items sold or purchased for cash. Such barter transactions were not significant to the Company's financial results for the years ended December 31, 2005, 2004 and 2003.

In certain cases, the Company enters into agreements with customers that involve the delivery of more than one product or service. Revenue for such arrangements is allocated in accordance with EITF Issue No. 00-21 *"Revenue Arrangements with Multiple Deliverables"*.

(d) Cost of Revenue

The Company accounts for cost of revenue under the deferral and amortization method of accounting. Accordingly, the Company's cost of revenue recognized in a reporting period consists of: (i) costs incurred in that period and recognized in that period, principally sales salaries and wages; (ii) costs incurred in a prior period, a portion of which are amortized and recognized in the current period; and (iii) costs incurred in the current period, a portion of which are amortized and recognized in that period and the balance of which are deferred until future periods. Consequently, there will be a difference between the cost of revenue recognized in any given period and the costs incurred in the given period. Such difference may be significant.

Costs incurred in the current period and subject to deferral include direct costs associated with the publication of directories, including sales commissions, paper, printing, transportation, distribution and pre-press production and employee and systems support costs relating to each of the foregoing. Sales commissions include commissions paid to employees for sales to local advertisers and to third-party certified marketing representatives, which act as the Company's channel to national advertisers. All deferred costs related to the sale and production of directories are recognized ratably over the life of each directory under the deferral and amortization method of accounting, with cost recognition commencing in the month of delivery. From time to time the Company has changed the publication dates of certain directories to more effectively manage work and customer flow. In such cases, the estimated life of related unamortized deferred cost of revenue is revised to amortize such costs over the new remaining estimated life. Changes in directory publication dates typically do not result in any additional direct incurred costs.

(e) Deferred Revenue

Deferred revenue represents amounts billed and advance payments received from customers that have not yet been recognized as revenue.

(f) Deferred Directory Costs

Deferred directory costs represent costs incurred in the production of directories prior to publication and incurred costs for directories that have been delivered that have not yet been recognized as cost of revenue. Deferred directory costs are amortized ratably to cost of revenue over the life of each directory beginning in the month of delivery.

(g) Advertising Costs

Costs related to advertising are expensed as incurred. Advertising expenses of $33.2 million, $38.9 million and $19.9 million are included in general and administrative expense in the Company's consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003, respectively.

(h) Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and investments purchased with original maturities of three months or less to be cash and cash equivalents.

(i) Accounts Receivable

The Company has a billing and collection agreement with Qwest. Under that agreement, certain receivables are billed and collected by Qwest on behalf of the Company for customers common between the Company and Qwest within the Dex States. Qwest purchases these accounts receivable from the Company on a full recourse basis, and as such, the Company continues to include its portion of any related bad debt reserves in its consolidated balance sheets.

The Company reports its accounts receivable at the outstanding principal net of the allowance for doubtful accounts. The allowance for doubtful accounts for Company billed local trade receivables is estimated based upon a combination of historical experience of actual sales write-offs and an analysis of amounts past due more than 75 days, as determined by the contractual term of each sale. The allowance for doubtful accounts for national trade receivables includes specifically identified uncollectible accounts. Receivables are charged against the allowance for doubtful accounts when deemed uncollectible by collection managers and any recoveries of previous charges are recorded as a reduction of the allowance for doubtful accounts.

For accounts receivable purchased by Qwest, the Company uses a rolling 12-month average of write-offs compared to the prior 12 months of billings to estimate the allowance for doubtful accounts. When a receivable is deemed to be uncollectible, the Company reduces its receivable against the allowance for doubtful accounts. Any recoveries of amounts previously charged against the allowance for doubtful accounts are recorded as a reduction of the allowance for doubtful accounts.

The Company charges a percentage finance charge on certain past due trade receivables. The Company does not recognize finance charges until the cash is collected from the customer.

The following table presents a breakdown of accounts receivable balances as of December 31, (in thousands):

	2005	2004
Trade accounts receivable	$155,420	$114,547
Amounts due from Qwest related to purchased accounts receivable	2,635	13,686
Other accounts receivable	—	1,132
Less: allowance for doubtful accounts	(23,239)	(25,133)
Accounts receivable, net	$134,816	$104,232

	Balance at Beginning of Period	Costs and Expenses	Other(1)	Deductions(2)	Balance at End of Period
Allowance for doubtful accounts (in thousands):					
Year ended December 31, 2003	$ 8,013	$32,054	$13,462	$(33,003)	$20,526
Year ended December 31, 2004	20,526	43,717	—	(39,110)	25,133
Year ended December 31, 2005	25,133	52,414	—	(54,308)	23,239

(1) Represents the allowance for doubtful accounts related to the Dex West Acquisition on September 9, 2003.

(2) Represents uncollectible accounts charged against the allowance for doubtful accounts.

(j) Property, Plant and Equipment

Assets acquired as part of the acquisitions of Dex East and Dex West (the "Acquisitions") were recorded at fair value as of the acquisition dates and are amortized over their remaining useful life using the straight-line method. For assets purchased after the Acquisitions, property, plant and equipment are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets except that leasehold improvements are depreciated over the shorter of the estimated useful life or remaining life of the lease. The following table presents the estimated useful lives of each asset type:

	Estimated Lives
Computers and equipment	3-7 years
Leasehold improvements	5 years
Capitalized software	9 months-7 years
Furniture and fixtures	7 years

The cost of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. When property, plant and equipment is sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in other (income) expense.

(k) Computer Software

Internally used software, whether purchased or internally developed, is capitalized and amortized using the straight-line method over an estimated useful life of 18 months to seven years. In accordance with Statement of Position ("SOP") 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,"* certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects and external direct costs for materials and services are capitalized. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that those modifications enable the software to perform tasks that it was previously incapable of performing. Software maintenance and training costs are expensed in the period in which they are incurred. Gross computer software costs of $128.0 million and $97.1 million as of December 31, 2005 and 2004, respectively, are included in property, plant and equipment. Amortization of capitalized computer software costs totaled $19.8 million, $20.1 million and $9.3 million, for the years ended December 31, 2005, 2004 and 2003, respectively.

During 2005, the Company shortened the estimated useful life of certain software projects. The Company accounts for such changes in estimate prospectively from the date of the change.

(l) Deferred Financing Costs

Costs incurred in connection with financing activities are deferred and amortized using the effective interest method over the terms of the related debt agreements ranging from six to ten years. Amortization of these costs and a proportionate amount of unamortized costs related to debt prepayments are charged to interest expense in the accompanying consolidated statements of operations. The carrying values of deferred financing costs in the accompanying consolidated balance sheets as of December 31, 2005 and 2004 were $109.0 million and $142.2 million, respectively.

(m) Long-Lived Assets

The impairment of long-lived assets is assessed whenever events or changes in circumstances indicate that their carrying value may not be recoverable through expected future undiscounted cash flows. If the total expected future undiscounted cash flows are less than the carrying value of the asset, the asset is written down to its estimated fair value. Cash flow projections, although subject to a degree of uncertainty, are based on

trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

(n) Goodwill and Intangible Assets

Goodwill represents the excess purchase price paid by the Company over the fair value of the tangible and identifiable intangible assets and liabilities acquired from Qwest Dex on November 8, 2002, the date of the acquisition of Dex East, and on September 9, 2003, the date of the acquisition of Dex West. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets,"* goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets"*.

Intangible assets acquired include trademarks, customer relationships, non-compete/publishing agreements and an advertising agreement. The acquired Dex trademark is a perpetual asset and not subject to amortization. Annual amortization for customer relationships is calculated using a declining method in relation to the estimated retention periods of the acquired customers. Other intangible assets are amortized on a straight-line basis over the estimated lives of the assets ranging from four to forty years.

The Company's policy is to evaluate the carrying value of goodwill and identified intangibles not subject to amortization at the end of the third quarter of each fiscal year. Under SFAS No. 142, impairment of goodwill may exist if the carrying value of the reporting unit to which it is allocated exceeds the fair value of the reporting unit. The Company has two reporting units, being Dex Media East and Dex Media West, and therefore compares the carrying value of each reporting unit to the fair value of each respective reporting unit. The fair value of Dex Media East and Dex Media West is estimated using a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA"). Under SFAS No. 142, indefinite-lived intangible assets are impaired if the fair value of the asset exceeds its carrying value.

In accordance with SFAS No. 144, the Company assesses its intangible assets subject to amortization for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company evaluates at least annually the assumptions utilized by the independent specialist at the time of the Acquisitions to determine the initial value and useful life of the intangible assets to determine if any events or changes in circumstances have occurred that might have caused the intangible assets to be impaired.

If a triggering event has occurred, the Company assesses the ongoing recoverability of its intangible assets subject to amortization by determining whether the intangible balance can be recovered over the remaining amortization period through projected undiscounted future cash flows. If projected undiscounted future cash flows indicate that the unamortized intangible asset balances will not be recovered, an adjustment is made to reduce the net intangible asset to an amount consistent with projected future cash flows discounted at the Company's incremental borrowing rate. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

As of December 31, 2005, the Company does not believe any impairment of goodwill or other identified intangible assets has occurred.

(o) Stock-Based Compensation

The Company accounts for the Stock Option Plan of Dex Media, Inc., (the "2002 Plan") and the Dex Media, Inc. 2004 Incentive Award Plan (the "2004 Plan") as more fully discussed in Note 9(f), under the

recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related Interpretations. The Company recognizes compensation expense for its awards with pro rata vesting on a straight-line basis. Had the Company accounted for employee stock option grants under the minimum value method for options issued prior to Dex Media becoming a publicly traded company and the fair value method after Dex Media became a publicly traded company, both of which are prescribed by SFAS No. 123, *"Accounting for Stock-Based Compensation,"* the pro forma results of the Company for the years ended December 31, 2005, 2004 and 2003 would have been as follows (in thousands, except per share data):

	For the Year Ended December 31,		
	2005	2004	2003
Net income (loss):			
As reported	$46,783	$(50,776)	$(75,036)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	7,758	763	—
Deduct: Stock-based employee compensation expense determined under minimum value or fair value based method, as applicable, for all awards, net of related tax effects	(1,956)	(1,369)	(256)
Pro forma	$52,585	$(51,382)	$(75,292)
Basic income (loss) per common share:			
As reported	$ 0.31	$ (0.39)	$ (1.09)
Pro forma	0.35	(0.40)	(1.10)
Diluted income (loss) per common share:			
As reported	$ 0.31	$ (0.39)	$ (1.09)
Pro forma	0.34	(0.40)	(1.10)

(p) Derivative Instruments and Hedging Activities

The Company follows the provisions of SFAS No. 133, *"Accounting for Derivative Instruments and Certain Hedging Activities,"* SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133,"* and SFAS No. 149 *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS Nos. 133, 138 and 149 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

On the date a derivative contract is executed, the Company may designate the derivative as a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or forecasted transaction (cash-flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative or hedged item is expired, sold, terminated, exercised, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. In situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

For derivative instruments that are not designated or do not qualify as hedged transactions, the initial fair value, if any, and any subsequent changes in the fair value are reported in earnings as a component of interest expense.

(q) Income (Loss) Per Common Share

The Company calculates income (loss) per common share in accordance with SFAS No. 128, *"Earning per Share."* Basic income (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share reflects the effect, if dilutive, of the assumed exercise of outstanding stock options (see Note 9(d)) and the assumed conversion of Series A Preferred Stock into common stock through the date of its redemption (see Note 9(a)).

(r) Comprehensive Income (Loss)

The Company follows the provisions of SFAS No. 130, *"Reporting Comprehensive Income,"* which establishes standards for reporting and disclosure of comprehensive income (loss) and its components. In addition to net income (loss), comprehensive income (loss) includes all changes in net assets during a period, except those resulting from equity contributions and distributions.

(s) Income Tax Provision

The Company files a consolidated Federal income tax return and combined or consolidated state income tax returns, where permitted. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting bases of assets and liabilities and their tax bases at each year end. Deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for future income tax rate changes in the year the changes are enacted. Deferred tax assets are recognized for operating loss and tax credit carryforwards if management believes, based upon existing evidence, that it is more likely than not that the carryforwards will be utilized. All deferred tax assets are reviewed for realizability and valuation allowances are recorded if it is more likely than not that the deferred tax assets will not be realized.

(t) Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and long-term borrowings. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values because of their short-term nature. The carrying value of the Company's variable-rate long-term debt approximates fair value because the related interest rates reset to current market interest rates on a short-term basis. The fair value of the Company's fixed-rate long-term debt is estimated by the current market price as provided by a third party investment bank as of December 31, 2005.

(u) New Accounting Standards

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151 *"Inventory Costs — an amendment of ARB No. 43, Chapter 4"*. This statement amends the guidance in ARB No. 43, Chapter 4 *"Inventory Pricing,"* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling cost and wasted material. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R *"Share-Based Payment"* and has subsequently issued various related FASB Staff Positions ("FSPs"). This statement and FSPs establish standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement and FSPs are effective for public companies for new awards granted and outstanding awards modified, repurchased or cancelled for periods beginning after the effective date. The statement and FSPs also require that for outstanding options accounted for under APB No. 25 or SFAS No. 123, stock-based compensation expense be recognized in earnings for periods beginning after the effective date for the portion of those awards for which the requisite service has not yet been rendered, based upon the grant date fair value of such awards calculated under SFAS 123. The adoption of SFAS 123R and FSPs will not have a material impact on the Company's financial statements.

On March 29, 2005, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 107, *"Share-based Payment."* SAB No. 107 provides an interpretation of SFAS No. 123R, *"Share-based Payment"* and its interaction with certain SEC rules and regulations and provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 provides guidance with regard to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R, the modification of employee share options prior to adoptions of SFAS No. 123R and disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations subsequent to the adoption of SFAS No. 123R. The adoption of SFAS 123R will not have a material impact on the Company's financial statements.

On April 14, 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123R. Originally, registrants would have been required to implement the standard as of the beginning of the first interim or annual period beginning after June 15, 2005. The SEC's new rule requires companies to implement SFAS No. 123R at the beginning of their first fiscal year beginning on or after June 15, 2005, instead of the first reporting period that begins after June 15, 2005. As a result, the financial statements of the Company must comply with SFAS No. 123R beginning with the interim financial statements for the first quarter of 2006. The SEC's new rule does not change the accounting required by SFAS No. 123R; it changes only the dates for compliance with the standard.

During May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *"Accounting Changes and Error Corrections — a Replacement of ABP Opinion No. 20 and FASB Statement No. 3."* This statement applies to all voluntary changes in accounting principle and requires retrospective application of the new accounting principle to prior accounting periods as if that principle had always been used. In addition, this statement requires that a change in depreciation method be accounted for as a change in estimate. The requirements are effective for changes made in fiscal years beginning after December 15, 2005.

The Company does not expect the adoption of SFAS No. 154 to have a material impact on the Company's financial statements.

4. Property, Plant and Equipment

The following table presents the composition of property, plant and equipment as of December 31 (dollars in thousands):

	2005	2004
Computers and equipment	$ 35,202	$ 30,092
Leasehold improvements	6,664	5,831
Capitalized software	127,988	97,108
Furniture and fixtures	3,512	2,375
Construction in progress	9,885	12,998
Gross property, plant and equipment	183,251	148,404
Less: accumulated depreciation and amortization	(76,325)	(46,933)
Net property, plant and equipment	$106,926	$101,471

Depreciation and amortization expense (excluding amortization of definite-lived intangibles) for the years ended December 31, 2005, 2004 and 2003 was $31.5 million, $30.8 million and $15.4 million, respectively.

Included in computers and equipment above is $0.6 million net book value of equipment obtained under capital lease agreements. The following are the future minimum lease payments required under these capital leases (in thousands):

2006	$ 401
2007	121
2008	93
2009	58
Total lease obligation	673
Less: interest	(75)
Less: executory costs	(215)
Capital lease obligation	383
Less: current portion	(167)
Long-term capital lease obligation	$ 216

5. Goodwill and Intangible Assets

The excess purchase price paid by the Company over its estimates of the fair value of the tangible assets and liabilities of Dex East related to the Dex East Acquisition was approximately $2,681.7 million ($890.7 million of goodwill and $1,791.0 million of identifiable intangible assets). The excess purchase price paid by the Company over its estimates of the fair value of the tangible assets and liabilities of Dex West related to the Dex West Acquisition was $4,167.7 million ($2,190.7 million of goodwill and $1,977.0 million of identifiable intangible assets). In order to determine an estimate of the fair value of identifiable intangible assets, the Company utilized an independent valuation specialist to assist in determining the amount at which an asset could be bought or sold between willing parties, other than in a forced liquidation sale. In its analysis, the specialist relied primarily on the market approach, whereby transactions in which similar assets are bought or sold are identified.

The initial purchase price and fair value estimates recorded upon the September 9, 2003 Dex West Acquisition were adjusted upon settlement of the working capital adjustment with the seller in 2004 pursuant to the provisions of the Dex West Purchase Agreement.

The Company evaluates the carrying value of goodwill and indefinite-lived intangible assets at the end of the third quarter of each fiscal year. Based upon the evaluation performed as of September 30, 2005, goodwill was determined not to be impaired at September 30, 2005. No events have occurred since the date of the Company's evaluation that would indicate the Company's goodwill and indefinite-lived intangible assets may be impaired as of December 31, 2005.

Intangible assets (other than goodwill), net of amortization, totaled $2,688.0 million and $3,033.7 million at December 31, 2005 and 2004, respectively. The gross carrying amount and accumulated amortization of other intangible assets and their estimated useful lives are as follows (dollars in thousands):

	As of December 31, 2005			
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Life
Intangible Assets				
Customer relationships — local	$1,787,000	$ (786,976)	$1,000,024	20 years[1]
Customer relationships — national	493,000	(164,540)	328,460	25 years[1]
Non-compete/publishing agreements	610,000	(40,927)	569,073	39-40 years
Dex Trademark	696,000	—	696,000	Indefinite
Qwest Dex Trademark agreement	133,000	(78,556)	54,444	4-5 years
Advertising agreement	49,000	(9,044)	39,956	14-15 years
Totals	$3,768,000	$(1,080,043)	$2,687,957	

	As of December 31, 2004			
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Life
Intangible Assets				
Customer relationships — local	$1,787,000	$(542,968)	$1,244,032	20 years[1]
Customer relationships — national	493,000	(110,722)	382,278	25 years[1]
Non-compete/publishing agreements	610,000	(25,488)	584,512	39-40 years
Dex Trademark	696,000	—	696,000	Indefinite
Qwest Dex Trademark agreement	133,000	(49,480)	83,520	4-5 years
Advertising agreement	49,000	(5,683)	43,317	14-15 years
Totals	$3,768,000	$(734,341)	$3,033,659	

(1) Amortization expense is calculated using a declining method in relation to estimated retention lives of acquired customers.

The determination of useful lives for customer relationships was made based on historical and expected customer attrition rates. Useful lives for non-compete/publishing agreements, the Qwest Dex Trademark agreement, and advertising agreements are based upon the remaining life of the related agreements.

Amortization expense for amortizing intangible assets for the years ended December 31, 2005, 2004 and 2003 were $345.7 million, $412.4 million and $290.1 million, respectively. Estimated amortization expense for the next five years and thereafter is (in thousands):

2006	$ 291,400
2007	243,341
2008	182,035
2009	152,599
2010	128,696
Thereafter	993,886
	$1,991,957

6. Long-Term Debt

Long-term debt is comprised of the following (in thousands):

	December 31,	
	2005	2004
Dex Media East Notes Payable to Banks (equal right of payment):		
Notes payable to banks, Tranche A term loan, bearing interest at adjusted London Interbank Offering Rate ("LIBOR") plus the current applicable interest spread of 1.25% (weighted average rate of 5.51% at December 31, 2005), interest payable at various intervals based on interest rate periods, and principal payable quarterly, maturing in November 2008. The notes are secured by substantially all of Dex Media East's assets. Due to the repricing characteristics of the debt, the carrying amount of the debt approximates fair value	$ 321,981	$ 474,654
Notes payable to banks, Tranche B term loan, bearing interest at adjusted LIBOR plus the current applicable interest spread of 1.75% (weighted average rate of 5.99% at December 31, 2005), interest payable at various intervals based on interest rate periods, and principal payable quarterly, maturing in May 2009. The notes are secured by substantially all of Dex Media East's assets. Due to the repricing characteristics of the debt, the carrying amount of the debt approximates fair value	433,517	494,630
Revolving loan bearing interest at Alternative Base Rate ("ABR") plus the current applicable spread of 0.25% or at adjusted LIBOR plus the current applicable interest spread of 1.25% (weighted average interest rate of 6.19% at December 31, 2005). The revolving loan is secured by substantially all of Dex Media East's assets	17,000	—

	December 31,	
	2005	2004
Dex Media West Notes Payable to Banks (equal right of payment):		
Notes payable to banks, Tranche A term loan, bearing interest at adjusted LIBOR plus the current applicable interest spread of 1.25% (weighted average of 5.55% at December 31, 2005), interest payable at various intervals based on interest rate periods, and principal payable quarterly beginning on June 30, 2005, maturing in September 2009. The notes are secured by substantially all of Dex Media West's assets. Due to the repricing characteristics of the debt, the carrying amount of the debt approximates fair value	339,379	492,848
Notes payable to banks, Tranche B term loan, bearing interest at adjusted LIBOR plus the current applicable interest spread of 1.75% (weighted average of 6.05% at December 31, 2005), interest payable at various intervals based on interest rate periods, and principal payable quarterly beginning on June 30, 2005, maturing in March 2010. The notes are secured by substantially all of Dex Media West's assets. Due to the repricing characteristics of the debt, the carrying amount of the debt approximates fair value	843,282	981,152
Revolving loan bearing interest at ABR plus the current applicable spread of 0.25% or at adjusted LIBOR plus the current applicable interest spread of 1.25% (weighted average interest rate of 7.50% at December 31, 2005). The revolving loan is secured by substantially all of Dex Media West's assets	5,000	—
Dex Media East Unsecured Notes Payable (in descending order of right of payment):		
Unsecured senior notes payable, bearing interest at 9.875%, interest payable semi-annually (May and November), principal due in November 2009. At December 31, 2005, the fair value of the notes was $487.1 million	450,000	450,000
Unsecured senior subordinated notes payable, bearing interest at 12.125%, interest payable semi-annually (May and November), principal due in November 2012. At December 31, 2005, the fair value of the notes was $399.7 million	341,250	341,250
Dex Media West Unsecured Notes Payable (in descending order of right of payment; senior notes equal right of payment):		
Unsecured senior notes payable, bearing interest at 8.5%, interest payable semi-annually (February and August), principal due in August 2010. At December 31, 2005 the fair value of the notes was $405.2 million	385,000	385,000
Unsecured senior notes payable, bearing interest at 5.875%, interest payable semiannually (May and November), principal due in November 2011. At December 31, 2005, the fair value of the notes was $301.5 million	300,000	300,000
Unsecured senior subordinated notes payable, bearing interest at 9.875%, interest payable semi-annually (February and August), principal due in August 2013. At December 31, 2005, the fair value of the notes was $844.6 million	761,800	761,800

	December 31, 2005	December 31, 2004
Dex Media Unsecured Notes Payable (equal right of payment):		
Unsecured senior notes payable, bearing interest at 8%, interest payable semi-annually (May and November), principal due in November 2013. At December 31, 2005, the fair value of the notes was $511.3 million	500,000	500,000
Unsecured senior discount notes payable, prior to November 2008, interest accrues at the rate of 9% per annum in the form of an increase in the initial accreted value of approximately $643 per $1,000 principal amount at maturity of the notes. Thereafter, cash interest on the discount notes will accrue and be payable at the rate of 9% per annum semi-annually (May and November), principal due in November 2013 ($750.0 million at maturity). At December 31, 2005, the fair value of the notes was $597.2 million	594,531	546,048
	5,292,740	5,727,382
Less: current portion of long-term debt	(239,652)	(189,534)
	$5,053,088	$5,537,848

At December 31, 2005 the aggregate amounts of required principal payments on long-term debt are as follows (in thousands):

2006	$ 239,652
2007	239,386
2008	453,348
2009	1,287,320
2010	575,452
Thereafter	2,497,582
	$5,292,740

Dex Media East Long-Term Debt:

In connection with the Dex East Acquisition, Dex Media East entered into a syndicated credit facility consisting of (i) a $100.0 million six year revolving credit facility, (ii) a $530.0 million six year term loan (Tranche A), (iii) a $660.7 million six and a half year term loan (Tranche B), and (iv) a $39.0 million six and a half year term loan payable in Euros (Tranche B-Euros). The entire proceeds from the Tranche A, Tranche B, and Tranche B-Euros term loans, along with $50.0 million of the revolving credit facility were used to consummate the Dex East Acquisition. In conjunction with the consummation of the Dex West Acquisition on September 9, 2003, Dex Media East borrowed $160.0 million under the delayed draw provision of its Tranche A term loan. During the years ended December 31, 2005, 2004 and 2003 Dex Media East repaid $213.8 million, $380.3 million and $230.1 million, respectively, on Tranche A term loan, Tranche B term loan and senior subordinated notes. As of December 31, 2005, Dex Media East had $81.9 million available for additional borrowing under its revolving credit facility. During the year ended December 31, 2005, Dex Media East borrowed $170.5 million and repaid $153.5 million on the revolving credit facility. During the years ended December 31, 2004 and 2003 the Dex Media East borrowed and repaid $38.0 million and $9.0 million, respectively on the revolving credit facility. The $50.0 million from the revolving credit facility was repaid in December 2002.

Effective October 31, 2003, Dex Media East amended and restated its credit agreement for the Tranche A, Tranche B, and Tranche B-Euros term loans. In connection with the amendment and restatement, the Tranche B

and Tranche B-Euros term loans were refinanced on November 10, 2003 with proceeds of a new Tranche B term loan. In addition, the applicable margins on the revolving credit facility, Tranche A term loan and Tranche B term loan were reduced. A one-percent prepayment fee totaling $6.2 million was paid in conjunction with the refinancing and is included in interest expense for the year ended December 31, 2003.

In connection with the July 2004 amendment and restatement of Dex Media East's credit agreement, the applicable margins on the revolving credit facility, Tranche A term loan and Tranche B term loan have been reduced further. The commitment fee on the unused portion of the revolving credit facility has been reduced to 0.375% from 0.5%. The reductions have been effective since June 11, 2004.

As discussed in Note 1(c), a portion of the net proceeds from the IPO was used to redeem $183.8 million of Dex Media East's senior subordinated notes at a redemption price of 112.125% plus accrued and unpaid interest.

On November 24, 2004, Dex Media East amended its credit facilities to, among other things, allow for the repricing of the Tranche B term loans on more favorable terms to Dex Media East.

On June 16, 2005, Dex Media East amended its credit agreement, as amended and restated, to, among other things (i) permit Dex Media East to engage in accounts receivable securitization transactions not exceeding $168.0 million in the aggregate at any time; (ii) increase the restricted payment basket for cash dividends by Dex Media East from $29.4 million to $42.0 million annually; and (iii) reduce the applicable margins for Tranche A term loans and revolving loans made under such credit agreement.

Interest rate periods under the bank facility can, at the option of Dex Media East, be for various maturities, ranging from overnight up to six months, and are subject to interest rate options. Interest rate periods greater than three months require quarterly cash interest payments. The interest rate options allow Dex Media East to choose, each time floating interest rates are reset, a LIBOR-based rate or an ABR which shall be the higher of the prime rate or Federal Funds plus 50 basis points. The current applicable interest rate spreads added to LIBOR-based borrowings is 1.25% for Tranche A term loans and 1.75% for Tranche B term loans. The corresponding spreads on ABR borrowings is 0.25% for Tranche A term loans and 0.75% for Tranche B term loans. Dex Media East is required to pay an annual revolving facility commitment fee of 0.375% payable quarterly, on the unused portion of the revolving credit facility, and during the years ended December 31, 2005, 2004 and 2003, Dex Media East paid commitment fees of $0.3 million, $0.4 million and $1.1 million, respectively. Dex Media East uses the revolving credit facility for general corporate purposes. As of December 31, 2005, there were $17.0 million of borrowings under the revolving credit facility (with an additional approximate $1.1 million committed under two standby letters of credit). The interest rates on Tranche A term loan and revolving credit facility may be reduced depending on certain financial ratios. The Company paid interest and fees on the bank facility, senior notes, senior subordinated notes and settlements on the interest rate swap (as more fully discussed in Note 7) of $126.4 million, $174.4 million and $182.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Dex Media East entered into interest rate swaps, an interest rate cap and a foreign currency hedging transaction to mitigate the interest rate and foreign currency exchange rate risk related to the credit facilities mentioned above. Refer to Note 7 for disclosure on these transactions.

The credit agreement related to the revolving credit facility and term loan facilities and the indentures related to Dex Media East's senior notes and senior subordinated notes contain various provisions that limit additional borrowings, capital expenditures, dividend payments and require the maintenance of certain financial covenants. As of December 31, 2005, Dex Media East was in compliance with these covenants.

The obligations under Dex Media East's revolving credit facility and term loan facilities are guaranteed jointly and severally by Dex Media East, Inc., Dex Media Finance Co. and Dex Media International, Inc. ("East Credit Guarantors"). The East Credit Guarantors shall be responsible for repaying these obligations in

the event that Dex Media East fails to perform under these facilities, although the East Credit Guarantors had no independent assets or operations as of December 31, 2005.

The obligations under Dex Media East's senior notes and senior subordinated notes are guaranteed by Dex Media International, Inc. Dex Media East and Dex Media International, Inc. are all under the common control of Dex Media. Dex Media East has a principal obligation of $791.3 million for these notes, for which Dex Media International, Inc. shall be responsible for repaying in the event that Dex Media East and Dex Media East Finance Co., co-issuer of the senior notes and senior subordinated notes, fail to perform under these notes, although the co-issuer had no independent assets or operations as of December 31, 2005.

Dex Media East registered its senior notes and subordinated senior notes with the SEC through an exchange offer completed on May 6, 2003.

Dex Media West Long-Term Debt:

In connection with the Dex West Acquisition, Dex Media West entered into a syndicated credit facility consisting of (i) a $100.0 million six year revolving credit facility, (ii) a $960.0 million six year term loan (Tranche A), and (iii) a $1,200.0 million six and a half year term loan (Tranche B). The entire proceeds from the Tranche A and Tranche B term loans along with $53.0 million from the revolving credit facility were used to finance the Dex West Acquisition. During the years ended December 31, 2005, 2004 and the period from September 10 to December 31, 2003 Dex Media West repaid $291.3 million, $582.2 million and $175.0 million, respectively, on Tranche A term loan, Tranche B term loan and senior subordinated notes. As of December 31, 2005, Dex Media West had $95.0 million available for additional borrowing under its revolving credit facility. During the year ended December 31, 2005, Dex Media West borrowed $117.5 million and repaid $112.5 million on the revolving credit facility. During the year ended December 31, 2004 Dex Media West borrowed and repaid $23.0 million on the revolving credit facility. The $53.0 million from the revolving credit facility was repaid in September 2003.

In connection with the July 2004 amendment and restatement of Dex Media West's Credit Agreement, the applicable margins on the revolving credit facility, Tranche A term loan and Tranche B term loan have been reduced. The commitment fee on the unused portion of the revolving credit facility has been reduced to 0.375% from 0.5%. The reductions have been effective since June 11, 2004.

As discussed in Note 1(c), a portion of the net proceeds from the IPO was used to redeem $18.2 million of the Dex Media West's senior subordinated notes at a redemption price of 109.875% plus accrued and unpaid interest.

On November 24, 2004, Dex Media West amended its credit facilities to, among other things, allow for a repricing of its Tranche B term loans on terms more favorable to Dex Media West. In connection with the repricing, Dex Media West and Dex Media West Finance Co. issued $300.0 million 5⅞% senior notes due 2011. Dex Media West used the gross proceeds of the offering to repay a portion of its Tranche A term loans under its credit facilities.

On June 16, 2005, Dex Media West amended its credit agreement, as amended and restated, to, among other things: (i) permit Dex Media West to engage in accounts receivable securitization transactions not exceeding $232.0 million in the aggregate at any time; (ii) increase the restricted payment basket for cash dividends by Dex Media West from $40.6 million to $58.0 million annually; and (iii) reduce the applicable margins for Tranche A term loans and revolving loans made under such credit agreement.

Interest rate periods under the bank facility can, at the option of Dex Media West, be for various maturities, ranging from overnight up to six months, and are subject to interest rate options. Interest rate periods greater than three months require quarterly cash interest payments. The interest rate options allow Dex Media West to choose, each time floating interest rates are reset, a LIBOR-based rate or an ABR which shall

be the higher of the prime rate or Federal Funds rate plus 50 basis points. The current applicable interest rate spreads added to LIBOR-based borrowings are 1.25% for Tranche A term loans and 1.75% for Tranche B term loans. The corresponding spreads on ABR borrowings are 0.25% for Tranche A term loans and 0.75% for Tranche B term loans. Dex Media West is required to pay an annual revolving facility commitment fee of 0.375%, payable quarterly, on the unused portion of the revolving credit facility, and during the years ended December 31, 2005, 2004 and 2003, Dex Media East paid commitment fees of $0.3 million, $0.4 million and $0.1 million, respectively. Dex Media West uses the credit facility for general corporate purposes. As of December 31, 2005, there were $5.0 million of borrowings under the revolving credit facility. The interest rates on the Tranche A term loan and the revolving facility may be reduced depending on certain financial ratios. The Company paid interest and fees on the bank facility, senior notes, senior subordinated notes and settlements on the interest rate swaps (as more fully discussed in Note 7) of $186.2 million and $192.1 million for the years ended December 31, 2005 and 2004, respectively. The Company paid interest and fees on the bank facility of $14.3 million for the period from September 10 to December 31, 2003.

Dex Media West entered into fixed interest rate swaps to mitigate the interest rate risk related to the credit facilities mentioned above. Refer to Note 7 for disclosure on these transactions.

The obligations under Dex Media West's revolving credit facility and term loan facilities are guaranteed jointly and severally by Dex Media West, Inc. and Dex Media West Finance Co. ("West Credit Guarantors"). Dex Media West and these entities are all under the common control of Dex Media. The West Credit Guarantors shall be responsible for repaying these obligations in the event that Dex Media West fails to perform under these facilities, although the West Credit Guarantors had no independent assets or operations as of December 31, 2005.

Dex Media West and Dex Media West Finance Co. have issued $1,465.0 million of senior notes and senior subordinated notes, of which $1,446.8 million of principal is outstanding at December 31, 2005. The co-issuer of the senior notes and senior subordinated notes shall be responsible for repaying in the event Dex Media West fails to perform under these notes, although the co-issuer had no independent assets or operations as of December 31, 2005.

The credit agreement related to Dex Media West's revolving credit facility and term loan facilities and the indentures related to Dex Media West's senior notes and senior subordinated notes contain various provisions that limit additional borrowings, capital expenditures, dividend payments and require the maintenance of certain financial covenants. As of December 31, 2005, Dex Media West was in compliance with these covenants.

Dex Media West registered its 8.5% senior notes and 9.875% subordinated senior notes with the SEC through an exchange offer completed on June 20, 2004. Dex Media West registered its 5.875% senior notes with the SEC through an exchange offer completed on March 8, 2005.

Dex Media Long-Term Debt:

Dex Media has no operations of its own and derives all of its cash flow and liquidity from its two principal operating subsidiaries, Dex Media East and Dex Media West. The Company therefore depends on distributions from Dex Media East and Dex Media West to meet its debt service obligations, including the interest and principal on the senior notes. Dex Media has a principal obligation of $1,094.5 million for these notes at December 31, 2005. Since the obligations under Dex Media's senior notes are not guaranteed by the Company's subsidiaries, these notes are effectively subordinated to the prior payment of all obligations (including trade payables) of the subsidiaries. The Company paid interest on the senior notes of $40.0 million and $40.6 million for the years ended December 31, 2005 and 2004, respectively.

Dex Media registered its senior notes and senior subordinated discount notes with the SEC through an exchange offer completed September 17, 2004.

7. Derivative Instruments and Hedging Activities

The Company utilizes a combination of fixed-rate and variable-rate debt to finance its operations. The variable-rate debt exposes the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to mitigate the interest rate risk on a portion of its variable-rate borrowings. To meet this objective, the Company entered into fixed interest rate swap agreements and an interest rate cap agreement to manage fluctuations in cash flows resulting from adverse changes in interest rates on variable rate debt. The fixed interest rate swaps effectively change the variable-rate cash flow exposure on the debt obligations, to the extent of the notional amounts of the swaps, to fixed cash flows. Under the terms of the fixed interest rate swaps, the Company receives fluctuating interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate interest payments. The purpose of the interest rate cap agreement is to limit interest payments resulting from materially adverse changes in interest rates made to the extent of the notional amount of the cap agreement.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the possible failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company assesses interest rate cash flow risk by identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows. The Company maintains a risk management model to monitor interest rate cash flow risk attributable to both the Company's outstanding debt obligations as well as the Company's offsetting hedge positions. The risk management model involves the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company's future cash flows.

During November 2002, Dex Media East entered into four interest rate swap agreements to hedge against the effects of increases in the interest rates associated with floating rate debt on Dex Media East's term loan facilities. During November 2004, an interest rate swap with a notional amount of $120.0 million and an applicable fixed rate of 2.354% expired. During May 2005, an interest rate swap with a notional amount of $125.0 million and an applicable fixed rate of 3.01% expired. As of December 31, 2005, there were two interest rate swap agreements, an interest rate swap agreement with a notional amount of $50.0 million, and an applicable fixed rate of 3.638% that will expire in November 2007, and an interest rate swap agreement with a notional amount of $75.0 million and an applicable fixed rate of 4.085% that will expire in May 2008.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with Dex Media East's variable-rate term loan obligations are reported in accumulated other comprehensive income, net of tax ("AOCI"). These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest payments affect earnings. During the years ended December 31, 2005, 2004 and 2003, the Company reclassified $1.0 million, $6.2 million and $4.6 million of hedging losses into earnings, respectively. For the years ended December 31, 2005 and 2004, the Company had $2.1 million and $3.2 million of unrealized gains, net of tax included in other comprehensive income. For the year ended December 31, 2003 the Company had $0.5 million of unrealized losses, net of tax included in other comprehensive income. The

Company had $1.3 million of unrealized gains and $0.8 million of unrealized losses, net of tax, included in AOCI as of December 31, 2005 and 2004, respectively.

As of December 31, 2005, $0.6 million of deferred gains, net of tax, on derivative instruments recorded in other comprehensive income are expected to be reclassified to earnings during the next 12 months. Transactions and events are expected to occur over the next 12 months that will necessitate reclassifying these derivative gains to earnings.

During November 2002, Dex Media East entered into a foreign currency swap agreement to hedge against the effects of foreign currency fluctuations between the U.S. Dollar and the Euro on Dex Media East's Tranche B-Euros. The foreign currency swap agreement did not qualify for hedge accounting treatment and, therefore, all gains and losses resulting from the change in fair value of the foreign currency swap were reported directly in earnings. In conjunction with the refinancing of Tranche B-Euros in November 2003, as more fully discussed in Note 6, the foreign currency swap agreement was settled resulting in a gain of $3.9 million reported in earnings for the year ended December 31, 2003.

During November 2002, Dex Media East entered into an interest rate cap agreement. The Company has not designated the interest rate cap as a hedging instrument and therefore reports all gains and losses in the change in fair value of the interest rate cap directly in earnings. The losses reported in earnings in the years ended December 31, 2004 and 2003 amounted to less than $0.1 million and $0.6 million, respectively. The interest rate cap had a notional amount of $200.0 million and expired in May 2005.

In October 2004, Dex Media West entered into four fixed interest rate swap agreements to hedge against the effects of increases in the interest rates associated with the floating rate debt on Dex Media West term loans facilities. The interest rate swap agreements have an aggregate notional amount of $300.0 million, applicable preset monthly fixed rates ranging from 1.901% to 3.61% and expire in October 2006. They were not designated as hedging instruments and therefore all gains and losses in the change in fair value were reported directly in earnings as a component of interest expense. For the years ended December 31, 2005 and 2004, the Company recorded gains of $3.4 million and $2.2 million, respectively, as reductions to interest expense.

In May 2005 and June 2005, Dex Media West terminated the six floating interest rate swap agreements entered into in November 2004. Under the terms of the floating interest rate swaps, Dex Media West received fixed interest payments that matched the interest obligations of the 5⅞% notes issued in November 2004 and made floating interest payments, thereby converting the fixed interest rate notes into floating rate debt instruments. The floating interest rate swaps had an aggregate notional amount of $300.0 million, floating rate LIBOR that reset semi-annually in May and November, plus applicable margins ranging from 1.4975% to 1.57%, and were to expire in November 2011. The Company had not designated these interest rate swap agreements as hedged instruments and therefore, reported all gains and losses in the change in fair value directly in earnings as a component of interest expense. For the year ended December 31, 2005, Dex Media West recorded net gains, as a reduction to interest expense, of $2.2 million. Upon termination of the swaps a cumulative net gain was recognized of $0.4 million during the life of those swaps. Dex Media West paid $2.1 million upon termination of the swaps. For the year ended December 31, 2004, Dex Media West recorded a net loss as an increase to interest expense of $1.8 million.

8. Comprehensive Income (Loss)

Components of comprehensive income (loss) are changes in equity other than those resulting from contributions by stockholders and distributions to stockholders. For the Company, the component of comprehensive income (loss) other than net income (loss) is the change in fair value on derivatives designated as hedging instruments, net of tax. For the years ended December 31, 2005, 2004 and 2003, the Company recognized income tax benefit of $0.4 million, $2.4 million and $1.6 million related to hedging losses. For the

years ended December 31, 2005, 2004 and 2003, the Company recognized income tax expense of $1.7 million, $4.5 million and $1.3 million related to changes in fair value of derivatives. The aggregate amounts of such changes to equity that have not yet been recognized in net income are reported in the equity portion of the consolidated balance sheets as accumulated other comprehensive income (loss).

For the years ended December 31, 2005, 2004 and 2003, comprehensive income (loss) included the following components (in thousands):

	Year Ended December 31,		
	2005	2004	2003
Net income (loss)	$46,783	$(50,776)	$(75,036)
Hedging losses reclassified, net of tax	(586)	(3,752)	(3,018)
Changes in fair value of derivatives, net of tax	2,687	6,990	2,509
Comprehensive income (loss)	$48,884	$(47,538)	$(75,545)

9. Stockholders' Equity

(a) Preferred stock

As discussed in Note 1(c), all outstanding preferred stock was redeemed on July 27, 2004 for $128.5 million, including accrued and unpaid dividends of $2.8 million, in connection with the IPO.

(b) Common stock

During the year ended December 31, 2005, the Company issued 314,578 shares of common stock upon the exercise of stock options and issued 93,500 shares of restricted common stock to certain employees and directors. Effective January 25, 2005, the Company consummated a secondary offering of common stock to sell 18 million of the shares of common stock held by Carlyle and WCAS. All of the proceeds were paid to Carlyle and WCAS. As mentioned in Note 1(c), the Company consummated its IPO effective July 21, 2004. As part of the IPO, the Company issued 19,736,842 shares of common stock. Immediately prior to the IPO, the Company completed a 10-for-1 stock split of common shares outstanding.

(c) Dividends

As mentioned in Note 9(a), all accrued and unpaid preferred stock dividends were distributed on July 27, 2004 in connection with the IPO. On January 28, 2004, Dex Media declared a distribution to its parent of $250.5 million which was paid February 17, 2004 and included payment of cumulative undeclared dividends on its Series A Preferred Stock up to February 17, 2004 of $2.4 million.

On December 15, 2005, Dex Media announced a common stock dividend of $0.09 per common share, which was paid on January 16, 2006 to shareholders of record as of January 3, 2006. On September 22, 2005, Dex Media announced a common stock dividend of $0.09 per common share, which was paid on October 31, 2005 to shareholders of record as of October 13, 2005. On May 19, 2005, Dex Media announced a common stock dividend of $0.09 per common share, which was paid on July 15, 2005 to shareholders of record as of June 16, 2005. On February 17, 2005, Dex Media announced a common stock dividend of $0.09 per common share, which was paid on April 15, 2005 to stockholders of record as of March 18, 2005. On December 14, 2004, Dex Media announced a common stock dividend of $0.09 per common share, payable January 31, 2005, to shareholders of record as of January 3, 2005.

The terms of the Company's indebtedness include certain restrictions on the payment of cash dividends *on our common* stock. The indentures relating to Dex Media's senior notes permit us to make one or more distributions to our shareholders. However, the same indentures prohibit Dex Media from distributing funds to

shareholders if the amount of such distribution, together with all other restricted payments made by Dex Media since November 8, 2002 exceed the sum of: (i) 100% of the adjusted earnings before interest, tax, depreciation and amortization accrued since January 1, 2003, less 1.4 times the consolidated interest expense for the same period; (ii) the aggregate net proceeds from the sale of capital stock of Dex Media; (iii) the amount of debt issued after the date of the indenture relating to the senior notes that is subsequently converted into capital stock; and (iv) certain payments received or credited to Dex Media by its unrestricted subsidiaries. In addition, in order to make any such distribution of funds to shareholders, Dex Media would have to meet the leverage tests relating to the issuance of indebtedness under the indentures relating to its senior notes. In addition, the indentures governing the senior notes and senior subordinated notes of Dex Media East and Dex Media West include restrictions on their ability to pay dividends to Dex Media, which restricts the Company's ability to pay cash dividends on our common stock. These restrictions did not adversely affect the Company's ability to pay such dividends during the year ended December 31, 2005.

(d) Basic and Diluted Income (Loss) Per Common Share

	Year Ended December 31,		
	2005	2004	2003
	(Dollars in thousands, except per share data)		
Net income (loss)	$46,783	$(50,776)	$(75,036)
Dividend accumulated on Series A Preferred Stock	—	(3,929)	(8,594)
Income (loss) available to common shareholders	$46,783	$(54,705)	$(83,630)
Basic and Diluted income (loss) per share	$ 0.31	$ (0.39)	$ (1.09)

The following table reflects the basic and diluted weighted-average shares outstanding used to calculate basic and diluted net income (loss) per share.

	Year Ended December 31,		
	2005	2004	2003
Denominator for basic net income (loss) per common share — weighted-average common shares outstanding	150,389,176	139,097,208	76,436,822
Dilutive impact of options and unvested restricted stock outstanding	2,164,647	—	—
Denominator for diluted net income (loss) per common share — weighted-average diluted common shares outstanding	152,553,823	139,097,208	76,436,822

For the years ended December 31, 2005, 2004 and 2003, the effect of 76,984, 4,992,802, and 4,991,460, respectively, of outstanding stock options were excluded from the calculation of diluted loss per common share because the effect of the assumed exercise was anti-dilutive. In addition, for the year ended December 31, 2003, the effect of 323,812 shares of Series A Preferred Stock were excluded from the calculation because the effect of the assumed conversion was anti-dilutive.

(e) Rights Plan

In connection with the IPO, we entered into a rights agreement pursuant to which each share of our common stock has one right attached to it. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as Series A junior participating preferred stock at an exercise price to be determined by our board of directors. Rights will only be exercisable under limited

circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us.

If any person or group, other than one involving Carlyle and WCAS, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, or acquires shares representing 15% or more of the voting power of our outstanding common stock, the "flip-in" provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person (as to whom such rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of shares of the acquiring or surviving company's common stock having a market value at that time of twice the rights' exercise price.

The rights will expire upon the tenth anniversary of the date of the rights agreement unless such date is extended or the rights are earlier redeemed or exchanged by us. At no time will the rights have any voting powers. The provisions of the rights agreement may be amended by our board of directors in some circumstances.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Dex Media in certain circumstances. Accordingly, the existence of the rights may deter certain acquirers from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with a potential acquirer on behalf of all of the stockholders.

No rights were exercised in connection with the Company's merger on January 31, 2006 with and into FAC, a wholly owned subsidiary of Donnelley. FAC has not established any rights agreement. In connection with the consummation of the merger, the name of FAC was changed to Dex Media, Inc.

(f) Stock-Based Awards

On November 8, 2002, Dex Media adopted the Stock Option Plan of Dex Media, Inc. (the "2002 Plan") that permits the grant of nonqualified and incentive stock options to its employees, consultants and independent directors or those of its wholly owned subsidiaries. Effective May 2004, Dex Media adopted the Dex Media, Inc. 2004 Incentive Award Plan (the "2004 Plan"). The 2004 Plan provides for a variety of stock-based awards, including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance-based awards and other stock-based awards. Effective with the adoption of the 2004 Plan, the Company discontinued grants under the 2002 Plan while the options outstanding under the 2002 Plan remain outstanding pursuant to the terms of that plan. Upon adoption of the 2004 Plan, 210,110 shares available for issuance under the 2002 Plan became available for issuance under the 2004 Plan. As of December 31, 2005, 5,868,572 shares of common stock were available for grant under the 2004 Plan and 2002 Plan. As of December 31, 2004, 6,251,650 shares of common stock were available for grant under the 2004 Plan and 2002 Plan.

The Compensation Committee of Dex Media determines the exercise price for each option. Outstanding options issued pursuant to the 2002 Plan vest in two segments. Subject to the optionee's continued employment with the Company: (i) 25% of the options granted will vest in equal annual installments of 5% each on each December 31 beginning in the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after and (ii) 75% of the options granted will vest in full on the eighth anniversary of the grant date; however, an installment equal to 15% of the options granted shall become vested following each of the fiscal years beginning in the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after if certain

EBITDA targets are met with respect to each year. Options outstanding issued pursuant to the 2004 Plan vest in equal annual installments over four years.

On October 5, 2005, Dex Media entered into a Retirement and General Release Agreement with Robert M. Neumeister, Jr. (the Company's then-Executive Vice President and Chief Financial Officer) and on October 2, 2005, Dex Media entered into a Letter Agreement with Marilyn Neal (the Company's then-Executive Vice President and Chief Operating Officer). These agreements, among other things, modified the terms of the stock options issued to these officers under the 2002 Plan. These modifications included accelerating the vesting and extending the life of certain options upon these officers' termination. As a result of these modifications, the Company recorded stock-based employee compensation expense of $11.3 million during the year ended December 31, 2005 under the guidance of APB 25 and related interpretations. On October 5, 2005, Dex Media entered into Letter Agreements with its other officers which, among other things, included terms to accelerate the vesting of certain stock options upon consummation of the Donnelley Merger. There was no impact to the Company's financial statements for the year ended December 31, 2005 as a result of these modifications.

On November 10, 2003, Dex Media declared and paid a distribution to its parent of $750.2 million. As a result of the distribution and as provided under the 2002 Plan, Dex Media adjusted the exercise price of all outstanding options to $6.00, effective November 2003. On January 28, 2004, Dex Media declared another distribution to its parent of $250.5 million, which was paid in February 2004. As a result of the distribution and as provided under the 2002 Plan, Dex Media adjusted the exercise price of outstanding options to $4.64 and increased the number of outstanding options by 9.3587%, effective February 2004. The effect of these changes has been included in the SFAS No. 123 pro forma net income (loss) below.

During the year ended December 31, 2005, 93,500 shares of restricted stock were granted with a weighted average grant date fair value of $23.34.

Summarized below is information regarding options granted, exercised or forfeited under the 2004 Plan and 2002 Plan during the years ended December 31, 2005, 2004 and 2003:

	Number of Options	Number of Shares Exercisable	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Options outstanding at December 31, 2002	1,587,440	—	$ 4.64	
Options:				
Granted below market price	224,480		4.64	$0.68
Granted at market price	3,179,540		4.64	1.37
Options outstanding at December 31, 2003	4,991,460		4.64	
Options exercisable at December 31, 2003		953,350	4.64	
Options:				
Granted below market price	1,115,990		4.64	8.41
Granted at market price	137,300		24.36	6.26
Exercised	(953,350)		4.64	
Forfeited	(298,598)		4.64	
Options outstanding at December 31, 2004	4,992,802		5.19	
Options exercisable at December 31, 2004		1,194,522	4.64	
Options:				
Granted at market price	43,918		22.86	5.35
Exercised	(314,578)		4.64	
Forfeited	(96,682)		5.71	
Options outstanding at December 31, 2005	4,625,460		5.38	
Options exercisable at December 31, 2005		2,341,773	4.93	

Summarized below is information regarding options outstanding under the 2004 Plan and 2002 Plan as of December 31, 2005:

Range	Weighted Average Exercise Price of Options Outstanding	Options Outstanding	Weighted Average Remaining Contractual Life (Years) of Options Outstanding	Options Exercisable	Weighted Averag Exercise Price of Options Exercisable
$4.64	$ 4.64	4,449,492	7.51	2,307,448	$ 4.64
$21.43-26.10	$23.99	175,968	9.06	34,325	$24.36
		4,625,460		2,341,773	

Had the Company accounted for the 2004 Plan and 2002 Plan under the minimum value or fair value method, as applicable, prescribed by SFAS No. 123, the pro forma results of the Company for years ended December 31, 2005, 2004 and 2003 would have been as follows (in thousands):

	Year Ended December 31,		
	2005	2004	2003
Net income (loss):			
As reported	$46,783	$(50,776)	$(75,036)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	7,758	763	—
Deduct: Stock-based employee compensation expense determined under minimum value or fair value based method, as applicable, for all awards, net of related tax effects	(1,956)	(1,369)	(256)
Pro forma	$52,585	$(51,382)	$(75,292)
Basic income (loss)per common share:			
As reported	$ 0.31	$ (0.39)	$ (1.09)
Pro forma	0.35	(0.40)	(1.10)
Diluted income (loss) per common share:			
As reported	$ 0.31	$ (0.39)	$ (1.09)
Pro forma	0.34	(0.40)	(1.10)

Following are the weighted-average assumptions used to estimate the fair value of options granted under the 2004 Plan and 2002 Plan during the years ended December 31, 2005, 2004 and 2003. The assumptions for the year ended December 31, 2004 have been segregated between grants under the minimum value method of SFAS No. 123 prior to the IPO and grants valued utilizing the fair value method of SFAS No. 123 after the IPO.

	2005	7/22/04 - 12/31/04	1/1/04 - 7/21/04	2003
Risk-free interest rate	3.93%	3.53%	3.21%	3.19%
Expected dividend yield	1.50%	1.50%	0%	0%
Expected option life (years)	5.0	5.0	5.0	5.0
Expected stock price volatility	22.68%	25.28%	0%	0%

10. Income Taxes

The composition of the income tax provision (benefit) is as follows (in thousands):

	Year Ended December 31,		
	2005	2004	2003
Federal:			
Deferred	$26,347	$(26,788)	$(40,177)
Long-term valuation allowance	3,821	—	—
State rate change	—	(105)	—
Other	(4,507)	—	—
Total Federal	25,661	(26,893)	(40,177)
State and Local:			
Current	10	—	—
Deferred	4,820	(4,879)	(7,552)
Long-term valuation allowance	697	—	—
State rate change	—	300	—
Other	1,588	—	—
Total State and Local	7,115	(4,579)	(7,552)
Total income tax provision (benefit)	$32,776	$(31,472)	$(47,729)

The effective tax rate differs from the statutory tax rate as follows:

	Year Ended December 31,		
	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net	3.9	3.9	4.3
Permanent differences	0.4	—	—
Valuation allowance	5.6	—	—
Other	(3.7)	(0.6)	(0.4)
Effective tax rate	41.2%	38.3%	38.9%

The Acquisitions (as more fully described in Note 1 (a)) were considered to be taxable asset acquisitions for income tax purposes. As a result, the Company recorded the tax basis of all acquired assets at their fair value at the date of acquisition. In addition, the Company acquired several intangible assets for tax purposes that are amortized on a straight-line basis over a 15-year period beginning with the date of acquisition.

For the year ended December 31, 2005, the Company generated a net operating loss of $5.3 million pending final tax filing. For the years ended December 31, 2004 and 2003, the Company generated a loss for tax purposes of $87.2 million and $106.8 million, respectively. Because the period from September 10, 2003 to December 31, 2003 for Dex Media West is considered to be a short-period for income tax purposes, certain items included in the computation of the tax loss were adjusted to reflect limitations imposed by existing tax law associated with short-period income tax returns. The net operating loss for the years ended December 31, 2005, 2004 and 2003 will expire in the years 2025, 2024 and 2023, respectively. No valuation allowance has been provided for the remaining net operating losses as, in management's judgment, it is more likely than not that the net operating loss carryovers will be utilized before the end of the expiration periods. This presumption is based upon the book and taxable income expected to be generated by the Company over the

next several years. No significant payments for income taxes were made for the years ending December 31, 2005, 2004 and 2003.

The components of the net deferred tax assets are as follows (in thousands):

	As of December 31,	
	2005	2004
Assets:		
Book/tax difference in amounts owed to related party for employee benefit expenses not currently deductible	$ 5,218	$ 2,667
Book/tax difference in post employment benefit expenses not currently deductible	14,392	8,627
Net operating loss carryforward	82,940	107,294
Depreciation	6,080	—
Allowance for doubtful accounts	8,992	9,567
Mark-to-market adjustments	—	502
Other expenses not currently deductible	1,604	2,788
Total Assets	$119,226	$131,445
Liabilities:		
Book/tax difference in employee benefit expenses previously deducted	455	876
Amortization of goodwill and other intangibles	26,446	25,395
Depreciation	20,596	6,438
Mark-to-market adjustments	836	—
Other expenses previously deducted	1,339	149
Total Liabilities	$ 49,672	$ 32,858
Valuation Allowance		
Capitalized merger costs	$ 4,518	$ —

Included in other noncurrent deferred tax (liabilities) assets as of December 31, 2005, 2004 and 2003 are $(0.8) million, $0.5 million and $2.6 million, respectively in deferred tax (liabilities) assets associated with mark-to-market adjustments for the Company's derivative financial instruments, with the related benefit included in accumulated other comprehensive income (loss) on the consolidated balance sheets.

The Company was audited by the Internal Revenue Service ("IRS") in 2005 for the tax years ending November 30, 2002 and 2003. As a result of this audit, $31.0 million of deferred tax assets was reclassified from net operating loss carryforward to amortization of goodwill and other intangibles.

Management of the Company believes that it is more likely than not that some of the deferred tax assets associated with capitalized merger and stock offering costs will not be realized in the future. Therefore, a valuation allowance has been established in the amount of $4.5 million to reduce the noncurrent deferred tax asset to realizable value.

Dex Media, Inc. had an ownership change under Internal Revenue Code section 382 upon the consummation of its merger with and into FAC, a wholly owned subsidiary of Donnelley, on January 31, 2006. It is expected that the consummation of the merger will not affect the Company's ability to use its remaining net operating loss carryforwards.

11. Employee Benefit Plans

(a) Pension and other post-retirement benefits

(i) General description

Effective November 8, 2002, Dex Media adopted a pension plan and effective December 1, 2002, Dex Media adopted an other post-retirement benefit plan providing retiree healthcare (together, the "Dex Media Plans"). The noncontributory defined benefit pension plan included substantially all management and occupational (union) employees. Post-retirement healthcare and life insurance plans provide medical, dental and life insurance benefits for certain retirees.

Pension costs and other post-retirement costs are recognized over the periods in which the employee renders services and becomes eligible to receive benefits as determined by using the projected unit credit method. Dex Media's funding policy is to make contributions with the objective of accumulating sufficient assets to pay all benefits when due. No pension funding was required for Dex Media for 2005, 2004 or 2003. The other post-retirement benefit plan is pay-as-you go and is funded out of Dex Media's operating cash as the costs are incurred.

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act") was signed into law. The Medicare Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As provided by FASB Staff Position No. FAS 106-1, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,"* Dex Media elected to defer recognizing the effects of the Medicare Act on its post-retirement benefit plan in 2004. Effects of the Medicare Act are reflected in the measures of accumulated post-retirement obligation and net periodic post-retirement benefit costs in 2005. The impact was not material to the financial statements.

Effective February 1, 2004, Dex Media's pension plan was amended to eliminate the death benefit previously provided to certain management employees. This amendment resulted in $0.2 million in annual expense savings and a reduction in the projected benefit obligation of $2.0 million.

Effective January 1, 2004, several changes were made to the Company's retiree health care plan for management and Communications Workers of America ("CWA") retirees resulting in $0.6 million in annual expense savings and a reduction in the projected benefit obligation of $4.5 million. The changes were as follows: (i) elimination of Company-provided post-65 medical coverage for management retirees; (ii) elimination of Medicare Part B reimbursement for management retirees; (iii) implementation of pre-65 retiree medical plan for all management employees with associated employee contributions; (iv) change in dental coverage to a voluntary retiree-paid plan for management and CWA retirees; and (v) a reduction in the life insurance benefit for management and CWA retirees.

(ii) Obligations and funded status (in thousands)

	Pension Benefit		Post-Retirement Benefits	
	Year Ended December 31,		Year Ended December 31,	
	2005	2004	2005	2004
Change in benefit obligation				
Projected benefit obligation at beginning of period	$218,939	$202,781	$ 63,206	$ 55,479
Service cost	9,769	10,467	2,334	2,570
Interest cost	11,959	12,695	3,741	3,581
Amendments	—	—	—	—
Actuarial loss (gain)	7,781	15,566	(2,541)	2,294
Benefits paid	(1,053)	(22,570)	(1,631)	(718)
Plan settlements	(52,751)	—	—	—
Projected benefit obligation at end of period	$194,644	$218,939	$ 65,109	$ 63,206
Change in plan assets				
Fair value of plan assets at beginning of period	$198,340	$194,025	$ —	$ —
Actual return on plan assets	11,345	26,885	—	—
Employer contribution	—	—	1,631	718
Benefits paid	(1,053)	(22,570)	(1,631)	(718)
Plan settlements	(52,751)	—	—	—
Fair value of plan assets at end of period	$155,881	$198,340	$ —	$ —
Funded status	$ (38,763)	$ (20,599)	$(65,109)	$(63,206)
Unrecognized net actuarial loss	10,584	1,827	4,102	6,687
Unrecognized prior service cost	(1,557)	(1,765)	(3,568)	(4,039)
Total accrued liabilities	$ (29,736)	$ (20,537)	$(64,575)	$(60,558)

The accumulated benefit obligation for the defined benefit pension plan was $177.3 million and $196.5 million at December 31, 2005 and 2004, respectively.

(iii) Components of net periodic benefit cost (in thousands).

	Pension Benefit			Post-Retirement Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2005	2004	2003	2005	2004	2003
Service cost	$ 9,769	$ 10,467	$ 6,512	$2,334	$2,570	$1,230
Interest cost	11,959	12,695	8,494	3,741	3,581	2,426
Amortization of prior service costs	(208)	(208)	—	(470)	(471)	—
Expected return on plan assets	(15,629)	(16,246)	(9,700)	—	—	—
Recognized net actuarial loss	—	—	—	43	96	—
Loss from plan settlement	3,307	—	—	—	—	—
Total net periodic benefit cost	$ 9,198	$ 6,708	$ 5,306	$5,648	$5,776	$3,656

To compute its expected return on plan assets, Dex Media applies its expected rate of return to the market-related value of the pension plan assets. In computing the market-related asset value, companies may elect to amortize the difference between the actual return on plan assets and the expected return on plan assets over a period of time, not to exceed five years. In accordance with SFAS No. 87, *"Employers' Accounting for Pensions,"* Dex Media elected to amortize actual returns on its plan assets falling outside a defined corridor over a five year period. Any actual returns falling within the corridor are recognized currently. Dex Media defined the corridor as a range that is 50% higher and 50% lower than the expected return on plan assets. For the year ending December 31, 2005, the corridor is defined as the range from 4.5% to 13.5%, based upon its expected return of 9.0%.

On August 1, 2005, a settlement of the Company's defined benefit pension obligation occurred as defined by SFAS 88 *"Employers Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits."* At that time, lump sum payments to participants exceeded the sum of the service cost plus interest cost component of the net periodic benefit costs for the year. The settlement resulted in the recognition of $3.3 million in actuarial losses. In addition, 2005 pension expense was recomputed based on assumptions as of the settlement date, including a decrease in the discount rate from 6.00% to 5.50%. This resulted in an immaterial change to pension expense for the remainder of the year.

(iv) Assumptions

The actuarial assumptions used to compute the pension and other post-retirement net periodic benefit costs are based upon information available as of August 2, 2005, January 1, 2005, January 1, 2004 and January 1, 2003, respectively, and are as follows:

	Pension Benefits				Post-Retirement Benefits		
	August 2-December 31, 2005	January 1-August 1, 2005	2004	2003	2005	2004	2003
Weighted average discount rate	5.50%	6.00%	6.25%	6.50%	6.00%	6.25%	6.50%
Weighted average rate of compensation increase	4.00%	4.00%	4.00%	4.65%	N/A	N/A	N/A
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%	8.00%	N/A	N/A	N/A
Initial healthcare cost trend rate	N/A	N/A	N/A	N/A	9.50%	10.00%	10.00%
Ultimate healthcare cost trend rate	N/A	N/A	N/A	N/A	5.00%	5.00%	5.00%
Year ultimate trendrate is reached	N/A	N/A	N/A	N/A	2014	2014	2013

The actuarial assumptions used to compute the projected benefit obligation for the plans are based upon information available as of December 31, 2005 and 2004, respectively, and are as follows:

	Pension Benefits		Post-Retirement Benefits	
	2005	2004	2005	2004
Weighted average discount rate	5.75%	6.00%	5.75%	6.00%
Weighted average rate of compensation increase	4.00%	4.00%	N/A	N/A
Initial healthcare cost trend rate	N/A	N/A	9.00%	9.50%
Ultimate healthcare cost trend rate	N/A	N/A	5.00%	5.00%
Year ultimate trend rate is reached	N/A	N/A	2014	2014

The discount rate is the current rate at which the pension and post-retirement obligations can effectively be settled as of the end of the calendar year. To determine this rate for each of the years presented, the Company selected an actuarially computed composite rate based upon high quality (AA-/Aa- rated or better), non-callable corporate bonds whose cash flows match the expected timing of the settlement of the pension and post-retirement obligations. The high quality corporate bond rates were based on information obtained from Standard and Poor's.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement plan. A one-percent change in the assumed healthcare cost trend rate would have had the following effects at December 31, 2005 (in thousands):

	One Percent Change	
	Increase	Decrease
Effect on the aggregate of the service and interest cost components of net periodic post-retirement benefit cost (statement of operations)	$ 214	$ (184)
Effect on accumulated post-retirement benefit obligation (balance sheet)	$1,819	$(1,593)

(v) Plan assets

Dex Media's pension plan weighted-average asset allocations at December 31, 2005, by asset category, are as follows:

	Plan Assets at December 31, 2005	Asset Allocation Target
Asset Category		
Equity Securities	68%	65%
Debt Securities	25%	26%
Real Estate	5%	5%
Cash	2%	4%
Total	100%	100%

The plan's assets are invested in accordance with investment practices that emphasize long-term investment fundamentals. The plan's investment objective is to achieve a positive rate of return over the long-term from capital appreciation and a growing stream of current income that would significantly contribute to meeting the plan's current and future obligations. These objectives can be obtained through a well-diversified portfolio structure in a manner consistent with the plan's investment policy statement.

The plan's assets are invested in marketable equity and fixed income securities managed by professional investment managers. The plan's assets are to be broadly diversified by asset class, investment style, number of issues, issue type and other factors consistent with the investment objectives outlined in the plan's investment policy statement. The plan's assets are to be invested with prudent levels of risk and with the expectation that long-term returns will maintain and contribute to increasing purchasing power of the plan's assets, net of all disbursements, over the long-term.

The plan's assets in separately managed accounts may not be used for the following purposes: short sales, purchases of letter stock, private placements, leveraged transactions, commodities transactions, option strategies, investments in some limited partnerships, investments by the managers in their own securities, their affiliates or subsidiaries, investment in futures, use of margin or investments in any derivative not explicitly permitted in the plan's investment policy statement.

In 2003, the Dex Media pension plan assumed an expected long-term rate of return of 8% in computing its net periodic pension cost. The basis used for determining this rate was the historical capital market returns for an asset mix similar to the Pension Plan's 65% equity and 35% fixed income. Dex Media did not begin to manage the trust assets until November 1, 2003, when Qwest transferred assets from its pension trust to the Dex Media pension trust. From January 1, 2003 until the date of transfer, Qwest Asset Management Company managed the Dex Media pension assets as provided for in the Purchase Agreement. In determining the 2004 and 2005 expected long-term rate of return of 9%, Dex Media took into consideration the change in its asset allocation as well as the expectation that there is opportunity for active management of the trust's investments to add value over the long term. The active asset management expectation was supported by calculating historical returns for the eight investment managers who were selected to actively manage the trust's assets.

(vi) Cash flows

Dex Media does not expect to make any contributions to its pension plan in 2006.

The pension benefits and post-retirement benefits expected to be paid in each year 2006-2010 and the aggregate benefits expected to be paid 2011-2015 are as follows (in thousands):

	Pension Benefits	Post-Retirement Benefits
2006	$22,509	$ 2,830
2007	14,995	2,289
2008	15,286	2,821
2009	16,455	3,355
2010	17,276	3,904
2011-2015	89,733	26,069

The expected benefits to be paid are based on the same assumptions used to measure the Company's benefit obligations at December 31, 2005 and include estimated future employee service.

(vii) Subsequent Events

As more fully described in Note 14, on January 31, 2006, the Company merged with Donnelley. At this time and for the remainder of 2006, there are no plans to change any of the existing employee benefits.

(b) 401(k) plan

Effective November 1, 2002, Dex Media adopted a defined contribution benefit plan covering substantially all management and occupational employees of Dex Media. Under this plan, employees may contribute a percentage of their annual compensation to the plan up to a maximum percentage identified in the plan. The annual pre-tax dollar contribution of the employees is limited to the maximum amount determined by the Internal Revenue Service.

Dex Media matches a percentage of employee contributions, and those matching contributions as recorded by the Company in the statement of operations were $6.3 million, $6.7 million, and $3.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Effective January 1, 2004, Dex Media increased the matching formula for all management employees participating in its defined contribution plan from 100% on the first 3% of employee contributions to 100% on the first 4% of employee contributions and 50% on the next 2% of employee contributions.

12. Commitments and Contingencies

(a) Lease commitments

The Company has entered into operating leases for office facilities and equipment with terms ranging up to 15 years. Minimum future lease payments for the operating leases as of December 31, 2005, are as follows (in thousands):

2006	$11,912
2007	10,763
2008	8,591
2009	5,558
2010	3,750
Thereafter	7,097
	$47,671

The Company recorded rent expense under the provisions of SFAS No. 13 *"Accounting for Leases"* for operating leases of $20.4 million, $17.7 million and $11.6 million for the years ended December 31, 2005, 2004 and 2003.

As required by the Dex East Purchase Agreement, Dex Media East has leased its Englewood facility (located at 198 Inverness Drive West in Englewood, Colorado) from Qwest on terms and conditions that are reasonably acceptable to the Company. The aggregate lease commitments disclosed above include the amounts associated with this provision of the agreement.

(b) Litigation

The Company is involved, from time to time, in litigation arising in the normal course of business. The outcome of this litigation is not expected to have a material adverse impact on the Company.

(c) Collective Bargaining Agreement

As of December 31, 2005, 22% and 44% of the Company's employees were members of the International Brotherhood of Electrical Workers ("IBEW") and the Communication Workers of America ("CWA"), respectively. The collective bargaining agreement covering the IBEW members' employment will expire in May 2006 and the collective bargaining agreement covering the CWA members' employment will expire in October 2006.

13. Related Party Transactions

In connection with the Acquisitions, the Company entered into management consulting agreements with each of Carlyle and WCAS. Each agreement allowed the Company access to Carlyle and WCAS's expertise in areas such as corporate management, financial transactions, product strategy, investment, acquisitions and other matters that relate to the Company's business, administration and policies. Each of Carlyle and WCAS received a one-time transaction fee for structuring the transactions related to the Dex East Acquisition and the Dex West Acquisition of $15.0 million and $20.1 million, respectively. In addition, each of Carlyle and WCAS received an annual advisory fee of $2.0 million for advisory, consulting and other services. The annual advisory fees payable under the agreements were terminated for a one-time fee of $10.0 million paid to each of Carlyle and WCAS in conjunction with the IPO. Thereafter, Carlyle and WCAS maintained the right to act as Dex Media's financial advisor or investment banker in conjunction with any merger, acquisition, disposition,

finance or the like in return for additional reasonable compensation and expenses as may be agreed upon by the parties. Pursuant to these management consulting agreements, the Company incurred $2.0 million and $2.6 million in annual advisory fees for the years ended December 31, 2004 and 2003, respectively. The management consulting agreements have been terminated. No amounts were owed to Carlyle or WCAS at December 31, 2005.

During February 2003, Dex Media entered into a five-year agreement with Amdocs, Inc. ("Amdocs") for the complete modernization of its core production platform. This project is designed to upgrade the Company's existing software system to enhance its functionality. WCAS was a shareholder of Amdocs at the time the Company entered into the agreement and ceased to be a shareholder during 2004. For the years ended December 31, 2005, 2004 and 2003, the Company paid Amdocs $33.5 million, $47.6 million and $15.0 million, respectively, under this agreement and other related on-going support.

14. Subsequent Events

As discussed in Note 1(a), Dex Media merged with Donnelley on January 31, 2006. Pursuant to the Agreement and Plan of Merger dated October 3, 2005, each issued and outstanding share of Dex Media common stock was converted into $12.30 in cash and 0.24154 of a share of Donnelley common stock, resulting in an aggregate cash value of $1.9 billion and an aggregate stock value of $2.2 billion, based on 36,547,381 newly issued shares of Donnelley common stock. All outstanding stock options of Dex Media were converted into stock options of Donnelley at a ratio of 1 to 0.43077 and the 2002 Plan and 2004 Plan governing those Dex Media stock options were terminated. Additionally, Donnelley assumed Dex Media's outstanding indebtedness on January 31, 2006 with a fair value of $5.7 billion. The acquired Dex Media directory business now operates as Dex Media, Inc., one of Donnelley's direct wholly owned subsidiaries.

As a result of the modifications discussed in Note 9(f), stock options to purchase approximately 1.3 million shares of Dex Media common stock became fully exercisable immediately prior to the consummation of the Donnelley Merger. Dex Media expects to recognize additional stock compensation expense in its January 2006 financial statements as a result of these modifications.

Costs of $11.7 million related to the Donnelley Merger are included in the statement of operations for the year ended December 31, 2005. These costs relate primarily to financial advisory, legal and accounting fees and are included in general and administrative expense.

In connection with the Donnelley Merger, on January 31, 2006, Dex Media, as successor to Dex Media, Inc. ("DMI"), entered into an Amended and Restated Credit Agreement (the "Amended West Credit Agreement"), by and among Dex Media West, Inc. ("Dex West"), Dex Media West, the administrative agent and the lenders and other agents parties thereto, relating to the Credit Agreement, dated as of September 9, 2003, as amended (the "Original West Credit Agreement"), among DMI, Dex West, the Dex Media West, the administrative agent and the lenders and other agents parties thereto.

The Amended West Credit Agreement amends and restates the Original West Credit Agreement in its entirety, to, among other things: (i) permit the Donnelley Merger; (ii) provide up to $503 million of Tranche B-1 term loans to redeem certain indebtedness in connection with change in control offers required to be made as a result of the Donnelley Merger and to fund a portion of the cash consideration to be paid to DMI's stockholders in connection with the Donnelley Merger, and $50 million of which may also be used for general corporate purposes; (iii) permit certain additional restricted payments to Dex Media; (iv) modify the financial performance covenants contained in the Original West Credit Agreement; and (v) provide for shared service arrangements between R.H. Donnelley Inc., an affiliate of Dex Media, and its subsidiaries (collectively, the "RHDI Entities"), on the one hand, and Dex Media and its subsidiaries (collectively, the "Dex Entities"), on the other hand.

In addition, in connection with the Amended West Credit Agreement, Dex Media, Dex West and its subsidiaries reaffirmed, pursuant to a Reaffirmation Agreement dated as of January 31, 2006 (the "West Reaffirmation Agreement") that the obligations under the Amended West Credit Agreement continue to be secured by: (i) the pledge of the stock of Dex West under that certain Pledge Agreement dated as of November 10, 2003 and (ii) the assets of and guarantee by Dex West and its subsidiaries pursuant to the terms of that certain Amended and Restated Guarantee and Collateral Agreement, dated as of September 9, 2003.

In addition, on January 31, 2006, the Company entered into an Amended and Restated Credit Agreement (the "Amended East Credit Agreement"), by and among Dex Media East, Inc. ("Dex East"), Dex Media East, the administrative agent and the lenders and other agents parties thereto, relating to the Credit Agreement, dated as of November 8, 2002, as amended (the "Original East Credit Agreement"), among DMI, Dex East, Dex Media East, the administrative agent and the lenders and other agents parties thereto.

The Amended East Credit Agreement amends and restates the Original East Credit Agreement in its entirety, to, among other things: (i) permit the Donnelley Merger; (ii) permit certain additional restricted payments to Dex Media; (iii) modify the financial performance covenants contained in the Original East Credit Agreement; and (iv) provide for shared service arrangements between the RHDI Entities, on the one hand, and the Dex Entities, on the other hand.

In addition, in connection with the Amended East Credit Agreement, Dex Media, Dex East and its subsidiaries reaffirmed, pursuant to a Reaffirmation Agreement dated as of January 31, 2006 (the "East Reaffirmation Agreement") that the obligations under the Amended East Credit Agreement continue to be secured by: (i) the pledge of the stock of Dex East under that certain Pledge Agreement dated as of November 10, 2003 and (ii) the assets of and guarantee by Dex East and its subsidiaries pursuant to the terms of that certain Amended and Restated Guarantee and Collateral Agreement, dated as of November 8, 2002.

In connection with the Donnelley Merger, on January 31, 2006, Dex Media entered into three supplemental indentures (the "Supplemental Indentures") with U.S. Bank National Association, as trustee (the "Trustee") to amend: (i) the Indenture, dated as of November 10, 2003, as amended (the "8% Notes Indenture"), between DMI and the Trustee relating to DMI's 8% Notes due 2013 (the "8% Notes"); (ii) the Indenture, dated as of November 10, 2003, as amended (the "2003 Discount Notes Indenture"), between DMI and the Trustee relating to DMI's 9% Discount Notes due 2013 (the "2003 Discount Notes"); and (iii) the Indenture, dated as of February 11, 2004, as amended (the "2004 Discount Notes Indenture"), between DMI and the Trustee relating to DMI's 9% Discount Notes due 2013 (the "2004 Discount Notes"). Pursuant to the Supplemental Indentures, Dex Media assumed DMI's obligations under the 8% Notes, 2003 Discount Notes and 2004 Discount Notes, and agreed to comply with the conditions and covenants under the 8% Notes Indenture, 2003 Discount Notes Indenture and 2004 Discount Notes Indenture.

In connection with the Donnelley Merger and the entry into the Amended West Credit Agreement, on January 31, 2006, the Company and the administrative agent party thereto also entered into a Termination Agreement (the "Termination Agreement") to terminate certain support obligations of Dex Media, as successor to DMI, under the Agreement, dated September 9, 2003, between DMI and the administrative agent (the "Support Agreement"). Under the Support Agreement, DMI was required to retain and pledge to the administrative agent a calculated amount of certain dividends or distributions received by DMI with respect to equity interests of Dex East and its subsidiaries to secure the obligations of DMI to purchase subordinated participations in loans or other letters of credit in the event of the acceleration of the obligations of the West Borrower under the Original West Credit Agreement.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Dex Media maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Dex Media's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, Dex Media carried out an assessment, under the supervision and with the participation of Dex Media's management, including its Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of Dex Media's disclosure controls and procedures. Based on that assessment, Dex Media's Chief Executive Officer and Chief Financial Officer concluded that Dex Media's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Dex Media is responsible for establishing and maintaining adequate internal control over the company's financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of Dex Media's internal controls over its financial reporting as of December 31, 2005. In undertaking this assessment, management used the criteria established by the Committee of the Sponsoring Organizations ("COSO") of the Treadway Commission contained in the Internal Control — Integrated Framework.

Based on its assessment, management has concluded that as of December 31, 2005, the Company's internal control over financial reporting is effective based on the COSO criteria.

KPMG LLP, the independent registered accounting firm that audited the financial statements included in this annual report, has issued an attestation report on management's assessment of Dex Media's internal control over financial reporting. Such attestation report is included on pages F-2 and F-3 of this annual report.

Changes in Internal Controls

During the fiscal quarter ended December 31, 2005, there was no change in Dex Media's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, Dex Media's internal controls over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

Omitted pursuant to General Instructions I(2)(c) of Form 10-K.

ITEM 11. *EXECUTIVE COMPENSATION*

Omitted pursuant to General Instructions I(2)(c) of Form 10-K.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Omitted pursuant to General Instructions I(2)(c) of Form 10-K.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

Omitted pursuant to General Instructions I(2)(c) of Form 10-K.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

KPMG LLP serves as the Company's independent registered public accounting firm. The following table presents fees for professional services rendered by KPMG LLP for the audit of Dex Media's annual financial statements for the years ended December 31, 2005 and 2004 and fees billed for other services rendered by KPMG LLP during those periods.

	2005	2004
Audit fees[1]	$1,996,860	$1,997,700
Audit-related fees[2]	202,500	—
Tax fees[3]	27,525	86,158
All other fees	—	—
Total fees	$2,226,885	$2,083,858

(1) Audit fees consisted principally of fees for the audit of financial statements and review of the financial statements included in our Quarterly Reports on Form 10-Q, comfort letters, consents and assistance with and review of Dex Media's registration statements filed with the SEC.

(2) Audit-related fees consisted of financial due diligence performed prior to entering into our merger with Donnelley.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of our independent registered public accounting firm. As part of this responsibility, the Audit Committee is required to pre-approve the non-audit services performed by the independent registered public accounting firm in order to ensure their independence of our independent registered public accounting firm. The Audit Committee has adopted a pre-approval process with respect to the provision of non-audit services to be performed by KPMG LLP. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG LLP. Pre-approval fee levels for all services to be provided by KPMG LLP are established annually by the Audit Committee. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more of its members.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are being filed as part of this report:

(1) *Consolidated Financial Statements.* The following consolidated financial statements of Dex Media are filed as part of this report:

(2) *Financial Statement Schedules.* All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

(3) *Exhibits*

Number	Description
2.1+	Purchase Agreement, dated as of August 19, 2002, by and between Qwest Dex, Inc., Qwest Services Corporation, and Qwest Communications International Inc., on the one hand, and Dex Holdings LLC, on the other hand.
2.2+	Amendment No. 1 dated September 9, 2003 to Purchase Agreement, dated as of August 19, 2002, by and between Qwest Dex, Inc., Qwest Services Corporation, and Qwest Communications International Inc., on the one hand, and Dex Holdings LLC, on the other hand
2.3	Agreement and Plan of Merger, dated as of October 3, 2005, by and among Dex Media, Inc., R.H. Donnelley Corporation and Forward Acquisition Corp.
2.4	Certificate of Merger of Dex Media, Inc. into Forward Acquisition Corp.
3.1++	Form of Amended and Restated Certificate of Incorporation of Dex Media, Inc.
3.2++	Form of Amended and Restated By-laws of Dex Media, Inc.
3.3	Certificate of Incorporation of Forward Acquisition Corp.
3.4	Certificate of Amendment to the Certificate of Incorporation of Forward Acquisition Corp.
3.5	Bylaws of Forward Acquisition Corp.
4.1+	Note Indenture with respect to the 8% Notes due 2013, between Dex Media, Inc. and U.S. Bank National Association, as trustee, dated November 10, 2003.
4.2+	Form of 8% Notes due 2013 (included in exhibit 4.1).
4.3+	Discount Note Indenture with respect to the 9% Discount Notes due 2013, between Dex Media, Inc. and U.S. Bank National Association, as trustee, dated November 10, 2003.
4.4+	Form of 9% Discount Notes due 2013 (included in exhibit 4.3).
4.5+	Discount Note Indenture with respect to the 9% Discount Notes due 2013, between Dex Media, Inc. and U.S. Bank National Association, as trustee, dated February 11, 2004.
4.6+	Form of 9% Discount Notes due 2013 (included in exhibit 4.5).
4.7+	Senior Note Indenture with respect to the 9⅞% Senior Notes due 2009, among Dex Media East LLC, Dex Media East Finance Co. and U.S. Bank National Association, as trustee, dated November 8, 2002.

Number	Description
4.8+	Form of 9⅞% Senior Notes due 2009 (included in exhibit 4.7)
4.9+	Senior Subordinated Note Indenture with respect to the 12⅛% Senior Subordinated Notes due 2012, among Dex Media East LLC, Dex Media East Finance Co. and U.S. Bank National Association, as trustee, dated November 8, 2002.
4.10+	Form of 12⅛% Senior Subordinated Notes due 2012 (included in exhibit 4.9)
4.11+	Senior Note Indenture with respect to the 8½% Senior Notes due 2010, among Dex Media West LLC, Dex Media West Finance Co. and U.S. Bank National Association, as trustee, dated August 29, 2003.
4.12+	Form of 8½% Senior Notes due 2010 (included in exhibit 4.11).
4.13+	Senior Subordinated Note Indenture with respect to the 9⅞% Senior Subordinated Notes due 2013, among Dex Media West LLC, Dex Media West Finance Co. and U.S. Bank National Association, as trustee, dated August 29, 2003.
4.14+	Form of 9⅞% Senior Subordinated Notes due 2013 (included in exhibit 4.13)
4.15++	Form of Rights Plan.
4.16++	Specimen common stock certificate.
4.17	Indenture with respect to the 5⅞% Senior Notes due 2011, among Dex Media West LLC, Dex Media West Finance Co., and U.S. Bank National Association, as trustee, dated November 24, 2004 (incorporated by reference to Dex Media West LLC and Dex Media West Finance Co.'s Registration Statement on Form S-4 (File No. 333-121259), declared effective on February 3, 2005).
4.18	Form of 5⅞% Senior Notes due 2011 (included in Exhibit 4.20) (incorporated by reference to Dex Media West LLC and Dex Media West Finance Co.'s Registration Statement on Form S-4 (File No. 333-121259), declared effective on February 3, 2005).
4.19	Supplemental Indenture, dated as of January 31, 2006, between U.S. Bank National Association, as trustee, and Dex Media, Inc. (f/k/a Forward Acquisition Corp.) to the Indenture, dated November 10, 2003, between Dex Media, Inc. and U.S. Bank National Association, as trustee related to Dex Media's 8% Notes due 2013 (incorporated by reference to Dex Media, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006).
4.20	Supplemental Indenture, dated as of January 31, 2006, between U.S. Bank National Association, as trustee, and Dex Media, Inc. (f/k/a Forward Acquisition Corp.) to the Indenture, dated November 10, 2003, between Dex Media, Inc. and U.S. Bank National Association, as trustee related to Dex Media's 9% Notes due 2013 (incorporated by reference to Dex Media, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006).
4.21	Supplemental Indenture, dated as of January 31, 2006, between U.S. Bank National Association, as trustee, and Dex Media, Inc. (f/k/a Forward Acquisition Corp.) to the Indenture, dated November 10, 2003, between Dex Media, Inc. and U.S. Bank National Association, as trustee related to Dex Media's 9% Notes due 2014 (incorporated by reference to Dex Media, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006).
10.1+	Second Amendment and Restatement of Credit Agreement, dated as of October 31, 2003, by and among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, J.P. Morgan Europe, Limited, as London Agent, and Bank of America, N.A., Lehman Commercial Paper Inc., Wachovia Bank, National Association and Deutsche Bank Trust Company Americas, as co-syndication agents.

Number	Description
10.2++	Third Amendment, dated as of June 11, 2004, to the Credit Agreement, dated as of November 8, 2002, as amended and restated as of October 31, 2003, by and among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents.
10.3+++	Fourth Amendment, dated as of November 24, 2004, to the Credit Agreement, dated as of November 8, 2002, as amended and restated as of October 31, 2003, by and among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents.
10.4+	Guarantee and Collateral Agreement, dated as of November 8, 2002, by and among Dex Media East, Inc., Dex Media East LLC (f/k/a SGN LLC), Dex Media East Finance Co., LCI International, Inc. (Dex Media International, Inc.) and JPMorgan Chase Bank, as collateral agent.
10.5+	Agreement, dated as of November 8, 2002, between Dex Media, Inc. and JPMorgan Chase Bank, as administrative agent under the Credit Agreement (the "Parent Support Agreement" relating to the Dex Media East Credit Agreement), as amended.
10.6+	Credit Agreement, dated as of September 9, 2003, among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents.
10.7+	First Amendment, dated as of October 31, 2003, to the Credit Agreement, dated as of September 9, 2003, among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents.
10.8++	Second Amendment, dated as of June 11, 2004, to the Credit Agreement, dated as of September 9, 2003, as amended as of October 31, 2003, by and among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents.
10.9+++	Third Amendment, dated as of November 24, 2004, to the Credit Agreement, dated as of September 9, 2003, among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents.
10.10+	Guarantee and Collateral Agreement, dated as of September 9, 2003, among Dex Media West, Inc., Dex Media West LLC, Dex Media West Finance Co. and JPMorgan Chase Bank, as collateral agent.
10.11+	Agreement, dated as of September 9, 2003, between Dex Media, Inc. and JPMorgan Chase Bank, as administrative agent under the Credit Agreement (the "Parent Support Agreement" relating to the Dex Media West Credit Agreement).
10.12+	Amended and Restated Billing and Collection Agreement, dated September 1, 2003, by and between Qwest Corporation and Dex Media East LLC (f/k/a SGN LLC).
10.13+	Billing and Collection Agreement, dated as of September 1, 2003, by and between Qwest Corporation and Dex Media West LLC (f/k/a GPP LLC).

Number	Description
10.14+	Non-Competition and Non-Solicitation Agreement, dated November 8, 2002, by and among Dex Media East LLC (f/k/a SGN LLC), Dex Media West LLC (f/k/a GPP LLC), Dex Holdings LLC and Qwest Corporation, Qwest Communications International Inc. and Qwest Dex, Inc.
10.15++	Form of Amended and Restated Management Consulting Agreement among Dex Media East LLC and The Carlyle Group.
10.16++	Form of Amended and Restated Management Consulting Agreement among Dex Media East LLC and Welsh, Carson, Anderson & Stowe.
10.17++	Form of Amended and Restated Management Consulting Agreement among Dex Media West LLC and The Carlyle Group.
10.18++	Form of Amended and Restated Management Consulting Agreement among Dex Media West LLC and Welsh, Carson, Anderson & Stowe
10.19++	Sponsor Stockholders Agreement among Dex Media, Inc., Carlyle Partners III, L.P., CP III Coinvestment L.P., Carlyle-Dex Partners L.P., Carlyle-Dex Partners II, L.P., Carlyle High Yield Partners, L.P., Welsh, Carson, Anderson & Stowe IX, L.P., WD GP Associates LLC, WD Investors LLC and A.S.F. Co-Investment Partners, L.P.
10.20+	Joinder Agreement to the Dex Holdings LLC Equityholders Agreement, effective as of April 30, 2003.
10.21+	Agreement Among Members (Dex Holdings LLC) among Carlyle Partners III, L.P., Carlyle-Dex Partners L.P., Carlyle-Dex Partners II L.P., Welsh, Carson, Anderson & Stowe IX, L.P., WD Investors LLC, Dex Holdings LLC, Dex Media, Inc., Dex Media East, Inc. and Dex Media East LLC, dated November 8, 2002.
10.22+	First Amendment to the Agreement Among Members (Dex Holdings LLC) among Carlyle Partners III, L.P., Carlyle-Dex Partners L.P., Carlyle-Dex Partners II L.P., Welsh, Carson, Anderson & Stowe IX, L.P., WD Investors LLC, Dex Holdings LLC, Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, Dex Media West, Inc. and Dex Media West LLC, dated September 8, 2003.
10.23+	Publishing Agreement by and among Dex Media, Inc., Dex Media East LLC (f/k/a SGN LLC), Dex Media West LLC (f/k/a/ GPP LLC) and Qwest Corporation, dated November 8, 2002, as amended.
10.24+*	Employment Agreement, effective as of November 8, 2002, by and between George Burnett and Dex Media, Inc.
10.25+*	Employment Agreement, effective as of January 2, 2003, by and between Robert M. Neumeister, Jr. and Dex Media, Inc.
10.26+*	Employment Agreement, effective as of November 8, 2002, by and between Marilyn B. Neal and Dex Media, Inc.
10.27+*	Employment Agreement, effective as of November 8, 2002, by and between Maggie Le Beau and Dex Media, Inc.
10.28+*	Employment Agreement, effective as of January 2, 2003, by and between Linda Martin and Dex Media, Inc.
10.29+*	Employment Agreement, effective as of November 8, 2002, by and between Kristine Shaw and Dex Media, Inc.
10.30+*	Amended and Restated Management Stockholders Agreement of Dex Media, Inc., entered into as of November 11, 2003, by and among Dex Media, Inc., Dex Holdings LLC, and those members of management who become parties thereto from time to time.
10.31+*	Stock Option Plan of Dex Media, Inc., effective as of November 8, 2002.
10.32+*	First Amendment to Stock Option Plan of Dex Media, Inc., effective as of September 9, 2003.
10.33+*	Second Amendment to Stock Option Plan of Dex Media, Inc., effective as of December 18, 2003.
10.34+	Employee Cost Sharing Agreement, by and among Dex Media Service LLC, Dex Media, Inc., Dex Media East LLC and Dex Media West LLC, effective as of December 31, 2003.

Number	Description
10.35+	Shared Services Agreement, by and among Dex Media, Inc., Dex Media East LLC, Dex Media West LLC, and any direct or indirect subsidiary of Dex Media that becomes a party thereto, effective as of December 31, 2003.
10.36+	Intercompany License Agreement, by and among Dex Media, Inc., Dex Media East LLC and Dex Media West LLC, effective as of September 9, 2003.
10.37*	Dex Media, Inc. 2004 Incentive Award Plan (incorporated by reference to our Registration Statement on Form S-8 (File No. 333-120631), filed on November 19, 2004).
10.38*	Dex Media, Inc. Senior Executive Incentive Bonus Plan (incorporated by reference to our Current Report on Form 8-K dated February 17, 2005).
10.39*	Form of Restricted Stock Agreement pursuant to the 2004 Incentive Award Plan of Dex Media, Inc. (incorporated by reference to our Current Report on Form 8-K dated March 4, 2005).
10.40	Master Agreement for Printing Services dated as of March 31, 2005, by and between Dex Media, Inc., on behalf of itself and it subsidiaries Dex Media East LLC and Dex Media West LLC, and Quebecor World (USA) Inc. (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).
10.41*	Dex Media, Inc. Deferred Compensation Plan (incorporated by reference to our Current Report on Form 8-K dated May 17, 2005).
10.42*	Dex Media, Inc. Corporate Aircraft Policy (incorporated by reference to our Current Report on Form 8-K dated May 17, 2005).
10.43*	Dex Media, Inc. Financial Planning Benefit (incorporated by reference to our Current Report on Form 8-K dated May 17, 2005).
10.44*	Dex Media, Inc. 2005 Bonus Plan Targets (incorporated by reference to our Current Report on Form 8-K dated May 17, 2005).
10.45	Fourth Amendment, dated as of June 16, 2005, to the Credit Agreement dated as of September 9, 2003, as amended and restated as of July 27, 2004, by and among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and co-lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust Company Americas, as co-syndication agents (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
10.46	Fifth Amendment, dated as of June 16, 2005, to the Credit Agreement, dated as of November 8, 2002, as amended and restated as of October 31, 2003, by and among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint bookrunners and co-lead arrangers, and Bank of America, N.A., Wachovia Bank, National Association, Lehman Commercial Paper Inc. and Deutsche Bank Trust company Americas, as co-syndication agents (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
10.47*	Retirement and General Release Agreement dated October 5, 2005, by and between Dex Media, Inc. and Robert M. Neumeister, Jr. (incorporated by reference to our Current Report on Form 8-K dated October 2, 2005).
10.48	Agreement and Plan of Merger, dated as of October 3, 2005, by and among Dex Media, Inc., R.H. Donnelley Corporation and Forward Acquisition Corp. (included in Exhibit 2.3).
10.49*	Letter Agreement dated October 2, 2005, by and between Dex Media, Inc. and George Burnett (incorporated by reference to our Current Report on Form 8-K/A dated October 18, 2005).
10.50*	Letter Agreement dated October 2, 2005, by and between Dex Media, Inc. and Marilyn Neal (incorporated by reference to our Current Report on Form 8-K/A dated October 18, 2005).
10.51*	Form of Letter Agreement dated October 2, 2005, by and between Dex Media, Inc. and each of its Senior Vice Presidents (incorporated by reference to our Current Report on Form 8-K/A dated October 18, 2005).

Number	Description
10.52*	Form of Letter Agreement dated October 2, 2005, by and between Dex Media, Inc. and each of its Vice Presidents (incorporated by reference to our Current Report on Form 8-K/A dated October 18, 2005).
10.53*	Letter Agreement dated December 19, 2005, by and between Dex Media, Inc. and Linda A. Martin (incorporated by reference to our Current Report on Form 8-K/A dated December 21, 2005).
10.54*	Letter Agreement dated December 19, 2005, by and between Dex Media, Inc. and George A. Burnett (incorporated by reference to our Current Report on Form 8-K dated December 19, 2005).
10.55*	Letter Agreement dated December 19, 2005, by and between Dex Media, Inc. and Scott A. Pomeroy (incorporated by reference to our Current Report on Form 8-K dated December 19, 2005).
10.56*	Form of Letter Agreement dated December 19, 2005, by and between Dex Media, Inc. and each of its Senior Vice Presidents and Vice Presidents (incorporated by reference to our Current Report on Form 8-K dated December 19, 2005).
10.57*	Letter Agreement dated December 19, 2005, by and between Dex Media, Inc. and Robert M. Neumeister, Jr. (incorporated by reference to our Current Report on Form 8-K dated December 19, 2005).
10.58*	Letter Agreement dated December 19, 2005, by and between Dex Media, Inc. and Marilyn B. Neal (incorporated by reference to our Current Report on Form 8-K dated December 19, 2005).
10.59	Amended and Restated Credit Agreement, dated January 31, 2006, by and among Dex Media, Inc. (f/k/a Forward Acquisition Corp.), Dex Media East, Inc., Dex Media East LLC, JPMorgan Chase Bank, N.A., as administrative agent, and the other entities from time to time parties thereto (incorporated by reference to Dex Media, Inc.'s current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006).
10.60	Reaffirmation Agreement, dated January 31, 2006, among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, Dex Media East Finance Co. and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Dex Media, Inc.'s Current Report on Form 8-K filed wit the Securities and Exchange commission on February 6, 2006).
10.61	Amended and Restated Credit Agreement, dated January 31, 2006, by and among Dex Media, Inc. (f/k/a Forward Acquisition Corp.), Dex Media West, Inc., Dex Media West LLC, JPMorgan Chase Bank, N.A., as administrative agent, and the other entities from time to time parties thereto (incorporated by reference to Dex Media, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006).
10.62	Reaffirmation Agreement, dated January 31, 2006, among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, Dex Media West Finance Co., and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Dex Media's Current Report of Form 8-K filed with the Securities and Exchange commission on February 6, 2006).
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Total Debt to Owner's Equity.
31.1	Certification of Chief Executive Officer of Dex Media, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of Dex Media, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1++++	Certification of Chief Executive Officer and Chief Financial Officer of Dex Media, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-114472), declared effective on May 14, 2004.

++ Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-115489) and amendments thereto, declared effective on July 21, 2004.

+++ Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-121859) and amendments thereto, declared effective on January 25, 2005.

++++ Exhibit 32.1 is being furnished solely to accompany this report pursuant to U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any of our filings, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

* Identifies each management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

DEX MEDIA, INC.

By: /s/ SCOTT A. POMEROY

Scott A. Pomeroy
Chief Financial Officer

Date: March 16, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Titles	Date
/s/ GEORGE A. BURNETT George A. Burnett	President and Chief Executive Officer (Principal Executive Officer)	March 16, 2006
/s/ SCOTT A. POMEROY Scott A. Pomeroy	Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2006
/s/ STEVEN M. BLONDY Steven M. Blondy	Director	March 16, 2006
/s/ ROBERT J. BUSH Robert J. Bush	Director	March 16, 2006
/s/ JENNY L. APKER Jenny L. Apker	Director	March 16, 2006

Reconciliation of Non-GAAP Measures (unaudited)

Reconciliation of publication sales for Sprint-branded directories and AT&T-branded directories to net revenue — GAAP and net revenue — adjusted and net revenue — adjusted pro forma:

	2005(1)(2)	2004(1)(2)(3)
	(Amounts in millions)	
Publication sales — Sprint-branded directories	$ 593.5	$ 567.8
Publication sales — Sprint-branded directories — percentage change over prior year	4.5%	
Adjustments for changes in directory publication date(s)		(0.6)
Publication sales disclosed in December 31, 2004 Form 10K		567.2
Publication sales — AT&T-branded directories	433.4	445.9
Publication sales — AT&T-branded directories — percentage change over prior year	(2.8%)	
Adjustments for changes in directory publication date(s)		17.3
Publication sales disclosed in December 31, 2004 Form 10K		463.2
Less pre-acquisition publication sales for AT&T-branded directories not recognized as revenue in current period due to purchase accounting	—	(277.3)
Less current period publication sales for Sprint-branded directories not recognized as revenue in current period due to the deferral method of accounting	(230.3)	(221.0)
Less current period publication sales for AT&T-branded directories not recognized as revenue in current period due to the deferral method of accounting	(225.6)	(158.4)
Plus net revenue reported in the period for publication sales from prior periods for Sprint-branded directories	216.3	209.3
Plus net revenue reported in the period for publication sales from prior periods for AT&T-branded directories	158.3	—
Net directory advertising revenue	945.6	583.0
Pre-press publishing revenue	—	13.0
Other revenue	11.0	7.1
Net revenue — GAAP	956.6	603.1
Plus net revenue from Sprint-branded directories that published prior to the acquisition that would have been recognized during the period absent purchase accounting adjustments required under GAAP	—	1.1
Plus net revenue from AT&T-branded directories that published prior to the acquisition that would have been recognized during the period absent purchase accounting adjustments required under GAAP	85.0	441.5
Less pre-press publishing revenue that would not have been recorded had the AT&T transaction occurred on January 1, 2004	—	(11.8)
Net revenue — Adjusted	$1,041.6	
Net revenue — Adjusted pro forma		$1,033.9

Reconciliations, continued

Reconciliation of publication sales for Dex Media-branded directories to total net revenue — GAAP(4):

	2005	2004
	(Amounts in millions)	
Publication sales, excluding adjustments for changes in directory publication dates	$ 1,742.9	$ 1,669.4
Adjustments for changes in directory publication dates	(14.9)	20.2
Publication sales	1,728.0	1,689.6
Publication sales — percentage change over prior year	2.2%	
Less: Current period publication sales not recognized as revenue in current period due to the deferral method of accounting	(1,503.6)	(1,015.4)
Plus: Revenue recognized in the current period for publication sales from prior periods	1,403.2	928.7
Plus: Revenue recognized in the current period related to extension billings for changes in directory publication dates	30.8	—
Total net revenue — GAAP	$ 1,658.4	$ 1,602.9

The following table presents a reconciliation of RHD net revenue — GAAP to combined adjusted net revenue as if RHD and Dex Media were combined for the fiscal year 2005. 2005 combined adjusted net revenue presented below is not necessarily representative of what the 2005 actual combined adjusted net revenue would have been due to, among other things, differences in accounting methodologies between RHD and Dex Media, nor is it indicative of future results for the combined company.

	2005
	(Amounts in millions)
RHD net revenue — GAAP	$ 956.6
Plus net revenue for directories acquired from AT&T that published prior to such acquisition that would have been recognized during the period absent purchase accounting adjustments required under GAAP	85.0
RHD net revenue — adjusted	1,041.6
Dex Media net revenue — GAAP	1,658.4
2005 combined adjusted net revenue	$2,700.0

Reconciliation of net revenue — GAAP outlook to net revenue — adjusted pro forma outlook:

	Full Year 2006 Outlook
	(Amounts in billions)
Net revenue — GAAP outlook	$1.87
Plus pro forma net revenue that would have been recognized during the period absent purchase accounting adjustments required under GAAP assuming the Dex Media transaction had occurred on January 1, 2006	0.86
Net revenue — Adjusted pro forma outlook	$2.73

Reconciliations, continued

Reconciliation of adjusted pro forma EBITDA outlook to operating income — GAAP outlook (5):

	Full Year 2006 Outlook
	(Amounts in billions)
Adjusted pro forma EBITDA outlook	$ 1.46
Less pro forma depreciation and amortization	(0.37)
Adjusted pro forma operating income outlook	1.09
Less revenue from Dex Media-branded directories that published prior to the acquisition that would have been recognized during the period absent purchase accounting adjustments required under GAAP, excluding January 2006	(0.72)
Plus expenses from Dex Media-branded directories that published prior to the acquisition that would have been recognized during the period absent purchase accounting adjustments required under GAAP, net of amortized deferred cost uplift, excluding January 2006	0.01
Less Dex Media net operating income impact for the month of January 2006	(0.05)
Operating income — GAAP outlook	$ 0.33

Calculation of adjusted pro forma EBITDA margin outlook (5):

	Full Year 2006 Outlook
	(Amounts in billions)
Adjusted pro forma net revenue outlook (from prior page)	$2.73
Adjusted pro forma EBITDA outlook (from above)	1.46
Adjusted pro forma EBITDA margin outlook	53.5%

Notes to Reconciliation of Non-GAAP Measures

(1) Publishing revenue is recognized using the deferral and amortization method of accounting. Under this method, when a directory is published, the publication sales value is deferred and amortized into the income statement ratably over the life of the directory, which is typically 12 months. Publication sales represent the billable value of advertising sales in directories that published during the year. If events occur during the current period that affect comparability of sales to the prior year period, such as changes in directory publication dates, then prior year sales are adjusted to conform to the current period presentation to maintain comparability.

(2) As a result of the AT&T (formerly known as SBC) Directory Acquisition and the related financing and associated purchase accounting, management believes that the 2005 and 2004 results reported in accordance with GAAP are not comparable, nor do they reflect the Company's underlying operational or financial performance. Accordingly, management is presenting certain non-GAAP financial measures in addition to results reported in accordance with GAAP in order to better communicate underlying operational and financial performance and to facilitate comparison of adjusted 2005 performance with adjusted pro forma 2004 results. Adjusted results for 2005 exclude the impact of purchase accounting as well as certain other adjustments. Adjusted pro forma results for 2004 also reflect the combination of RHD with the AT&T directory business in Illinois and Northwest Indiana as if the transaction had been consummated at the beginning of the year presented and certain other adjustments. While management believes that the adjusted pro forma results reasonably resemble operational performances as if the AT&T transaction had been consummated at the beginning of the period presented, because of differences between RHD and predecessor accounting policies, management does not believe these pro forma results are strictly comparable. The adjusted and adjusted pro forma results assume that the appropriate pro rata portion of the revenues and direct costs of directories acquired from AT&T that published prior to the acquisition plus, in the case of 2004 adjusted pro forma results, all September 2004 directories were recognized during the period pursuant to the deferral and amortization method. As a result of purchase accounting, these pre-acquisition revenues and expenses are not included in reported GAAP results. For the periods prior to the actual acquisition date of September 1, 2004, adjusted pro forma interest expense assumes the transaction occurred at the beginning of the periods presented and is based on the incremental debt actually incurred at the time of the acquisition and the interest rate in effect at the time of the acquisition with no assumption for additional debt repayments. For periods after the acquisition date, interest expense is determined in accordance with GAAP results. As a result of purchase accounting required under GAAP, we recorded the deferred directory costs related to directories that were scheduled to publish subsequent to the AT&T Directory Acquisition at their fair value determined as (a) the estimated billable value of the published directory less (b) the expected costs to compete the directories, plus (c) a normal profit margin. We refer to this purchase accounting entry as "cost uplift." The cost uplift has been excluded from adjusted and adjusted pro forma results.

(3) As a result of the SPA Acquisition and the related financing and associated purchase accounting, management believes that the 2005 and 2004 results reported in accordance with GAAP are not comparable, nor do they reflect the Company's underlying operational or financial performance in 2004. Accordingly, management is presenting certain non-GAAP financial measures in addition to results reported in accordance with GAAP in order to better communicate underlying operational and financial performance and to facilitate comparison of adjusted 2005 performance with adjusted pro forma 2004 results. Adjusted results reflect the elimination of purchase accounting and certain other adjustments. The 2004 adjusted pro forma results assume that the appropriate pro rata portion of the revenue and direct costs of directories acquired from Sprint that published prior to the acquisition plus all January 2003 Sprint directories were recognized during the period pursuant to the deferral and amortization method. As a result of purchase accounting, these pre-acquisition revenues and expenses are not included in reported GAAP results. Additionally, the cost uplift reported under GAAP to eliminate profit on sales contracts completed before the acquisition date for Sprint directories not yet published at the acquisition date has also been removed.

(4) Dex Media utilizes the deferral and amortization method of accounting, under which revenue and expenses are recognized over the lives of the directories published by the company. In addition to disclosing financial results that are determined in accordance with GAAP, Dex Media also discloses certain non-GAAP

measures including publication sales. Publication sales represent the total billable value of advertising in directories that were published during the period, together with all other revenue, including Internet and direct marketing products, sold during the period. The most comparable GAAP financial measure to publication sales is revenue. If events occur during the current period that affect the comparability of publication sales to the prior year period, such as changes in directory publication dates, then prior year publication sales are adjusted to conform to the current period presentation and to maintain comparability. Although publication sales are subsequently recognized as revenue over the lives of the respective directories, publication sales may not be directly indicative of the amount ultimately recognized as revenue under deferral and amortization, due to adjustments that may occur in subsequent reporting periods. Therefore, publication sales are not necessarily indicative of Dex Media's future quarterly or annual recognized revenue. Dex Media management believes that presenting non-GAAP measures is important for investors to better understand Dex Media's underlying operational and financial performance, to facilitate comparison of results between periods, to enable investors to better assess and understand Dex Media's ability to meet debt service, make capital expenditures and meet its working capital requirements. An analysis of Dex Media's results of operations and the non-GAAP measures presented should only be made in conjunction with data presented in accordance with GAAP.

(5) EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted pro forma EBITDA represents adjusted pro forma earnings before interest, taxes, depreciation and amortization. EBITDA and adjusted pro forma EBITDA are not measurements of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income or net income prepared in conformity with GAAP. In addition, EBITDA may not be comparable to similarly titled measures of other companies.


RHDonnelley
DEX
MEDIA

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Raleigh, North Carolina 27601

Annual Meeting
The 2006 annual meeting of stockholders of R.H. Donnelley Corporation will be held on Thursday, June 1, 2006, at 10:00 a.m., local time, at the Embassy Suites® Hotel, 201 Harrison Oaks Boulevard Cary, North Carolina 27513.

Stock Data
R.H. Donnelley Corporation common stock is traded on the New York Stock Exchange under the ticker symbol RHD. Shares outstanding as of March 1, 2006, were 68,553,054.

Corporate Offices
1001 Winstead Drive
Cary, North Carolina 27513
866-527-4550
www.rhd.com


RHDonnelley
DEX
MEDIA

?001 Winstead Drive, Cary, North Carolina 27513
?66-527-4550
www.rhd.com